

MESSINA MINERALS INC.


RECEIVED
SEP 1 8 2006

Third Quarter Report
For the nine months ended June 30, 2006


06016787

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 23, 2006

This Management Discussion and Analysis is provided for the purpose of reviewing the third quarter of 2006, and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the periods ending June 30, 2006 and 2005, as well as the audited financial statements for the year ended September 30, 2005. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. is a base metals and gold exploration company based in Vancouver, Canada with an exploration office and active projects in Newfoundland and gold exploration assets in Ontario. The Company has acquired exploration properties within belts of proven geological merit with nearby mining infrastructure. In December 2004, the Company made a new zinc-lead-copper-gold-silver discovery on its Tulks South Property in central Newfoundland which highlights the exploration potential of the Company's Newfoundland properties overall. Throughout 2005, the Company continued work to expand the "Boomerang" zone of mineralization, as well as drill test other targets in an attempt to establish a "camp" comprised of several areas of base metal deposition. In February 2006 the Company made a second new discovery of zinc-lead-copper-gold-silver at "Domino" which demonstrates the increased prospectivity of the property and also demonstrates the potential for a "camp" comprised of multiple lenses of significant mineralization. The Company is presently drilling base metal massive sulphide targets within Messina's Tulks South Property including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to define/expand the volume of zinc-lead-copper-silver-gold bearing massive sulphide mineralization on the property to the point where the Company can proceed with an independent resource calculation, and to identify and test significant new exploration targets within Messina's extensive 28,894-hectare properties.

During the fiscal year ended September 30, 2005, the Company raised a total of $3,393,490 in brokered and non-brokered private placements and realized an additional $1,498,911 through the exercise of warrants and options. During the first quarter ended December 31, 2005, the Company closed a brokered private placement for gross proceeds of $4,171,550. During the current quarter the Company raised over $5.9 million through a non-brokered private placement to be used to accelerate and expand the 2006 exploration program. In summary, the Company has been successful in raising the funds necessary to finance its exploration campaign planned for 2006.

The Company's business is managed by directors, officers, employees and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

Overall Performance

Messina Minerals Inc. is a Canadian mineral exploration company with extensive mineral land holdings totalling 28,894 hectares (289 square kilometres) in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits. The Company believes its properties hold considerable exploration potential for the discovery of large-tonnage and high-grade base metal deposits. The drill intersection made by the Company in December 2004 of new zinc-lead-copper-silver-gold mineralization at the Boomerang Prospect on the Tulks South Property in Newfoundland demonstrated the potential of the region for exploration discovery. A total of approximately 32,000 meters of drilling was completed during the calendar year 2005. The high-grade nature of the December 2004 discovery hole mineralization has been confirmed and repeated in many holes drilled during 2005, and length, width, and depth characteristics of the Boomerang prospect are being defined. In February 2006, the Company intersected a second new zone of high-grade mineralization at "Domino" adjacent to the Boomerang discovery. From February to May, drilling has focussed on Domino which to date has now been extended to a 500 meter strike length.

Management considers the Company as a junior exploration company with advanced stage exploration properties that may yield quantifiable mineral resources as these properties undergo further testing. Management feels that the programs completed to date on its central Newfoundland properties have yielded exploration results that warrant ongoing expenditures. The Boomerang and Domino massive sulphide lenses have each demonstrated continuity of mineralization containing economically significant grades. A budget of minimum $6 million has been approved by Directors for 2006 exploration efforts. An improved economic climate in the mineral industry assisted in Messina's efforts to raise funds during 2005; this economic environment is expected to continue into 2006.

Financial Health for 2006

Messina has raised funds for exploration throughout the 2006 fiscal year. The pricing of each successive financing has intentionally been higher than the last to protect existing shareholders. Many of these new shareholders are professionally managed resource funds that recognize the opportunity for additional capital appreciation. In June, 2006 the Company raised over $5.9 million through a non-brokered private placement to be used to accelerate and expand the 2006 exploration program.

The Company expended $1,698,449 in exploration costs during the third quarter of fiscal 2006, compared to $923,958 in the same quarter of the previous year, signifying a significant increase in exploration activity. The Company's general and administration expenses of $82,436 are comparable to expenditures of $78,686.

Investor Awareness

The Company has embarked upon several investor awareness initiatives including investor conference participation and print and web media advertising of the Company and its prospective properties. The Company had a display booth in Vancouver at the Cordilleran Round-up conference in January 2006, presented a talk in Toronto at a

broker-sponsored conference in mid-February 2006, and had an information booth as well as a core display in Toronto at the Prospectors and Developers Association of Canada convention in March 2006. The Company has run print ads in various trade publications in the recent quarter. These initiatives have led to a greater number of prospective investors inquiring about the Company and its properties and are generally deemed successful in fulfilling the objective of growing the Company's shareholder base. These efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing and expanding these awareness initiatives, subject to future budget constraints.

Property Expenditure Milestone

During fiscal 2005, the Company fulfilled its expenditure requirements to earn a 100% interest from Falconbridge Limited (formerly Noranda Inc.) on the Tulks South Property which hosts the Boomerang discovery. Falconbridge formally acknowledged that Messina has satisfied all requirements and earned a 100% interest described in the Company's News Release dated April 19, 2006. Falconbridge still retains a residual right to back in for 50% if >10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report. If Falconbridge exercises the back in right it would pay 150% of feasibility costs to that point or revert to a 2% net smelter return royalty.

Strong Commodities Outlook

Base metal commodity prices have more than quadrupled from the level reached during 2002 as metal stockpiles have declined, generally believed to be a result of growth in the Chinese and Indian economies. The zinc price is near an all-time high reached May 11 of $1.72 U.S. per pound and currently above $1.50 U.S. per pound. Copper is similarly near all-time high prices of $3.60 U.S. per pound; currently above $3.30 U.S. per pound. The price of gold hit a peak of $720 U.S. on May 11 and is currently above $600 per ounce. Silver hit a high of $14.94 U.S. per ounce in May and is currently above $11.90 U.S. per pound. Zinc, copper, gold and silver are important economic elements of the Boomerang and Domino mineralization. The outlook for zinc particularly is very good for several years. High commodity prices will help keep the investment market focused on Messina and the potential for capital appreciation.

Results of Operations

Exploration Results 2006

The Company's management believes there is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, and has previously acquired the contiguous Costigan Lake and Eagle properties. The Company staked the Victoria Mine property located 30 km to the northeast also within the Tulks Volcanic Belt and, during the period, the Company staked additional ground adjacent to the Victoria Mine property as well as a small property 10km southwest of Victoria called the Bobby's Pond property in the immediate vicinity of both the Bobby's Pond and Daniels Pond massive sulphide deposits. Each of the Tulks and Long Lake volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources.

In addition, each property has several zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Continued commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility, a network of active logging haulage roads, and a nearby base metal mine and mill under construction which is scheduled for completion during 2006.

Tulks South Property, Newfoundland

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Falconbridge Limited (formerly Noranda Inc.) agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements totaling $1.75 million. During fiscal 2005, the Company fulfilled its expenditure requirements to earn a 100% interest from Falconbridge Limited (formerly Noranda Inc.) on the Tulks South Property which hosts the Boomerang discovery. Falconbridge formally acknowledged that Messina has satisfied all requirements and earned a 100% interest described in the Company's News Release dated April 19, 2006. Falconbridge still retains a residual right to back in for 50% if >10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report. If Falconbridge exercises the back in right it would pay 150% of feasibility costs to that point or revert to a 2% net smelter return royalty. The Tulks South Property will remain in good standing without further expenditure required until 2015.

The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. The Company has focused on several zones within the Tulks South Property with exploration programs and significant results for the period described below.

Boomerang Massive Sulphide Discovery

In December 2004 the Company made a new discovery of high-grade massive sulphide mineralization containing copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property. Discovery hole GA04-11 intersected a 14.6 meter interval of massive sulphides at a vertical depth of 240 meters on section 3300E. A 13.9 meter subinterval contains significant copper, lead, and zinc sulphides assaying 0.7% copper, 4.0% lead, 13.6% zinc, 102 g/t silver and 1.0 g/t gold.

From January to December 2005, the Company has used up to four diamond drill rigs and completed 32,000 meters of drilling targeting the new Boomerang Discovery and immediate area. Drilling resumed in this area in early February 2006 testing the "Domino" anomaly; results in 2006 and new results this quarter at Domino are described separately below. At the Boomerang prospect, drilling has intersected massive sulphide mineralization from between 75 meters to 500 meters vertical depth below surface, and over a horizontal distance of 400 meters from section 3350E to 2950E. Hole results by section, including assay results, from, to, interval, true thickness, and

vertical depths below surface have been tabulated in previous quarterly reports. No new results from Boomerang are available up to the date of this Quarterly Report. Subsequent to the period, drilling has resumed at Boomerang using two diamond drills.

Domino Massive Sulphide Discovery

On February 27, 2006 the Company announced another new discovery of high-grade massive sulphide mineralization containing zinc-lead-copper-gold-silver mineralization in the second drill hole completed at the Domino prospect on the Tulks South Property. Domino discovery hole GA06-96 intersected a 10.58 meter interval of massive sulphides assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold on section 3700E at a vertical depth of 475 meters. Results from a total of 7 drill holes have been announced between February 2006 and May 4, 2006.

A total of seven new holes during the period have been completed between 3500E and 4000E at Domino. Results for these holes are tabulated below. The best new hole, GA06-119 intersected 3.62 meters assaying 0.9% copper, 10.0% lead, 12.5% zinc, 253 g/t silver and 1.3 g/t gold on section 3900E in the middle of the Domino lens towards the east. GA06-128 on 4000E, 100 meter east of GA06-119, intersected 3.8 meters assaying 0.3% copper, 1.9% lead, 3.1% zinc, 112 g/t silver and 0.4 g/t gold; the farthest east drill hole to date.

The length of the Domino massive sulphide zone is now more than doubled to approximately 500 meters along strike between 3500E to 4000E. The prior Domino news release (NR May 4, 2006) described a 200 meter strike length of mineralization from 3580E to 3780E.

A summary of the latest assay results from Domino is tabulated below.

Hole ID	Section	Depth (m)	From (m)	To (m)	Core Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface		400								
GA06-120	3500E	-40	521.72	522.84	1.12	0.4	3.0	5.5	87	0.5
GA06-123	3500E	-77	532.0	532.6	0.6	0.7	3.5	8.2	129	1.0
GA06-109	3800E	-85	550.29	568.12	17.83			1.6	8	
GA06-122	3900E	-56				No significant assay				
GA06-119	3900E	-136	622.50	634.19	11.69	0.4	3.5	4.7	121	0.5
including			630.57	634.19	3.62	0.9	10.0	12.5	253	1.3
GA06-115	3900E	-185	668	674		No significant assay				
GA06-128	4000E	-161	656.3	666.0	9.7	0.2	1.0	1.8	57	0.3
including			662.3	666.0	3.8	0.3	1.9	3.1	112	0.4

An updated "Domino Discovery Vertical Longitudinal" map showing pierce points of drill holes on the Domino horizon is posted on the Company's website at http://www.messinaminerals.com/s/Boomerang.asp under Maps.

Results from Domino to date indicate the massive sulphide carries generally high grades of base and precious metals in the center of the lens and is approximately 1 to 5 meters in true thickness. Domino has lateral continuity over at least 500 meters of strike length between 3500E and 4000E. A 2005 intersection on section 3300E in GA05-21 of 0.85 meters assaying 3.9% zinc is now interpreted as Domino mineralization continuing 200 m to the west.

The Domino mineralization has a dip length of approximately 30 to 70 meters. The bottom edge of Domino is sharp and interpreted to be faulted off from a larger sulphide body beneath the Domino elevation level. The vertical fault offset to possible deeper mineralization is interpreted to be between 100 and 200 meters. One drill continues to test for Domino mineralization on 4000E and to the east.

Zinc Zone

The Zinc Zone lies along strike one kilometer to the west of the Boomerang discovery. Historically it is an area of intense volcanogenic alteration known for a very high zinc-in-soil anomaly over a 600 meter strike length. Historical gravity surveying has shown a gravity (density) anomaly situated between grid sections 2600E to 1600E. The Company previously drilled three holes on section 2600E as part of the westernmost tests targeting Boomerang. Drilling has shown the sequence of chert and massive pyritic sulphides extend from Boomerang continuously to 2600E which directly connects the Boomerang mineralization with the Zinc Zone gravity anomaly and soil anomaly target. Additional detailed gravity surveying by the Company has just been completed and is described below; this new data will enable better drill targeting of the sulphide-bearing stratigraphy. The volcanogenic alteration extends through the Zinc Zone and continues to the west another three kilometers to Pats Pond Brook where prospectors have located another occurrence of (pyritic) massive sulphides.

Airborne Geophysical Surveying

Messina has received preliminary results from a detailed airborne magnetic and electromagnetic survey flown during June 2006 by Aeroquest Surveys over the Boomerang, Zinc Zone, Baxter Pond, and Curve Pond target areas. This airborne survey is interpreted to confirm the along-strike continuation of the Boomerang - Baxter Pond horizon for at least 7 kilometers to the northeast.

The airborne survey has also provided a "signature" for the Curve Pond massive sulphide prospect (grab samples to 28% zinc) and traced this stratigraphy for over 10 kilometers. The survey and follow-up mapping/prospecting has considerably upgraded the Curve Pond target and potential of the Curve Pond horizon. Surface exploration surveys are in progress.

Linecutting, Gravity Survey

A 60 kilometer linecut grid begun in June has been completed along a 7 kilometer length covering the Baxter Pond horizon identified as the continuation of the Boomerang stratigraphy.

Detailed gravity surveying of the Boomerang and Zinc Zone areas has recently been completed but not processed or interpreted. Previous historical gravity surveying was coarsely spaced (readings on 200 meter lines) and not sufficiently detailed to allow drill targeting on adjacent lines. Gravity surveying on selected high-potential targets along the Boomerang-Baxter Pond horizon and the Curve Pond horizon is in progress.

Tulks East Massive Sulphide Prospect

Tulks East is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery.

In general, previous work on the Tulks East deposit area by Messina and others includes approximately 14,500 meters of drilling in 87 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone.

During the period Messina completed a structural re-evaluation of the Tulks East A and B Zone massive sulphide lenses. In 1994, a major exploration company estimated the B Zone contained 280,000 tonnes grading 10.3% zinc, 1.4% lead, 0.8% copper, 81 g/t silver and 0.7 g/t gold and the A Zone contained >4.3 million tonnes of pyritic sulphide including an estimated 1.8 million tonnes grading 2.9% zinc, 0.4% copper, and 15 g/t silver. These historical estimates are not NI43-101 compliant and are cited as indication of exploration potential; Messina has not done the work necessary to verify these estimates.

The B Zone base metal rich lens is approximately 3 to 5 meters thick and has historically been interpreted to overlie the A Zone pyrite lens. The A Zone is approximately 30 meters thick and exhibits classic zonation, with metal content and intensity of footwall alteration increasing along strike and to depth beyond current levels of drilling. A very large gravity anomaly, up to 1.3 mgal, also extends along strike from currently known massive sulphide intersections.

The recent structural re-evaluation has documented a fault which is interpreted to have brought part of the B Zone lens up to surface to its current position overlying the A Zone. The B Zone lens is now interpreted to be a fault offset of one originally large massive sulphide lens comprised of both the B Zone and A Zone, and that the A Zone is predicted to continue to improve in metal zonation towards grades exhibited by the B Zone. Drilling is in progress to test this prediction. Continued drilling will focus on outlining a base metal resource at the Tulks East A/B Zones.

Middle Tulks Area

In October 2005, the Company's prospectors discovered a new zone of outcropping massive sulphides in the Middle Tulks area of the Tulks South Property, located 17 kilometers northeast of the Boomerang discovery and approximately 3,500 meters southwest along strike from the Tulks East prospect. One sample returned values of 0.3% copper, 0.6% lead, 1.9% zinc, 47 g/t silver and 0.3 g/t gold. Two large 500 pound boulders of pyritic massive sulphides and one smaller boulder assaying 5.6% copper and 0.9% zinc have been located nearby and are considered

to be close to their primary source and related to the new outcrop discovery. In addition, an associated and distinctive zone of massive chlorite-pyrite footwall alteration zone has been recognized (the plumbing system) and traced over 600 meters along strike. The Company drilled 6 holes (TE06-87 to TE06-92 inclusive) totalling 828.0 meters during the period testing several different geophysical targets in the Middle Tulks area, with no significant intersections of base metals.

Long Lake Property, Newfoundland

The Long Lake property was comprised of 8,783.95 hectares or 88 square kilometers of prospective mineral lands covering most of the Long Lake volcanic belt. On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Falconbridge Limited (formerly Noranda Inc.) to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Falconbridge Limited agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. In November 2005 Falconbridge Limited agreed to allow the Company an additional term until December 31, 2007 to fulfil its expenditure requirements. The extension allows the Company to more effectively target its ongoing exploration programs on this property. To earn its interest, the Company was required to incur $1,293,871 in exploration expenditures by August 31, 2005. At December 31, 2005 $1,040,674 remains to be incurred.

The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Subsequent to the period, Messina received acknowledgement from Falconbridge allowing a portion of the property, termed the Aldrin-Long Lake Property, to be optioned to Aldrin Resource Corp (see below) providing the terms of the original agreement with Falconbridge are met.

Aldrin – Long Lake Property, Newfoundland

The Company entered into an option agreement dated January 6, 2006 with Aldrin Resource Corp whereby Aldrin can earn an undivided 50% interest in Messina's interest in a portion of the Long Lake Property termed "Reid Lot 229" totaling 4,008.95 hectares in area, comprising approximately half of the total Long Lake Property. To earn its interest, Aldrin must incur $300,000 in exploration expenditures before December 31, 2006 and a further $500,000 before December 31, 2007, issue to Messina a total of 1,000,000 shares on or before August 31, 2007, and pay Messina the sum of $600,000 on or before December 31, 2007. Messina is operator during the earn-in phase and becomes operator if a joint venture is formed. A requirement of the option was the consent of Falconbridge Limited which has now been received as reported in the Company's News Release dated May 3, 2006.

A new airbourne magnetic and electromagnetic survey has been flown over the Aldrin-Long Lake Property. Results have been received. Interpretation and recommendations for further work will follow.

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization on The Aldrin-Long Lake property including the Main Zone, the South Zone, and the East Zone. An historical estimate of the inferred mineral resource at the Main Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource, nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate characterizing in-ground mineralization only and is not a NI 43-101 conforming resource classification.

Two additional massive sulphide zones, namely the South Zone and the East Zone have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters.

Long Lake Property, Newfoundland

The remaining portion of the Long Lake property is now comprised of 4,775 hectares or 48 square kilometers of prospective mineral lands. The most significant zone of mineralization on this property, the Lucky Gnome Zone, was discovered by drilling in 2002 and consists of a sequence of massive pyrite and associated magnetite-chlorite-barite exhalite. The Company conducted a drill program on the Long Lake Property in September 2005 totalling 715.7 meters in three drill holes targeting the Lucky Gnome massive sulphide prospect. The holes intersected alteration containing anomalous base metals however none of the holes intersected massive sulphides. The importance of the Lucky Gnome prospect has been downgraded however the Lucky Gnome horizon remains prospective along strike. The property will remain in good standing without further expenditure until January 29, 2008.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland, which are the focus of Messina's exploration activities. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. One hole totaling 280 meters of drilling was completed in October 2005. The hole intersected several magnetite-rich horizons however no significant assays were reported. The property remains in good standing until 2009 without further expenditure.

Eagle Property, Newfoundland

The Eagle Property is located in central Newfoundland contiguous with the Company's Tulks South Property. The property includes three mapstaked licences totalling 100 claims covering 2,500 hectares along an 11 kilometer corridor which covers areas the Company believes are prospective for "Eagle-Zone style" gold mineralization. This

property is prospective and additional evaluation is planned for 2006. During the period, this property has been merged with the Tulks South Property for administrative ease.

Lloyd's River Property, Newfoundland

In March of this year, the Company optioned the Lloyd's River massive sulphide property, encompassing 60 claims totaling 1,500 hectares contiguous with and 3.5 kilometers from the Boomerang discovery. Exploration work undertaken failed to discover the source of a massive sulphide boulder and no additional work was recommended. The Company terminated its option on the property in December and all amounts have been written off as of September 30, 2005.

Victoria Mine Property, Newfoundland

The Victoria Lake property is comprised of 12 mineral claims totaling 300 hectares acquired by staking on February 13, 2006. During the period, an additional 24 mineral claims totaling another 600 hectares were staked. The property covers altered felsic volcanics adjacent to the historic producer Victoria Mine which produced copper and zinc at the turn of the century. A total of $7,200 is required to be spent on the total property before mid-February 2007 to maintain the property in good standing.

Bobby's Pond Property, Newfoundland

The Bobby's Pond property was acquired by staking on May 11, 2006 and is comprised of 7 mineral claims totaling 175 hectares area. A total of $1,400 is required to be spent on the total property before May 11, 2007 to maintain the property in good standing.

Ontario Properties

The Ontario Properties are comprised of the Pukaskwa Property and the Mishi Leases in Ontario. The properties are prospective for gold. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares upon acceptance by the TSX Venture Exchange and a further 300,000 common shares over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval. The Mishi Leases require a nominal payment annually to the Ontario government to maintain in good standing.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to June 30, 2006
$60,000 – August 2004	-$50,000 for Property Exploration on Tulks South Property -$10,000 for working capital	$50,000 on Tulks South
$177,000 – November 2004	-$177,000 for Property Exploration on Tulks South Property	$177,000 on Tulks South
$700,000 – January 2005	-$200,000 for Property Exploration on Tulks South Property, -$500,000 for working capital	$200,000 on Tulks South
$2,516,490 - February 2005	-$413,500 for Property Exploration on the Company's Newfoundland properties, -$2,102,990 for working capital	$ 413,500 on Tulks South
$4,171,550 – October 2005	-$4,171,550 for Property Exploration on the Company's Newfoundland properties;	$4,067,163
$5,955,025 – June 2006	-$4,250,000 for Property Exploration on the Company's Newfoundland properties; -$1,705,025 for working capital	N/A

Summary of Quarterly Results

QUARTER ENDING	June 30, 2006	Mar. 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar. 31, 2005	Dec 31, 2004	Sep 30, 2004
	$	$	$	$	$	$	$	$
Loss before income taxes	(43,805)	(107,717)	(42,998)	(417,815)	(274,132)	(1,534,190)	(94,257)	(96,342)
Loss Per Share	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.08)	(0.01)	(0.01)

Messina's loss before income taxes for the quarter was $43,805 as compared to $274,132 for the same period last year. Included in last year's amount is a charge for stock-based compensation in the amount of $196,805 relating to employee stock options granted during that quarter. For the current quarter, this charge was $Nil. Included in the quarter ended June 30, 2006 is interest income of $38,361 (2005 - $1,359). After adjusting for these differences, the expenses for the current quarter of $82,436 are consistent with $77,327 for the comparable period from 2005.

Capital Resources and Liquidity

During the first quarter, the Company completed a partially brokered private placement of 2,528,212 flow through shares for total proceeds of $4,171,550. During the third quarter, the Company completed a private placement for total proceeds of $5,955,025. At June 30, 2006 the Company had $7,473,559 in working capital as a result of funds raised which are not yet expended on exploration.

The Directors have approved a minimum $6 million for exploration of its central Newfoundland properties in 2006, a result of continued exploration success in 2005. Messina has sufficient working capital to continue exploration of its properties at this reasonable pace of expenditure. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

Transactions with Related Parties

During the nine month period ended June 30, 2006 Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $14,755 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued management fees of $72,917 to Peter Tallman, President of the Company.
c) Paid or accrued geological consulting and equipment rental fees of $112,260 to a company controlled by Kerry Sparkes, Vice President, Exploration, which have been included in deferred exploration cost.
d) Paid or accrued geological consulting and equipment rental fees of $66,508 to Peter Tallman, President of the Company, and companies controlled by Peter Tallman, which have been included in deferred exploration cost.
e) Purchased vehicles for consideration of $52,984 from a company controlled by Peter Tallman, President of the Company, which have been included in building and equipment.
f) Purchased equipment in the amount of $16,100 from a company controlled by Kerry Sparkes, Vice President, Exploration.
g) Paid or accrued legal fees of $42,387 to a company controlled by David McCue, a Director of the Company.

Included in accounts payable is $1,856 owing to directors, officers and/or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, Messina has an obligation to issue shares to Tulks Resources Ltd. for property option payments. Peter Tallman is a director of Tulks Resources Ltd.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Risk Factors

Companies involved in the mineral exploration industry are faced with many risk factors. The following selected risk factors are those management views as the most germane to the Company at this stage in the Company's growth. While it is not possible to eliminate all the factors inherent in the mineral exploration business, the Company, through ongoing assessment, strives to mitigate these risks to ensure the protection of its assets.

Exploration and Development Risk

Mineral exploration and development involves a high degree of risk and few properties explored are ultimately developed into producing mines. There is no assurance that any mineral resources identified and defined can be commercially mined Messina attempts to mitigate these risks by conducting exploration programs and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these studies.

Financing Risk

Messina has limited financial resources and relies upon the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment. The Company has been successful in the past in obtaining financing though the placement of equity, however there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable.

Political and Legislative Risk

The Company's properties are located in Canada. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected, to varying degrees, by changes in federal or provincial legislation and regulations and the affects of any changes cannot be accurately predicted. The Company identifies changes and potential changes in environmental legislation, regulations, and 'best practices guidelines' as one source of potential risk in this regard.

Business Cycle Risk

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the exploration of its properties and further the Company's long term plan. Commodities prices are generally regarded to behave cyclically and are currently at new relative highs with favourable future outlooks, which reflects favourably on the prospects of the Company. There can be no assurance

that these conditions will remain, and the Company can be adversely affected by a change in cyclical market direction. Any changes in general market conditions are beyond the control of the Company.

Outstanding Share Data

At June 30, 2006 the Company had 32,585,160 common shares outstanding, valued at $24,599,591. During the quarter 974,300 non flow-through shares were issued at $1.75 per share, and 2,125,000 flow-through shares were issued at $2.00 per share pursuant to a private placement.

Options outstanding at June 30, 2006 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Gary McDonald	75,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
David McCue	25,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
John Pallot	125,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Susan Tessman	100,000	January 20, 2005	$ 1.55	January 20, 2007	Officer
Peter Mordaunt	500,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Employees	100,000	January 20, 2005	$ 1.55	January 20, 2007	Employee
Sparkes Consulting	50,000	January 20,2005	$ 1.55	January 20, 2007	Consultant
David McCue	50,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	75,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	500,000	February 2, 2005	$ 1.60	February 1, 2007	Director
Employees	75,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Kerry Sparkes	50,000	June 6, 2005	$ 1.60	June 6, 2007	Consultant
Employees	120,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Steven Brunelle	150,000	Sept 6, 2005	$ 1.51	Sept. 6, 2007	Director
David McCue	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
John Pallot	25,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
Gary McDonald	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
TOTAL	2,170,000				

At June 30, 2006 the Company had the following share purchase warrants outstanding:

	Number of Warrants	Number of Shares	Exercise Price	Expiry Date
	62,500	62,500	$ 0.25	August 14, 2006
	437,500	437,500	$ 1.00	January 19, 2007
	200,000	200,000	$ 1.25	January 19, 2007
	775,185	775,185	$ 1.60	February 16, 2007
	137,834	137,834	$ 1.75	February 16, 2007
	184,640	184,640	$ 1.65	October 6, 2006
	487,150	487,150	$ 2.00	June 1, 2008
	243,544	243,544	$ 2.00	June 1, 2008
TOTAL	2,528,353	2,528,353		

During the quarter, 5,000 warrants were exercised at $1.00. 730,694 warrants were issued exercisable at $2.00 for a period of two years. Subsequent to the period end, 62,500 of the August 14, 2006 warrants were exercised at $0.25 per share.

Outlook

During 2006, Messina expects to conduct the most extensive exploration program of the Tulks South Property the property has ever seen. Results from 2005 have shown that the property can host significant base metal mineralization; the objective of the 2006 exploration program is to locate more of this mineralization from which the Company would be prepared to calculate a resource.

Additional Information

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

Additional Information for Venture Issuers without Significant Revenue

Deferred Exploration Expenditures
Three Months Ended June 30, 2006

	Mishi Gold & Pukaskwa Property	*Tulks South Property*	*Costigan Lake Property*	*Long Lake Property*	*Victoria Mine Property*	*Bobby's Pond Property*	*Total June 30 2006*
Acquisition costs							
Balance, beginning of period	$ 1	$ 101,313	$ 500	$ 57,000	$ -	$ -	$ 158,814
Additions during the period:							
Staking and recording fees	-	-	-	-	360	70	430
	-	-	-	-	360	70	430
Balance, end of period	1	101,313	500	57,000	360	70	159,244
Deferred exploration costs							
Balance, beginning of period	11,252	5,167,843	31,975	327,125	-	-	5,538,195
Additions during the period:							
Assays, testing and analysis	-	5,741	-	1	-	-	5,742
Camp construction and supplies	-	156,810	338	320	-	-	157,468
Diamond drilling	-	890,170	-	-	-	-	890,170
Equipment rental	-	31,191	5	10,702	-	-	41,898
Geology, geophysics and prospecting	-	438,903	191	177,716	-	-	616,810
Labour	-	(556)	-	(21,600)	-	-	(22,156)
Lease rental and claim maintenance	2,313	(84)	-	-	-	-	2,229
Surveying	-	4,600	-	(18,400)	-	-	(13,800)
Transportation and travel	-	20,088	-	-	-	-	20,088
	2,313	1,546,863	534	148,739			1,698,449
Balance, end of period	13,565	6,714,706	32,509	475,864	-	-	7,236,644
Recovery of exploration costs	(24,500)	(100,000)	-	(100,809)	-	-	(225,309)
Written off during the period	-	-	-	-	-	-	-
Total, end of period	$ (10,934)	$ 6,716,019	$ 33,009	$ 432,055	$ 360	$ 70	$ 7,170,579

Deferred Exploration Expenditures
Three Months Ended June 30, 2005

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Lake Property	Costigan Lake Property	Long Lake Property	Lloyd's Lake Property	Total June 30 2005
Deferred exploration costs							
Balance, beginning of period	$ 30,013	$ 893,519	$ 11,119	$ 2,987	$ 53,184	$ -	$ 990,822
Additions during the period:							
Assays, testing and analysis	-	13,826	-	-	-	-	13,826
Camp construction and supplies	-	83,987	-	-	6,220	-	90,207
Diamond drilling	-	619,039	-	-	-	-	619,039
Equipment rental	-	15,006	-	-	-	-	15,006
Geology, geophysics and prospecting	-	156,119	-	-	-	-	156,119
Labour	-	-	-	-	-	-	-
Staking, recording and lease rental	2,114	-	-	-	-	-	2,114
Surveying	-	10,190	525	525	6,968	525	18,733
Transportation and travel	-	8,914	-	-	-	-	8,914
	2,114	907,081	525	525	13,188	525	923,958
Total, end of period	$ 32,127	$ 1,800,600	$ 11,644	$ 3,512	$ 66,372	$ 525	$ 1,914,780

Third Quarter Operating Expenses

		2006		2005
EXPENSES				
Amortization	$	2,810	$	202
Corporate and administration fees		5,265		7,972
Interest on capital leases		152		-
Management and financial consulting		32,806		34,010
Office and miscellaneous		14,268		4,971
Professional fees		2,881		4,401
Promotion and advertising		8,119		10,969
Regulatory and transfer fees		5,731		5,832
Rent		2,865		2,865
Stock-based compensation		-		196,805
Travel and related costs		7,539		7,464
Loss before other items	$	(82,436)	$	(275,491)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	32,647,660
Options outstanding	2,170,000
Warrants outstanding	2,465,853
Fully diluted share capital	37,283,513

MESSINA MINERALS INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and Chief Executive Officer

MESSINA MINERALS INC.

BALANCE SHEETS
Unaudited
Prepared by Management

	June 30 2006	September 30 2005
ASSETS		
Current		
Cash and equivalents	$ 3,884,757	$ 550,305
Term deposits	4,154,194	1,500,000
Receivables	253,657	173,127
Prepaid expenses and deposits	35,153	49,120
	8,327,761	2,272,552
Building and equipment (Note 3)	134,385	71,141
Equipment under capital leases (Note 4)	78,269	-
Mineral properties and deferred exploration costs (Note5)	7,170,579	3,329,939
Exploration advances (Note 6)	9,368	-
Long-term investment (Note 7)	45,375	20,875
	$ 15,765,737	$ 5,694,507

	June 30 2006	September 30 2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 828,294	$ 437,486
Current portion of capital lease obligations (Note 8)	25,908	-
	854,202	437,486
Long-term		
Obligations under capital leases (Note 8)	57,910	-
Shareholders' equity		
Capital stock (Note 10)	24,599,591	14,992,232
Contributed surplus (Note 10)	2,089,896	1,906,131
Deficit	(11,835,862)	(11,641,342)
	14,853,625	5,257,021
	$ 15,765,737	$ 5,694,507

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Peter Tallman" Director *"Gary McDonald"* Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

Unaudited

Prepared by Management

		Three months ended June 30		Nine months ended June 30	
		2006	2005	2006	2005
EXPENSES					
Amortization	$	2,810 $	202 $	5,980 $	604
Corporate and administration fees		5,265	7,972	15,659	19,945
Interest on capital leases		152	-	152	-
Management and financial consulting		32,806	34,010	88,167	80,010
Office and miscellaneous		14,268	4,971	58,187	43,914
Professional fees		2,881	4,401	21,273	31,084
Promotion and advertising		8,119	10,969	38,219	50,714
Regulatory and transfer fees		5,731	5,832	23,690	46,799
Rent		2,865	2,865	8,595	8,370
Stock-based compensation (Note 10)		-	196,805	-	1,598,659
Travel and related costs		7,539	7,464	35,902	30,159
Loss before other items		(82,436)	(275,491)	(295,824)	(1,910,258)
OTHER ITEMS					
Interest income		38,631	1,359	104,831	7,679
Write-off of mineral properties and deferred exploration costs (Note 5)		-	-	(3,527)	-
		38,631	1,359	101,304	7,679
Loss for the period		(43,805)	(274,132)	(194,520)	(1,902,579)
Deficit, beginning of period		(11,792,057)	(11,121,395)	(11,641,342)	(9,492,948)
Deficit, end of period	$	(11,835,862) $	(11,395,527) $	(11,835,862) $	(11,395,527)
Basic and diluted loss per common share	$	(0.00) $	(0.01) $	(0.01) $	(0.10)
Weighted average number of common shares outstanding during the period		30,471,296	19,161,891	29,601,726	18,372,599

The accompanying notes are an integral part of these financial statements

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS
Unaudited
Prepared by Management

	Three months ended June 30		Nine months ended June 30	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (43,805)	$ (274,132)	$ (194,520)	$ (1,902,579)
Items not affecting cash:				
Amortization	2,810	202	5,980	604
Stock-based compensation	-	196,805	-	1,598,659
Write-off of mineral properties and deferred exploration costs	-	-	3,527	-
Changes in non-cash working capital items:				
Decrease (increase) in receivables	(142,698)	(75,477)	(80,530)	(90,066)
Decrease (increase) in prepaid expenses and deposits	(28,643)	35,830	13,967	(36,113)
Increase (decrease) in accounts payable and accrued liabilities	104,310	172,135	60,806	323,324
Net cash used in operating activities	(108,026)	55,363	(190,770)	(106,171)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of building and equipment	(74,480)	-	(76,378)	(3,096)
Term deposits	(853,194)	-	(2,654,194)	101,170
Reduction in capital lease obligations	(4,372)	-	(4,372)	-
Mineral properties and deferred exploration costs	(1,148,962)	(923,958)	(3,521,592)	(1,488,324)
Exploration advances	8,368	-	(9,368)	-
Net cash used in investing activities	(2,072,640)	(923,958)	(6,265,904)	(1,390,250)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued for cash, net of offering costs of $814,751	5,498,089	244,670	9,791,126	4,853,401
Net cash provided by financing activities	5,498,089	244,670	9,791,126	4,853,401
Increase in cash and equivalents during the period	3,317,423	(623,925)	3,334,452	3,356,980
Cash and equivalents, beginning of period	567,334	4,137,101	550,305	156,196
Cash and equivalents, end of period	$ 3,884,757	$ 3,513,176	$ 3,884,757	$ 3,513,176
Cash paid during the period for:				
Interest expense	$ 152	$ -	$ 152	$ -
Income taxes	-	-	-	-

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("the Company"), was incorporated under the laws of British Columbia and its principal business activities include acquiring and exploring mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

		June 30 2006	September 30 2005
Working capital	$	7,473,559	$ 1,835,066
Deficit	$	(11,835,862)	$ (11,641,342)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2005. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. BUILDING AND EQUIPMENT

	June 30, 2006			September 30, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 20,887	$ 5,608	$ 15,279	$ 8,093	$ 3,030	$ 5,063
Equipment	19,162	4,115	15,047	8,562	1,284	7,278
Vehicles	52,984	5,961	47,023	-	-	-
Building	60,000	2,964	57,036	60,000	1,200	58,800
	$ 153,033	$ 18,648	$ 134,385	$ 76,655	$ 5,514	$ 71,141

4. EQUIPMENT UNDER CAPITAL LEASES

	June 30 2006
Equipment (cost)	$ 88,190
Accumulated amortization	(9,921)
	$ 78,269

During the period ended June 30, 2006, the company acquired vehicles through capital leases. This equipment is amortized on a declining balance basis at a rate of 30%. During the period ended June 30, 2006, amortization in the amount of $9,921 was charged to deferred exploration costs.

MESSINA MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2006
Unaudited
Prepared by Management

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Lloyd's River Property	Total June 30 2006
Acquisition costs								
Balance, beginning of period	$ 1	$ 101,313	$ 500	$ 57,000	$ -	$ -	$ -	$ 158,814
Additions during the period:								
Staking and recording fees	-	-	-	-	360	70	-	430
	-	-	-	-	360	70	-	430
Balance, end of period	1	101,313	500	57,000	360	70	-	159,244
Deferred exploration costs								
Balance, beginning of period	11,252	3,001,906	20,288	137,679	-	-	-	3,171,125
Additions during the period:								
Assays, testing and analysis	-	44,278	1,146	5,432	-	-	-	50,856
Camp construction and supplies	-	281,807	2,725	14,332	-	-	224	299,088
Diamond drilling	-	2,000,785	-	77,731	-	-	-	2,078,516
Equipment rental	-	173,027	76	13,857	-	-	211	187,171
Geology, geophysics and prospecting	-	1,109,758	2,226	198,388	-	-	3,092	1,313,464
Labour	-	19,808	-	-	-	-	-	19,808
Lease rental and claim maintenance	2,313	2,386	-	-	-	-	-	4,699
Surveying	-	52,752	6,048	21,600	-	-	-	80,400
Transportation and travel	-	28,199	-	6,845	-	-	-	35,044
	2,313	3,712,800	12,221	338,185	-	-	3,527	4,069,046
Balance, end of period	13,565	6,714,706	32,509	475,864	-	-	3,527	7,240,171
Recovery of costs	(24,500)	(100,000)	-	(100,809)	-	-	-	(225,309)
Written off during the period	-	-	-	-	-	-	(3,527)	(3,527)
Total, end of period	$ (10,934)	$ 6,716,019	$ 33,009	$ 432,055	$ 360	$ 70	$ -	$ 7,170,579

MESSINA MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2006
Unaudited
Prepared by Management

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total September 30 2005
Acquisition costs						
Balance, beginning of year	$ 1	$ 52,063	$ 500	$ 57,000	$ -	$ 109,564
Additions during the year:						
Shares issued	-	49,250	-	-	36,000	85,250
Cash paid	-	-	-	-	25,000	25,000
	-	49,250	-	-	61,000	110,250
Written off during the year	-	-	-	-	(61,000)	(61,000)
Balance, end of year	1	101,313	500	57,000	-	158,814
Deferred exploration costs						
Balance, beginning of year	28,859	393,915	2,987	25,695	-	451,456
Additions during the year:						
Assays, testing and analysis	-	66,567	-	4,440	-	71,007
Camp construction and supplies	-	266,042	9,079	36,609	1,288	313,018
Diamond drilling	-	1,622,884	-	-	-	1,622,884
Equipment rental	-	41,256	909	5,486	-	47,651
Geology, geophysics and prospecting	-	514,427	4,463	29,952	2,500	551,342
Labour	-	21,600	646	1,292	-	23,538
Staking, recording and lease rental	3,268	100	-	-	-	3,368
Surveying	-	43,496	2,204	20,761	3,523	69,984
Transportation and travel	-	31,619	-	13,444	-	45,063
	3,268	2,607,991	17,301	111,984	7,311	2,747,855
Written off during the year	-	-	-	-	(7,311)	(7,311)
Balance, end of year	32,127	3,001,906	20,288	137,679	-	3,192,000
Recoveries						
Option payments received	(20,875)	-	-	-	-	(20,875)
Total	$ 11,253	$ 3,103,219	$ 20,788	$ 194,679	$ -	$ 3,329,939

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Mishi Gold Property, Ontario
The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, the Company wrote down mineral property and deferred exploration costs to a nominal value.

Pukaskwa claims, Ontario
The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter returns royalty ("NSR"). In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. During the year ended September 30, 2004, the Company entered into an option agreement with Windarra Minerals Ltd. ("Windarra"), a company related by way of common directors, regarding these claims, whereby Windarra has the right to acquire a 100% interest in the claims by issuing to the Company 50,000 common shares upon acceptance (issued, valued at $4,750) and a further 300,000 common shares over a period of 30 months from the date of acceptance (175,000 issued, valued at $40,625). Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement.

Tulks South Property, Newfoundland
The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland. During the period ended June 30, 2006, all requirements were satisfied and the Company has exercised this option. The Company granted Windarra a 2% NSR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

To earn its 100% interest, the Company was required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2006 and issue 100,000 common shares over 3 years to a company with a common director (issued at a value of $67,250). The underlying interest holder is Falconbridge Limited ("Falconbridge"), formerly Noranda Inc. Falconbridge has

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Falconbridge does not exercise its back in rights, it will receive a 2% NSR.

Upon completion of a positive feasibility study, an additional 16,667 common shares of the Company will be issued to a company with a common director and the property will be subject to a 0.5% NSR. from the Company's share of the proceeds from production of the property.

Eagle Property
The Company acquired the Eagle property by staking.

Costigan Lake Property, Newfoundland
The Company acquired the Costigan Lake property by staking.

Long Lake Property, Newfoundland
The Company has an option to earn a 100% interest in certain mineral claims comprising the Long Lake property. To earn its interest, the Company was required to incur $1,293,871 in exploration expenditures by August 31, 2005. The deadline has been extended to December 31, 2007. At June 30, 2006, $819,137 (September 30, 2005 - $1,156,192) remained to be spent. The optionee retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% NSR.

Messina has entered into an option agreement with Aldrin Resource Corp. (Aldrin)whereby the Aldrin can earn an undivided 50% interest in Messina's interest in the Reid Lot 229 portion of the property. To earn this interest, the Aldrin must incur $300,000 in exploration expenditures before December 31, 2006 and a further $500,000 before December 31, 2007; issue Messina a total of 1,000,000 shares by August 31, 2007; and pay Messina $600,000 by December 31, 2007.

6. EXPLORATION ADVANCES

The Company has advanced amounts to suppliers for certain future exploration commitments. These amounts will be charged to deferred exploration costs as the services are provided.

7. LONG-TERM INVESTMENT

Long term investment consists of 225,000 shares of Windarra Minerals Ltd. These shares were received at a value of $43,375 as part of an option agreement on the Pukaskwa property (Note 5). At June 30, 2006, the market value of these shares was $51,750. Of these shares, 100,000 are restricted from trading until September 25, 2006.

8. OBLIGATIONS UNDER CAPITAL LEASES

During the period ended June 30, 2006, the Company acquired vehicles through capital leases. The following is a schedule of future minimum lease payments required under these leases in the years ending September 30:

2006	$ 6,786
2007	27,143
2008	27,145
2009	25,038
Total minimum lease payments	86,111
Amount representing interest	(2,293)
Balance of the obligations	$ 83,818

9. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

1. Paid or accrued corporate administration fees of $14,755 (2005 - $13,236) to an officer of the Company.

2. Paid or accrued management fees of $72,917 (2005 - $34,250) to a director and officer of the Company.

3. Paid or accrued geological consulting and equipment rental fees of $112,260 (2005 – nil) to a company controlled by an officer of the Company.

4. Paid or accrued geological consulting fees and equipment rental fees of $66,508 (2005 - $45,500) to a director and officer of the Company and companies controlled by this director and officer, which have been included in deferred exploration costs.

5. Purchased vehicles for consideration of $52,984 from a company controlled by a director and officer of the Company, which have been included in building and equipment.

6. Purchased equipment in the amount of $16,100 from a company controlled by an officer of the Company.

7. Paid or accrued legal fees of $42,387 (2005 – $24,444) to a company controlled by a director of the Company.

Included in accounts payable is $1,856 (2005 - $93,777) owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 5) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is also a director and officer of the Company.

9. RELATED PARTY TRANSACTIONS (cont'd)

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

10. CAPITAL STOCK

	Number of Shares	Share Amount	Contributed Surplus
Authorized			
Unlimited common voting shares, without par value			
Issued			
Balance as at September 30, 2004	14,750,514 $	10,026,457 $	192,834
Issued for cash	9,768,884	4,892,401	-
Issued for property acquisition	35,000	85,250	-
Offering costs	-	(32,710)	-
Fair value of stock options granted	-	-	1,906,131
Transfer fair value of options exercised	-	81,781	(81,781)
Transfer fair value of warrants exercised	-	111,053	(111,053)
Tax benefits renounced to flow-through share subscribers	-	(172,000)	-
Balance as at September 30, 2005	24,554,398	14,992,232	1,906,131
Issued for cash	8,030,762	10,605,875	-
Offering costs	-	(814,751)	-
Fair value of agents' warrants	-	(183,765)	183,765
Balance as at June 30, 2006	32,585,160 $	24,599,591 $	2,089,896

As part of a private placement which closed on June 1, 2006, the Company issued 2,125,000 flow-through common shares at a price of $2.00 per share and 974,300 non-flow-through units at a price of $1.75 per unit for total proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one share purchase warrant with each whole warrant exercisable into one share at a price of $2.00 for a period of two years. The Company paid finders' cash commissions of $409,852 and issued 243,544 finders' warrants pursuant to a finders' fee agreement. The finders' warrants entitle the holder to purchase one common share for a period of two years at an exercise price of $2.00 per unit.

10. CAPITAL STOCK (cont'd)

As part of a private placement which closed on October 5, 2005, the Company issued 2,528,212 flow through common shares at a price of $1.65 per share for proceeds of $4,171,550. Of this amount, $3,808,200 is a brokered private placement with the agents receiving a commission in the amount of $294,546 and 184,640 non-transferable agent's warrants. The agents' warrants entitle the holder to purchase one common share for a period of one year at an exercise price of $1.65 per unit.

During the year ended September 30, 2005, the Company completed private placements as follows:

- November 22, 2004 - issued 1,180,000 flow-through units at a price of $0.15 per unit for gross proceeds of $177,000. Each unit consists of one share and one share purchase warrant exercisable at $0.25 per unit for one year.
- January 19, 2005 – issued 625,000 units at $0.80 and 200,000 flow-through units at $1.00 per unit for gross proceeds of $700,000. Each unit consists of one share and one share purchase warrant exercisable at $1.00 per unit for the non flow-through units and $1.25 per unit for the flow-through units for two years.
- February 16, 2005 – issued 1,557,770 units at $1.35 per unit and 275,667 flow-through units at $1.50 per unit for gross proceeds of $2,516,490. Each unit consists of one share and one-half share purchase warrant each whole warrant being exercisable at $1.60 per unit for the non flow-through units and $1.75 per unit for the flow-through units for one year.

MESSINA MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2006
Unaudited
Prepared by Management

10. CAPITAL STOCK (cont'd)

Warrants

	Number of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2004	6,008,334	0.24	October 24, 2004
Warrants issued			
Private Placement	1,180,000	0.25	November 22, 2005
Private Placement	625,000	1.00	January 19, 2007
Private Placement	200,000	1.25	January 19, 2007
Private Placement	778,885	1.60	February 15, 2006
Private Placement	137,834	1.75	February 15, 2006
Warrants exercised	(4,547,117)	0.25	
Warrants expired	(366,667)	0.45	
Balance, September 30, 2005	4,016,269	0.24	
Warrants issued			
Brokers' warrants	184,640	1.65	October 6, 2006
Private Placement	487,150	2.00	June 1, 2008
Finders' warrants	243,544	2.00	June 1, 2008
Warrants exercised	(2,403,250)	0.20	
Balance, June 30, 2006	2,528,353	1.56	

As part of the private placement in June 2006, the Company issued 487,150 warrants and 243,544 finders' warrants. In January 2006, 916,719 share purchase warrants expiring February 16, 2006 were extended to an expiry date of February 16, 2007.

The fair value of the purchase warrants issued during the period was estimated using the Black-Scholes option pricing model based on the following assumptions:

Risk-free interest rate: 3.3 – 4.2%

Expected life: 1 – 2 years

Dividend rate: 0%

Volatility: 75 - 110%

10. CAPITAL STOCK (cont'd)

Stock options

The Company has a stock option plan that grants options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. These options vest immediately with the individual. On termination of the optionee's relationship with the Company, the expiry date is adjusted to 90 days after the date of such termination. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at June 30, 2006:

Number Of Shares	Exercise Price	Expiry Date
100,000	$ 0.80	December 16, 2006
1,000,000	$ 1.55	January 20, 2007
500,000	$ 1.60	February 1, 2007
245,000	$ 1.60	June 6, 2007
325,000	$ 1.51	September 6, 2007

Stock option transactions for the period are summarized as follows:

	Number Of Options		Weighted Average Exercise Price
Balance, September 30, 2004	1,383,333	$	0.26
Options granted	2,170,000		1.53
Options exercised	(1,383,333)		0.26
Balance, September 30, 2005 and June 30,2006	2,170,000		1.53
Number of options currently exercisable	2,170,000	$	1.53

10. CAPITAL STOCK (cont'd)

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs of granting stock options. The Company granted a total of 2,170,000 stock options to directors and employees during the year ended September 30, 2005 with a weighted average fair value of $1.17 per option. The fair value of 2,170,000 stock options granted was estimated at $1,906,131 using the Black-Scholes option pricing model based on the following assumptions:

	2005
Risk-free interest rate	2.81 – 3.00%
Expected life of options	2 years
Annualized volatility	105 - 114%
Dividend rate	0.00%

11. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended June 30, 2006, the Company had the following significant non-cash transactions:

a) incurred accounts payable for deferred exploration costs of $767,000;
b) granted 184,640 agent's warrants as commission on a private placement;
c) granted 243,544 finders' warrants as commission on a private placement;
d) received 100,000 shares of Windarra as part of the Pukaskwa agreement (note 5).

Corporate Data

August, 2006

Head Office

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

Registered Office and Solicitor

Jeffrey T.K. Fraser Law Corporation
1550-1185 West Georgia Street
Vancouver, B.C.
V6E 4E6

Registrar and Transfer Agent

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Auditors

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

Directors and Officers

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director

Investor Contacts

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com

Capitalization

Authorized:	Unlimited
Issued:	32,647,660
Options:	2,170,000
Warrants:	2,465,853
Fully diluted:	37,283,513

Listing

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6
S.E.C. 12g3-2(b) Exemption: 82-2682


2005venture50
TSX

Form 52-109F2 *Certification of Interim Filings*

I, Peter Tallman, President and CEO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc. (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 24, 2006

"Peter Tallman"

Peter Tallman
President & CEO

9/14

Form 52-109F2 ***Certification of Interim Filings***

I, Gary McDonald, Chief Financial Officer of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc. (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 24, 2006

"Gary McDonald"

Gary McDonald
CFO

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 28, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 28, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 28th day of August, 2006.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX venture EXCHANGE
TSX

PRESS RELEASE

August 28, 2006

Messina Minerals ("MMI") Expands Boomerang, GA06-134 Hits 7.45 meters of 8.7% Zinc, 290 g/t Silver, 6.6 g/t Gold

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to:

- define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property
- identify and test significant new exploration targets within Messina's extensive 28,894 hectare properties.

HIGHLIGHTS

- Two holes at Boomerang, GA06-134 and GA06-143, contain the most gold drilled to date and surpass the previous best in GA05-22 of 9.7 meters of 6.0 g/t gold; GA06-134 intersects a 7.45 meter subinterval assaying **8.7% zinc, 6.3% lead, 0.9% copper, 290 g/t silver with 6.6 g/t gold**, and GA06-143 intersects 3.3 meters assaying **4.2% zinc, 3.5% lead, 0.5% copper, 206 g/t silver with 9.9 g/t gold**.

- Boomerang base metal mineralization is shown to continue up-dip with better grades and over increased thicknesses which is additive to the Company's developing Boomerang resource model.

- The accompanying Vertical Longitudinal map is the first public representation of the extents and relative position of Boomerang and Domino mineralization, and also shows the potential for expansion of these zones.

BOOMERANG MASSIVE SULPHIDE ZONE DRILLING

Assay results for 9 new drill holes have been received, are tabulated below, and are further discussed by section or area targeted. The Boomerang deposit was discovered in December 2004; the last significant phase of drilling at Boomerang was completed by December 2005.

Evaluation of the Boomerang massive sulphide deposit using Surpac 3-D computer modeling software has led to recognition of the potential to significantly expand the size of Boomerang. A Vertical Longitudinal map of all Boomerang and Domino drilling is included with this news release and is integral for interpretation of these results (new holes are shown labeled on the accompanying figure).

Table: Summary of Boomerang Drill Intercepts and Assays

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA06-127	3200E				No significant assay				
GA06-130	3000E	255.95	269.40	13.45	0.5	4.0	6.4	221	3.2
GA06-131	2980E				No significant assay				
GA06-133	3325E	127.50	131.00	4.65	0.4	3.4	4.7	132	3.0
GA06-134	3300E	227.50	249.00	21.50	0.5	2.8	5.5	130	2.6
including		241.55	249.00	7.45	0.9	6.3	8.7	290	6.6
GA06-136	3325E	162.20	167.15	4.95	0.4	3.9	4.3	143	3.2
GA06-139	3275E				No significant assay				
GA06-142	3300E	207.60	218.70	11.10	0.6	4.7	8.9	246	1.1
GA06-143	3275E	154.60	162.40	7.80	0.3	1.7	2.1	101	4.5
including		154.60	157.90	3.30	0.5	3.5	4.2	206	9.9

Assay results from three drill holes, GA06-144, GA06-145, and GA06-146 are pending.

Section 3300E

GA06-134 and GA06-142 are infill holes drilled to test continuity and grade variance in a 90 meter gap between GA05-12 (lower) and GA05-20 (higher) on 3300E. The new holes each intersected high-grade mineralization; this higher grade mineralization is now shown to continue much closer to surface than previously interpreted, across better than expected thicknesses and grade, and connects the main Boomerang deposit zinc mineralization with the "gold hole" GA05-22 which intersected 9.7 meters assaying 0.6% copper, 3.8% lead, 4.5% zinc, 245 g/t silver and 6.0 g/t gold (NR April 1, 2005).

GA06-134 intersected 21.5 meters (14.7 meters true thickness) of massive sulphide assaying 0.5% copper, 2.8% lead, 5.5% zinc, 130 g/t silver and 2.6 g/t gold; a 7.45 meter subinterval assays 0.9% copper, 6.3% lead, 8.7% zinc, 290 g/t silver and 6.6 g/t gold. This intersection is 31 meters above GA05-12.

GA06-142 intersected 11.1 meters (7.5 meters true thickness) of massive sulphide assaying 0.6% copper, 4.7% lead, 8.9% zinc, 246 g/t silver and 1.1 g/t gold. This intersection is located 17 meters above GA06-134 and 42 meters below GA05-20.

Sections 3275E, 3325E

Four holes, GA06-133, GA06-136, GA06-139, and GA06-143 were drilled in the vicinity of GA05-22 to test for lateral and up-dip extensions of Boomerang mineralization.

GA06-133, drilled 25 meters west of and slightly below GA05-22 intersected 4.65 meters (3.7 meter true thickness) assaying 0.4% copper, 3.4% lead, 4.7% zinc, 132 g/t silver and 3.0 g/t gold on 3325E.

GA06-136, drilled 25 meters west of GA05-20 and 70 meters below the elevation of GA05-22 intersected 4.95 meters (4.2 meters true thickness) assaying 0.4% copper, 3.9% lead, 4.3% zinc, 143 g/t silver, and 3.2 g/t gold.

GA06-139, drilled 25 meters east of and slightly below GA05-22 did not intersect significant mineralization on 3275E at this elevation.

GA06-143, drilled 70 meters underneath GA06-139 and 25 meters west of GA05-20, intersected 3.3 meters (2.8 meter true thickness) of massive sulphide assaying 0.5% copper, 3.5% lead, 4.2% zinc, 206 g/t silver and 9.9 g/t gold on 3275E.

GA06-133 and GA06-143 represent significant lateral and up-dip extensions on their respective section lines of Boomerang massive sulphide mineralization.

Section 3200E

GA06-127 on 3200E tested 55 meter below GA05-37 (which hit 8.8 meters of 6.2% zinc); no significant base metal mineralization was intersected in GA06-127.

Sections 2975E, 3000E

GA06-130 on 3000E tested 8 meters above the previous intersection in GA05-83 and hit a comparable 13.45 meter massive sulphide mineralization assaying 0.5% copper, 4.0% lead, 6.4% zinc, 221 g/t silver, and 3.2 g/t gold.

GA06-131 on 2975E tested 25 meters west of and 20 meters relatively above GA06-130 and did not intersect significant mineralization.

Vertical Longitudinal Map

The updated Vertical Longitudinal incorporates all Boomerang and Domino drill holes on one map. The position of drill pierce points for all intersections has been more accurately calculated using 3-D software. The map accompanying this news release shows the position of all drill hole pierce points with only the 9 new drill holes labeled. The Vertical Longitudinal map is also available on the Company's website at www.messinaminerals.com/s/Boomerang.asp and this version has all drill hole pierce points labeled for reference.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

The Company has extensive mineral land holdings in central Newfoundland totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina including the Tulks South Property.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —



Messina Minerals
Vertical Longitudinal Section
2800E
2900E
3000E
3100E
3200E
3300E
3400E
3500E
3600E
3700E
3800E
3900E
4000E
4100E
4200E
450ELEV
350ELEV
250ELEV
150ELEV
50ELEV
-50ELEV
-150ELEV
-250ELEV
Surface
Boomerang Prospect
Domino Prospect
GA06-146
GA06-144
GA06-133
GA06-139
GA06-136
GA06-143
GA06-142
GA06-134
GA06-131
GA06-130
GA06-145
GA06-127
Diamond Drill Intersections
Significant base metals
Massive Pyrite
Weak base metals
No Significant Results
Scale 1:2500
Messina Minerals Inc.
Boomerang Project



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX venture EXCHANGE
TSX

PRESS RELEASE

August 28, 2006

Messina Minerals ("MMI") Expands Boomerang, GA06-134 Hits 7.45 meters of 8.7% Zinc, 290 g/t Silver, 6.6 g/t Gold

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to:

- define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property
- identify and test significant new exploration targets within Messina's extensive 28,894 hectare properties.

HIGHLIGHTS

- Two holes at Boomerang, GA06-134 and GA06-143, contain the most gold drilled to date and surpass the previous best in GA05-22 of 9.7 meters of 6.0 g/t gold; GA06-134 intersects a 7.45 meter subinterval assaying **8.7% zinc, 6.3% lead, 0.9% copper, 290 g/t silver with 6.6 g/t gold**, and GA06-143 intersects 3.3 meters assaying **4.2% zinc, 3.5% lead, 0.5% copper, 206 g/t silver with 9.9 g/t gold**.

- Boomerang base metal mineralization is shown to continue up-dip with better grades and over increased thicknesses which is additive to the Company's developing Boomerang resource model.

- The accompanying Vertical Longitudinal map is the first public representation of the extents and relative position of Boomerang and Domino mineralization, and also shows the potential for expansion of these zones.

BOOMERANG MASSIVE SULPHIDE ZONE DRILLING
Assay results for 9 new drill holes have been received, are tabulated below, and are further discussed by section or area targeted. The Boomerang deposit was discovered in December 2004; the last significant phase of drilling at Boomerang was completed by December 2005.

Evaluation of the Boomerang massive sulphide deposit using Surpac 3-D computer modeling software has led to recognition of the potential to significantly expand the size of Boomerang. A Vertical Longitudinal map of all Boomerang and Domino drilling is included with this news release and is integral for interpretation of these results (new holes are shown labeled on the accompanying figure).

Table: Summary of Boomerang Drill Intercepts and Assays

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA06-127	3200E				No significant assay				
GA06-130	3000E	255.95	269.40	13.45	0.5	4.0	6.4	221	3.2
GA06-131	2980E				No significant assay				
GA06-133	3325E	127.50	131.00	4.65	0.4	3.4	4.7	132	3.0
GA06-134	3300E	227.50	249.00	21.50	0.5	2.8	5.5	130	2.6
including		241.55	249.00	7.45	0.9	6.3	8.7	290	6.6
GA06-136	3325E	162.20	167.15	4.95	0.4	3.9	4.3	143	3.2
GA06-139	3275E				No significant assay				
GA06-142	3300E	207.60	218.70	11.10	0.6	4.7	8.9	246	1.1
GA06-143	3275E	154.60	162.40	7.80	0.3	1.7	2.1	101	4.5
including		154.60	157.90	3.30	0.5	3.5	4.2	206	9.9

Assay results from three drill holes, GA06-144, GA06-145, and GA06-146 are pending.

Section 3300E

GA06-134 and GA06-142 are infill holes drilled to test continuity and grade variance in a 90 meter gap between GA05-12 (lower) and GA05-20 (higher) on 3300E. The new holes each intersected high-grade mineralization; this higher grade mineralization is now shown to continue much closer to surface than previously interpreted, across better than expected thicknesses and grade, and connects the main Boomerang deposit zinc mineralization with the "gold hole" GA05-22 which intersected 9.7 meters assaying 0.6% copper, 3.8% lead, 4.5% zinc, 245 g/t silver and 6.0 g/t gold (NR April 1, 2005).

GA06-134 intersected 21.5 meters (14.7 meters true thickness) of massive sulphide assaying 0.5% copper, 2.8% lead, 5.5% zinc, 130 g/t silver and 2.6 g/t gold; a 7.45 meter subinterval assays 0.9% copper, 6.3% lead, 8.7% zinc, 290 g/t silver and 6.6 g/t gold. This intersection is 31 meters above GA05-12.

GA06-142 intersected 11.1 meters (7.5 meters true thickness) of massive sulphide assaying 0.6% copper, 4.7% lead, 8.9% zinc, 246 g/t silver and 1.1 g/t gold. This intersection is located 17 meters above GA06-134 and 42 meters below GA05-20.

Sections 3275E, 3325E

Four holes, GA06-133, GA06-136, GA06-139, and GA06-143 were drilled in the vicinity of GA05-22 to test for lateral and up-dip extensions of Boomerang mineralization.

GA06-133, drilled 25 meters west of and slightly below GA05-22 intersected 4.65 meters (3.7 meter true thickness) assaying 0.4% copper, 3.4% lead, 4.7% zinc, 132 g/t silver and 3.0 g/t gold on 3325E.

GA06-136, drilled 25 meters west of GA05-20 and 70 meters below the elevation of GA05-22 intersected 4.95 meters (4.2 meters true thickness) assaying 0.4% copper, 3.9% lead, 4.3% zinc, 143 g/t silver, and 3.2 g/t gold.

GA06-139, drilled 25 meters east of and slightly below GA05-22 did not intersect significant mineralization on 3275E at this elevation.

GA06-143, drilled 70 meters underneath GA06-139 and 25 meters west of GA05-20, intersected 3.3 meters (2.8 meter true thickness) of massive sulphide assaying 0.5% copper, 3.5% lead, 4.2% zinc, 206 g/t silver and 9.9 g/t gold on 3275E.

GA06-133 and GA06-143 represent significant lateral and up-dip extensions on their respective section lines of Boomerang massive sulphide mineralization.

Section 3200E
GA06-127 on 3200E tested 55 meter below GA05-37 (which hit 8.8 meters of 6.2% zinc); no significant base metal mineralization was intersected in GA06-127.

Sections 2975E, 3000E
GA06-130 on 3000E tested 8 meters above the previous intersection in GA05-83 and hit a comparable 13.45 meter massive sulphide mineralization assaying 0.5% copper, 4.0% lead, 6.4% zinc, 221 g/t silver, and 3.2 g/t gold.

GA06-131 on 2975E tested 25 meters west of and 20 meters relatively above GA06-130 and did not intersect significant mineralization.

Vertical Longitudinal Map
The updated Vertical Longitudinal incorporates all Boomerang and Domino drill holes on one map. The position of drill pierce points for all intersections has been more accurately calculated using 3-D software. The map accompanying this news release shows the position of all drill hole pierce points with only the 9 new drill holes labeled. The Vertical Longitudinal map is also available on the Company's website at www.messinaminerals.com/s/Boomerang.asp and this version has all drill hole pierce points labeled for reference.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

The Company has extensive mineral land holdings in central Newfoundland totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina including the Tulks South Property.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —


MESSINA MINERALS
Vertical Longitudinal Section
2800E
2900E
3000E
3100E
3200E
3300E
3400E
3500E
3600E
3700E
3800E
3900E
4000E
4100E
4200E
450ELEV
350ELEV
250ELEV
150ELEV
50ELEV
-50ELEV
-150ELEV
-250ELEV
Surface
Boomerang Prospect
Domino Prospect
GA06-146
GA06-144
GA06-133
GA06-139
GA06-143
GA06-136
GA06-142
GA06-134
GA06-131
GA06-130
GA06-145
GA06-127
Diamond Drill Intersections
Significant base metals
Massive Pyrite
Weak base metals
No Significant Results
Scale 1:2500
Messina Minerals Inc.
Boomerang Project

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 25, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 25, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 25th day of August, 2006.

"Peter Tallman"

Peter Tallman, President


MESSINA
MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX
TSX VENTURE EXCHANGE

PRESS RELEASE

August 25, 2006

Messina Minerals ("MMI") Tulks South NI43-101 Technical Report

Messina Minerals Inc. ("MMI") has received an independent technical report by Charles Dearin, P.Geo. of FORTIS GeoServices Ltd. of St. John's, Newfoundland prepared in accordance with the requirements of National Instrument 43-101 describing the Company's Tulks South Property located in central Newfoundland, Canada.

This comprehensive report documents all exploration results on the Tulks South Property up to June 15, 2006 and provides a summary of all geological data as well as independently reviewing Messina's drilling and surveying procedures, drill core logging, sampling and recording procedures, analytical procedures, and quality assurance and quality control (QA/QC) procedures.

The report states:
"Messina's Tulks South Property contains at least three significant VMS deposits which have been partially delineated with generally close spaced (~50 to 75 m) drill sections. These three VMS deposits, the Boomerang, Domino and Tulks East B-Zone, demonstrate good continuity of mineralization in three dimensions at economically interesting grades over significant strike and dip lengths. Outside of these three deposits the remainder of the Property has excellent geological potential for additional discoveries of VMS base metal deposits and mesothermal-style gold deposits."

A full copy of this report is available on the Company's website at www.messinaminerals.com and is also filed with www.sedar.com.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President


MESSINA
MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX venture EXCHANGE
TSX

PRESS RELEASE

August 25, 2006

Messina Minerals ("MMI") Tulks South NI43-101 Technical Report

Messina Minerals Inc. ("MMI") has received an independent technical report by Charles Dearin, P.Geo. of FORTIS GeoServices Ltd. of St. John's, Newfoundland prepared in accordance with the requirements of National Instrument 43-101 describing the Company's Tulks South Property located in central Newfoundland, Canada.

This comprehensive report documents all exploration results on the Tulks South Property up to June 15, 2006 and provides a summary of all geological data as well as independently reviewing Messina's drilling and surveying procedures, drill core logging, sampling and recording procedures, analytical procedures, and quality assurance and quality control (QA/QC) procedures.

The report states:
"Messina's Tulks South Property contains at least three significant VMS deposits which have been partially delineated with generally close spaced (~50 to 75 m) drill sections. These three VMS deposits, the Boomerang, Domino and Tulks East B-Zone, demonstrate good continuity of mineralization in three dimensions at economically interesting grades over significant strike and dip lengths. Outside of these three deposits the remainder of the Property has excellent geological potential for additional discoveries of VMS base metal deposits and mesothermal-style gold deposits."

A full copy of this report is available on the Company's website at www.messinaminerals.com and is also filed with www.sedar.com.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —



FORTIS GeoServices Ltd.

Project Management, Geological & Geophysical Mineral Exploration Services

TECHNICAL REPORT
on the

TULKS SOUTH PROPERTY

Map Staked Licenses:
11924M, 11925M and
Reid Lot 228

Red Indian Lake Area,
Central Newfoundland, Canada

NTS 12A/06 and 12A/11

Prepared for:
Messina Minerals Inc.
Suite 2300 – 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X2

Tel: (604) 688-1508

Prepared By:
Charles Dearin, P. Geo.
***FORTIS* GeoServices Ltd.**
2 Forest Road
St. John's, Nfld A1C 2B9
Tel (709) 754-8844

E-mail: *chasd@fortis-geos.ca*

June 15, 2006

Item 1: TITLE PAGE

List of Figures

List of Tables

List of Appendices

Item 3: SUMMARY

FORTIS GeoServices Ltd. (***FORTIS***) has been engaged by Messina Minerals Inc. (Messina) to prepare an independent Technical Report on the Tulks South Property in Central Newfoundland. The main purpose of this Technical Report is to provide a review of the status and validity of the exploration work carried out on the property to date. The Report may be required to advance Messina's current listing on the Toronto Stock Exchange (Venture) to a senior board listing in the near future. This Report reviews the historical exploration work, the regional and property geology, mineralization and alteration; the drilling and core sampling procedures, results and associated metals; assaying procedures, results, quality control procedures/check assaying results; other base metal VMS and gold targets and exploration potential. Continued definition drilling around and adjacent to the Boomerang-Domino deposits as well as anomaly drilling of high potential zones is recommended with a minimum exploration budget of $1.0 million for 2006.

The Tulks South Property is located in central Newfoundland, Canada, approximately 38 km SSW of Buchans and 49 km SW of Millertown. The Property consists of 414 claims (10,350 hectares) comprised of two contiguous Map Staked Licenses and one 'Fee Simple Mining Grant' or mineral concession, Reid Lot 228 (7,285 hectares) in one large contiguous block of ground totaling 17,635 hectares or 176.3 km^2.

In July 1999 Tulks Resources Ltd. entered into an Option Agreement with Noranda Inc. to earn a 100% interest in Noranda's Tulks South Property. Subsequently in April 2002 Messina Minerals Inc. acquired by assignment the rights to Tulks Resources Option Agreement. The original Tulks Resources Agreement called for a total exploration expenditure of $1.75 million prior to July 2004 which was latter extended to July 2006. During early 2004 Falconbridge Ltd. acquired Noranda Inc. and assumed ownership of the Tulks South Property Option Agreement with Messina. By December 2005 Messina had incurred over $5.2 million in expenditures and having met all terms of the Falconbridge Option Agreement Messina was assigned a 100% interest in the Property subject to Falconbridge's right to back-in for a 50% working interest in an ore deposit meeting specific terms. Alternatively Falconbridge will retain a 2% Net Smelter Returns (NSR) royalty on any commercial production. In addition, part of the Property, Reid Lot 228, is encumbered with a 7.5% Net Profits Interest on production to the original landowner, the Reid Newfoundland Company Ltd. or their heirs. The entire Property is also encumbered with a 0.5% NSR royalty to Tulks Resources Ltd. and a 2% NSR royalty to Windarra Minerals Ltd., both on Messina's share of production. The Windarra royalty can be bought out by Messina, prior to production for $2.0 million.

The Property is readily accessible by seasonally maintained logging roads from Millertown and Buchans. A network of abandoned logging roads crisscross the area and many abandoned but useable forestry roads and skidder trails give excellent access to most parts of the Property. The Property is easily accessible by pickup truck and ATV and can be effectively explored year-round without undue difficulty. Local infrastructure in the region is fairly well developed with two local towns of approximately 1,400 people, numerous good logging roads, major 230-kV power lines, a local 18 megawatt hydro electrical plant and 66-kV line and the Duck Pond base metal mine and mill complex currently under construction by Aur Resources Ltd.

In 1926 Asarco entered into a 50-year agreement with the Anglo-Newfoundland Development Company (AND Co.) to bring the Buchans ore deposits into commercial production; this agreement

also gave Asarco full control over the exploration rights to the entire AND concession for a 50-year period. Prior to 1960 mineral exploration in the Tulks Hill volcanic belt was very sporadic due to poor access. In 1976 Asarco returned the exploration rights to Abitibi, the owner of the AND Co. concession lands. Over the next 22 years the large AND concession lands under went sporadic mineral exploration. On the Tulks South Property, as currently defined, from 1976 to 1998, expenditures totaled roughly $3.8 million through a succession of property owners including Abitibi-Price, BP Canada and finally Noranda.

After acquiring the AND Co. charter lands in early 1993 Noranda focused on the Tulks South Block as one of the high-priority areas requiring detailed exploration work. Noranda carried out an airborne EM survey plus completed line-cutting, grid mapping, soil and till sampling, systematic lithogeochemical surveying and magnetic and electromagnetic surveys in tracing the sulphide-rich horizons between known zones of mineralization. In the 'Boomerang Alteration Zone' Noranda cut an extensive new grid and carried out a comprehensive exploration program including magnetic, VLF-EM, max-min and gravity surveys and in-fill soil sampling. Numerous coincident anomalies were identified and gravity outlined a 0.5 mgal anomaly coincident with a strong soil anomaly and max-min conductor over and adjacent to the Boomerang VMS prospect. During 1993 to 1997 Noranda drilled eight holes totalling 3,284 m along approximately 1,000 m of strike length in the 'Boomerang Alteration Zone'. The first hole DDH GP-93-03 intersected over 77 m of strongly altered and pyritized felsic volcanics with a significant base metal stringer zone which assayed 0.2% Pb and 0.7% Zn over 32 m. During 1997, as a last ditch effort to discover an 'economic' VMS deposit on the Property, Noranda drilled three final holes into the Boomerang Zone. DDH GA-97-05, drilled beneath DDH GA-95-01 and through the 'Boomerang Alteration Zone' cut a narrow high-grade VMS lens grading 0.5% Cu, 2.6% Pb, 7.4% Zn, 77 g Au/t & 0.67 g Au/t over 3.6 m at 500 m vertically below surface; this hole was and currently still is one of the deepest holes drilled to date in the Boomerang Zone. The drill hole actually pierced the edge of the 2006 'Domino VMS deposit' discovery. The last Noranda hole drilled in the Boomerang Zone was DDH GA-97-08 which cut 295 m of altered and mineralized felsic pyroclastics with several narrow zones of strong sulphides, one of which assayed 0.5% Cu, 2.8% Pb, 14.2% Zn, 40 g Ag/t & trace Au over 0.5 m. As it turns out this and another of these drill hole intersections are the down dip extent of the newly discovered Boomerang VMS deposit.

In 1997 Noranda ceased all exploration in Newfoundland and during 1998 and 1999 Noranda actively solicited a number of junior explorationists in order to option out their extensive mineral property portfolio in central Newfoundland. On July 16, 1999 Tulks Resources Ltd., a private Newfoundland corporation, signed an Option Agreement with Noranda (now Falconbridge) and acquired the right to earn a 100% interest in the Tulks South Property by incurring a minimum of $1,750,000 in exploration expenditures on the Tulks South Property over a five-year period to July 15, 2004 (since extended to July 15, 2006). Falconbridge Ltd. retains the right to back-in for a 50% working interest in any specific part of the Property only if an economic base metal ore deposit exceeding 10 million tonnes (or a one million ounce gold deposit) are defined in a positive feasibility report; in this event Falconbridge must pay 150% of the feasibility costs incurred to that decision date. Falconbridge can elect to retain a 2% NSR royalty if it does not exercise its back-in right.

The Tulks South Property occurs within the central part of the Central Mobile Belt of the Dunnage tectonostratigraphic zone which contains the economically important Buchans-Victoria Lake area. The Buchans-Victoria Lake area is made up of a 150 km long by 20 to 65 km wide series of geochemically distinct volcanic and volcaniclastic belts. This prolific region consists of seven

separate volcanic belts ranging from Upper Precambrian-Cambrian to Ordovician ages, all of which formed in classic island-arc type environments during the Appalachian Orogeny. The *Tulks Hill volcanic belt* is an extensive NE trending belt, 80 km long by 8 km wide, of intermixed felsic and mafic volcanic rocks, pyroclastics, tuffs, volcaniclastic and sedimentary rocks. The SE margin is defined by the magnetic anomaly-fault zone in contact with the Long Lake belt volcanics and the NW side is overlain by sedimentary and volcaniclastic rocks of the Harbour Round belt.

The Tulks South Property is being explored by Messina primarily for volcanogenic massive sulphide (VMS) base metal deposits enriched in Cu, Pb, Zn Ag & Au and secondarily for mesothermal-style gold deposits. VMS mineralization and deposits are well known in the Buchans-Victoria Lake region and the geological setting here is highly prospective for many more such mineral deposits. Over 120 significant VMS deposits and prospects are known within the Victoria Lake Supergroup; at least eight of these have resources exceeding 200,000 tonnes with significant base metal grades; in addition two gold deposits and over 30 gold zones and prospects are known. Most of the VMS deposits/showings are restricted to the felsic volcanic belts and consist of disseminated, stockwork, massive and transported sulphides. The mineralization is coeval with the enclosing felsic rocks. These deposits follow the classic ocean floor exhalative and/or replacement models; the region is generally dominated by a bimodal-felsic host rock type which is defined as having either >50% felsic volcanics and/or 35 to 70% felsic volcaniclastics strata and <15% siliclastic rocks in the host stratigraphic succession with mafic volcanics and intrusive rocks forming the remainder. The felsics are principally calc alkalic and they are found generally in compositionally more mature volcanic arcs or rifted volcanic arc settings.

Tulks Resources Ltd. undertook a four hole diamond drilling program in November 1999 at the Tulks East prospect and intersected good VMS mineralization with economically interesting grades in the A and B-Zones. During 2001 and 2002 the Property was sub-optioned out to two separate companies. In 2002 Mishibishu Gold Corp. drilled 12 holes in three zones on the Property which cut interesting base metal and gold values. In 2003 Mishibishu was reorganized and became Messina Minerals Inc.

In 2003 Messina carried out a small exploration program and discovered the Eagle Gold Zone with grab samples assaying up to 56.5 g Au/t. During 2004 Messina carried out drilling at the ***Tulks East A and B-Zones*** that helped to delineate and expand both massive sulphide zones. Excellent base metal grades were encountered in the B-Zone relatively close to surface and preliminary microscopic 'metallurgical' studies were carried out on the B-Zone drill cores. ***Based on both historical drill results and Messina's drilling and core analysis to date, the Tulks East B-Zone VMS deposit demonstrates good continuity of mineralization in three dimensions at economically interesting grades.*** A NI 43-101 compliant mineral resource estimation could be accomplished on this deposit. During late 2004, prospecting discovered a new gold zone named the 228 Gold showing.

In December 2004 Messina made a new discovery of massive sulphides in their second hole drilled at the Boomerang VMS zone. DDH GA04-11 intersected a 14.6 m interval of massive sulphides with a 13.9 m section assaying 0.7% Cu, 4.0% Pb, 13.6% Zn, 102 g Ag/t and 1.0 g Au/t at a vertical depth of 240 m. From January to December 2005 three to four diamond drills were engaged full time in drilling 82 holes with total meterage of 25,892 m in the Boomerang deposit plus a few other holes elsewhere on the Property. This work was successful in partially delineating the ***Boomerang VMS deposit*** on 50 m sections and to depths of 500 m vertically below surface. To date the deposit has a minimum strike length of 440 m, a dip width of between 25 and 200 m and averaging approximately

100 m in width and drill core thicknesses ranging from 1.5 m to 28.9 m (approximate true thicknesses 0.8 to 20.9 m). The deposit shows excellent continuity in terms of both sulphide mineralization and significant base and precious metal grades along its 440 m strike length. The Boomerang VMS deposit has a significant high-grade core to it which has produced intersections such as: DDH GA05-16 cut 1.5% Cu, 6.3% Pb, 18.3% Zn, 159 g Ag/t and 0.8 g Au/t over 6.8 m core length. The deposit has a crude precious metal zonation near its core, which in places contains exceptionally rich silver and gold values. Values up to 445 g Ag/t and 6.0 g Au/t have been assayed. Preliminary check analysis of Boomerang drill cores to date indicates the deposit also has a relatively high As content and anomalously high Sb and Hg content. ***Based on drilling and core analysis to date, the Boomerang VMS deposit demonstrates good continuity of mineralization in three dimensions at economically interesting grades.*** A NI 43-101 compliant mineral resource estimation could be readily accomplished on this deposit.

In February 2006 Messina made a new high-grade VMS deposit discovery, ***the Domino VMS deposit***, approximately 200 m east of and 100 m deeper than the Boomerang deposit, with drill hole DDH GA06-96 which intersected massive sulphides across 10.6 m at a vertical depth of 475 m below surface. This VMS intersection graded 0.5% Cu, 5.5% Pb, 7.3% Zn, 128 g Ag/t & 1.0 g Au/t over a drill core thickness of 10.6 m. Up to April 30 2006 Messina has drilled 12 holes (7 abandoned due to excess wandering) totalling 5,625 m on four sections in an attempt to define dimensions and grades of the Domino Zone. Several of the holes cut high-grade mineralization with zinc grades up to 17.4 to 23.8 % Zn and with correspondingly high silver grades of 322 and 267 g Ag/t over 1.2 to 3.5 m thick respectively. ***Based on drilling and core analysis to date, the Domino VMS deposit demonstrates good continuity of mineralization in three dimensions at economically interesting grades over a strike length of at least 300 m.*** Additional drilling into and along strike of this zone will be required before a NI 43-101 compliant mineral resource estimation can be done on this deposit.

Both the Boomerang and Domino deposits are directly coincident with a prominent gravity anomaly which is strongest along a strike length of over 800 m from section 3100E to 3900E; the anomaly continues for a significant distance to the west and east and may bode well for additional VMS deposits and extensions along this trend. Historical ground magnetic and gravity surveys reprocessed in 2005-06 by Messina has indicated that the eastern area of the Boomerang VMS deposit may be faulted-off by some 3,000 m to the SW where it may continue as the Baxter's Pond VMS zone. In addition, the Zinc Zone high-Zn-in-soils anomaly some 2,000 m to the SW of the western end of the Boomerang deposit may be the SW extension of the zone.

Messina incurred approximately $50,000 during 2003 and $442,000 during 2004 in exploration on the Tulks South Property. During 2005 Messina drilled 82 holes totalling 25,892 m, mostly in the Boomerang Alteration Zone, contracted Eagle Mapping Ltd. to fly a detailed, airborne photogrammetry survey over their land holdings in the region including the entire Tulks South Property, completed extensive gridding (100 line-km), magnetic and gravity surveys over the Tulks East zones and discovered a new massive sulphide zone (1.9 % Zn in grabs) at Middle Tulks. The company also constructed a Newfoundland office-warehouse at Buchans Junction and an extensive exploration camp at Baxter's Pond. The company incurred approximately $4,020,000 on the Property during 2005.

Exploration expenditures incurred under the Tulks South Property Option Agreement from 1999 to the end of 2005 by Messina and others and as filed with and accepted by the Dept. of Natural Resources

Mineral Claims Recorders office total $5,163,282 on the Property. The Agreement expenditure requirement to incur $1,750,000 by July 2006 were met by Messina before the end of 2005. Messina has formally given notification to Falconbridge Ltd. that it has earned its 100% interest in the Property; Falconbridge has recently acknowledged the earn-in and transferred full title of the Property to Messina.

For this Technical Report ***FORTIS*** has reviewed the drilling and surveying procedures, drill core logging, sampling and recording procedures, has reviewed the analytical procedures employed by both Eastern Analytical labs and ALS Chemex labs and reviewed the quality assurance and quality control (QA/QC) procedures used by Messina and Eastern Analytical Labs. To date there have been no concerns or serious discrepancies with Eastern's analysis, standards or quality control or ALS Chemex's check analysis. Check assays on over 150 drill core samples have produced very similar base and precious metal results. A review of the Messina's drill logs and drill core showed no serious discrepancies in the visual estimates of the percent of base metals made by Messina's geologists vs. the assay values of Cu, Pb or Zn in assays.

FORTIS has carried out a number of data verification checks on the Tulks South Property though a field visit and examination of recent drill core and drill logs from the Boomerang-Domino deposits. In ***FORTIS'*** opinion the quality of Messina's exploration work and drill hole logging recording procedures, sample security procedures and assay checks are well within industry standards.

Messina's Tulks South Property contains at least three significant VMS deposits which have been partially delineated with generally, close spaced (~50 to 75 m) drill sections. ***These three VMS deposits, the Boomerang, Domino and Tulks East B-Zone, demonstrate good continuity of mineralization in three dimensions at economically interesting grades over significant strike and dip lengths.*** Outside of these three deposits the remainder of the Property has excellent geological potential for additional discoveries of VMS base metal deposits and mesothermal-style gold deposits.

A continuing exploration program during 2006 is recommended with diamond drilling of the Boomerang and Domino VMS deposits for strike and down-dip extensions. Additional definition drilling should be carried out in the Tulks East deposits to explore the strike extents and down-plunge potential of the A, B and C-Zones. Drilling in the 'Boomerang Alteration Zone' along strike to the NE and SW of the Boomerang-Domino deposits for new VMS discoveries is recommended. Regional exploration should include detailed mapping, prospecting and detailed geophysical surveys over and adjacent to known VMS alteration zones and followed up with drilling. A minimum drilling program of 7,500 m with a budget of $1.0 million is recommended.

Item 4: INTRODUCTION AND TERMS OF REFERENCE

FORTIS GeoServices Ltd. (***FORTIS***) has been engaged by Mr. Peter Tallman, President of Messina Minerals Inc. (Messina) to prepare an independent Technical Report on the Tulks South Property in Central Newfoundland. Charles Dearin, P. Geo., the President of ***FORTIS***, is the author and the Qualified Person of this Report. Dearin is responsible for all sections included in this Report.

The main purpose of this Technical Report is to provide a review of the Tulks South Property geology, mineralization and mineral deposit potential as well as a review of the status and validity of the exploration work carried out on the property to date. The Report may be required to advance Messina's current listing on the Toronto Stock Exchange (Venture) to a senior board listing in the near future. This Technical Report is required to be conformable to NI 43-101 Standards of Disclosure for Mineral Projects. The Technical Report is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission and the Canadian Securities Administrators (CSA),

This Report reviews the historical exploration work and the past five years exploration work carried out by Messina and other companies on the Property. The report also discusses the regional and property geology, mineralization and alteration; the newly discovered Boomerang and Domino Cu-Pb-Zn-Ag & Au mineral deposits; the drilling and core sampling procedures, results and associated metals; assaying procedures, results, quality control procedures/check assaying results; other VMS base metal and gold targets and exploration potential; and provides a recommended exploration program with a minimum budget of $1 million for 2006.

Although a detailed drilling campaign was completed on the Boomerang deposit during 2005 this report does **not** include mineral deposit reserve/resource estimations.

For this report ***FORTIS*** carried out the following:

- Dearin made a site visit to the Property on March 15 and 16, 2006. A lack of serious snow accumulation allowed easy access to most drill hole collars on a series of well-cut grid lines on the Boomerang and Domino deposits.
- Dearin completed a detailed review of the all cross sections, the main diamond drill hole logs and drill core of the Boomerang, Domino and Tulks East deposits. The majority of the diamond drill logs and detailed cross sections were constructed by Gerry Squires, P. Geo., Chief Geologist for Messina.
- A review of Messina drill logs with sulphide estimates and assays and a visual comparison of the sawn drill core from some six drill holes in the Boomerang and Domino VMS zones.

Information for this Technical Report was supplied by Messina's geologists both in the Buchans Junction-Millertown, Nfld and Vancouver, BC offices. Dearin has held discussions with the following Messina Minerals management and geologists:

- Peter Tallman, P. Geo., President
- Kerry Sparkes, P. Geo., Vice President Exploration
- Gerry Squires, P. Geo., Chief Geologist
- Kevin Regular, Regional Exploration Manager, Health, Safety & Environment Manager
- Floyd House, Geologist

- Darryl Hyde, Geologist

Messina has earned a 100% interest in the Property from Falconbridge Ltd. (previously Noranda Inc.). As of mid-April 2006 Falconbridge has acknowledged Messina's completion of all requirements under the Option Agreement.

Units of measure used in this report are in the SI (metric) system unless otherwise stated. All dollar amounts are in Canadian Dollars (Cdn$). A list of abbreviations used in this Report is included in Appendix A.

Item 5: DISCLAIMER

This Technical Report has been prepared by ***FORTIS*** GeoServices Ltd. (***FORTIS***) for Messina Minerals Inc. (Messina). The author of the report, Charles Dearin, P. Geo., has relied on the contents of various reports as supplied by Messina, assessment reports on file with the Newfoundland Department of Natural Resources, geological reports by the Newfoundland Department of Natural Resources and geological literature in the public domain to describe past exploration work on the property and the geological setting of the property. These reports are cited and listed under References.

The author has relied on Messina to provide full information concerning the Falconbridge Ltd. (formerly Noranda Inc.). Option Agreement, any secondary option agreements and any other corporate dealings, current legal title of the property and environmental status of the property. The author has conducted a title search of all Messina claims and tenures forming the Property at the Department of Natural Resources and is confident that all land tenure as listed below forms part of the Tulks South Property.

At the date of this report the information, conclusions, opinions and estimates contained within the report are based on the following:

- Information available to ***FORTIS*** at the time of preparation of the report;
- Assumptions, conditions and qualifications as set forth in the report; and
- Data, reports and other information made available to the author by Messina at the time of preparation of the report.

All descriptions of mineral zones, mineral resources or reserves, either on or adjacent to the Property, are presented as historical estimates and are based on historical terminology. The author has reviewed this data and believes that the sources are, overall, reliable.

Estimates of mineral resources are historical in nature, predate and are noncompliant with NI 43-101. *FORTIS* has not undertaken any independent investigation of the resource estimates nor has it independently analyzed the results of the previous exploration work in order to verify the resources and therefore the historical estimates should not be relied upon. However, *FORTIS* believes that these historical estimates provide a conceptual indication of the potential of the occurrences and are relevant to ongoing exploration. Any such quotes or references to mineral reserves or resources are not meant to be interpreted as current estimates as defined in section 1.2 and 1.3 of NI 43-101 and should not be relied upon. *FORTIS* is not treating these historical estimates as current mineral resources or reserves.

While it is believed that the information contained in this Report is reliable under the conditions and subject to the limitations set forth herein, this report is based in part on information not within the control of ***FORTIS*** and ***FORTIS*** does not guarantee the validity or accuracy of conclusions or recommendations based upon that information that is outside the area of technical expertise of ***FORTIS***. While ***FORTIS*** has taken all reasonable care in producing this Technical Report, it may still contain inaccuracies, omissions or typographical errors.

Item 6: PROPERTY DESCRIPTION AND LOCATION

6.1 Area and Location

The Tulks South Property is located in central Newfoundland, Canada, approximately 38 km SSW of Buchans and 49 km SW of Millertown (Figure 1). Both towns are located on paved highway (Route 370) 55 and 40 km respectively west from the town of Badger. Located on the Trans Canada Highway, Badger is approximately 120 km west of Gander and 420 km west of St. John's.

The Property covers a total of 17,635 hectares or 176.3 square km in one contiguous area approximately 32 km long by 6 km wide. The Property occurs on NTS (claims) maps 12A/06 and 11.

6.2 Claims, Title and Tenure

The Tulks South Property consists of 414 claims (10,350 hectares) comprised of two contiguous Map Staked Licenses and one 'Fee Simple Mining Grant' or mineral concession, Reid Lot 228 (7,285 hectares) in one large contiguous block of ground totaling 17,635 hectares or 176.3 km^2 (Figure 2). The two Map Staked Licenses, 11924 M and 11925M are recently issued Licenses which grouped the nine original Licenses (6549M, 9848M, 11920M & 11922M) and (6550M, 9847M, 9849M, 11921M & 11923M) respectively. Most of these older Licenses covered areas of the original 1905 Terra Nova Lands or Anglo Newfoundland Development Co. (AND Co.) concession. On December 29, 1998 Noranda converted a portion of the AND Co concession to Map Staked Licenses which were then 'year-one issued Licenses'. Up to 2005 several new claim blocks were staked by Messina and in early 2006 all nine of the Licenses were grouped into the two existing Map Staked Licenses. The Properties claim statistics and the various anniversary dates are summarized below in Table 1. Appendix B contains 'Certified True Copies' of the Mineral Rights Report for the two Map Staked Licenses and of the Fee Simple Mining Grant's most recent assessments and their good standing status dates.

As of the date of this Technical Report Messina has reported that since 1999, under the Option Agreement, incurred exploration expenditures exceed over $5.2 million on the Property. Messina has recently received acknowledgement from Falconbridge Ltd. that Messina has satisfied all of the requirements of the Tulks South Property Option Agreement, has thereby exercised the option and has earned a 100% interest in the Property. As of the date of this Report Falconbridge has transferred title of the Licenses and Reid Lot 228 to Messina.

Mineral claims are staked in Newfoundland and Labrador under the governments Department of Natural Resources internet (computerized) map staking procedures. To stake mineral claims in Newfoundland one must establish an account with the Mineral Claims Recorder and log on to the government website; claim staking can then be done 24 hours a day and seven days a week from anywhere in the world with internet access. Claim blocks are defined on 1:50,000 NTS government maps and legally described using the UTM grid system, NAD 1927. An individual claim is 500 m by 500 m (25 hectares) running in a north-south and east-west direction; all claim boundaries must lie on co-ordinate lines of multiples of a 500-meter grid line. A Map Staked License can consist of from one claim to 256 contiguous claims. Once a staker selects an area for staking the government computer system insures the correct 500-meter grid lines are selected and the computer immediately calculates and defines the legal description of the entire selected claim block boundary. During this staking procedure the staker must pay on-line a fee of $60 per claim; once paid and accepted by the governments computer system the staker has secure tenure to the ground. Of this $60 per claim fee


CANADA
Newfoundland
Buchans
Long Lake Property
Springdale
Deer Lake
TCH
Grand Lake
Badger
230-kV Power Line
Buchans Jct.
Buchans
Millertown
NTS: 12A/14
12A/15
12A/11
Red Indian Lake
230-kV Power Line
Star Lake Hydro
18 MW
Messina's
TULKS SOUTH
PROPERTY
Duck Pond Mine
& Mill Complex
12A/05
12A/06
12A/07
To Stephenville
Lloyd's Lake
Messina Camp
Victoria Lake
Kms
Note: Claims to: May 4, 2006
Tulks South Property
Other Messina Claims
Other Claims
Messina Minerals Inc.
Buchans-Victoria Lake Area, Newfoundland
Location Map
Tulks South Property
Drawn By:
Charles Dearin, P. Geo.
Date: May 15, 2006
FORTIS GeoServices Ltd.
Figure: 1

Figure 1: Location map of Messina Minerals Inc.'s Tulks South Property, Central Newfoundland.


Messina's Tulk South Property
Messina Other Claims
Others Map Staked Claims
Power Line
Note: Claims as of May 4, 2006
UTM Grid is NAD 27, Zone 21
Star Lake
Star Lake Hydro
18 MW
Lloyd's Bridge
48 km to Buchans Hwy
Red Indian Lake
60 km to Millertown
RL 228
230-kV Power Lines
11924M
Buchans-Stephenville Road
95 km to Stephenville (from Lloyd's Bridge)
11925M
Long Lake
Messina's
Long Lake Property
Messina's
Tulks South Property
Victoria Lake
Messina's
Baxter's Pond Camp
Victoria Lake
1:150,000 Km
Messina Minerals Inc.
Buchans-Victoria Lake Area, Newfoundland
Claims Map
Tulks South Property
Drawn By:
Charles Dearin, P. Geo.
Figure: 2
465,000
470,000
475,000
480,000
485,000
490,000
5,385,000
5,380,000
5,375,000
5,370,000
5,365,000
5,360,000
5,355,000

Figure 2: Mineral claims map of Messina's Tulks South Property, Central Newfoundland.

$10 is the license-recording fee and $50 is a refundable security deposit. The entire staking procedure usually involves less than five minutes from the start of staking to the issuance of a Map Staked License. Under the Map Staking system it is impossible to overstake an existing 'prior' claim. Claim boundary descriptions, locations and areas are exactly defined and when a Map Staked Licence is issued by the Mineral Claims Recorder the License holder has full certainty of the claims/License existence, location and security. In order to keep a License in good standing the License holder must perform a minimum of $200 per claim of exploration assessment work within the first 12 months of the License issuance date; once this assessment work report is accepted by the Mineral Claims Recorder, $50 of the original $60 staking fee is refundable to the License holder. Assessment work is applied to the License containing the claims and not on the individual claims. This assessment work amount increases by $50/claim per year for the first five years (i.e. $250/claim in year two to $400/claim in year five) and then increases to an annual amount of $600/claim per year for years six to ten, $900 per claim per year for years 11 to 15 and $1,200 per claim per year for years 16 to 20. Excessive yearly expenditures may be carried forward to successive years to a maximum of ten years. A License renewal fee of $25/claim must be paid prior to the fifth year anniversary; this fee increases to $50 and $75/claim for the tenth and fifteenth years respectively. A License is good for a twenty-year period after which the License automatically expires; at any time prior to this 20-year anniversary date the License holder may convert any part of the License containing a drill-defined mineral resource to a Mining Lease.

The Reid Lots are the last of the few remaining old concessions issued by the Newfoundland government during the late 1800's to 1940's. The Reid Lots were specific areas of land issued to the Reid family in the 1890's as partial payment for the Reid's constructing and operating the original railway line across Newfoundland. These Lots, which are treated as 'Fee Simple Mining Grants' were issued in-perpetuity and conveyed full surface, forestry and mineral rights to the Reid Newfoundland Company. The Reid Lots, including RL 228 would have been accurately land surveyed when originally issued and all boundaries and corners would have been marked at that time. Logging over the years would have destroyed these boundaries; the boundary plots used on today's claim maps have been taken from claim maps existing in the early 1950's and today have been accurately converted to UTM coordinates and boundaries. These boundaries are accurately displayed on the government digital claims maps. During the late 1970's and revised in 1990, the Newfoundland government legislated the Mineral Holdings Impost Tax Act which required all existing concession and land grant holders to pay a nominal fee of $12.50 per hectare per year; this fee could be paid in cash or as mineral exploration assessment work expenditures. This legislation was carried out to ensure that some exploration activity was conducted on these lands and if not the land grant would lapse, revert to the Crown and come open for staking. During the early 1970's most of the existing Reid Lots were sold to various logging and mineral exploration companies, mainly Abitibi-Price. The Reid Newfoundland Co. retained a 7.5% net profits interest royalty on all these lands.

Reid Lot 228 is currently encumbered with a 7.5% (NPI) net profits interest on any mineral production held by the Reid Newfoundland Company Ltd. In addition the Property is encumbered with a 2% net smelter returns royalty (NSR) payable to Windarra Minerals Ltd. from Messina's share of production from the Property. The NSR may be fully purchased for $2 million. Also Tulks Resources Ltd. retains a 0.5% NSR payable from Messina's share of production from the Property.

With Messina's recent filing of their 2005 exploration expenditures, Licenses 11924M and 11925M

are in good standing to January 29, 2015 and January 29, 2016, the end of the 16th and 17th anniversary years respectively of these two Licenses (Appendix B). Both Licenses 10th year renewal fees (totalling $20,700) are due on January 29, 2009.

Messina must incur an annual exploration expenditure of $12.50 per hectare or $91,061 on Reid Lot 228. With Messina's 2005 exploration expenditure plus previous accumulated expenditure credits Reid Lot 228 is currently in good standing to December 31, 2008 with an excess credit of $57,468 (Appendix B).

Summarized below in Tables 1a and 1b are summaries of the Properties claim statistics and annual exploration expenditures as reported on each License and Reid Lot 228 since the Property was optioned from Falconbridge (Noranda) in 1999. The actual expenditures may have been incurred in the year prior to it being reported and filed the Mineral Claims Recorders office.

Exploration expenditures incurred under the Tulks South Property Option Agreement from 1999 to the end of 2005 by Messina and others and as filed with and accepted by the Dept. of Natural Resources Mineral Claims Recorders office total $5,163,282 on the Property.

Table 1a: Summary of Map Staked Licenses and Lands forming Messina Minerals Inc.'s Tulks South Property, central Newfoundland.

Map License No. or Grant	No. Claims	Area (hectares)	Issuance Date	Next Work Due*	Expenditure Due*	Next 5-Year Date
11924M	250	6,250	January 29, 1999	Jan. 29, 2015	$69,675	Jan 29, 2009
11925M	164	4,100	January 29, 1999	Jan. 29, 2016	$196,800	Jan 29, 2009
Reid Lot 228	-	7,285	N/A	Dec. 31, 2009	$33,594	N/A
	414	**17,635**				

Table 1b: Summary of annual exploration expenditures (1999-2005) incurred (but as reported) on the Tulks South Property, Nfld.

Year	11924M	11925M	RL 228	Totals
1998	$ -	$ -	$ -	
1999	100,097	61,352	19,556	181,005
2000	30,798	30,497	0	61,295
2001	170,170	56,318	6,497	232,985
2002	0	0	0	0
2003	313,536	122,805	33,413	469,754
2004	66,368	280	119,623	186,271
2005	1,811,290	1,890,028	330,653	4,031,971
2006	-	-	-	0
Totals	**$ 2,492,260**	**$ 2,161,280**	**$ 509,742**	**$ 5,163,282**

Note: These annual expenditures are the values as recorded by the Mining Claims Recorders office on each License and Reid Lot as per Messina's yearly assessment reports (see Appendix B). The actual expenditure for a specific year, in most cases is reported and filed the following year (i.e. 2002's work was filed and recorded in 2003).

6.3 Tulks Resources-Messina-Falconbridge (Noranda) Property Option Agreement

During 2002 Messina was assigned the rights to an Option Agreement with Noranda Inc. (now Falconbridge Ltd,) on the Tulks South Property. The terms of the original Tulks Resources Ltd.-Noranda Inc. Option Agreement and the subsequent history are as follows:

- On July 15, 1999 Tulks Resources Ltd., a private Newfoundland incorporation, signed an Option Agreement with Noranda Inc. giving Tulks Resources the right to earn a 100% interest in the Property as defined above in Item 6.2.
- Tulks Resources Ltd. was required to incur a minimum of $1,750,000 in exploration expenditures on the Tulks South Property over a five-year period to July 16, 2004.
- On April 9, 2002 Messina Minerals Ltd. acquired the rights the Option Agreement by way of several 'assignment agreements' as summarized in the Item 8.0 below.
- In February 2004 Falconbridge Ltd. acquired ownership and control of Noranda Inc. The Option Agreement was then assumed by Falconbridge Ltd.
- The original earn-in date was extended by Falconbridge Ltd. (formerly Noranda) to July 15, 2006 to allow Messina sufficient time to fulfill its option expenditure requirements.
- Falconbridge Ltd. retains the right to back-in for a 50% working interest in any specific part of the Property only if an economic base metal ore deposit exceeding 10 million tonnes (or a one million ounce gold deposit) are defined in a positive feasibility report. To exercise this right Falconbridge must pay 150% of the feasibility costs incurred to that decision date.
- If Falconbridge elects to not back-in it will retain a 2% net smelter returns royalty on all minerals produced from the property.
- Falconbridge retains the right to purchase up to 100% of all mineral concentrates produced from the Property at competitive prices.
- As part of the Property Option Agreement, Reid Lot 228 is encumbered with a 7.5% net profits interest on mineral production payable to the Reid Newfoundland Company Ltd. as originally outlined in an agreement dated January 1905, as amended January 27, 1948 and as amended March 7, 1975.

Additional terms which Messina acquired through the various Tulks Resources-Windarra Minerals-Mishibishu Gold 'assignment agreements' (see **Item 8** below) include:

- Messina has to incur $1,374,385 in exploration expenditures prior to July 15, 2006 (completed) and issue 300,000 common shares of Messina (via the 2003 Mishibishu Gold Corp. reorganization) to Tulks Resources Ltd over a three-year period to April 2005, plus issue another 50,000 shares to Tulks Resources upon the receipt of a positive feasibility study.
- Tulks Resources also retained a 0.5% Net Smelter Return royalty (NSR) royalty from Messina's share of the proceeds from production of the Property (Windarra, April 9, 2002 and Messina, March 31, 2003). .
- Windarra Minerals Ltd., through their 'assignment agreement' with Mishibishu Gold Corp. (later renamed Messina) retains a 2% NSR royalty on Messina's share of the proceeds of production from the Property (the 'Windarra Royalty'). Messina has the right to buy back this royalty at any time prior to commercial production for $2,000,000.

6.3 Property Ownership History

The current Tulks South Property (the two Map Staked Licenses and Reid Lot 228) originated as two Newfoundland 'Fee Simple Mining Grants' or 'concessions' deeded around the turn of the 19th century by the then Newfoundland (British) colonial government. The Newfoundland government granted

subsurface mineral rights, forestry timber rights, and surface water rights to the Reid Lots and to a larger contiguous property known as the Terra Nova Properties or Anglo Newfoundland Development Company (AND Co) Charter Lands.

The 'Reid Lots', including Reid Lot 228, totaling some 6,000 square miles of land in central Newfoundland were granted in 1897 to R.G. Reid, a railway engineer, on condition that he complete the trans-Newfoundland railway. These lands were granted "fee simple" meaning "an estate limited absolutely to a man and his heirs and assigns forever without limitation or condition" (Neary, 1981).

The Anglo Newfoundland Development Company Limited ('AND Co.'), owned by Newfoundland Timber Estates and the Harmsworth Publishing family of England was granted in 1905 a renewable 99-year lease to the timber, water, and mineral rights of some 2,000 square miles of land not already covered by the Reid Lot concessions in central Newfoundland. The lands were sought principally for water and timber rights to support a pulp and paper venture built at Grand Falls but mineral rights were also acquired in the hopes that sulphur deposits would be found to supplement the paper making process (Neary, 1981).

In 1905 the AND Co. vested the mineral rights to this tract of land, including the area of the current Tulks South Property to Terra Nova Properties Limited ("TNP Ltd."). In 1926 American Smelting and Refining Company ('Asarco') negotiated from TNP Ltd. the right to explore and develop any orebody within a 20-mile radius of Buchans, where Asarco was attempting to develop the high-grade Cu-Pb-Zn-Ag ore deposits which prospector Matty Mitchell had discovered around 1905. The Asarco-TNP Ltd. agreement was renegotiated later in 1926 to include a 30-mile radius for a period of 50 years. It was probably during 1948 that various Reid Lots within the Asarco joint venture area were optioned from the Reid Newfoundland Company. Reid retained a 7.5% Net Profits Interest royalty (NPI) on mineral production from Reid Lot 228 (among others). In 1976 ownership of the AND Co. lands reverted to Abitibi-Price Company (the successor company of TNP Ltd.) when the Asarco-TNP Ltd. agreement expired. From 1976 to 1984 Abitibi-Price, through their mineral exploration subsidiary continued on with base metal exploration work over specific areas of the AND lands and Reid Lots.

In September 1985, BP Resources Canada Ltd. ("BP") purchased the mineral rights to the AND Co. lands and several Reid Lots including RL228 from Abitibi-Price. The sale took place at a time when the BP-owned Hope Brook gold mine in southern Newfoundland was being delineated, the price of gold was at a relative high, and the AND Co. lands had not previously been explored for precious metals. In 1991 following the downturn in commodity prices and disappointment in the profitability of Hope Brook, BP suspended all exploration and put all of its mineral assets in Canada up for sale in late 1992.

During the early 1970's Noranda began a base metal exploration program in the adjacent Tally Pond volcanic belt, approximately 50 km NE of the current Tulks South Property which led to the discovery of several massive sulphide deposits at the Boundary deposit in 1981 and the Duck Pond deposit in 1986. In February 1993 Noranda purchased the mineral rights to the large AND Co. lands (including the Reid Lots within the AND lands) from BP to augment its exposure to base metal resources within trucking distance of the Duck Pond deposits. After five years of relatively successful exploration in these lands Noranda decided to stop all exploration in Newfoundland and in 1998 closed their Newfoundland exploration office. By January 1999 Noranda had converted a large portion of the former AND Co. concession lands to map staked mineral claims by utilizing amendments to the Newfoundland Mineral Act designed to facilitate this transition. By the end of 1999, Noranda had optioned, sold or relinquished all Newfoundland mineral assets including interests in the Tulks South Property, as well as Tally Pond (Duck Pond deposits), the Reid Lots and the former AND Co. charter area to mostly junior explorationists.

Summarized below are the applicable transactions leading up to Messina acquiring the Tulks South Property:

- During 1998 and 1999 Noranda actively solicited a number of junior explorationists in order to option out their extensive mineral property portfolio in central Newfoundland. Noranda had divided the portfolio into six separate packages and were intent on doing six separate deals with reliable junior companies. The properties included: the Tally Pond (Duck Pond deposits) property; the Long Lake property; the Buchans (Mary March) property; the Valentine Lake property; the Tulks North property; and the Tulks South property.
- On July 16, 1999 Tulks Resources Ltd., a private Newfoundland company entered into an Option Agreement with Noranda and acquired the right to earn a 100% interest in the current Tulks South Property by spending enough to meet assessment requirements in the first year and a total of $1,750,000 over five years up to July 16, 2004 (later extended to July 15, 2006).
- On March 30, 2001 Tulks Resources Ltd. entered into an assignment agreement with Windarra Minerals Ltd. whereby Windarra acquired all the rights to and assumed all the obligations of the original Noranda-Tulks Option Agreement from Tulks Resources Ltd.
- On April 9, 2002 Windarra transferred all of its interest in the Tulks South Property Option Agreement to Mishibishu Gold Corp. by way of an assignment agreement.
- On April 7, 2003 Mishibishu Gold Corp. underwent reorganization and changed its name to Messina Minerals Inc. Messina carried on with the Tulks South Property assignment.

6.4 Environmental Liability, Permits & Bonds

None of the exploration companies involved with the Property over the years, including Messina to date, have carried out more advanced work than line cutting, minor trenching and drill-skidder trails and diamond drill setups. None of this work would be considered an environmental liability to the Property. Messina hopes to carry out environmental planning in conjunction with their exploration programs.

There are no known environmental liabilities to which the property is subject, however the Tulks Hill property (owned by another company) contains underground workings that are draining into Tulks River, which in turn drains into Red Indian Lake. When Noranda assumed ownership of the Tulks South Property in 1992, they relinquished this portion of the property and the Newfoundland government at the time assumed the environmental responsibility. Since that time other operators of the property have taken bulk samples from the prospect. It is not known if these operators are currently responsible for any environmental liabilities. The Tulks Hill property lies on the southern margin of Reid Lot 228 and the northern area of the Tulks South Property as shown on Figure 2.

Each year since 2002 Messina has applied for the required provincial exploration permits to carry out their programs. All exploration and camp permits for 2006 are in place; any required new permits or extensions are applied for as warranted. At this stage of Messina's exploration programs there is no government requirement for bonds on the Project.

Item 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

The Tulks South Property can be reached by driving from St. John's, the provincial capital, in approximately six hours. The property can be reached from Badger (Trans-Canada Highway) via Millertown in less than a two hour drive or from Corner Brook via the Burgeo Highway in a two hour drive. Scheduled airlines fly into Deer Lake near Corner Brook on a daily basis from Vancouver-Toronto-Halifax and St. John's.

The Tulks South Property is readily accessible by seasonally maintained logging roads from Millertown and Buchans. Both of these gravel roads pass by on both the east and west sides of Red Indian Lake respectively (Figures 1 & 2). Direct road access to Stephenville-Corner Brook, approximately 95 km to the west via the paved Burgeo highway (35 km west of the Lloyds River Bridge near Red Indian Lake) is another alternative route to the Property. A network of abandoned logging roads crisscross the area and many abandoned but useable forestry roads give excellent access to most parts of the Property. The Property is easily accessible by pickup truck and can be effectively explored year-round without undue difficulty.

The climate in central Newfoundland is temperate with six to seven months of snow-free and ice-free seasons from April-May to November. Typical seasonal variation includes snowy winters from late November to March and summers from June through September, however in recent years snow cover and frost have been several weeks later developing. At Buchans (elevation 275 m above sea level) the approximate 30-year averages of the mean winter temperature (i.e. the mean monthly averages of November to March) is -6° C and ranges from +0.3^{O} C in November to -9° C February. The average winter snowfall is approximately 64 cm per month with ranges of 28 cm in November to 78 cm in January. The mean 'summer' temperature (mean monthly averages of April to October) is 10° C and ranges from 1^{O} C in April to 16° C in July. The average annual precipitation is 100 cm per month with ranges of 81 cm in May to 121 cm in December (Environment Canada, 2006). Exploration work can easily be carried out year round on the property.

The area is host to two significant towns with populations of approximately 1,000 and 500 people respectively in the former mining town of Buchans and the logging town of Millertown. Both have good infrastructures with hardware stores, restaurants, motels, grocery stores and schools. Several local firms have heavy equipment for hire including backhoes, loaders, dozers and dump trucks. A good supply of local workers with a variety of exploration and mining skills reside in both towns. Buchans has the Department of Natural Resources drill core repository and Messina has set up its office and core storage facilities in Buchans Junction near Millertown. Local infrastructure of significance includes:

- The important trans-island 230-kV power lines from Bottom Brook (Stephenville) to Buchans (TL-233) run adjacent to the entire west side of the Property (Figures 3 & 4). The lines are five km directly NW from the Boomerang-Domino deposits. An electrical switchyard is located near Buchans. In addition 138-kV lines from Stephenville to Burgeo (TL 250) lie near the Burgeo Highway, approximately 40 km SW of the Property.
- The Star Lake hydroelectric generating plant (18 megawatt) owned privately by Abitibi Consolidated is located on the NW corner of the Tulks South Property (Figures 3 & 4). Abitibi sells this power directly to Nfld Hydro via a separate ~45 km long, 66-kV transmission line (TL

280) adjacent to the Red Indian Lake road to the Buchans transformer-switch yard (Figure 3). In the future, if electrical power is required on the Property it may be more advantageous to tap into the Star Lake power source rather than the other two power sources.

- Aur Resources Ltd. is currently developing the Duck Pond base metal mine and mill complex near Millertown about 45 km ENE of the Property (Figure 3). The Property is connected to the Duck Pond mine complex by a main logging haul road on the east side of Red Indian Lake (Figure 3) which Aur plans to use year-round to haul its base metal concentrates to Stephenville. This haul road is 17-road km directly NE of Messina's Boomerang-Domino deposits. With a production capacity of 1,500 tonnes of ore per day and a current mine life of approximately eight years this facility may be in a position to custom toll mill ores from other deposits in the area.
- Aur Resources Duck Pond mine-mill complex could favorably impact the economics of the Boomerang-Domino and Tulks East or any other base metal discovery made on the Tulks South Property.

The Property lies within the northern end of the Annieopsquotch Mountains with topographic ranges from 180 m to 400 m above sea level. The Boomerang-Domino deposits and Messina's Baxter's Pond field camp lie at approximately elevation 350 m above sea level. Undulating hilly areas of moderate relief within the northeast flowing Lloyd's River and Tulks River systems characterize the physiography of the Tulks South Property and region. Numerous small and large ponds/lakes and streams/rivers cover the area. Vegetation consists of spruce and fir forest with 15 to 25% bog and scrub. The region is covered with a thin veneer of Pleistocene glacial till and outwash deposits typically 2 to 10 m thick but reaching 30 m thick locally in valleys and linears. Bedrock exposure ranges from small areas of high outcrop density to large areas with few exposures particularly within the Tulks Valley.

The area is home to abundant moose, caribou, black bear, and small game which are all hunted seasonally. Speckled trout are present in most ponds and brooks. Salmon have recently been introduced (1990's) into the Red Indian Lake watershed and are present in very small numbers.


Messina Minerals Inc.
Buchans-Victoria Lake Area, Newfoundland
Tulks South Property Map
Regional Infrastructure &
VMS & Gold Mineralization
Drawn By:
Charles Dearin, P. Geo.
Date: June 15, 2006
FORTIS GeoServices Ltd.
Figure: 3
Notes:
- Claims as of May 4, 2006
- UTM grid is Nad 1927, Zone 21
0 5 10 20
1:300,000 Kms
Messina Claim Boundary Tulks South Property
Messina Other Claims
Other Map Staked Claims
Paved Roads
Gravel Roads
Skidder trails
230-kV PowerLine
VMS Cu-Pb-Zn-Ag-Au
Developed VMS Deposit
Prospect
Showing / Indication
Gold Mineralization
Gold Deposit Developed
Prospect
Showing / Indication
Badger
TCH
Golden Promise
230-kV Power Line
Buchans Highway
Buchans
Buchans Junction
Buchans VMS deposits
Cornet Option
Little Sandy Prospect
Snow White
Millertown
Grand Lake
Glover Island
Red Indian Lake
Victoria Mine
Skidder Prospect
Burnt Pond
Bobby's Pond
Boundary Deposit
Duck Pond Mine/mill
Duck Pond Deposit
Daniels Pond
Gravel road to Buchans
Star Lake Hydro 18 MW
Jacks Pond
Tulks East
Middle Tulks
Tulks Hill
Tulks West
RL228 gold
Haven Steady
Lake Douglas
Long Lake Main
Eagle Gold
Domino
Boomerang
Midas Pond
Baxter's Pond Camp
Stephenville
South Quinn Lake
Valentine Lake
Victoria Lake
Messina's
TULKS SOUTH PROPERTY
South Pond Copper
South Pond Gold #1
South Pond Gold #2
Great Burnt Lake Deposit
NTS: 12A/14 12A/15
12A/11 12A/10
12A/16
12A/09
12A/13
12A/12
12A/11
12A/12 12A/11
12A/05 12A/06
12A/10 12A/09
12A/07 12A/08
460,000
470,000
480,000
490,000
500,000
510,000
520,000
530,000
540,000
550,000
560,000
570,000
5,420,000
5,410,000
5,400,000
5,390,000
5,380,000
5,370,000
5,360,000


Messina Minerals Inc.
Buchans-Victoria Lake Area, Newfoundland
Tulks South Property Map
VMS & Gold Deposits & Showings
Drawn By:
Charles Dearin, P. Geo.
Date: June 15, 2006
FORTIS GeoServices Ltd.
Figure: 4
Notes:
- Claims as of May 4, 2006
- UTM grid is Nad 1927, Zone 21
- Topo contours are 30 m intervals (from 1:250,000 topo)
Messina Claim Boundary Tulks South Property
Messina Other Claims
Other Map Staked Claims
Main Gravel Roads
Tulks Valley Road
Skidder trails
230-kV PowerLine
VMS Cu-Pb-Zn-Ag-Au
Developed Prospect
Prospect
Showing / Indication
Gold Mineralization
Gold Deposit Developed
Prospect
Showing / Indication
0 1.25 2.5 5
Kilometers
1:100,026
TULKS SOUTH PROPERTY
230-kV Power Line
Gravel Road to Stephenville & Buchans
Red Indian Lake
Star Lake
Star Lake Hydro
To Millertown
Reid Lot 228
Reid Lot 229
Tulks East
Middle Tulks
Tulks Valley Road
TE VMS zones
9786M
11802M
11924M
11925M
Tulks Hill
Tulks West zone
Tulks West
Chlorite Stockwork
RL228 gold
Three-Fives zone
Dragon Pond
Dragon Pond boulders
Mug-up zone
Cycle 2F Stockwork
Al Keats showing
Lloyd's River
Halfway Pond SE
West Tulks Pond
Eagle gold zone
Midas Pond
Glitter Pond
Domino
Boomerang
Barite occurence
Road zone
Zinc zone
Pats Pond Bk VMS boulder
Pat's Pond
Curve Pond
Baxter's Pond
Baxter's Pond Field Camp
Pat's Pond # 1
Pat's Pond # 2
Wineskin Alteration zone
Lloyd's Lake Road
Lloyd's Lake
Victoria Lake
Long Lake
Long Lake Main
East zone
South Limb
Lucky Gnome
Long Lake Au
LL Cu
12A/06
Trondhjemite Hill
Victoria Rapids
Victoria Bridge
Valentine Lake
Jacks Pond
N
S
E
W
12A/12 NTS: 12A/11
12A/05
12A/06
12A/10
12A/07
465,000
470,000
475,000
480,000
485,000
490,000
495,000
500,000
5,380,000
5,375,000
5,370,000
5,365,000
5,360,000

Item 8: EXPLORATION HISTORY

The earliest recorded exploration work in the area was undertaken in 1871 by Alexander Murray for the Geological Survey of Canada. Murray identified sedimentary rocks along the Exploits River and greenstones along Red Indian Lake. Matty Mitchell, a prospector working on the AND Co. concession area north of Red Indian Lake discovered the first of the Buchans ore bodies in 1905 (Neary, 1981).

Early attempts by the AND Co. to bring the Buchans massive sulphide ore deposits into production were stalled in 1911 due to metallurgical difficulties with the fine grained and interspersed nature of the sulfides. Around 1916 Asarco acquired samples of the Buchans ore and began persistent metallurgical testing specifically using the flotation method. By 1925 Asarco had developed a metallurgical process to successfully treat the ores into separate Pb and Zn concentrates using xanthate as a flotation agent. In 1926 Asarco entered into a 50-year agreement with the AND Co. to bring the Buchans ore deposits into commercial production. While both companies would equally share in the profits of the operations, Asarco was the mine operator and had full control over the exploration rights to the entire AND concession for a 50-year period (Neary, 1981).

Prior to 1960 mineral exploration in the southern part of the Tulks Hill volcanic belt was very sporadic due to poor access. However, virtually every exploration program in the Tulks South Property has resulted in the discovery of significant mineral zones, prospects and related alteration zones.

1926 to 1975: Asarco

From 1926 through 1975, Asarco mapped the AND CO. charter lands in a piecemeal fashion at 1:12,000 scale. However, no exploration (excluding mapping) was conducted in the Tulks South Property area prior to the early 1960's due to poor access. In the early 1960's Asarco initiated reconnaissance stream and soil sampling and prospecting which resulted in the discovery of the Tulks Hill prospect in 1961. The Tulks Hill prospect, now held by a competitor exploration company (Buchans River Ltd.) is a four km^2 property wholly within Reid Lot 228 of the Tulks South Property (Figures 2, 3 & 4). Asarco conducted detailed work on the Tulks Hill prospect including geophysics, considerable diamond drilling, and limited underground drifting which ultimately outlined an 'inferred geological resource' of some 720,000 tonnes grading 1.3% Cu, 2.0% Pb, 5.6% Zn, 41 g Ag/t and 0.4 g Au/t (Jambor and Barbour, 1986). This 'resource' value is historical in nature and is **noncompliant with NI 43-101** as per Item 5 above.

During the late 1960's and up to 1975 Asarco carried out geological mapping, gridding, soil sampling, VLF-EM, SP and magnetic surveys and defined a number of good base metal-type anomalies in the extensive 'Boomerang Alteration Zone', originally known as the 'Green Zone' by Asarco. Asarco drilled six short holes into the zone with interesting but uneconomic values. One hole, DDH GP-04 drilled east of the current 'Barite vein' cut a 1.2 m thick zone averaging about 5.7% Zn. Two other holes were drilled into the currently known 'Zinc zone' and cut thick altered felsic rocks with weak disseminated base metals (see Figure 8).

There are no reliable records preserved as to the dollar amount incurred by Asarco on exploration work on the Tulks South Property but in all likelihood it would be less than $500,000 outside of the Tulks Hill deposit development work.

Following the expiration of the AND-Asarco 50-year lease in 1976, Abitibi-Price Mineral Resources (the successor company to the AND Co. pulp mill) took over all mineral exploration on the AND charter lands. Asarco continued to mine the Buchans ore deposits up to 1984 but had no direct involvement in exploration.

1976 to 1984: Abitibi-Price Mineral Resources Ltd.

Abitibi-Price Mineral Resources Ltd. undertook a moderate level of exploration in the northeastern end of the Tulks South Property area primarily due to the development of forestry access roads in this area. Following up stream and soil geochemical anomalies associated with the Tulks Hill area, Abitibi discovered the Tulks East and Jacks Pond prospects (Figure 3) in 1977 and 1982 respectively. Following detailed geochemistry, geophysics, trenching and line-cutting Abitibi drilled approximately 50 drill holes at Tulks East, on the current Tulks South Property, and ultimately discovered three lenses of massive sulphide mineralization exceeding 6 million tonnes in size (Barbour and Thurlow, 1982). The Jack's Pond discovery also led to considerable detailed work to outline a massive sulphide deposit in several bodies of 200,000 to 1,000,000 tonnes each, consisting of pyrite with <1% base metal values.

During 1979 and 1980 Abitibi carried out a continuation of the Asarco work with in-fill exploration surveys and drilled five holes into coincident Cu-Zn soil and VLF-EM anomalies along the currently known 'Boomerang Alteration Zone' and 'Zinc zone' trend. All holes cut sericitized felsic tuffs with minor disseminated base metals. Two holes were drilled into the Boomerang Zone with DDH GP80-13 (Figures 8 and 9) cutting strongly mineralized tuffaceous sediments carrying about 40% massive sulphides (pyrite) over 30 m. After 1980 no further work was done on the 'Boomerang Alteration Zone' portion of the Property by Abitibi.

According to Abitibi records inherited by Noranda and ultimately by Messina, Abitibi spent approximately $3,729,000 on the South Tulks Property from 1976 to 1985; the majority of this was spent on defining and developing the Tulks Hill VMS deposit. Possibly less than $750,000 was incurred on the current Tulks South Property excluding the Tulks Hill deposit development work.

During 1984-85 Abitibi-Price decided to discontinue all mineral exploration activities in Canada and to remain solely as a paper producing company. Abitibi offered the entire AND concession lands and the contained Reid Lots for sale to a number of senior exploration companies. On September 18, 1985 Abitibi Price sold all of their rights in the AND charter lands including the contained-within Reid Lots, with no retained royalties or interests (aside from the Reid Ltd royalty), to BP Resources Canada Ltd. for $4.5 million (Nfld Dept of Natural Resources, Mineral Lands Registry of Transfers; Volume 4, Folio 155).

1985 to 1992: BP Resources Canada Ltd.

In September 1985 BP Resources Canada Ltd. purchased the AND Co. land package from Abitibi-Price and focused their exploration efforts on the Tulks Hill volcanic belt where forestry road access had improved to allow reasonable access to all areas including the southern end of the Tulks South Property for the first time. In 1985 BP conducted a detailed lake sediment sampling survey and an airborne EM survey over all of the AND Co. lands. Lake sediment anomalies led to the 1986 discovery of a widespread Au zone at Midas Pond–Glitter Pond in the southern part of the Property (Figures 4 & 7). BP conducted line-cutting, soil sampling, magnetic and electromagnetic

geophysics, extensive trenching and mapping surveys prior to drilling 19 holes at Midas Pond. This work traced an auriferous shear-related alteration zone over 2,000 meters along strike and across a width of 200 m but was drilled to generally less than around 50 m vertically below surface. Selected surface grab samples assayed greater than 1 oz Au/ton (>35 g Au/t). Trenching returned values up to 14.7 g Au/t over 1.2 m while drilling cut up to 7.3 g Au/t over 0.9 m.

In 1988 BP discovered the 'Jig Zone' VMS deposit near the old Victoria Mine and in 1989 BP discovered massive sulphide mineralization at the Daniel's Pond prospect 18 km NE (Figure 3) of the Tulks South Property. During 1988 BP also discovered the potentially large Valentine Lake gold deposit 10 km SE of the Tulks South Property (Figure 3).

On the 'Boomerang Alteration Zone', as a continuation of the Abitibi program, BP carried out only minor geological mapping and no drilling. In late 1989 BP found the 'Green Zone' prospect (later renamed 'Curve Pond') at the southern end of the Tulks South Property about 2,000 m SE of the Boomerang zone (Figures 6 & 8). BP completed follow-up linecutting, detailed mapping, trenching, soil and rock geochemistry and geophysical surveying over this new discovery and drilled five holes at Curve Pond in 1990 before ceasing all activities in Newfoundland in 1991.

According to records inherited by Messina via Noranda and on file with the Newfoundland government, BP spent $2,817,800 on the Tulks South Property from 1986 through 1991; the majority of this was incurred on the Tulks Hill VMS deposit. Possibly less than $1,000,000 was incurred within the area of the current Property.

During 1991-92 BP Resources Canada Ltd. made the decision to stop all mineral exploration in North America and to focus all efforts on oil and gas exploration and development. BP amalgamated with several of its subsidiaries, changed its name to Talisman Energy Inc. and actively sought a buyer for all of BP's Canadian mineral properties including the AND charter lands. On February 26, 1993 Talisman Energy sold all of their rights, with no retained royalties or interests, in the AND charter lands including the contained within Reid Lots and staked claims to Noranda Exploration Co Ltd. for approximately $2.2 million (Nfld Dept of Natural Resources, Mineral Lands Registry of Transfers Volume 9, Folio 60). At this point in time the original 2,000 square miles of the AND charter lands had been significantly reduced in size to approximately 556 $miles^2$ (1,440 km^2) over the preceding 15 years by both Abitibi-Price and BP.

1993 to 1998: Noranda Exploration Co. Ltd.

After acquiring the AND Co. charter lands in 1993, and within the Tulks South Property, Noranda focused on flying another airborne EM survey plus completing line-cutting, grid mapping, soil and till sampling, systematic lithogeochemical surveying, and magnetic and electromagnetic surveying tracing the sulphide-rich horizons between known zones of mineralization. Noranda also tried to evaluate known mineralized zones, such as the Tulks East and Curve Pond Zones by diamond drilling to 200 m vertical depth and using surface and downhole electromagnetic surveying to guide further drilling. At the Tulks East Zone Noranda intersected 0.7% Cu, 3.1% Zn, 30 g Ag/t and 0.39 g Au/t in drill hole TE94-01 which extended the known A-Zone massive sulphide deposit more than 100 meters down plunge.

In the 'Boomerang Alteration Zone' Noranda cut an extensive new grid and carried out a comprehensive exploration program including magnetic, VLF-EM, max-min and gravity surveys and

in-fill soil sampling. Numerous coincident anomalies were identified and gravity outlined a 0.5 mgal anomaly coincident with a strong soil anomaly and max-min conductor over and adjacent to the Boomerang prospect. During 1993 to 1997 Noranda drilled eight holes totalling 3,284 m along approximately 1,000 m of strike length in the 'Boomerang Alteration Zone'. The first hole DDH GP-93-03 intersected over 77 m of strongly altered and pyritized felsic volcanics with a significant base metal stringer zone which assayed 0.2% Pb and 0.7% Zn over 32 m. Two years latter this intersection was followed up with DDH GA-95-01, 300 m to the NE which cut the same stringer zone and assayed 0.02% Cu, 0.1% Pb & 1.3% Zn over 50 m. As it turns out this intersection is very likely on the edge of the recently discovered high-grade VMS Domino deposit (see Figures 8 and 9). No drilling was done in 1996.

During 1997, as a last ditch effort to discover an 'economic' VMS deposit on the Property, Noranda drilled three final holes into the Boomerang Zone. DDH GA-97-05, drilled beneath DDH GA-95-01 and through the 'Boomerang Alteration Zone' cut a narrow high-grade VMS lens grading 0.5% Cu, 2.6% Pb, 7.4% Zn, 77 g Au/t & 0.67 g Au/t over 3.6 m at 500 m vertically below surface; this hole was and currently still is one of the deepest holes drilled to date in the Boomerang Zone. This drill hole actually pierced the edge of the 2006 'Domino VMS deposit' discovery (Figures 9 & 10).

DDH GA-97-06 drilled 300 m SW of GA-97-05 cut 204 m of stringer-style mineralization but no massive sulfides. The last Noranda hole drilled in the Boomerang Zone was DDH GA-97-08 which cut 295 m of altered and mineralized felsic pyroclastics with several narrow zones of strong sulphides, one of which assayed 0.5% Cu, 2.8% Pb, 14.2% Zn, 40 g Ag/t & trace Au over 0.5 m. As it turns out both of these drill hole intersections are the down dip extent of the newly discovered Boomerang VMS deposit (see Figure 9).

Noranda records indicate the company spent a total of $1,511,700 on exploration on the Tulks South Property during the period 1993 through 1997.

In 1997 Noranda ceased all exploration in Newfoundland and moved its exploration office to Bathurst New Brunswick. During late 1997 and 1998 Noranda divided the large Victoria Lake project (AND charter lands, Reid Lots and staked claims) into six packages of ground totalling 2,880 km^2 and offered each for option-sale to a number of junior explorationists. The critical property, Tally Pond-Duck Pond, containing the Duck Pond and Boundary massive sulphide ore deposits was quickly optioned to Thundermin Resources on September 23, 1998 (finalized March 2, 1999). The other five land packages were optioned out during 1999 to four junior exploration companies and one major, Phelps Dodge (Noranda, 1998).

1999 to 2000: Tulks Resources Ltd.

On July 16, 1999 Tulks Resources Ltd., a private Newfoundland corporation, signed an Option Agreement with Noranda and acquired the right to earn a 100% interest in the Tulks South Property. Tulks Resources undertook a four hole NQ diamond drilling program in November 1999 at the Tulks East prospect. The first two holes of the program intersected both the A-Zone and B-Zone massive sulphide bodies. Holes TE99-03 and TE99-04 intersected the down-plunge continuation of the A-Zone sulphide lens. Hole TE99-04 intersected 28 meters true thickness of massive sulphides including 7.0 m of 5.1% Zn, 5.0 m of 1.2% Cu, 7.0 m of 17 g Ag/t and 6.0 m of 0.83 g Au/t in a 12 meter thick zone at the center of the massive sulphide interval. The zonation pattern in TE99-04 is consistent with Appalachian massive sulphide deposits and is the first drill hole at Tulks East to

intersect significant amounts of Cu, Ag and Au. Tulks Resources also undertook a limited evaluation and structural mapping program of other areas within the Tulks South Property.

The program established that the Tulks East A-Zone is zoned with pyritic sulphides close to surface and suggested the base metal content increased at depth. It also showed the Tulks East A-Zone is zoned into Cu-rich and Zn-rich portions of the massive sulphide lens which is typical of classic VMS deposits.

Tulks Resources Ltd. incurred approximately $333,300 on the Tulks South Property in 1999-2000 (Sparkes, 2006).

On March 26, 2001 Tulks Resources Ltd. assigned 100% of their Option Agreement rights in the Tulks South Property to Windarra Minerals Ltd.

2001: Windarra Minerals Ltd.

During 2001 Windarra Minerals Ltd. began a GPS based mapping program, conducted whole rock lithogeochemical analyses, extending the Noranda whole rock database to key areas, continued limited structural mapping, prospecting, re-evaluation of old drill core and several VMS-style surface showings. Three distinct and separate VMS targets were identified for drilling: the Tulks East zone; the Boomerang zone and the Curve Pond zone.

Approximately $35,800 was incurred by Windarra on the Tulks South Property in 2001 (Sparkes, 2006).

In April 9, 2002 Windarra Minerals assigned their all of their rights to the Tulks South Property Option Agreement to Mishibishu Gold Corp. subject to a 2% NSR royalty.

2002: Mishibishu Gold Corporation

Between August and October 2002 Mishibishu Gold Corp. completed 12 NQ-size drill holes totalling 1,197 m to test three base metal targets and one gold target.

- Four holes drilled at the Curve Pond VMS zone all intersected multiple intervals of massive sulphides over narrow widths along a 150 m strike length; the best intersection was in DDH CVP02-02 which cut 0.6% Cu, 0.3% Pb, 3.5% Zn, 14.2 g Ag/t & 0.1 g Au/t.
- Six other holes tested regional VMS targets in the main productive felsic horizon; all holes cut intense VMS-style alteration with disseminated and/or stringer type mineralization.
- Two holes tested the Midas Pond gold prospect with one hole cutting 1.5 g Au/t over 5.3 m of core.

Mishibishu Gold incurred approximately $176,500 during 2002 on the above drilling (Sparkes, 2006).

On April 7 2003, Mishibishu Gold Corp. underwent a corporate restructuring and name change to Messina Minerals Inc. The original Noranda Option Agreement was validly assigned to Messina.

2003: Messina Minerals Inc.

During 2003 Messina carried out compilation work and field evaluations in the Tulks East zone in preparation for diamond drilling. One hole was started in December but was abandoned due to water problems. Prospecting by Messina led to a new gold discovery at the 'Eagle Zone' where Au-rich quartz veins assaying from 5.5 to 56.5 g Au/t were traced from five outcrops along a strike length of 1,500 m within a shear zone. Prospecting and surface sampling at the Midas Pond gold zone yielded high Au values.

The Company spent approximately $50,000 during 2003.

2004: Messina Minerals Inc.

During 2004 Messina carried out diamond drilling on the Tulks East deposit. Six short holes totalling 474 m cut significant VMS base metals in the B-Zone and one hole totalling 383 m tested the adjacent A-Zone. Five of these seven holes intersected significant, good grades of Cu and/or Zn. The results extended the strike length of the zone, indicated the B-Zone is accessible at surface and provided preliminary 'metallurgical' samples for testing. Initial 'metallurgical' testing (by way of advanced microscope evaluations) was positive and showed this VMS deposit to have simple grain relationships and textures and that a clean separation of Zn from Cu sulphides could be readily achieved.

Prospecting on other areas of the Property led to the discovery of two new mesothermal type gold zones. On the '228' gold showing seven grab samples of quartz vein from a 10 m^2 area of the veins assayed from 1.6 to 87 g Au/t. Approximately 1,100 soil samples were collected over a seven km strike length to the north of the 'Eagle' gold zone discovered in late 2003 (Figure 3); numerous Au-in-soil anomalies consistent with 'Eagle Au-style' mineralization occur on this portion of the Property.

In December 2004 Messina made a new discovery of massive sulphides in their second drill hole drilled at the Boomerang VMS zone. DDH GA04-11 intersected a 14.6 m interval of massive sulphides with a 13.9 m section assaying 0.7% Cu, 4.0% Pb, 13.6% Zn, 102 g Ag/t and 1.0 g Au/t at a vertical depth of 240 m (Messina, December 2004). This discovery was made despite the area and specifically the Boomerang alteration zone having previously received significant mineral exploration effort (including at least ten drill holes) by three major mining companies since the mid-1970's. This 'blind' discovery of massive sulphides followed the recognition by Messina of many indicators of high VMS potential including the presence of extensive bedrock alteration and mineralization, base metal soil anomalies and unexplained geophysical (gravity and EM) anomalies. Two holes totalling 755 m including the discovery hole were drilled by Messina in December 2004 on the Boomerang zone.

During 2004 Messina incurred approximately $442,000 in exploration work on the Property.

In February 2004 Noranda Inc. was taken over and merged with Falconbridge Ltd. All of Noranda's rights to the 1999 Option Agreement were subsequently transferred to Falconbridge.

2005: Messina Minerals Inc.

Immediate follow up drilling on the Boomerang zone resulted in up to four diamond drills operating (three full-time) from mid January to early December with 82 holes totalling approximately 25,892 m of NQ size core being drilled. This drilling traced out the overall dimensions of the Boomerang VMS deposit ranging from 75 m to 500 m vertical depth and over a strike length of 400 meters confirmed the high-grade nature and Au-rich section of the base metals and identified a number of other exciting areas requiring more detailed drilling. Messina also carried out the following exploration during the year:

- The entire Property was covered with a modern airborne digital photogrammetry survey and coupled with detailed elevation data.
- One significant hole was drilled in the Tulks East A-Zone. DDH TE05-86 cut a 22.3 m thick zone of massive sulfides in the A-Zone at a vertical depth of ~260 m with an 'economic' intersection of 0.4% Cu, 0.3% Pb, 6.2% Zn, 19 g Ag/t & 0.3 g Au/t over 9.6 m. This zone has now been traced over 400 m along strike and to vertical depths of over 260 m; grades appear to be increasing down plunge.
- 100 km of linecutting was completed at the Tulks East zone and a detailed gravity survey over and along strike of the deposit was completed.
- Prospecting located a new zone of massive sulfides in outcrop at the Middle Tulks prospect about 17 km NE of the Boomerang deposit and 3.5 km SW of the Tulks East zone (Figure 4). Grab samples have assayed up to 5.6% Cu and 1.9% Zn.
- Minor follow up trenching and sampling was conducted on the December 2004 gold discovery at the '228 gold showing' located two km SE of the Tulks East zone.
- Significant work was done on building a good size exploration camp at Baxter's Pond three km south of the Boomerang deposit (Figures 3 to 4). In addition the company purchased an abandoned building in Buchans Junction and converted this to an excellent office-warehouse-core storage yard with housing for staff.

Messina incurred approximately $4,020,000 in exploration expenditures during 2005 (Sparkes, 2006). This expenditure has fully ensured that Messina has earned a 100% interest in the Tulks South Property.

2006 (January to April): Messina Minerals Inc.

From January to April 30, 2006 Messina continued deeper drilling at the NE end of the Boomerang deposit and in their second drill hole discovered a new high-grade VMS zone, the Domino deposit. This hole, DDH GA06-96 cut 0.5% Cu, 5.5% Pb, 7.3% Zn, 128 g Ag/t & 1.0 g Au/t over 10.6 m of core (Messina, 2006). An additional four drill holes into the Domino zone has confirmed it to be a separate VMS deposit but adjacent to the Boomerang deposit; the five drill holes cut good grades and widths to help partially define the extent of the Domino deposit.

During the period of January to April 30, 2006 Messina drilled 12 NQ-size drill holes (GA06-95 to 108) totalling approximately 5,050 m with one drill rig on the Domino deposit. Expenditures during this four-month period total approximately $1.5 million (P. Tallman pers comm. 2006). Drilling with four drill rigs and additional exploration work is on going. During 2005 Messina had incurred more than the required exploration expenditure on the Property and hence had exercised the Option to earn a 100% interest in the Property from Falconbridge. To the end of 2005 Messina has incurred and reported over $5.163 million in exploration expenditures vs. the Option Agreement requirement of $1.75 million to be spent by July 15, 2006. In mid-April, 2006 Messina received acknowledgement and acceptance of this earn in from Falconbridge.

Item 9: GEOLOGICAL SETTING

The Tulks South Property occurs within the central part of the Central Mobile Belt of the Dunnage tectonostratigraphic zone of the Appalachian Mountain Belt. This region of the Central Mobile Belt contains the economically important Buchans-Victoria Lake area. The Dunnage tectonostratigraphic zone of Williams (1979) preserves Cambrian to Middle Ordovician rocks of ophiolitic, island-arc and back-arc affinity (Kean et al, 1981 and Swinden, 1990). The zone is divided by a major and extensive fault system referred to as the Red Indian Line, into the Notre Dame (west of the Line) and Exploits subzones (east of the Line) (Williams et al, 1988) (Figure 5a). These two subzones are interpreted to have developed on opposing sides of the Ordovician age Iapetus Ocean and were not linked until Late Silurian time during closure of the Iapetus (Colman-Sadd et al, 1992). The Notre Dame zone contains the Buchans Group of volcanics hosting the economically famous Buchans Kuroko-style VMS deposits plus many other VMS deposits; these rock types are generally mature arc type and calc alkalic in nature. The Exploits zone hosts the extensive Victoria Lake Supergroup made up of six separate and distinct volcanic belts which themselves are highly conducive to VMS and Au deposits; these rock types are generally island-arc type environments and are more tholeiitic in nature.

Initial closure of the Iapetus Ocean during the Middle Ordovician (late Arenig) resulted in the obduction and emplacement of the Taconic allocthons-ophiolites (derived from the Notre Dame Subzone) westward over the continental Laurentia margin and the Penobscot allocthons-ophiolites (derived from the Exploits Subzone) over the Gondwana continental rocks to the east (Colman Sadd et al, 1992).

An excellent treatise of the geology, geochemistry, tectonic setting and VMS mineralization of the Victoria Lake Supergroup can be found in Evans and Kean, 2002. Much of the Regional Geology and Regional Mineralization summaries below are derived from that publication.

9.1 Regional Geology

The Buchans-Victoria Lake area is made up of a 150 km long by 20 to 65 km wide series of volcanic and volcaniclastic belts (Figures 5a & b). This prolific region consists of seven separate volcanic belts ranging from Upper Precambrian-Cambrian to Ordovician ages, all of which formed in classic island-arc type environments during the Appalachian Orogeny which is marked by the closure of the Iapetus Ocean. From west to east these belts are the Buchans Group (formed on the North American or Laurentia side); the Tally Pond volcanic belt; the Long Lake volcanic belt; the Tulks Hill volcanic belt; the Harbour Round belt; Harpoon Brook belt and the Point of the Woods belt. The later six formed on the African (Gondwana) side and collectively make up the Victoria Lake Supergroup. These belts of volcanic rocks have been distinctly divided on the basis of age dating, and specifically on lithogeochemical analysis which indicates the Victoria Lake Supergroup is comprised of distinct geochemical groupings or tectonic environments which record the transition from island-arc to rifted-arc to back-arc to mature arc environments over time. Five of the six Victoria Lake Supergroup belts consist of mafic and felsic volcanics, volcaniclastic and epiclastic rocks and various intrusive rocks; all five belts are fault bounded by two major faults or terrain bounding structures, the Red Indian Line to the NW and the Noel Paul's Line to the SE (Figures 5a & 5b).


Hodges Hill Granite
Botwood Group
Buchans
Millertown
Victoria Mines
Skidder
Burnt Pond
Stony Lake volcanics
Bobby's Pond
Boundary
Duck Pond
Daniel's Pond
Cathy's Pond
Jack's Pond
Tulks East
Tulks Hill
Long Lake
Haven Steady
Curve Pond
Valentine
RED CROSS LK. TROCTOLITE
0 10 20
Kilometers
Lithology
Annieopsquatch Ophiolite
Buchans Group
Caradocian shale and chert
Carter Lake Volcanic-Basalt
Carter Lake Volc.-Felsic Pyrocl.
Diversion Lake Gr.-Basalt
Greywacke,conglomerate,chert
Harbour Round Basalt
Harbour Round Formation
Lemotte's Ridge Basalt
Pine Falls Form.-Mafic volc.
Precambrian Quartz Monzonite
Red sandstone
Rogerson Lake Conglomerate
Silurian Granite
Skidder Basalt
VLG-Clastic Sedimentary rocks
VLG-Felsic Pyroclastic rocks
VLG-Mafic and Int. Pyrocl.
VLG-Quartz Monzonite

Geology, VMS & gold deposits Buchans-Victoria Lake region, Nfld (after Noranda, 1998).


NEWFOUNDLAND
Index Map
N
Buchans
Victoria Bridge Sequence
RED INDIAN LINE
NOEL PAUL'S LINE
Pine Falls Formation
Carter Lake Formation
Messina's Tulks South Property
Lake Douglas Basalts
Long Lake Volcanics
Windsor Point Group
King George IV Lake Ophiolite
Windsor Point Group
Kilometers
Deposit
Prospect, showing
1. Curve Pond
2. Boomerang Zone
3. Mug Up
4. Tulks West
5. Dragon Pd.
6. Tulks
7. Al Keats
8. Tulks East
9. Tulks East South
10. Roebucks Grid
11. Jacks Pond
12. Cathys Pond
13. Side of the Hill
14. Parking Lot Showing
15. Bobbys West Grid
16. Daniel's Pond
17. Bobby's Pond/ Hoffe's Pond
18. Sutherlands Prospect
19. Victoria Mine
20. Hungry Hill
21. Long Lake
22. LeMarchant
23. Rogerson Lake
24. Duck Pond
25. Boundary
LEGEND
SILURIAN AND LATER
SILURIAN AND EARLIER
ORDOVICIAN AND EARLIER
VICTORIA LAKE SUPERGROUP
DIVERSION LAKE GROUP
CARTER LAKE FORMATION
PINE FALLS FORMATION
OPHIOLITES
PRECAMBRIAN

Figure 5a: Regional geological setting Victoria Lake region, Nfld (after Evans & Kean, 2002).


A
NEWFOUNDLAND
Index Map
Messina's
Tulks South Property
Harbour
Round
Belt
Buchans
VICTORIA BRIDGE
SEQUENCE
Silurian
Redbeds
Caradocian
Shales
RED INDIAN LINE
HARPOON
BROOK
BELT
VOLCANICS
VALENTINE LAKE
PLUTONIC SUITE
NOEL PAUL'S LINE
Lemotte's
Lake
Basalts
Lemotte's
Lake
Granite
Diversion
Lake Group
CRIPPLEBACK LAKE
PLUTONIC SUITE
Rogerson Lake
Conglomerate
kilometers
VICTORIA BRIDGE SEQUENCE – 462 +4 / -2 Ma (+Fossils)
HARBOUR ROUND BELT – ca. 464*
HARPOON BROOK BELT – MID-ORDOVICIAN (Fossils)
POINT OF THE WOODS BELT – (?)
LONG LAKE BELT – (?)
TULKS HILL VOLCANICS – 498 +6 / -4 Ma (+Fossils)
TALLY POND VOLCANICS – 513 ±2 Ma
VALENTINE LAKE PLUTONIC SUITE – 563 ±2 Ma
CRIPPLEBACK LAKE PLUTONIC SUITE – 565 +4 / -3 Ma
(*preliminary date- after Rogers and van Staal, 2002)


B DATED SEQUENCES OF THE VICTORIA LAKE AREA AND REGIONAL CORRELATIONS
SILURIAN
ORDOVICIAN
CAMBRIAN
MATURE ARC
BACK - ARC
ARC - RIFT
PRIMITIVE ARC
fossils
zircon date
massive sulphide
SEDIMENTS
Sansom & Point Leamington greywacke
"Caradocian shale"
Badger Group
BUCHANS GP.
ANNIEOPSQUOTCH CPLX.
RED INDIAN LINE
WILD BIGHT, EXPLOITS GROUPS
VICTORIA LAKE SUPERGROUP
HR. ROUND BELT
VICTORIA BRIDGE SEQUENCE
HARPOON BROOK BELT
TULKS HILL VOLCANICS
TALLY POND VOLCANICS
VALENTINE LAKE
&
CRIPPLEBACK LAKE
PLUTONIC SUITES

Figure 5b: Distribution & correlation of the volcanic & sedimentary belts in the Victoria Lake Supergroup.

The Victoria Lake Supergroup is conformably overlain by the Harpoon Brook belt consisting of almost entirely basin-derived siliclastic rocks and capped with Caradocian black shales and cherts which in turn are conformably overlain by Mid Ordovician to Early Silurian flysch, argillite and conglomerate of the Badger Group (Williams et al, 1995) (Figures 5a & b). During late Ordovician (~440 to 455 Ma) closure of the Iapetus, collision of the two continents and accompanying thrust faulting stacked the seven volcanic belts, initially geographically distinct, adjacent to one another.

Age dating of the volcanic sequences have identified at least four age groupings of volcanic rocks: the Tally Pond volcanics at 513 +/-2 Ma; the Long Lake Belt at ~505 Ma; the Tulks Hill volcanics at 498 +6/-4 Ma; and the Harbour Round Belt at 462 +4/-5 Ma. The Roebucks quartz monzonite is intrusive into the Tulks Hill volcanics as a subvolcanic intrusive and is dated at 495 +/- 4 Ma (Evans et al, 2003). The Buchans Group Belt has been dated at 473 Ma (Thurlow, 1999).

Evans and Kean (2002), on the basis of lithogeochemistry and mapping have further defined a number of additional volcanic and sedimentary belts within the above three main belts of the Victoria Lake Supergroup.

The *Tally Pond volcanic belt* makes up the oldest volcanic rocks in the region (Late Cambrian age; 513 +/-2 Ma) and is comprised of a linear belt of predominantly island-arc type felsic pyroclastics rocks with intercalated mafic flows, tuff, agglomerate and breccia generally overlain by a regionally extensive graphitic shale-argillite cap rock.

The *Long Lake Belt*, originally included in the Tulks Hill volcanics, is a linear belt of intercalated felsic and mafic volcanics, volcaniclastic and sedimentary rocks. Along the NW margin of the belt is a major fault, marked by an extensive magnetic gradient anomaly, which separates the Long Lake Belt from the Tulks Hill volcanics. The SE side of the Long Lake belt is marked by the regionally extensive graphitic shale-argillite horizon of the underlying Tally Pond volcanic belt.

The *Tulks Hill volcanic belt* is an extensive NE trending belt, 80 km long by 8 km wide, of intermixed felsic and mafic volcanic rocks, pyroclastics, tuffs, volcaniclastic and sedimentary rocks. The SE margin is defined by the magnetic anomaly-fault zone in contact with the Long Lake Belt volcanics and the NW side is overlain by sedimentary and volcaniclastic rocks of the Harbour Round belt.

The *Harbour Round belt* consists of a narrow, linear sequence of sedimentary and volcanic rocks along the SE side of Red Indian Lake and which conformably overlie the Tulks Hill volcanics (Figures 5a & b).

The *Harpoon Brook belt* is a NE trending, 95 km long by 18 km wide siliclastic basin containing extensive sequences of greywacke and interbedded siltstone, shale, argillite, conglomerate and rare limestone (Llanvirn age fossils (~465 Ma)) all of which are overlain by Caradocian shales (~450-455 Ma). Near the top of the belt small lenses and layers of basalt occur. This sedimentary belt of rocks is the youngest of Victoria Lake Supergroup.

Evans and Kean (2002) further subdivided the Victoria Lake Supergroup to include a '*Southern Terrane*', or that belt of volcanic and sedimentary rocks SE of the regionally extensive sliver of

unconformable Silurian age Rogerson Lake Conglomerate (Figures 5a & b) interpreted to be a fault-scarp molasse-type deposit, likely formed during a major tectonic uplift in the early Silurian.

This 'Southern Terrane' consists of the *Point of the Woods Belt* and is comprised of an 80 km long by 3 to 8 km wide belt of Ordovician(?) age sedimentary, volcanic and volcaniclastic rocks which are lithologically similar to the underlying Tally Pond volcanics.

9.2 Regional Structure

The Victoria Lake Supergroup has a regional penetrative foliation, which is subparallel to bedding and is axial planar to tight to isoclinal folds, increases from the NE to SW. Regionally the rocks strike NNE to NE and the belts in the western half of the Supergroup have steep dips to the NW while the eastern belts have steep dips generally to the SE. Many second and third-order folds add to the complexity of structure in the region. Numerous large-scale and local faults, both normal and thrust related cut the region. Structural repetition by thrust faulting is significant and likely explains the apparent inter-layering and repetition of different geochemical distinct rock units (Evans and Kean, 2002).

Regionally the rocks have been metamorphosed to lower-greenschist facies but locally mid-greenschist to lower-amphibolite facies rocks are present.

9.3 Tulks Hill Volcanic Rocks

The Tulks Hill volcanic belt rocks are the host to all massive sulphides and gold zones on the Tulks South Property and are described in more detail below.

The volcanic rocks of the Tulks Hill belt consist of dacitic to rhyolitic felsic flows and pyroclastics, felsic tuffs, quartz-crystal tuff, breccia and minor subvolcanic porphyries. Intercalated bedded mafic to siliceous volcaniclastic and epiclastic sedimentary rocks are common and form important replacement horizons for VMS-style mineralization. Mafic volcanics are generally less common than felsic rocks but they do form significant parts of the rock units on the property and consist of mafic to intermediate pyroclastics consisting of tuffs, lapilli tuffs, agglomerate, breccias and pillow basalts. Stratigraphically overlying the main felsic volcanics is a distinctive sequence of pillow basalts, the Upper basalts, which are the cap rock of the felsic volcanic and sedimentary-volcaniclastics rocks of the Tulks Hill volcanic belt. The Upper basalts may be an important regional (over 70 km long) stratigraphic marker horizon which may have been emplaced within a specific distance above the favorable VMS stratigraphic horizon in the belt.

Although felsic volcanic rocks are the predominate rocks in the Victoria Lake Supergroup there is a general lack of reliable lithogeochemical data on these rocks which prevents an accurate classification of the depositional-tectonic environment. Based on the existing data (predominantly rhyodacitic volcanics, high-SiO_2, low-K rhyolites, Na>K at approximately 3:1, etc.), Evans (1993) suggested that the Tulks Hill volcanics could be analogous to felsic volcanics forming in modern island-arcs; the intermixed basalts in this felsic package belong to the island-arc tholeiites group.

The lithogeochemistry of the Upper basalts belong to a 'within-plate ocean floor basalt field' in an arc-rift tectonic environment, possibly indicative of an upward transition from island-arc volcanism to a rifted-arc setting (Swinden, 1988 and Evans & Kean, 2002).

9.4 Property Geology



The Tulks South Property is wholly underlain by the Tulks Hill volcanic belt lithologies including felsic and mafic pyroclastics and flows, mafic dykes, intercalated sediments, and subvolcanic intrusions metamorphosed to greenschist facies. Prospective felsic volcanic rocks, shown in yellow in Figure 6, extend the 30 km length of the Property. Extensive zones of volcanogenic alteration associated with massive sulphide formation have been mapped by Noranda and partially check mapped by Messina.

All rocks within the Tulks South Property area have undergone moderate to strong penetrative deformation and primary textures are frequently obscured or entirely obliterated by a well developed, bedding parallel foliation. The strata are generally steeply dipping and northwest-facing. Small-scale isoclinal folds with sub-vertical plunges are common but evidence of large scale folding is sparse. Two phases of foliation are mappable; many of the sulphide zones within the belt plunge to the northeast so structural modification of the massive sulphides has occurred. Later ductile (brittle?) shear zones also transect the property trending near the orientation of the dominant foliation. These shear zones enclose large areas of argillic alteration (sericite & pyrite +/- silica, carbonate, etc.) which are locally gold-bearing. Younger, high-angle faulting is interpreted to offset structural-stratigraphic units by up to 500 m in places. Such faulting may have cut and displaced several areas within the Boomerang deposit.


LITHOLOGY
ARGILLACEOUS SEDIMENTS
FELSIC VOLCANICS
HARBOUR ROUND MAFICS
HARMSWORTH STEADY BASALT
IRON FORMATION
MAFIC VOLCANICS
MASSIVE SULFIDE
MIXED MAFICS AND SEDIMENTS
SANDSTONE AND CONGLOMERATE
SER.SIL.PYR.ALT.ZONE
TULKS QUARTZ MONZONITE
W-MOD.SER.PYR
0 2 4
KILOMETRES
TULKS HILL DEPOSIT
750,000 tonnes
5.6%Zn,2.0%Pb,1.3%Cu
41g/tAg,0.4g/t Au
TULKS EAST DEPOSIT
6.0Mtonnes LOW GRADE
MASSIVE SULFIDE
Reid Lot 228
Dragon Pond
Massive sulfide
West Tulks
Gold Zone
TULKS WEST
CHLORITIC STOCKWORK
1.5%Cu/5.5M
BOOMERANG
SILICEOUS STOCKWORK
Midas Gold Zone
Baxter Pond
Alteration Zone
CURVE POND SHOWING
Lithogeochemistry
Ishikawa Index
90 to100
80 to 90
70 to 80
0 to 70
0 2.5 5
Kilometers

Figure 6: Geological map of the Tulks South Property showing extent of felsic alteration zones (top) and lithogeochemical response (i.e. high Ishikawa Index), central Nfld (after Noranda 1998).

Item 10: DEPOSIT TYPES

10.1 Volcanogenic Massive Sulphide (Base Metal) Deposits

The Tulks South Property is being explored by Messina primarily for volcanogenic massive sulphide (VMS) base metal deposits enriched in Cu, Pb, Zn Ag & Au. VMS mineralization and deposits are well known in the Buchans-Victoria Lake region and the geological setting here is highly prospective for many more such mineral deposits. These deposits follow the classic ocean floor exhalative and/or replacement models which are well described in the literature (Franklin et al., 1981; Franklin, 1993; Franklin et al., 2005; Gibson, et al., 1999; and Barrie & Hannington, 1999).

Recent studies by these geologists and others have derived a simple, five-fold lithostratigraphic classification of VMS base metal deposits using sequence boundaries defined by major time-stratigraphic breaks, faults or major subvolcanic intrusions (Franklin et al., 2005). This classification is based on pre-altered host rock composition of some 880 VMS deposits with known ancient and modern day VMS settings (Barrie & Hannington, 1999).

- **Mafic-Type**: a predominantly (>75%) mafic host rock stratigraphic succession with rare to absent (<1%) felsic volcanic rocks and with minor (<10%) siliclastic or ultramafic rocks or both. The mafic-type includes ophiolitic settings and are found in oceanic ridge, primitive oceanic back-arc rift and supra-subduction zone nascent arc settings. The host rock basalts are tholeiitic and locally boninitic. These types are generally Cu-rich and Pb-poor, are the highest on average Au grades (2.6 g Au/t) and form about 8% of all VMS deposits. Average sizes are approximately 2.8 million tonnes. Deposits include the Cyprus and Oman VMS deposits and Tilt Cove, Nfld.
- **Bimodal-Mafic Type**: mainly mafic rocks (>50%) and >3% to <25% felsic rocks (in a ratio of >3:1 mafic:felsic) in a host stratigraphic succession with subordinate siliclastic rocks. The felsics are commonly the immediate ore host rocks. The host rock composition is reflective of primitive volcanic arc or incipient-rifted supra-subduction oceanic arcs typified by flows and felsic strata. The basalts are generally tholeiitic and the felsics are commonly high-silica rhyolites. The bimodal-mafic type are the most common (~35%) of VMS deposits and Cu is the next highest in grade after the mafic types. Average sizes are approximately 5.1 million tonnes.
- **Mafic-Siliclastic Type**: these deposits have subequal proportions of mafic volcanic or intrusive rocks and turbiditic siliclastic rocks. Felsics are minor to absent. These deposit types form about 14% of all VMS deposits but they form, on average the second largest deposits (~11 million tonnes) after the 'Bimodal-Siliclastic Type'. Their geological setting is in mature oceanic backarcs, typified by subequal amounts of pelite and basalt (including mafic sills). Deposits include Besshi and Windy Craggy.
- **Bimodal-Felsic Type**: is defined as having either >50% felsic volcanics and/or 35 to 70% felsic volcaniclastics strata and <15% siliclastic rocks in the host stratigraphic succession with mafic volcanics and intrusive rocks forming the remainder. The felsics are principally calc alkalic and they are found generally in compositionally more mature volcanic arcs or rifted volcanic arc settings (i.e. incipient-rifted supra-subduction epicontinental arcs) than the 'Bimodal-Mafic Type'. These VMS deposit types form about 31% of all VMS deposit types, are usually more Ag and Zn rich than the other VMS types, carry an average gold grade of 2.1 g Au/t and are commonly baritic. Average deposit size is approximately 5.2 million tonnes. The Kuroko Japan, Skellefte and Tasmanian VMS deposits and Buchans Nfld VMS deposits belong to this category. The Boomerang-Domino and Tulks East VMS deposits generally fall within this VMS type.

- **Bimodal-Siliclastic Type**: this VMS-host type has approximately equal proportions of volcanic and siliclastic rocks. Felsics are generally more abundant than mafics and are usually calc alkalic, a reflection of mature epicontinental backarcs, typified by continent-derived sedimentary and volcaniclastic strata. The mafic rocks are generally tholeiitic but may also be mildly alkaline as at Bathurst NB and the Iberian pyrite belt, Spain. These deposit types make up about 12% of the number of VMS deposits but form the largest of all VMS deposits averaging ~24 million tonnes. They have on average the lowest Cu content and the highest Pb content of the five deposit types.

Each of these five types may be further divided on the basis of the predominant lithofacies into flow, volcaniclastic- or sediment-dominant settings. An overall generic model for the formation of submarine VMS deposits is shown below in Figure 7


ncipient massive sulphide deposit
Rhyodacite
Stockwork


Zn+Pb ore
Zn+Pb ore
hematitization
hematitization
Tuffites
Barren Py
Barren Py
Cu ore
Py stockwork
Zone of argillitic alteration
Py stockwork
Zone of chloritic alteration
Semimassive bodies
Zone of sericitic alteration
Rhyodacite
Qz+Chl alteration

Figure 7: Generic model for the formation of Volcanogenic Massive Sulphide deposits (after, Hidalgo, 1999).

10.2 Mesothermal (Orogenic) Gold Deposits

The Property also has a very significant potential for gold mineralization specifically epigenetic, structurally controlled mesothermal (orogenic) quartz veins (i.e. Eagle gold zone and 228 gold zone, etc.) There are a number of brittle-ductile-type, NE striking fault-shear zones on the Tulks South Property; these faults are subsidiary-splay faults probably originating from and related to the more regional Red Indian Line fault and the Noel Paul's Line, a major fault-shear zone underlying and adjacent to the regionally extensive Rogerson Lake conglomerate. These are mostly 2nd order structures and likely have sympathetic orthogonal structures associated with them; both related structures are conducive to hosting gold-rich quartz veins typical of orogenic-mesothermal gold depositional environments.

10.3 Epithermal (Disseminated) Gold Deposits

The high-aluminous altered Midas Pond gold zone is possibly a syngenetic to early epigenetic ocean floor, exhalative-epithermal style gold deposits that may be the end-effect of a dieing hydrothermal system forming as the cap rock to a VMS-style exhalative system. Such gold deposits are not unusual in VMS terrains and such a model opens a new environment for more extensive epithermal disseminated gold mineralization as well as adjacent VMS deposits lateral to the Midas Pond alteration zone. Additional such epithermal alteration zones are known throughout the Tulks Hill volcanic belt (i.e. Bobby's Pond sulphur and the Hoffe Pond gold zone to the NE of the Property) (Figure 3).

Item 11: MINERALIZATION

Over 120 significant VMS deposits, prospects and showings are known within the Victoria Lake Supergroup; at least eight of these have resources (both **NI 43-101 compliant and non-compliant**) of over 200,000 tonnes with significant base and precious metal grades. In addition, two gold deposits and over 30 gold zones and prospects are known (Table 2 and Figures 3 & 5a). Most of the VMS deposits/showings are restricted to the felsic volcanic belts and consist of disseminated, stockwork, massive and transported sulphides. The mineralization is coeval with the enclosing felsic rocks and hence there are at least three or more periods of VMS mineralization (Figure 5b): Upper Cambrian (~512-515 Ma) mineralization in the Tally Pond volcanics; Lower Ordovician (~497-500 Ma) mineralization in the Tulks Hill volcanics and Middle Ordovician (~467-470 Ma) mineralization in the Long Lake volcanics and Harbour Round Belt. For comparison purposes, the host rocks around the Buchans VMS deposits are dated at ~473 +3/-2 Ma based on zircon and a fossil dating (Thurlow, 1999).

Over five significant gold deposits and prospects are known to occur in the Victoria Lake Supergroup (Figure 3 & 5a); most are structurally controlled, epigenetic and orogenic-mesothermal types occurring in quartz veins. This gold mineralizing event is likely related to the mid-Silurian (~430-440 Ma) (i.e. the late Caledonian or Salinic orogeny) which was accompanied by large-scale crustal strike-slip and thrust faulting. Concomitant Silurian age granitoid plutonism and metamorphism may have been instrumental in central Newfoundland's orogenic gold metallogeny, including gold deposition within the Victoria Lake Supergroup. This would include the Valentine Lake gold deposits, the Golden Promise deposit, Snow White zones, South Quinn Lake, Eagle and 228 gold zones (Figure 3).

The possibility of syngenetic to early epigenetic epithermal high-sulfidation gold-silver mineralization near and adjacent to the known VMS deposits is a strong likelihood and presents attractive gold targets. Such gold zones probably include the Midas Pond gold, Bobby's Pond sulphur and Hoffe's Pond gold zone (Figure 3).

11.1: Regional Mineralization

The Buchans area is geologically famous for its rich base metal deposits that produced continuously over a 56-year period from 1928 to 1984. These deposits were amongst the top two or three richest base metal deposits ever mined in Canada and among the highest grade in the world having produced 16.2 million tonnes from five major orebodies (of the 17 known in the Buchans camp) grading 1.33% Cu, 7.56% Pb, 14.51% Zn, 126 g Ag/t and 1.37 g Au/t. (Thurlow and Swanson, 1987 and Thurlow, 1999). These deposits are baritic, polymetallic and in a classic Kuroko-style VMS geological setting. The Buchans Group is a bimodal suite of basaltic to rhyolitic rocks formed during a period of extension after cessation of calc-alkaline constructive island-arc type magmatism (Thurlow, 1999).

Five of the six defined volcanic belts of the Victoria Lake Supergroup host significant base metal deposits and zones; the sixth belt, the Harpoon Brook belt, hosts several significant mesothermal-style gold deposits. The Tulks Hill and Tally Pond belts are the two most prolific of the five. Brief descriptions of the main deposits and prospects are summarized below, are listed in Table 2 and are shown on Figures 3 & 5a & b.

While some of these resource quotes were recently estimated by the various referenced companies under NI 43-101 guide lines and hence are 43-101 compliant, other quoted resources and/or drill hole grades are historical in nature and predate and are <u>non-compliant with NI 43-101</u>. *FORTIS* has not undertaken any independent investigation of these historical resource estimates nor has it independently analyzed the results of previous exploration work in order to verify the resources and therefore these historical estimates should not be relied upon. However, *FORTIS* believes that these historical estimates and the 43-101 compliant resource estimates are relevant to the overall potential of both the region and to Aldrin's Long Lake Property.

Table 2: Summary of mineral deposits and zones; Buchans-Victoria Lake Region, Newfoundland

Deposit	Zone	Category	Tonnes	Cu %	Pb %	Zn %	g Ag/t	g Au/t	thick	Reference
BUCHANS GROUP VOLCANIC ROCKS										
Buchans Deposits	5 main deposit 17 zones		16,200,000	1.3	7.6	14.5	126	1.4		Thrlow, 1999
Skidder	Drilled		900,000	2.3	+/-	2.0	+/-	+/-		Pickett & Barbour, 1977
Connel Option	Drilled		Small tons	Very high grades						Nfld Dept Natural Res.
Little Sandy	Drilled		100,000	1.50	-	-				Nfld Dept Natural Res.
Mary March Prospect	DDH MM-294-7	Drill holes only		0.7	1.6	10.3	118	4.1	9.2 m	Candor website
Mary March Prospect	DDH MM-294-11	Drill holes only		0.2	5.4	16.8	660	12.2	0.9 m	Candor website
TALLY POND VOLCANIC ROCKS										
Duck Pond	Upper Duck	Prov-prob	4,680,000	3.3	1.0	6.2	63	0.9		Aur Res. Dec 6, 2001
	Lower Duck	Inferred	1,090,000	2.6	1.2	5.6	58	0.6		"
	Boundary	Prov-prob	530,000	3.4	0.4	2.7	22	0.3		"
Total Duck Pond Deposits			6,300,000	0.0	0.0	0.0	0.0	0.0		"
TULKS HILL VOLCANIC ROCKS										
Victoria Mine			55,000	2.60	~1.2	~5.9				Nfld Dept Natural Res.
Bobby's Pond			1,233,000	1.1	0.7	6.9	17	0.2		Stewart etc. 1993
Daniel's Pond			1,810,000	0.4	3.6	6.8	163	0.5		Royal Roads, 2004
Jack's Pond			>2,000,000	<0.5	-	-	-	-		Barbour Thurlow, 1982
Tulks Hill			720,000	1.3	2.0	5.6	41	0.4		Jambour & Barbour, 1987
Tulks East	A-zone		>4,500,000	0.2	0.1	1.5	9	tr		Barbour Thurlow, 1982
"	B-zone		200,000	0.7	1.3	8.7	59	0.1		Barbour Thurlow, 1982
"	C-zone		900,000	<1% combined Cu+Pb+Zn						Barbour Thurlow, 1982
Boomerang	Discovery drill hole GA04-11		?	0.7	4.0	13.6	102	1.0	13.9 m	Messina website 2006
Domino	Discovery drill hole GA06-96		?	0.5	5.5	7.3	128	1.0	10.6 m	Messina website 2006
LONG LAKE VOLCANIC BELT										
Long Lake Main	Main Deposit		970,000	1.7	1.3	10.9	33	0.8		Noranda, 1998
Long Lake-South Limb	DDH LL95-24			0.7	0.1	3.7	13	0.7	5.6 m	Noranda, 1998
Long Lake-South Zone	DDH LL97-31			0.4	4.4	31.2	103	1.4	0.8 m	Noranda, 1998
Long Lake-East Zone	DDH LL97-36			0.3	1.7	24.8	28	1.0	0.3 m	Noranda, 1998
VMS Prospects With Drill Hole Intersections										
Burnt Pond Prospect	DDH BP-2001-03			0.7	24.0	25.8	791	1.6	0.37 m	Dearin, 2001
Spencer-Lemarchant	DDH			0.6	6.3	7.4			0.6 m	Noranda, 1998
Haven Steady Prospect	DDH HS88-07			0.1	6.1	22.2	62	0.9	1.5 m	Collins-Noranda, 1988
MESOTHERMAL GOLD DEPOSITS										
Valentine Lake Gold	Main deposit		1,314,700	-	-	-	-	10.5		Mountain Lake web
Golden Promise Vein	Average of 14 DDH's							17.5	1.1 m	Rubicon website
Snow White	Average of 15 channels							5.4	0.5 m	Crosshair website

11.2 Tally Pond Volcanics VMS Mineralization

The Tally Pond volcanics host two economic VMS deposits and at least four other significant prospects located 45 km NE of the Tulks South Property (Figures 3 & 5a and Table 2). The *Duck Pond and Boundary deposits* have **NI 43-101 compliant** 'mineable reserves and inferred resources' totalling approximately 6.53 million tonnes grading 3.2% Cu, 1.0% Pb, 5.8% Zn, 59 g Ag/t and 0.8 g Au/t (see Table 2) (Aur Resources Ltd., 2001). Aur is currently putting the Duck Pond deposits into production at a rate of 1,500 tonnes/day; initial production is scheduled for the fall of 2006. These deposits comprise two main sulphides deposits in five separate ore deposits and lenses. The deposits are hosted in strongly deformed and sericitized and silicified felsic flows and pyroclastics with lesser mafic flows and mafic and felsic dikes. The alteration, to within approximately 100 m of the deposits, is pervasive chlorite with ubiquitous disseminated, stringer and massive pyrite. A 'chaotic carbonate' halo mantles the main deposit. The deposits are structurally very complex with at least four thrust faults cutting and displacing the main rock units and the ore deposits by up to one km. Detailed geological descriptions and analysis of these deposits is given by Squires et al (1991) and MacKenzie et al. 1988).

The *Burnt Pond prospect*, located approximately 15 km NE of Duck Pond, is a significant VMS prospect located in altered Tally Pond felsics volcanics. Recent published geological work has since revised the geological setting and the Burnt Pond rocks are in fact older than the Tally Pond volcanics; the Burnt Pond rocks appear to form a unique older terrain with possible connections to similar age intrusives such as the Crippleback Lake and Valentine Lake Plutonic Suites (~565 Ma). Several drill holes have cut significant VMS-style mineralization with good grades as follows (Dearin, 2001):

- DDH 306-15-4 cut 0.7% Cu, 1.2% Pb, 4.1% Zn, 14 g Ag/t over 3.1 m;
- DDH BP-2001-03 cut 0.7% Cu, 24.0% Pb, 25.8% Zn, 791 g Ag/t & 1.6 g Au/t over 0.37 m at a depth of 485 m).

Both of these holes contain extensively alteration and highly anomalous base metals over 50 to >300 m.

Other important but not well tested prospects and zones in the Tally Pond volcanics include: the *Rogerson Lake zone*; the *Lemarchant zone*, the *South Moose Pond* and the *East Pond zones* plus a few showings near the NE end of the belt.

11.3 Tulks Hill Volcanics VMS Mineralization

The Tulks Hill volcanics are host to seven significant VMS-style deposits and over 15 significant prospects and showings. Three of these deposits and over six additional prospects are within or immediately adjacent to Messina's Tulks South Property (Figures 3, 4 & 5a).

The most northerly VMS deposit in the Tulks Hill volcanics is also the oldest discovered mineral occurrence in the region, the *Victoria Mine deposit*, located in 1907. It occurs about 38 km NE from Aldrin's Property (Figures 3 & 5a). Three old shafts and several hundred feet of drifting explored two of the deposits which eventually were determined to be uneconomic due to size and grade (see Table 2). The Victoria Mine VMS mineralization occurs in an altered felsic horizon sandwiched between a footwall of mafic volcanics and volcaniclastics and a hanging wall of aphyric felsite and lapilli tuffs (Desnoyers, 1990a). The hanging wall rocks have been correlated with the Victoria Bridge sequence, located immediately to the north, which is a bimodal calc-alkalic felsic and mafic

volcanic/volcaniclastic sequence that has been age dated at 462 +4-2 Ma (Dunning et al, 1986 and Evans and Kean, 2002).

The *Bobby's Pond (Hoffe's Pond) deposit* was discovered by Inco Exploration in 1988. The VMS deposit, located 11 km SW and along strike of the Victoria Mine deposits and 26 km NE of Aldrin's Property (Figures 3 & 5a), lies within a sequence of bimodal, felsic dominated volcanics (aphyritic to quartz porphyritic rhyodacite to rhyolite) with fine-grained to lapilli tuffs and agglomerates; the rocks surrounding the deposit have been strongly altered (silicified, sericitized and carbonatized). The VMS deposit has been traced by drilling for about 250 m along strike, 430 m down dip, with variable widths up to 30 m; several zones of local high-grade Zn and/or Pb have been defined and the deposit is currently open for tonnage increases. An historical, **NI 43-101 non-compliant**, 'drill-indicated geological resource', using a cut-off grade of 2.5% Cu, Pb & Zn to a depth of 300 m, was calculated at 1,233,000 tonnes grading 1.1% Cu, 0.7% Pb, 6.9% Zn, 17 g Ag/t & 0.20 g Au/t (Stewart and Beischer, 1993). A recent **NI 43-101 compliant** study calculated an 'indicated & inferred resource' of 930,000 tonnes grading 0.8% Cu, 0.4% Pb, 4.4% Zn, 16 g Ag/t & 0.2 g Au/t (see Table 2) (Mountain Lake Resources, 2006).

On the basis of host rock types and alteration patterns the Bobby's Pond deposit has been interpreted to occur stratigraphically at a similar horizon as the Daniels Pond, Tulks and Tulks East VMS deposits. The lack of a stockwork alteration zone here and at these other VMS deposits may indicate the mineralization was deposited distal to a chlorite-rich feed system (Stewart and Beischer, 1993). The lack of this proximal feeder zone may support a tuffaceous horizon (i.e. porous & permeable) type replacement model for certain VMS deposits as opposed to a proximal ocean floor exhalative type environment of deposition.

The *Daniel's Pond deposit* was discovered by BP Canada in 1989 immediately after taking control of the Victoria Lake exploration program. The deposit occurs about 8 km SW of and along strike with the Bobby's Pond deposit and is 17 km NE of Aldrin's Property (Figures 3 & 5a). The VMS deposit occurs in strongly deformed quartz-sericite schists where mineralization has been stretched and attenuated into a boudinaged lenses over one km long. The mineralization is rich in Ag and barite is a common gangue mineral. Over 60 drill holes by BP, Noranda and Royal Roads Corp. (the current property holder) has produced a **NI 43-101 compliant** 'inferred mineral resource' of 1.81 million tonnes grading 0.4% Cu, 3.6% Pb, 6.8% Zn, 163 g Ag/t & 0.50 g Au/t within a more extensive mineralized zone with **NI 43-101 non-compliant** 'geological resources' of 4.05 m tonnes grading approximately 0.2% Cu, 1.4% Pb, 3.1% Zn, 97 g Ag/t & 0.35 g Au/t (Royal Roads Corp, 2004). The deposit has an average thickness of approximately 3.0 m with a density of 3.5 t/m^3. An excellent description of the Daniel's Pond deposit and geology is given in McKenzie et al, (1993).

The *Jack's Pond (Cathy's Pond) deposit* was discovered by Abitibi Minerals in the late 1970's. The deposit occurs about 8 km SW of and generally along strike with the Daniels Pond deposit and 8 km north of Aldrin's Property (Figure 3). VMS mineralization lies within a highly altered sequence of felsic tuffs and pyroclastics within a transition zone of felsic dominated sequence to a clastic sedimentary sequence with intercalated mafic flows and tuffs. Alteration consists of a 2,000 m by 500 m zone of moderate to intense silicification, sericitization and variable chlorite with disseminations, stringers and lenses of massive pyrite. There are four sulphides lenses (A to D) in two different stratigraphic horizons about 300 m apart, each lens ranging from 200,000 to 900,000 tonnes of predominantly pyrite mineralization with low base metal (<0.5% Cu +/- minor Pb, Zn, Ag

& Au) values (see Table 2). The sporadic geological evidence to date indicates that the A and B zones may in fact be part of a hydrothermal alteration system/stockwork zone rather than a true exhalative VMS system. The C and D zones have several geological features that indicate these are exhalative sulfide zones. Lithogeochemical work has shown that at least two or more depositional environments exist in the area (McKenzie et al., 1993: Evans and Kean, 2002) and that a good potential for a base metal-rich deposit exists at depth.

The *Tulks Hill deposit* is located about 26 km SW of and along strike with the Daniels Pond and Jack's Pond deposits; the Tulks Hill deposit occurs within a 20-claim Map Staked License (No. 10212M) held by a competitor company, Buchans River Ltd. (optioned to Prominex) within the northern part of Messina's Tulks South Property, 9 km west of Aldrin's Property (Figures 3 to 5a). The deposit was found by Asarco in the early-1960's and has been extensively explored through drilling, underground drifting and metallurgical sampling. The Tulks Hill deposit comprises four separate stratiform sulphides lens (T_1 to T_4) hosted in sericitized felsic lapilli tuff, quartz crystal and crystal-lithic tuff with intercalated intermediate composition tuffs and diabase-andesite dikes and sills. Sub-volcanic intrusions of quartz porphyry and aphanitic rhyolite (domes?) intrude these rocks. The four lenses are tabular to lensoidal in shape, predominantly pyritic with up to 70% pyrite and roughly similar in size with average dimensions of 220 m long, 100 m wide and 6 m thick. Asarco-Abitibi calculated a **NI 43-101 non-compliant** 'drilled geological resources' of 720,000 tonnes grading 1.3% Cu, 2.0% Pb, 5.6% Zn, 41 g Ag/t & 0.4 g Au/t (Table 2) (Jambor and Barbour, 1987). Aside from sphalerite with lesser chalcopyrite and galena, the mineralization also contains accessory arsenopyrite, tetrahedrite-tennantite and pyrrhotite with minor magnetite. Most of the Ag is associated with argentian tetrahedrite and tennantite while most of the Au occurs as native gold (Jambor, 1984). Aside from more localized alteration of silica and sericite around the VMS deposits, an extensive disseminated pyrite halo alteration zone over 1,800 m along strike and 400 m wide exists. Generally the VMS deposits occur near the transition from felsic volcanic rocks to a mixed volcanic-sedimentary package of rocks to the NW. Detailed descriptions of the geology and mineralization can be found in Jambor, 1984; Jambor and Barbour, 1987 and McKenzie et al, 1993. This deposit and the nearby Tulks East deposits are very close analogues to the recently discovered Boomerang and Domino deposits on Messina's Tulks South Property to the west of Aldrin's Property.

The *Tulks East deposit* occurs about six km NE of the Tulks Hill deposit, lies within Reid Lot 228 on the northern part of Messina's Tulks South Property and is about five km NW of Aldrin's Property (Figures 3 to 5a). It was discovered in 1977 by Abitibi Minerals and has undergone several phases of drilling. VMS mineralization consists of three separate but adjacent and stratiform zones (A to C-zones) of pyritic mineralization with overall low base-metal values. A **NI 43-101 non-compliant** 'geological drilled resource' was estimated by Abitibi and totaled around 5.6 million tonnes of low-grade base metals. The best zone, the B-Zone was estimated at ~200,000 tonnes grading 0.7% Cu, 1.3% Pb, 8.7% Zn, 59 g Ag/t & 0.14 g Au/t (see Table 2) (Barbour and Thurlow, 1982). The lenses are tabular to lensoidal in shape and occur at the top of an altered felsic volcanic sequence. Alteration around the VMS zones consists of pyrite, sericite and silica with insignificant amounts of chlorite; this alteration zone exceeds 1,600 m along strike, over 200 m across strike and has been drilled to depths over 400 m deep where excellent potential exists for a high-grade deposit (McKenzie et al, 1993 and Noranda, 1998).

The *Curve Pond zone* was discovered during the mid-1980's by BP Canada. The zone lies near the SW end of and within Messina's Property and is the possible laterally faulted, NE strike extension of

the Boomerang mineralized horizon, 1,700 meters to the NW (Figures 4 & 6). The zone occurs within a sequence of strongly tectonized felsic pyroclastics of the Tulks Hill volcanics and spectacular breccias with large fragments of crystal-lithic tuff and glassy porphyritic rhyolite in a dacitic matrix. The VMS zone consists of a narrow interval about 4 m wide of banded pyrite, chalcopyrite, sphalerite and galena that has been traced for over 130 m along strike; it occurs between a black hematitic iron formation (possible hanging wall) on the south side and a strongly sericitized quartz feldsparphyric tuff on the north side (possible foot wall). Grab samples grade up to 1.9% Pb and 26.2% Zn while one drill hole cut the horizon which assayed 3.1% Cu and 1.9% Zn over 0.15 m (Evans and Kean, 2002).

The *Boomerang VMS deposit* is located about 15 km SW of and on strike with the Tulks Hill and Tulks East VMS deposits at the SW end of Messina's Tulks South Property and about 20 km west of Aldrin's Long Lake Property (Figures 3 to 5a). Significant VMS-style alteration and low-grade, disseminated mineralization was first located at the Boomerang zone by Asarco during the 1970's and a four km long horizon was subsequently drilled with approximately 15 drill holes by Asarco, Abitibi, BP Canada and Noranda up to 1997. The best intersection during these drill campaigns was a 1997 Noranda hole, DDH GA97-05 which cut 0.5% Cu, 2.6% Pb, 7.4% Zn, 77 g Ag/t & 0.67 g Au/t over 3.6 m at a depth of around 500 m below surface (Noranda, 1998).

In December 2004 Messina drilled two holes into the Boomerang alteration zone with the second hole, DDH GA04-11, cutting a massive sulphide zone grading 0.7% Cu, 4.0% Pb, 13.6% Zn, 102 g Ag/t & 1.0 g Au/t over 13.9 m at a depth of approximately 250 m below surface (Messina, December 10, 2004). To date there have been a total of 120 holes totalling 38,487 m drilled into the 'Boomerang Alteration Zone' over a 6,500 m strike length. Of these, 104 holes totalling about 34,130 m of mostly NQ-size core, over a 1,000 m strike length have helped to outline the Boomerang and the new adjacent Domino VMS deposits. Typical drill hole intersections in the Boomerang deposit include:

- DDH GA05-83: 0.6% Cu, 5.2% Pb, 11.6% Zn, 173 g Ag/t & 2.4 g Au/t over 10.7 m core length;
- DDH GA05-43: 0.6% Cu, 4.4% Pb, 10.4% Zn, 164 g Ag/t & 3.0 g Au/t over 23.2 m core length;
- One of the higher-grade precious metal drill holes, DDH GA05-22 assayed: 0.6% Cu, 3.8% Pb, 4.5% Zn, 245 g Ag/t & 6.0 g Au/t over 12.7 m core length (Messina, 2005).

The *Domino deposit* is a new high-grade VMS deposit discovered by Messina in February 2006 with drill hole DDH GA06-96, 350 m NE of and 100 m below the Boomerang deposit (Messina, February 27, 2006). The hole intersected massive sulphides at a vertical depth of 475 m which graded 0.5% Cu, 5.5% Pb, 7.3% Zn, 128 g Ag/t & 1.0 g Au/t over a core length of 10.6 m. Since this discovery hole and up to April 30 2006 Messina has drilled seven holes totalling 4,131 m on four sections in an attempt to define the Domino Zone. Other drill hole intersections in the Domino deposit include (Messina, 2006):

- DDH GA06-100: 1.0% Cu, 8.7% Pb, 23.8% Zn, 267 g Ag/t & 1.3 g Au/t over 3.5 m core length;
- DDH GA06-107: 1.1% Cu, 7.9% Pb, 17.4% Zn, 322 g Ag/t & 1.1 g Au/t over 1.16 m core length.

Other important VMS zones located in the Tulks Hill volcanic belt include the Baxter's Pond, Pat's Pond, West Tulks, Dragon Pond, etc.

The above eight significant VMS deposits and zones from the Victoria Lake Mine to the Pat's Pond zone, SW of Messina's Boomerang deposit, all lie along or fairly close to the same general stratigraphic horizon over a nearly continuous strike length exceeding 67 km. To date, this horizon

is probably the best VMS-endowed felsic volcanic-volcaniclastic succession outside of the Buchans VMS camp. The potential for substantially future higher-grade VMS discoveries in the Tulks Hill volcanic belt is excellent.

11.4 Long Lake Volcanic Belt VMS Mineralization

One significant VMS deposit and a number of interesting prospects and zones occur in altered felsic volcanics of the Long Lake Belt (Figures 3 to 5).

The *Long Lake VMS deposit (Main Zone)* was discovered in 1994 by Noranda during a drilling program testing a number of anomalies. The pyritized and altered volcanics in the area were known and prospected by Asarco during the early 1960's. The deposit consists of a barite-rich, narrow, high-grade massive sulphide horizon within a mixed sequence of felsic and mafic tuffs and flows and interbedded fine-grained sedimentary rocks. The deposit has been isoclinally folded and VMS mineralization occurs on both the 'North Limb' and the 'South Limb'. Based on 13 holes drilled by Noranda from 1994 to 1997 the deposit has been traced for about 400 m along strike and to a depth of 500 m. Noranda had calculated a **NI 43-101 noncompliant** 'geological drill inferred resource' in the 'North Limb' of around 970,000 tonnes grading 1.7% Cu, 1.3% Pb, 10.9% Zn, 33 g Ag/t & 0.8 g Au/t (Noranda, 1998). The deposit has been tectonized and stretched out and has a drill indicated true thickness average of 1.7 m.

Exploration drilling in 1997 by Noranda along strike of the Long Lake VMS deposit resulted in the discovery of several additional VMS zones. The *South zone* is the south limb of the isoclinally folded Main Zone and is cut by several drill holes one of which intersected a similar massive sulphide horizon 100 meters SE of the Long Lake Main Zone deposit; this intersection in DDH 97-31 graded 0.4% Cu, 4.7% Pb, 31.2% Zn, 103 g Ag/t & 1.44 g Au/t over 0.8 m. In 2004 Messina drilled one hole (DDH LL04-42) on an EM conductor about 200 m SW of the South Limb zone which intersected a thick sequence of mineralized felsic volcanics containing disseminated and stringer pyrite and base metal sulphides from about 10 m to 70 m below surface; within this stockwork-type zone two 22 m to 25 m thick zones average 0.5% Zn. This newly recognized thick stockwork-type zone has increased the potential for a more significant larger tonnage VMS deposit in this area.

The *East zone* is cut by one drill hole which intersected a similar massive sulphide horizon ~1,200 m NNE of the Long Lake deposit; this intersection in DDH 97-36 graded 0.3% Cu, 1.7% Pb, 24.8% Zn, 28 g Ag/t & 1.0 g Au/t over 0.3 m.

The *Lucky Gnome zone* was discovered within 2,000 m SE of and along strike with the Main Zone by Messina during a prospecting program in 2002. Weak base metal mineralization occurs in a thickening sequence of massive pyrite and a barite-rich, chloritized 'iron formation'. In 2005 Messina drilled several shallow holes here which intersected altered felsic rocks with low-grade but interesting base metal results.

11.5 Point of the Woods Volcanic Belt VMS Mineralization

The Point of the Woods belt, located adjacent to the SE side of the Tally Pond belt has one significant VMS zone, several VMS showings and several significant gold deposits and showings (Figures 3 to 5).

The *Haven Steady VMS prospect* was discovered in 1985 by Noranda during a drill program testing anomalous soils over highly altered felsic volcanics. The host rock is a roughly 100 m to 150 m thick, highly silicified and sericitized felsic tuff and rhyolite flow; chlorite alteration is not as common but can range up to 10's of m thick around the sulphides. This felsic sequence is sandwiched between an overlying thick argillite unit and a lower graphitic sedimentary unit. Three separate mineralized horizons (the Upper, Middle and Lower zones) occur in the altered felsic rocks as disseminations and layered bands of pyrite, sphalerite and galena being more common than chalcopyrite. Massive sulphides have been intersected in all 12 drill holes drilled from 1985 to 1988. Better drill cuts include:

- DDH HS88-03 cut 0.8% Cu, 1.3% Pb, 6.2% Zn, 5 g Ag/t & 1.8 g Au/t over 1.3 m (Upper zone);
- DDH HS88-05 cut tr Cu, 0.6% Pb, 2.4% Zn, 15 g Ag/t & 0.1 g Au/t over 11.9 m (Middle zone);
- DDH HS88-07 cut 0.1% Cu, 6.1% Pb, 22.2% Zn, 62 g Ag/t & 0.9 g Au/t over 1.5 m (Upper zone).

In the adjacent *Lake Douglas area* a group of newly discovered (December 2005 by ASK Prospecting) high-grade massive sulphide boulders assaying up to 0.2% Cu, 24% Pb, 20% Zn, 253 g Ag/t & 1.6 g Au/t and having up to 5.9% Sb and >2,200 ppm As were found approximately six km SW of and along strike with the Haven Steady prospect (Figure 3). The size and grade of these boulders and the high As-Sb association has added more credence to the VMS potential of the Point of the Woods volcanic belt.

The *Valentine Lake gold deposit* occurs in quartz veins hosted in the Valentine Lake Intrusive Suite, an upper Precambrian trondjhemite intrusive age dated at 562 Ma. This 'inlier' of Avalonian basement rocks lies within and along the contact of the Tally Pond and Point of the Woods volcanic belts adjacent to the Silurian age Rogerson Lake conglomerate (Figures 3 & 5). The conglomerate has been interpreted to have infilled a fault-bounded paleotopographic depression and to overlie a major fault structure. The Valentine Lake deposit has undergone extensive drilling since Noranda optioned this property in 1999. Recently a **NI 43-101compliant** 'inferred resource' of 1,314,700 tonnes grading 10.5 g Au/t (uncut) for 443,800 ounces of gold in the Main Zone and several adjacent zones have been reported (Mountain Lake Resources Inc.'s website, 2006).

At least four additional gold prospects and zones (*Valentine East*, *Victoria Bridge showing*, *VE-137 showing*, *Guano Pit zone* and *South Quinn Lake showing*) occur adjacent to the Rogerson Lake conglomerate along a length of over 25 km (Figure 3).

11.6 Tulks South Property Mineralization

The Tulks South Property is underlain entirely by Tulks Hill volcanic belt rocks. Prospective felsic volcanic rocks with extensive zones of favorable VMS-style alteration associated with massive sulphides occur along and beyond the 30 km strike length of the Property (Figure 3, 4 & 5). The Property is host to three significant VMS mineral deposits (plus an additional, adjacent VMS deposit), over 20 VMS altered-mineralized zones and showings and six gold zones. These various deposits, prospects and zones are shown on Figures 3 and 4 and are summarized in Table 3 below. Each of the more important deposits and zones is described below in their general order of importance. Information on these mineral zones was extensively derived from Noranda, 1998; Evans and Kean, 2002; Sparkes, 2003; and Sparkes, 2006.

Table 3: Summary of VMS and Gold Deposits and Prospects on Messina Minerals Inc.'s Tulks South Property, Central Newfoundland.

Deposit	Zone	Category	Tonnes	Cu %	Pb %	Zn %	g Ag/t	g Au/t	Thickness (m)	Reference
NI 43-101 Non-Compliant Resources										
Tulks Hill (within Property boundary)		**Non 43-101**	720,000	1.3	2.0	5.6	41	0.4		Jambour & Barbour, 1987
Tulks East	A-zone	**Non 43-101**	>4,500,000	0.2	0.1	1.5	9	tr		Barbour Thurlow, 1982
Tulks East	B-zone	**Non 43-101**	200,000	0.7	1.3	8.7	59	0.1		Barbour Thurlow, 1982
Tulks East	C-zone	**Non 43-101**	900,000	<1% combined Cu+Pb+Zn						Barbour Thurlow, 1982
Tulks East	A-Zone	DDH TE05-86	260m deep	0.4	0.3	6.2	19	0.3	9.7 m	Messina, 2005
Tulks East	B-Zone	average of 4 DDH in 2004		1.1	1.3	6.6	64	0.5	2.5 m	Messina, 2005
VMS deposits & zones										
Boomerang	Discovery drill hole GA04-1		?	0.7	4.0	13.6	102	1.0	13.9 m	Messina website 2006
Domino	Discovery drill hole GA06-9(		?	0.5	5.5	7.3	128	1.0	10.6 m	Messina website 2006
Baxter's Pond VMS Zone		BP DDH		-	-	19.3	-	-	1.0 m	Noranda, 1998
Zinc Zone		very high Zn in soils and high Ishikawa Index (>80)								Noranda, 1998
Curve Pond VMS Zone	DDH CVP02-02			0.6	0.3	3.5	14	0.1	0.6 m	Messina, 2005
Curve Pond VMS zone	DDH GS90-02			3.1	-	1.9	-	-	0.15 m	Noranda, 1998
Wineskin Grid area				2.4	3.9	7.1	78	1.5	boulders	Messina, 2005
Tulks West zone	Asarco DDH T-163			2.1	1.2	4.0	-	-	0.6 m	Asarco, ~1975
Tulks West zone	Asarco DDH T-163			3.5	0.4	0.2	-	-	1.2 m	Asarco, ~1975
Tulks West zone	Boulders-Noranda ~1995			1.6 to 2.3	5.6 to 10.4	10.8 to 28.0	298	2.5	boulders	Noranda, 1998
Cycle 2F Grid zone	DDH TX02-03			0.2 to 1.4	0.4	1.1 to 2.8	2 to 12		0.3 to 0.5 m	Noranda, 1998
Dragon Pond Grid zone	Boulders-Noranda ~1995			0.5 to 3.6	20.7	2 to 20	284 to 555	1.4	large boulders	Noranda, 1998
Middle Tulks	discovery outcrop 2005			0.3	0.6	1.9	47	0.3		Messina, 2005
Middle Tulks	boulders near discovery 2005			5.6	-	0.9	-	-		Messina, 2005
Gold Zones										
Midas Pond Gold zone	BP channel samples						-	14.7	1.2 m	Noranda, 1998
Midas Pond Gold zone	BP DDH GP85-20						1	1.76	8.3 m	Noranda, 1998
Midas Pond Gold zone	Messina DDH GP02-38						-	1.46	5.3 m	Noranda, 1998
Eagle Gold Zone	Messina discovery grab samples						-	5.5 to 56.5	grabs	Sparkes, 2006
Eagle Gold Zone	Messina DDH EO04-04						24	3.0	3.1 m	Messina, 2005
228 Gold zone	Messina discovery grab samples (average of 6 of 7 grabs)						-	9.8	grabs	Messina, 2005
Road Gold zone	BP grabs in 1986						-	5.5 to 22	grabs	Noranda, 1998

11.6.1 Boomerang VMS Deposit

The recently discovered Boomerang VMS deposit lies within the SW end of the Tulks South Property and is easily accessed by the Tulks Valley road, an abandoned but good shape logging-haul road which passes through Tulks Valley and up to Baxter's Pond, a distance of 25 road km, from near the Lloyds River bridge near the SW end of Red Indian Lake (see Figures 3 & 4). Details of the history of exploration work and the discovery of the Boomerang zone and deposit is summarized under Item 8 above.

The 'Boomerang Area' or 'Boomerang Alteration Zone' as described by Noranda (1998), is underlain by Tulks Hill felsic pyroclastics and flow volcanic rocks, subvolcanic intrusives and lesser amounts of mafic flows and tuffs and is overlain to the NW by fine-grained, commonly graphitic sedimentary rocks. These rocks strike NNE to NE, dip steeply (65° to 85°) to the NW and are NW-facing (Figures 6 & 8). All rocks have undergone moderate to strong penetrative deformation and most, but

not all, primary textures have been obscured by a well-developed bedding-parallel foliation. Small-scale isoclinal folds with sub-vertical plunges are common. Despite this local deformation the rocks are generally at lower greenschist facies (Noranda, 1998).

In the immediate 'Boomerang grid area' the overall stratigraphic setting consists of a ~500 meter thick succession of sub-marine deposited felsic pyroclastics, flows and subordinate amounts of related, fine-grained epiclastic sediments. The tuffaceous rocks consist of quartz-phyric ash to lapilli tuffs and rare agglomerate. This pyroclastic sequence is overlain by about 100 m of felsic and minor mafic flows. Late felsic and mafic sills commonly intrude the tuffaceous rocks and rarely the flows. Stratigraphically above the flows are a thick sequence of graphitic sedimentary rocks consisting of intercalated volcaniclastic sediments and black graphitic, bedded pyritic mudstones. Directly overlying these sedimentary rocks is a dark green amygdaloidal basaltic flow, the Harbour Round basalt.

The pyroclastic-flow rocks have been interpreted as being the same or very close to the same stratigraphic horizon as that hosting the NE-along-strike VMS deposits at Tulks Hill, Tulks East, Jacks Pond, Daniels Pond, Bobby's Pond and possibly the Victoria mine over a strike length of 67 km (see Figures 3 and 5a) (Noranda, 1998 and McKenzie et al., 1993).

In 1993, following on the previous exploration work by Asarco and Abitibi in the 1970's and 1980's in the six km long 'Boomerang Alteration Zone', Noranda began drilling revitalized VMS targets at the 'Boomerang Zone'. Noranda had pinpointed an area less than 1,000 m long in the 'Boomerang Alteration Zone' where a series of coincident strong soil anomalies and max-min conductor were identified along with a 0.5 mgal gravity anomaly. Between 1993 and 1997 Noranda drilled eight holes totalling 3,284 m along approximately 1,000 m of strike length in the 'Boomerang prospect'. The first hole, DDH GP-93-03 intersected over 77 m of strongly altered and pyritized felsic volcanics with a significant base metal stringer zone which assayed 0.2% Pb and 0.7% Zn over 33 m about 100 m below surface. In 1995 DDH GA-95-01, drilled 300 m to the NE of GP-93-03, cut the same stringer zone and a mineralized section that and assayed 0.02% Cu, 0.1% Pb & 1.3% Zn over 50 m. No drilling was done in 1994 or 1996.

During 1997, as a last ditch effort to discover an 'economic' VMS deposit on the Property, Noranda drilled three final holes into the geologically interesting section known as the 'Boomerang Zone'. DDH GA-97-05, drilled beneath DDH GA-95-01 and through the 'Boomerang Alteration Zone' cut a narrow high-grade VMS lens grading 0.5% Cu, 2.6% Pb, 7.4% Zn, 77 g Au/t & 0.67 g Au/t over 3.6 m at 500 m vertically below surface; this hole was and currently still is one of the deepest holes drilled to date in the Boomerang Zone. As it turns out this intersection is on the edge of the 2006 discovered high-grade VMS Domino deposit (see Figures 9 and 10).

DDH GA-97-06 drilled 300 m SW of GA-97-05 cut 204 m of stringer-style mineralization but no massive sulphides. The last Noranda hole drilled in the Boomerang Zone was DDH GA-97-08 which cut 295 m of altered and mineralized felsic pyroclastics with several narrow zones of strong sulphides, one of which assayed 0.5% Cu, 2.8% Pb, 14.2% Zn, 40 g Ag/t & trace Au over 0.5 m. As it turns out both of these drill hole intersections are the down dip extent of the newly discovered Boomerang VMS deposit (see Figure 9).


BOOMERANG GRID
Road Zone
Domino VMS Deposit
Boomerang
NE Extension
Boomerang VMS Deposit
ZINC ZONE GRID
Boomerang South
Grid
Pat's Pond Brook
Massive Sulfide
Soil Geochemistry
Zn (ppm)
1,170 to 3,900
650 to 1,170
350 to 650
0 to 350
LITHOGEOCHEMISTRY
ISHIKAWA INDEX
80 to 100
70 to 80
LITHOLOGY
ARGILLACEOUS SEDIMENTS
FELSIC VOLCANICS
HARMSWORTH STEADY BASALT
IRON FORMATION
MAFIC VOLCANICS
MASSIVE SULFIDE
MIXED MAFICS AND SEDIMENTS
SER.SIL.PYR. ALT. ZONE

Figure 8: Geological compilation of the 'Boomerang Alteration Zone' and related VMS deposits and zones, Tulks South Property, Nfld. (after Noranda, 1998).

Compilation by Tulks Resources Ltd. of the above previous exploration work on the 'Boomerang Alteration Zone' and reinterpretation by Messina personnel led to the first drilling in 2004 since Noranda's last drill hole in 1997. In December 2004 Messina drilled two holes totalling 756 m into the 'Boomerang Zone' with the second hole, DDH GA-04-11 intersecting the first 'economic' high-grade VMS deposit in the area. The hole cut 0.7% Cu, 4.0% Pb, 13.6% Zn, 102 g Ag/t & 1.0 g Au/t over a 13.9 meter interval about 250 m vertically below surface. Drilling continued from January 2005 to December 2005 with three to four drill rigs and up to April 30, 2006 a total of 82 holes totalling 25,892 m have been drilled by Messina along a strike length of less than 1,500 m in and adjacent to the Boomerang VMS deposit. During 2005, in addition to diamond drilling on the Boomerang Prospect, a full-scale exploration program was carried out on the property, which included prospecting, mapping, line cutting, soil geochemistry and ground magnetometer surveys.

Messina discovered the Boomerang VMS deposit in December 2004 despite the area having previously received significant mineral exploration efforts since the mid-1970's. This 'blind' drill-discovery of massive sulphides followed the recognition of many indicators of high VMS potential including the presence of extensive bedrock alteration and mineralization, base metal soil anomalies and unexplained geophysical (gravity and EM) anomalies. The Boomerang VMS deposit comes to within 100 meters of surface contradicting conventional wisdom from the previous 30 years that the Tulks Hill volcanic belt had been fully tested to at least a 250-meter depth.

In December 2004 Messina drilled two holes into the Boomerang alteration zone with the second hole, DDH GA04-11, cutting a massive sulphide zone grading 0.7% Cu, 4.0% Pb, 13.6% Zn, 102 g

Ag/t & 1.0 g Au/t over 13.9 m at a depth of approximately 250 m below surface (Messina, December 10, 2004).


GA-97-06
GA-97-08
GA-97-05
GA-97-07
GA-95-04
GA-96-3
GP-13
GA-95-01
Boomerang
GP-09
GA-95-02
Domino
BARITE OCCURRENCE
Possible NE Extension of the Favorable Contact
Kilometers
35E
40E
45E
LITHOGEOCHEMISTRY
ISHIKAWA INDEX
80 to 90
70 to 80
LITHOLOGY
BARITE
CARB.SIL. ALT. ZONE
SILICA-CARB.-PYR BEARING SED.
FELSIC PYROCLASTICS
GABBRO
MAFIC VOLCANICS
MIXED MAFIC AND SED.
QFP
SER.PYR.ALT ZONE
W
E
3200E
3400E
3600E
3800E
4000E
GP-93-03
0.7% Zn
0.22% Pb
32.9m (core)
GP-80-13
GP-76-09
GA-95-01
1.3%Zn
49.9m (core)
GA-96-04
Stringer Sulfide
GA-96-03
GA-95-08
0.45% Cu
2.83% Pb
14.2% Zn
39.7 g/t Ag
0.5m(core)
Massive Sulfide Intersection
GA-97-06
Precious Metal Intersection
Boomerang
GA-97-05
133.2 g/t Ag
0.37 g/t Au
12.9m (core)
6.45m (true)
Domino
Area of high grade precious and basemetal
GA-97-05
0.45% Cu
2.3% Pb
7.4% Zn
76.5 g/t Ag
0.67 g/t Au
300
200
100
0
-100

Figure 9: Geological compilation map of the Boomerang grid and original longitudinal section along the Boomerang VMS horizon (after Noranda, 1998) (present day outline of Boomerang and Domino VMS deposits shown).


12400N
12800N
Lateral projection
SILICEOUS STOCKWORK
Hole GA-95-08
150 west of section
Hole GA-95-01
Hole GA-97-05
179.8-199.8m 1.69% Zn/20.0 metres
including 3.08%Zn/3.0m at 183.8
199.8-218.8m 0.45% Zn/19.0 m
including 1.15% Zn/2.0m at 206.8
and 214.8
218.8-229.5m 2.09% Zn/10.7 m
including 0.38% Cu, 2.498% Pb
and 11.8% Zn/0.2m
HANGINGWALL
SEQUENCE
Footwall
Sequence
Mineralized
Sequence
Hanging Wall
Sequence
0.45%Cu, 2.83%Pb, 14.2%Zn
39.7 g/t Ag over 0.5m
BAXTER'S
FAULT ZONE
UNKNOWN THICKNESS
Cross section
L 3800E
0.18%Cu, 0.32%Pb, 0.72%Zn/25.5m
Domino VMS Deposit
0.02%Cu, 0.06%Pb, 0.1%Zn
133.2 g/t Ag and 0.37 g/t Au
over 6.45m (True Thickness)
0.46%Cu, 2.63%Pb,
7.4%Zn, 76.5g/t Ag/1.8m
(True Thickness)
Section is
Looking SW
FELSIC
HYDROTHERMAL SEDIMENT
LAMINATED GRAPHITIC SEDIMENT
MAFIC FLOW AND INTERCAL FLK PY
MASSIVE SULFIDE
SILICIFIED AND PYRITIZED FELSIC
BARITE VEIN
STOCKWORK MINERALIZED ZONE

Figure 10: Original cross section 3800E of the Boomerang-Domino zones (after Noranda, 1998).

To date there have been a total of 120 holes totalling 38,487 m drilled into the Boomerang Alteration Zone' over a 6,500 m strike length. Of these, 104 holes totalling about 34,130 m of mostly NQ-size core, from section 2800E to 3800E (1,000 m of strike length) have helped to outline the Boomerang VMS deposit as well as to discover and partially outline the new adjacent Domino VMS deposit (see Figures 9 and 13).

Table 4 below is a summary of all holes drilled into and adjacent to the Boomerang and Domino deposits on a section-by-section basis from 2600E to 3800E. All hole intercepts are shown on the longitudinal section (Figure 13). 'Significant grade' holes (i.e. holes >5% combined Cu+Pb+Zn with significant values of Ag+Au over >2 m thickness) are shown in red on the longitudinal section and in Table 4.


BOOMERANG DEPOSIT CROSS SECTION 3300E
NW
SE
1400m
1200m
1000m
BARITE ZONE
BOOMERANG ZONE
B.C.T. ZONE
DDH GA05-22
DDH GA05-23
DDH GA05-20
DDH GA05-15
DDH GA05-12
DDH GA04-11
Discovery Hole
DDH GA05-16
DDH GA05-19
DDH GA05-21
12800N
LEGEND
Hanging Wall Sequence
Mineralized Sequence
Foot Wall Sequence
MAFIC SILL / DYKE
FELSIC SILL / DYKE
UNSEPARATED MAFIC AND FELSIC FLOWS (LOCAL TUFFS)
FELSIC TUFFS (LOCAL SEDIMENTS AND MINERALIZATION
MINERALIZED FELSIC TUFFS AND SEDIMENTS (ARG, BLK CHERT, PY MUD)
MASSIVE (>50%) TO SEMI-MASSIVE (>25%) ORE GRADE TO PYRITIC SULPHIDES
MASSIVE BARITE
ALTERED FOOTWALL FELSIC TUFFS (LOCAL FLOWS)
Section 3300E
Looking NE
Note: All units (except some mafic sills) are variably altered and mineralized, and cut by unseparated felsic sills.
Scale 1:3000
Interp., G.Squires. April 26, 2005

Figure 11: Cross section 3300E of the Boomerang deposit (after Messina, 2006).


NW
BOOMERANG DEPOSIT CROSS SECTION 3200E
SE
1400m
1200m
1000m
BOOMERANG ZONE
DDH GA04-10
GA05-41
GA05-39
GA05-37
GA05-38
Hanging Wall Sequence
Mineralized Sequence
Foot Wall Sequence
12800N
12600N
LEGEND
MAFIC SILL / DYKE
FELSIC SILL / DYKE
FELSIC FLOWS
UNSEPARATED MAFIC AND FELSIC FLOWS (LOCAL TUFFS)
FELSIC TUFFS (LOCAL SEDIMENTS AND MINERALIZATION
MINERALIZED FELSIC TUFFS AND SEDIMENTS (ARG, BLK CHERT, PY MUD)
MASSIVE (>50%) TO SEMI-MASSIVE (>25%) ORE GRADE TO PYRITIC SULPHIDES
ALTERED FOOTWALL FELSIC TUFFS (LOCAL FLOWS)
Section 3200E
Looking NE
Note: All units (except some mafic sills) are variably altered and mineralized.
Interpretation
June 21, 2005

Figure 12: Cross section 3300E of the Boomerang deposit (after Messina, 2006).

The Boomerang VMS deposit has a significant high-grade core to it which has produced intersections such as: DDH GA05-16 cut 1.5% Cu, 6.3% Pb, 18.3% Zn, 159 g Ag/t and 0.8 g Au/t over 6.8 m core length. The deposit has a crude precious metal zonation near its core, which in places contains exceptionally rich silver and gold values. Values up to 445 g Ag/t and 6.0 g Au/t have been assayed. One of the best precious metal drill holes is GA05-41 with 253 g Ag/t and 4.0 g Au/t (including 1.0% Cu, 6.9% Pb and 9.3% Zn) over 14.0 m true width. The highest grade precious metal section intersected to date occurs in hole GA05-22 which assayed 0.6% Cu, 3.8% Pb, 4.5% Zn, 245 g Ag/t and 6.0 g Au/t over 9.7 m (see Table 4 and Figure 13) (Messina, 2005).

To date the Boomerang deposit has a defined strike length of approximately 440 meters, a dip width of between 25 and 200 m and averaging ~ 100 m in width, and drill core thicknesses ranging from 1.5 m to 28.9 m (approximate true thicknesses 0.8 to 20.9 m). The deposit dips approximately 85° NW and plunges from 0° to 15° SW (Figures 10 to 13). The top of the mineral deposit comes to within 180 meters of surface, however several recent drill holes within 100 m of surface cut high-grade mineralization (i.e. DDH GA05-22). The deposit has been drilled on 50 m spaced sections over a minimum length of 400 m (section 2950E to 3350E) over which the zone shows excellent continuity in terms of both sulphide mineralization and significant base and precious metal grades. ***Based on Messina's drilling and core analysis to date, the Boomerang VMS deposit demonstrates good continuity of mineralization both laterally and vertically and with good thicknesses at economically interesting base and precious metal grades.*** A NI 43-101 compliant mineral resource estimation could be readily accomplished on this deposit.

Internally and on both margins, both folding and faulting have affected the deposit. It is not yet known how much influence the structure will play on developing additional tonnage at Boomerang. The ENE striking Baxter's Pond Fault cuts through the Boomerang Alteration Zone and it appears to have cut off and displaced the Boomerang and Domino VMS deposits at its east end by up to 1,700 meters to the SW (Figure 6).

Geological mapping, soil geochemical surveys and geophysical surveys and intermittent diamond drilling has traced the 'Boomerang Alteration Zone' along a strike length of over 6,500 m and with widths of 200 to over 500 m from NE of the Boomerang deposit and SW to the Zinc Zone and to the Pats Pond VMS zone. This entire belt of altered felsic volcanic stratigraphy holds an excellent potential for the discovery additional high-grade VMS deposits.

11.6.2 Alteration and Mineralization

Three domains of alteration and mineralization are recognized in the Boomerang prospect area and can be conveniently grouped as 'hanging wall', 'mineralized horizon' and 'foot wall' domains (Sparkes, 2006 and Squires, pers comm., 2006). Figures 8 to 12 are plan views and three cross sections along lines 3800E, 3300E & 3200E through the Boomerang and Domino VMS deposits and depict the nature of the overall geological setting of the three alteration-mineralization domains described below.

The <u>*hanging wall volcanic rocks*</u> (top 300 meters of the immediate Boomerang stratigraphy) (Figures 10, 11 & 12) are comprised of a sequence of felsic lithologies including undifferentiated felsic volcanics, felsic tuffs and derived tuffaceous sediments. Prominent in the upper hanging wall is a stratigraphic 'marker' agglomerate associated with epiclastic sediments. Minor seafloor-attributed chlorite alteration is associated with the hanging wall sequence, but local stringer pyrite mineralization and sulphide muds ('exhalites'(?))

Messina Minerals Inc.

Buchans-Victoria Lake Area, Newfoundland

Longitudinal Section
Boomerang & Domino VMS Deposits
Tulks South Property

Drawn By: Charles Dearin, P. Geo. | Date: June 15, 2006
FORTIS GeoServices Ltd. | Figure: 9

Boomerang VMS Deposit

Domino VMS Deposit

Surface

SE — NE

(grid elevations in meters; 1350 elev. is 350 m asl)

Approximate DDH Locations

Open to NE (no drilling to May 15, 2006)

Section

Scale 1:3,000 (0 – 50 – 100 – 200 Meters)

DDH Intersections

- Good ('economic') grade VMS
- VMS mineralization with ~<3% Cu+Pb+Zn
- Weakly mineralized base metal mineralization.
- No significant assays

Note:
- All DDH's up to May 15, 2006 are shown.
- See Table 4 in Report for intersections and assays.
- DDH's not prefixed with 'GA' are historical holes by Asarco, Abitibi & Noranda
- All Messina DDH's are prefixed with GA04, GA05 & GA06.

suggest some VMS potential. As well, historical mapping has outlined VMS-style sericite and pyrite alteration at surface in the hanging wall stratigraphy.

The Boomerang *footwall sequence* is comprised of strongly sericitized, fine-grained felsic volcanics containing 2 to 10% disseminated pyrite, common quartz-pyrite-base metal-bearing stockwork veinlets and local intervals of intense buckshot pyrite across the last 200 meters of the immediate Boomerang area stratigraphy. Also within the footwall are recently discovered zones of decameter-scale intense black chlorite and 'chaotic' quartz-carbonate. Some of these zones are associated with the known Boomerang deposit, but due to the preliminary stage of drilling away from the deposit, other zones are not yet correlated with known massive sulphides. A large outcrop of massive barite has been mapped at surface, 200 meters SE of the Boomerang deposit (see Figures 9 and 10) and while it is undoubtedly part of the Boomerang alteration system, its specific relationship to the deposit (footwall or another exhalative horizon?) has not yet been determined.

The *mineralized sequence of lithologies* (the middle 50 to 100 meters of the Boomerang deposit area stratigraphy) includes cherts (specifically black chert units), fine-grained tuffs, tuffaceous sediments as well as graphitic and argillaceous sediments that are intimately associated with massive sulphide mineralization. The deposit internally consists of several massive sulphide beds with intervening semi-massive and lean sulphide layers. Banding in the massive sulphides is common, now being structural in appearance (boudinaged, discontinuous, recrystallized); it is probable that the banding is mimicking bedding in the original tuff. Sub-mm, clear quartz grains in the massive ore are interpreted to be remnants of a porphyritic ash tuff that has been almost completely replaced by sulphides. Whole-rock analysis by Noranda (1998)

indicates a strong SiO_2-Na_2O depletion with a strong MgO and Fe_2O_3 enrichment and a high Ishikawa index of 80 to 90 for these altered rocks.

Massive sulphides are comprised of fine- to medium-grained sphalerite-galena-chalcopyrite-pyrite with pyrite becoming more prevalent towards the margins of the massive sulphide lens. Two phases of sphalerite are recognized: reddish sphalerite and pale yellow-light brown sphalerite that correlates with the highest grade Zn intersections. Arsenopyrite and another silvery metallic mineral is associated with the highest grade Au and Ag subintervals within the massive sulphide; this mineral could be the precious metal rich mineral series of tetrahedrite-tennantite (i.e. *fahlore*) which is reflected in the high As and Sb and anomalous Hg values in drill cores.

Stockwork mineralization occurs stratigraphically below the main massive sulphide lens but also lateral to and above it, thus enveloping the core of the deposit. The immediate hanging wall stockwork as well as the noted gradational contacts and replacement textures (veining, sulphide porphyroblasts, relict quartz phenocrysts, etc.) are interpreted to support a shallow sub-seafloor replacement model for the deposition of the sulphides.

11.6.3 Boomerang Deposit Drill Cores Geochemistry

The Boomerang VMS deposit appears to have a significant content of As, Sb, Hg and Bi based on preliminary check sample analysis of 156 randomly selected drill cores, both high-grade and lower-grade mineralization. The assays of Cu, Pb, Zn, Ag, Au, As, Sb, Hg, and Bi for these 156 core samples are listed in Appendix E and graphs of various elements plotted against one another are also included here. An important preliminary observation from this data shows that the arithmetic average of all samples is approximately 0.5% Cu, 2.7 % Pb, 6.8% Zn, 98 g Ag/t and 1.5 g Au/t; these

156 samples contain an average grade of approximately 0.9% As, 0.3% Sb, 10 ppm Hg and 27 ppm Bi. It would be advisable that all check samples be analyzed by ICP-MS which would enable the determination of these elements and also other elements such as selenium and thallium.

The high As values are most likely attributable to the presence of significant arsenopyrite in the deposit but also to the possible presence of the mineral series tetrahedrite-tennantite (i.e. *fahlore* or *grey copper ore*). This would also explain the high Sb and Hg values which do show correlations with one another (Appendix D).

Gold is not strongly correlated with silver but is very strong with As (most likely in arsenopyrite). Silver shows a strong correlation with Pb (most likely in the form of argentiferous galena) and as two groupings with As (most likely with the tetrahedrite and possibly as an As-rich silver mineral or native silver).

Both Hg and Sb show correlations with one another and with As (most likely related in the fahlore).

11.6.4 Geophysical Response of the Boomerang-Domino VMS deposits

Both the Boomerang and Domino deposits are directly coincident with a prominent gravity anomaly (Figure 14) which is strongest along a strike length of over 800 m from section 3100E to 3900E; the anomaly continues for a significant distance to the west and east and may bode well for additional VMS deposits and extensions along this trend. The gravity anomaly may be displaced by a local fault at the west end of the Boomerang deposit; if correct the Boomerang deposit horizon may not have been reached in past drilling in this area.. The magnetics in the 'Boomerang Alteration Zone' (Figure 14) show a number of important features. The Boomerang and Domino VMS deposits lie within an elongate, narrow magnetic-high, which is coincident with the gravity high. The magnetic-high feature strikes for over three km to the SW where it is coincident with the Zinc Zone anomaly. A stronger section of the magnetic anomaly strikes for several hundred m to the NE where it is obviously cut off by an oblique trending fault, termed the Baxter's Pond fault, and displaced by approximately 3,000 m to the SW. Messina believes that the Baxter Pond VMS zone could very well be the SW faulted extension of the Boomerang VMS deposit (P. Tallman & G. Squires, pers comm., 2006).

Both of the magnetic and gravity compilations in Figure 14 illustrate well the need for very detailed geophysical data in both local and more regional geological interpretations.

11.6.5 Domino VMS Deposit

The <u>*Domino deposit*</u> is a new high-grade VMS deposit discovered by Messina in February 2006 with drill hole DDH GA06-96 on section 3700E which intersected massive sulphides across 10.6 m at a vertical depth of 475 m below surface. This VMS intersection graded 0.5% Cu, 5.5% Pb, 7.3% Zn, 128 g Ag/t & 1.0 g Au/t over a drill core thickness10.6 m. A high-grade core within this zone assayed 0.5% Cu, 7.4% Pb, 12.1% Zn, 219 g Ag/t & 1.4 g Au/t over 3.6 m (Messina, 2006). This drill hole was a 100 m westerly step out from DDH GA06-95 on section 3800E which intersected a 20 meter thick pyritic stringer and semi-massive sulphide zone at a vertical depth of 550 m about 75 m deeper than GA06-96 (Figure 13).

The initial indication that this zone may have existed was from a 1997 hole drilled by Noranda, DDH GA97-05 which cut an 11.6 m thick base metal rich massive sulphide zone grading 0.4% Cu, 1.2%

Pb, 3.0% Zn, 85 g Ag/t & 0.4 g Au/t with a high-grade core of 0.5% Cu, 3.5% Pb, 10.8% Zn, 103 g Ag/t & 1.0 g Au/t over 1.6 m at a vertical depth of 505 m, about 45 m above DDH GA06-95 (Figure 13) (Noranda, 1998).

Since the Messina discovery hole and up to April 30 2006 Messina has drilled 12 holes (7 abandoned due to excess wandering) totalling 5,625 m on four sections in an attempt to define dimensions and grades of the Domino Zone; four of these holes have cut 'significant grades' and have partially defined the Domino deposit (Figures 13). Results are summarized below in Tables 4 and 5 and locations are shown on the longitudinal section in Figure 13.

Table 5: Domino VMS deposit drill hole intersections to April 30, 2006.

DDH	Section	Cu %	Pb %	Zn %	g Ag/t	g Au/t	Width (m)	Remarks
GA97-05	*3780E*	*0.5*	*2.5*	*7.0*	*73*	*0.6*	*3.6*	*Noranda 1997*
GA06-96	3700E	0.5	5.5	7.3	128	1.0	10.6	Messina 2006
GA06-100	3620E	1.0	8.7	23.8	267	1.3	3.5	Messina 2006
GA06-103	3580E	0.4	3.0	8.1	158	0.9	1.1	Messina 2006
GA06-107	3580E	1.1	7.9	17.4	322	1.1	1.2	Messina 2006

Several of the holes cut high-grade mineralization with zinc grades up to 17.4 to 23.8 % Zn and with correspondingly high silver grades of 322 and 267 g Ag/t over 1.2 to 3.5 m thick respectively.

The Domino deposit is approximately 200 m east of and 100 m deeper than the Boomerang deposit and Messina believes it may lie in a different stratigraphic horizon. Currently the Domino deposit has been partially defined along strike for a minimum of 225 meters (section 3580E to 3800E), has an approximate dip-width of 80 m or more and has drill core thickness ranging from 1.1 m to 10.6 m. This deposit currently remains open along strike to the east and west but it may very well join into the lower most section of the Boomerang deposit 200 m to the west around section 3300E (Figures 13). ***Based on drilling and core analysis to date, the Domino VMS deposit demonstrates good continuity of mineralization in three dimensions at economically interesting grades over a strike length of at least 225 m.*** Additional drilling into and along strike of this zone will be required before a NI 43-101 compliant mineral resource estimation can be done on this deposit.

11.6.6 SW Strike Extension-Boomerang Alteration Zone

The "Boomerang Alteration Zone' extends for at least 2,600 m to the SW past section line 2900E where it is host to a number of good potential VMS-style alteration and mineralized zones. In addition, important magnetic and gravity features with coincidence to the Boomerang VMS deposit occur in this area (Figure 14).

The <u>*Zinc Zone*</u> is in an area of intense VMS-style alteration containing a historical significant and widespread soil Zn anomaly and lies about 2 km SW of and along strike to the Boomerang deposit within the 'Boomerang Alteration Zone'. The host rocks are sericitized and pyritized felsic volcanics


Boomerang Zone
Zinc Zone Soil Anomaly
500 meter Long
upto 4400 ppm Zinc
Pyrite Footwall Alt.
Baxter Pond Fault
Possible Boomerang Continuation
BM Ridge Footwall Alt.
Boomerang Trend
Pats Pond Brook
0.4 meter Massive Sulphide
Known Limit of Baxter Pond
Pyrite & BM
Footwall Mineralization
Magnetic Map
with AEM anomalies


Boomerang
Deposit
Domino
Deposit
Fault
Gravity Map
&
Drill Plan
Gravity Map

Figure 14: Magnetic and gravity signatures in the Boomerang-Domino VMS deposits area; note the difference in areas shown and scales. (Survey data by Noranda ~1996 and compilation plots by Messina, 2006).

cut by mafic intrusions. Soil values up to 3,900 ppm Zn have been detected in the past and this anomaly is well defined for over a 600 m strike length (Figures 6 and 8).

During 2005 Messina carried out a check sampling b-horizon soil survey over the historical anomalous area. Some 361 soils were collected on lines 1000E to 2100E and produced a 500 m long multi-element (Cu, Pb, Zn, Ag) soils anomaly with up to 4,400 ppm Zn and 131 ppm Pb. An older gravity survey of the Boomerang area grid showed a prominent gravity anomaly, of similar magnitude as that over the Boomerang-Domino deposits, from the west end of the Boomerang deposit to section 1600E adjacent to the Zinc Zone soils anomaly. Mapping and prospecting located a significant mineralized stockwork zone with variable amounts of sphalerite and galena mineralization. A few short historical holes drilled by Asarco and Abitibi in the 1970's-1980's did not intersect massive sulphides however later lithogeochem analysis of drill cores by Noranda showed the alteration to compare favorably to other VMS-alteration zones in the Tulks Hill volcanic rocks. Both the Zinc Zone and Boomerang deposit alteration have similar lithogeochem signatures with high Ishikawa Indices of >80 (Noranda, 1998). The Zinc Zone prospect holds a very considerable potential and the strike zone between this and the Boomerang deposit should be a high-priority for detailed exploration and drilling. In 2005 Messina drilled three holes on section 2600E under the above anomalies. While highly altered felsics similar to the Boomerang area were cut only weakly mineralized zones were observed.

The *Pat's Pond Brook VMS zone* was discovered by prospecting by Noranda in 1993. The showing lies about 500 m SW of and along strike with the Zinc Zone within the 'Boomerang Alteration Zone' (Figures 6 and 8). Sulphides consist of massive pyrite with very little base metals, hosted in a weakly sericitized and carbonatized felsic volcanic under a red 'exhalative'(?) chert. Several new sulphide zones in altered felsics have been located by prospecting to the SW of Pat's Pond and these too appear to be located within sections of the 'Boomerang Alteration Zone'.

11.6.7 Specific Gravity (Density) Measurements on Boomerang VMS Cores.

Messina has established a good practice of measuring the specific gravity (density) of every core sample sent for assay. This has provided Messina with a comprehensive database of density measurements for various grades of massive sulphides which will be very useful in future mineral reserve/resource calculations.

Messina has on site an accurate (+/- 0.5 grams) commercial weigh scale on which every core sample to be assayed is measured in air and then submerged in room temperature water and weighed again. From these weights the density of each sample is easily determined. Each value is eventually entered in the drill log along with core assays. From their measurements Messina has determined that the Boomerang deposit has a specific gravity of between 4.0 and 4.5 tonnes /m^3 (Messina, 2005). The following Table summarizes the averaged densities and base metal grades from four Boomerang deposit drill holes.

Table 4a: Specific gravity values on Boomerang VMS drill cores, Tulks South Property, Nfld.

DDH No.	S.G	Thick (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA05-15	**3.51**	8.9	0.2	0.9	1.7	44	1.0
GA05-12	**4.22**	13.1	0.7	3.5	9.6	126	1.4
GA05-11	**4.45**	13.9	0.7	2.6	13.6	102	1.0
GA05-16	**4.31**	6.8	1.5	6.3	18.3	159	0.8

Table 4: Diamond drill hole intersections, by section, in the Boomerang & Domino VMS deposits, Tulks South Property, central Newfoundland.

MESSINA MINERALS INC
BOOMERANG DEPOSIT CROSS SECTIONS

2600E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-78							No significant assay				
GA05-75							No significant assay				
GA05-80							No significant assay				

2800 / 2825E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-87							No significant assay				
GA05-81							No significant assay				

2900E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-92							No significant assay				

2950E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-94	-261	1144	280.90	287.25	6.35	4.9	0.2	0.9	1.0	61	1.0
GA05-90	-273	1132	297.15	302.90	5.72	4.3	0.2	2.6	3.2	112	1.5

3000E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-83	-260	1145	277.7	288.4	10.65	8.2	0.6	5.2	11.6	173	2.4
GA05-89	-279	1126	299.92	307.05	7.13	5.2	0.4	2.3	4.6	86	1.0
GA05-86	-303	1102					No significant assay				

3050E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-88	-251	1154	266.7	276.22	9.52	7.5	0.4	4.4	5.8	189	3.4
GA05-79	-266	1139	284.5	298.5	14.0	10.8	0.7	5.5	7.7	179	4.0
GA05-85	-283	1122	307.2	310.9	3.7	2.7	0.5	4.8	13.5	115	1.5

3100E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-46	-259	1146	301.05	301.45	0.4	0.3	1.0	9.0	10.3	301	3.2
GA05-60	-270	1135	291.1	307.7	16.6	13.0	0.6	5.0	6.8	180	3.6
including			*296.7*	*303.35*	*6.65*	*5.2*	*0.9*	*8.1*	*11.9*	*288*	*4.9*
including			*299.0*	*301.95*	*2.95*	*2.4*	*1.3*	*11.8*	*16.2*	*445*	*5.7*
GA05-48	-282	1123	302.7	326.0	23.2	16.0	0.4	1.1	4.2	36	0.5
including			*304.7*	*308.85*	*4.2*	*2.9*	*2.0*	*3.6*	*17.1*	*142*	*2.1*
GA05-50	-298	1107	312.25	318.4	6.15	5.0	0.4	2.6	10.0	78	0.7
GA05-55	-328	1077	334.1	335.6	1.5	1.2	0.4	1.7	1.4	65	0.9

3150E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-57	-240	1165	293.4	295.3	1.5	1.3	0.3	2.8	4.6	143	2.3
GA05-52	-248	1157	289.95	297.85	7.9	7.2	0.7	6.0	6.9	206	4.1
GA05-43	-261	1144	279.45	302.65	23.2	18.0	0.6	4.4	10.4	164	3.0
GA05-47	-299	1106	314.55	322.9	8.35	7.1	0.4	1.8	6.1	74	1.1
GA05-49	-347	1058					No significant assay				

3200E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA04-10	-220	1185	225.8	245.6	19.8	13.9	0.1	0.4	0.7	18	0.4
GA05-41	-244	1161	272.4	292.45	20.05	14.0	1.0	6.9	9.3	253	4.0
GA05-39	-282	1123	305.9	313.6	7.7	5.5	0.8	6.4	10.7	281	2.4
GA05-37	-318	1087	333.7	337.9	4.2	3.5	0.4	3.9	9.3	163	1.3
GA05-38	-394	1011	409.6	414.1	4.5	3.0	0.3	1.6	1.9	52.5	1.2

3250E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-53	-91	1314					No significant assay				
GA05-51	-102	1303					No significant assay				
GA05-63	-148	1257					No significant assay				
GA05-61	-187	1218	204.0	209.9	5.9	5.0	0.4	3.0	3.5	94	2.8
GA05-58	-211	1194	221.75	231.25	9.5	8.1	0.4	2.0	4.0	73	1.4
GA05-32	-233	1172	259.4	277.7	18.3	14.4	0.5	3.3	5.2	115.3	2.5
GA05-25	-268	1137	274.0	302.9	28.9	20.9	0.5	1.8	6.6	80.2	0.8
GA05-30	-306	1099	330.0	335.3	5.3	4.4	0.4	2.8	11.0	84.2	1.0
GA05-65	-344	1061					No significant assay				

3300E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1410									
GA05-23	-56	1354				0	-	-	-	-	-
GA05-22	-108	1302	112.2	121.9	12.7	9.7	0.6	3.8	4.5	245	6.0
GA05-20	-143	1267	162.35	175.1	12.75	10.2	0.2	1.1	1.9	35	0.9
GA05-15	-182	1228	215.4	226.5	11.1	7.5	0.2	0.9	1.7	44	1.0
GA05-12	-236	1174	248.25	261.3	13.05	9.5	0.7	3.5	9.6	126	1.4
GA04-11	-270	1140	274.7	288.6	13.9	9.2	0.7	2.6	13.6	102	1.0
GA05-16	-347	1063	360.9	367.65	6.75	4.2	1.5	6.3	18.3	159	0.8
GA05-19	-368	1042	376.0	380.35	4.35	3.8	0.3	1.3	3.3	28	0.2
GA05-21	-504	906	515.1	515.95	0.85	0.5	0.2	1.0	3.9	37	0.1

3350E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-59	-80	1325					No significant assay				
GA05-56	-116	1289	131.45	132.45	1.0	0.8	1.9	4.8	5.4	164	3.6
GA05-64	-167	1238					No significant assay				
GA05-62	-198	1207	218.5	222.3	3.8	3.2	0.7	2.2	11.2	97	1.1
GA05-36	-228	1177	280.05	285.7	5.65	4.8	0.7	2.0	5.8	25	0.1
GA05-33	-242	1163	281.4	293.5	12.1	9.7	0.5	1.8	8.5	59	0.4
GA05-66	-269	1136	308.5	314.2	5.7	4.8	0.6	2.5	14.9	67	0.7
GA05-31	-301	1104	333.7	341.0	7.3	5.5	0.4	0.3	1.8	10	0.1
GA05-27	-314	1091	332.7	334.5	1.8	1.3	0.7	6.2	14.9	202	1.7
GA05-24	-354	1051	369.8	371.2	1.4	0.9	1.4	3.3	5.0	411	0.8

3400E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA05-68							No significant assay				
GA05-67							No significant assay				
GA05-70							No significant assay				
GA05-74							No significant assay				
GA05-76							No significant assay				

3500E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	0	1405									
GA93-03		1346			33	28	0.05	0.2	0.7	2.1	
GA05-44		1305					No significant assay				
GA05-42		1264					No significant assay				
GA05-40		1208					No significant assay				
GA97-06		1156			7.7	7.0	0.1	0.5	0.6	4.5	

3625E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA97-08	0	1075			0.5	0.4	0.5	2.8	14.2	40	

3800E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA95-01	0	1273			20	18			1.7		
including		*1265*			*0.2*	*0.5*	*0.4*	*2.5*	*11.8*		

DOMINO DEPOSIT

3300E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA05-19					4.35	3.3	0.3	1.3	3.3	28	0.02
GA05-21					0.85	0.7	0.2	1	3.9	37	0.1

3580E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA06-103			502.08	503.17	1.09	0.8	0.4	3.0	8.1	158	0.9
GA06-107			524.7	525.86	1.16	0.9	1.1	7.9	17.4	322	1.1
GA06-105					1		PYRITE				

3620E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA06-100			514.02	517.55	3.53	2.7	1.0	8.7	23.8	267	1.3

3700E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA04-09					0.3	0.3	1.9	1.4	0.7	41	0.05
GA06-96			536.50	547.08	10.58	8.0	0.5	5.5	7.3	128	1.0
including			*543.45*	*547.08*	*3.63*	*2.8*	*0.5*	*7.4*	*12.1*	*219*	*1.4*
GA06-98											

3800E

Hole ID	Vertical Depth (m)	"VMS" Elevation (m)	From (m)	To (m)	Core Length (m)	True Thick. (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA05-73							No significant assays				
GA97-05			555.5	559.1	3.6	2.7	0.5	2.5	7.0	73	0.6
GA06-95							No significant assays				

11.7 Baxter's Pond Grid Area

The *Baxter's Pond zone* is about 3,000 m south of the Boomerang-Domino deposits and is underlain by a sequence of bi-modal volcanics and related epiclastic rocks (Figures 4, 6 & 7). The felsic rocks consist of lithic lapilli tuffs, quartz-phyric tuff, ash tuff and agglomerates and are extensively altered forming erratic but conformable and wide (up to 750 m) lenticular zones of strong sericitic-silica-pyrite alteration which may be structural repetitions due to folding and faulting. In places fine-grained epiclastic sediments consisting of thinly bedded argillites and cherty beds, are intercalated with the felsics. Previous work by Asarco identified the altered and pyritic zones but no VMS zones were located; one significant pyritic gossan zone, very similar in scale to the pyrite zones at the Tulks Hill and Tulks East VMS deposits, was located about 600 m east of Baxter's Pond (Figures 6 & 15). During the 1980's several continuous exploration programs located significant geochem and geophysical anomalies and numerous zones of alteration and sulphide mineralization including the extensive 'Baxter's Alteration Zone', the Curve Pond zone (formerly Green Pond) and the Wineskin sulphide zone. A few short holes drilled by BP intersected narrow sections of VMS with some base metals grading up to 19.3% Zn over 1 meter (Noranda, 1998).


Baxter Fault
N
GP-93-01
95 PATS POND EXT
Massive PY boulder
Massive PY boulder
BAXTER POND
390Cu,124Pb,228Zn IN BASAL TILL
CURVE POND MASSIVE SULFIDE 3.1%Cu,1.8%Zn\0.15m
GP-93-02
GP-94-01
GS-4
GS-5
GS-1
GS-2
GS-3
ARGILLACEOUS SEDIMENTS
INTERSEDDED FELSIC TUFF AND SEDS.
FELSIC PYROCLASTICS
IRON FORMATION
MAFIC INTRUSION
MAFIC VOLCANICS
MASSIVE SULFIDES
RHYOLITE FLOW
SER.PYR.ALTERATION ZONE
TUFFACEOUS SEDIMENTS
GEOCHEM TILL Pb (ppm)
53 to 95
32 to 53
GEOCHEM SOIL/TILL Pb (ppm)
230 to 2400
50 to 230
0 250 500
METRES

Figure 15: Geological compilation of Baxter's Pond-Curve Pond area (after Noranda, 1998).

In the *Baxter's Pond alteration area* Messina drilled three holes (DDH BA05-01 to 03) totalling 954 m along a 3.3 km strike length testing the Boomerang Alteration Zone VMS horizon. EM and magnetic signatures very similar to those over the Boomerang zone occur along this horizon at Baxter's Pond. All holes cut the favorable altered Boomerang-type rocks but no massive sulphides were intersected.

The *Curve Pond zone* is the most important VMS zone in the Baxter's Pond area (Figures 4, 6 & 15). South of the Baxter's Pond Alteration Zone and eastward to Curve Pond two distinct ferruginous

horizons, inferred to be structural fold repetitions, overlies the Curve Pond massive sulphide zone and are in turn overlain by siltstone and amygdaloidal felsic flows. At Curve Pond the iron formation ranges from a few meters up to 70 m thick and has been traced along strike for about 7,000 m (Figure 15) (Noranda, 1998). The Curve Pond VMS zone is about 4 m thick and has been traced along strike in outcrop and drill holes for over 130 m. The sulphide zone is overlain by the Fe-formation to the south and underlain to the north by intensely sericitized quartz phyric crystal tuff. The sulphides consist of massive pyrite with 5 to 10% pyrrhotite, 1-2% ubiquitous chalcopyrite and scattered sphalerite and galena. Surface grab samples have assayed up to 26% Zn and 1.2% Pb; a few shallow drill holes in the zone have cut base metals at the sheared upper contact of the sediments-felsic and the massive sulphide lens with assays up to 3.1% Cu & 1.9% Zn over 15 cm. This type of extensive iron formation, especially at the similar age Bathurst New Brunswick VMS Camp, can be directly associated with large base metal rich VMS deposits.

Historically only seven short drill holes have tested the Curve Pond zone horizon. One hole (DDH GS90-02) drilled by BP Canada beneath the zone cut the edge of the massive sulphide zone at 17 m depth with an assay of 3.1% Cu and 1.9% Zn over 0.15 m. Other holes drilled within a few hundred meters along strike of the main sulphide showing intersected favorably altered (sericitized and chloritized) and weakly mineralized felsics over widths up to 58 m.

During 2002 Messina's predecessor company, Mishibishu Gold Corp., drilled four short holes (DDH's CV02-01 to 04) totalling 249 m and spaced about 50 m apart along strike of the Curve Pond zone favorable massive sulfide horizon. All four holes intersected from one to three separate, thin massive sulphide lenses containing weak and sporadic base metals, within the same altered tuffaceous sedimentary rocks. Assays ranged up to 0.4-0.6% Cu, 0.2-0.3% Pb, 1.8-3.5% Zn, 8.6-14.2 g Ag/t and up to 0.86 g Au/t over widths from 0.4 to 0.6 m. The discovery of multiple, texturally distinct and stacked sulphide lenses within the felsic volcanic-sediment-Fe formation transition zone are considered very significant. The 'muddy texture' of the sulphides are interpreted to be distal from a sulphide-producing vent however the sheared and complexly folded nature of the host rocks may make this ambiguous. More detail on the geology and drilling of the Curve Pond zone can be found in Sparkes (2003) and Noranda (1998).

Messina has not carried out any further work, except for the important airborne EM and magnetic survey in 2005, in the area to date. Considering the geological setting (i.e. the extensive Fe-formation exhalative horizon), the intense alteration very similar to the Boomerang alteration, and the presence of base metal bearing massive sulfides and the numerous geochemical and geophysical anomalies in the area, the Baxter's Pond Alteration zone-Curve Pond zone bodes well for a significant VMS discovery.

Several additional VMS-style zones have been located in the Baxter's Pond area:
The *Pat's Pond Extension zone* occurs about 1,500 m east of the Zinc Zone and about 1,500 m NE of and along strike with the 'Baxter's Pond Alteration zone' (Figure 6). Here a strong multi-element till anomaly is coincident with a strong max-min EM conductor; this zone could be the westward faulted extension to the Curve Pond zone. No drilling has been done here to date.

The *Wineskin grid area* (also known as the Curve Pond SW Extension) contains a strong alteration zone adjacent to an iron formation which appears to be the SW strike extension to the Curve Pond massive sulphide zone 3,000 m to the NE (Figure 6). HLEM and VLF-EM conductors coincident

with multi-element soil and till geochemical anomalies occur between the altered felsic rocks and the Fe formation. In this area a massive sulphide boulder was found during 2001 prospecting. The 'muddy textured' sulphides are similar to the Curve Pond zone mineralization; the 30 cm boulder assayed 2.4% Cu, 3.9% Pb, 7.1% Zn, 78 g Ag/t & 1.5 g Au/t.

Messina's 2001 interpretation of the Wineskin Grid zone, based on mapping and geophysical data, was that the zone could be the strike extension of the Boomerang zone dextrally displaced across approximately five km along the Baxter's Pond fault. Alternatively Messina interpreted the Fe-formation overlying the Curve Pond zone could strike SW onto the Wineskin Grid zone (Sparkes, 2003). Previously defined multi-element Cu-Pb-Zn soil anomalies coincident with EM conductors provided ready made targets for Messina and in 2002 the Company drilled two holes totalling 260 m into two separate targets. DDH WS02-01 cut a sequence of graphitic argillite and laminated greywacke. A four meter thick magnetite-chlorite exhalative Fe-formation was cut at 51 m. DDH WS02-02 cut 116 m of argillaceous greywackes with thin (mm-scale) finely banded hematite-magnetite mud and hematized rhyolite clasts over 40 m. Although no massive sulphides were intersected in these holes the presence of the exhalative Fe-formation draws a comparison with the Brunswick facies Fe-formation directly associated with the Bathurst, New Brunswick VMS deposits (Luff, 1995).

11.8 Tulks East VMS Deposits

The Tulks East VMS deposits were discovered in 1977 by Abitibi-Price during follow-up of AEM targets northeast of the Tulks Hill discovery. A large grid was established and subsequently surveyed by soil geochemistry, magnetics, VLF-EM, Max-Min, and gravity surveys. To date approximately 87 diamond drill holes totalling 14,900 meters, including 16 holes totalling 2,742 m drilled by Messina et al since 1999, have outlined three stratiform lenses of massive sulphides in the prospect area. The deposits occur 20 km NE of and along strike with the Boomerang-Domino VMS deposits (Figures 3 & 4) and are located within Reid Lot 228.

The Tulks East prospect represents the largest accumulation of massive sulphide found in the Tulks Hill volcanic belt to date. Three lenses, termed the A, B, and C-Zones have been partly outlined by geophysics and drilling; all remain open at depth (Figures 16 to 17b). Together these zones contain a **NI 43-101-noncompliant** historic estimated 5.6 million tonnes of low-grade base metal bearing sulphides (Tables 2 & 3) (Barbour and Thurlow, 1982). The Tulks East prospect stratigraphy consists of a 1,000 meter thick sequence of felsic volcanics overlain by 200 m of intercalated graphitic argillite intruded by mafic dykes which is, in turn, overlain by 200 m thick hanging wall quartz phyric felsic volcanics. The three sulphide lenses comprising the Tulks East prospect are situated within the top 60 m of the lower felsic volcanic unit consisting of quartz-crystal and crystal-lithic tuffs, lapilli tuffs and local breccia; minor mafic tuffs and common andesitic to basaltic sills and dikes cut all rock types. The host rocks are deformed with a penetrative foliation and in places is a sericite schist. The B-Zone is situated 15 m stratigraphically above the A-Zone whereas the C-Zone is situated 250 m east of and along strike from the A-Zone in the same stratigraphic horizon (Figures 16 & 17a). The lenses are tabular to lensoidal in shape, strike ENE and dip about 70° NW, plunge about 45° to the NE and have an overall length to width ratio of about 4:1. The A, B, and C-Zones all provide distinct VLF and HLEM anomalies which are coincident with broad gravity highs (Figures 18 & 19) (Noranda, 1998).


TULKS EAST DEPOSIT
6.0 M.Tonnes LOW GRADE
MASSIVE SULPHIDE
Tulks East (95)
Spider's grid
Beetle's Grid
T-191
TE-46
T-200
TE-44
T-194
TE-45
New Sulfide Occurrences
2.7% Pb, 3.2% Zn
New Sulfide Occurrence
0.16% Cu, 2.67%Pb and 3.6% Zn
Tulks East (96)
Py-Ga-Sph bearing
altered felsic volcanic.
TULKS HILL DEPOSIT
750,000 Tonnes
5.6%Zn,2.0%Pb,
1.3%cu,41g/t Ag,0.4g/t Au
Kilometers
LITHOLOGY
ARGILLACEOUS SEDIMENTS
FELSIC VOLCANICS
HARMSWORTH STEADY BASALT
IRON FORMATION
MAFIC VOLCANICS
MASSIVE SULFIDE
MIXED MAFICS AND SEDIMENTS
SER.SIL.PYR. ALT. ZONE
AEM CONDUCTORS
VERY WEAK
WEAK
MODERATE
STRONG
VERY STRONG
LITHOGEOCHEMISTRY
ISHIKAWA INDEX
80 to 100
70 to 80
SOIL GEOCHEMISTRY
Zn (ppm)
1,170 to 3,900
650 to 1,170
Tulk's East
Deposit
1995
Tulk's East Grid
Py-Ga-Sph bearing
altered felsic volcanic.
New Sulfide Occurrences
up to 2.7% Pb, 3.2% Zn
altered felsic volcanic.
2.7% Pb, 3.2% Zn
2.5%Cu,2.5%Zn
1996
Tulk's East Grid
Tulk's Hill
Deposit
Kilometers
R.L. 228
Historical Soil Geochemistry
Zn (ppm)
1,000 to 2,010 (13)
500 to 1,000 (58)
250 to 500 (129)
< 250 (2205)

Figure 16: Tulks East area geology, grids, VMS zones and soil geochem anomalies (Noranda, 1998).

The three sulphide lenses total about 5.6 million tonnes and consist of massive to banded, mostly fine to coarse-grained, granular pyrite with much lesser and varying amounts of sphalerite, galena and chalcopyrite in a mixed gangue of quartz, chlorite, calcite, dolomite and barite (Evans and Kean, 2002). Arsenic is enriched in the C-Zone. The grades and drill-estimated "tonnage" of the individual zones are summarized in Tables 2 & 3. Approximately 4.7 million tonnes of massive sulphide has been identified in two adjacent and parallel, 50° plunging zones (A-Zone and B-Zone) drilled to a vertical depth of approximately 250 meters (Figures 17a & 17b). These categories and resource numbers are from historical documents (Barbour and Thurlow, 1982) and are **not considered NI 43-101 compliant**, however, the author believes that these numbers are relevant to the Property. Table 6 below summarizes the results of Messina's et al drilling from 1999 to 2005.

A-Zone

The core of the A-Zone contains about 4.5 million tonnes with <1.9% combined base metals (Cu+Pb+Zn). The A-Zone grades laterally from a barren pyritic core near surface and gradually increases in base metal grades with depth from an average of ~1.9% to over 5% base metals near 200-250 m below surface. The A-Zone lens is up to 30 m thick and has been drilled to around 250 m vertical depth where the base metal grades have significantly increased and the deposit is still currently open along strike and down plunge (Figures 17a & b).

In 1994 Noranda drilled DDH TE94-01 to test the down-plunge extension of the A-Zone lens on Section 4000W and intersected 0.7% Cu, 3.1% Zn, 30 g Ag/t, and 0.39 g Au/t over 1.1 m about 380 m vertically below surface. This hole cut the thin upper edge of the projected A-Zone about 60 to 75 m above the down plunge projection of the A-Zone (Figure 17a). The nearest drill hole, DDH TE-74 drilled in 1982(?) was drilled about 200 m vertically below DDH TE94-01 (Figure 17a) where it intersected black chlorite-altered stockwork mineralization and is associated with an off-hole Pulse-EM anomaly. This 200 m vertical spacing, about 400 m to 600 m vertically below surface remains wide open to date for the A-Zone to plunge through; with grades increasing with depth this area is an impressive base metal target.

In 1999 Tulks Resources Ltd. drilled four shallow holes, DDH's TE99-01 to TE99-04 into the A-Zone (Figure 17b). The best hole, DDH TE99-04 on section 4200W, cut 30 m of zoned massive sulphides with the upper section (i.e. hanging wall) grading <0.5% Cu and 5.1% Zn over 7.0 m followed by a lower section (i.e. footwall) grading 1.2% Cu and <0.1% Zn over 5.0 m. These two sections also contained about 17 g Ag/t over 7.0 m and 0.83 g Au/t over 12 m. The zonation pattern in DDH TE99-04 is consistent with Appalachian massive sulphide deposits; this is the first drill hole in the A-Zone to intersect 'economically' significant amounts of Cu, Ag, and Au. The core of the A-Zone lens contains sulphides in excess of 30 m thick similar to DDH TE-32 on section 4600W where the sulphides contained <1% combined base metals.

In 2004 Messina drilled one hole, DDH TE04-84 which cut low-grade values over a 10.1 m thick section of massive sulphides in the A-Zone (Table 6).

In 2005 Messina drilled one hole, DDH TE05-86, 100 m to the NE of DDH TE99-04 and intersected 30.5 m of massive sulphides with a core section assaying 0.4% Cu, 0.3% Pb, 6.2% Zn, 19 g Ag/t & 0.3 g Au/t over 9.7 m at a vertical depth of 260 m below surface (Table 6) (Figure 19. This hole has now expanded the strike length of the A-Zone deposit to 325 m in length.


See Section 4600W
Figure 17b
Tulks East VMS Deposits
Zone B
Zone A
Zone C
SOIL GEOCHEMISTRY
Pb (ppm)
280 to 6,460
65 to 280
30 to 65
0 to 30
LITHOLOGY
BLACK SHALE
FAULT GOUGE
FELSIC VOLCANICS
MAFIC VOLCANICS
MASSIVE SULFIDE
MIXED FELSIC AND SEDS.
SER.SIL.PYR. ALT. ZONE
W-MOD. SER.PYR ALT. ZONE
Kilometers
Surface
1300 Elev.
900 Elev.
500 Elev.
100 Elev.
-300 Elev.
-700 Elev.
A ZONE
5 MT SULPHIDE WITH 1.8 MT
.41%Cu, .22%Pb, 2.92% Zn
Section 4600 W
Fig 17b cross section
C ZONE
Pierce Point
Thickness Of
Massive Sulphide
FEET
> 100
75 - 100
50 - 75
25 - 50
0 - 25
meters
6000W
5600W
5200W
4800W
4400W
4000W
3600W
3200W
2800W
Tulks East (A-Zone & C-Zone) Longitudinal Section

Figure 17a: Geology plan of the Tulks East VMS deposits and longitudinal section (Noranda, 1998).


SW
NE
MESSINA MINERALS INC.
TULKS EAST PROSPECT
A-Zone Vertical Longitudinal
contoured sulphide intercept (ft)
facing NW 331° az.
NTS 12A/11, Nfld
AXIS OF THICKEST SULPHIDE >100ft
OPEN
DETAIL TO 300m VERTICAL only
SE
Section 4600W
NW
TE77-02
TE99-04
TE99-03
LOWER BLOCK
Felsic fragmental
UPPER BLOCK
Py stockwork
Mixed
intermediate volcanics
and
argillaceous sediments
Graphitic
fault
breccia
Massive Sulphide
TE99-04 A-ZONE MASSIVE SULPHIDE:
28.0 meters (233.8-261.8m)
0.41% Cu, nsv Pb, 1.53% Zn, 0.23opt Ag, 0.27g/t Au
including best sub-intervals
7.0 m of 5.1% Zn
5.0 m of 1.24% Cu
7.0 m 0.47 opt Ag
6.0 m of 0.83 g/t Au
TE99-03 A-ZONE MASSIVE SULPHIDE:
13.4 meters (353.9-367.3m)
0.25% Cu, 0.17% Pb, 2.09% Zn, 0.61opt Ag, 0.43g/t Au
Felsic fragmental
TULKS EAST
FAULT ZONE
MESSINA MINERALS INC.
TULKS EAST PROSPECT
Section 4600W
facing west
NTS 12A/11, Nfld

Figure 17b: Longitudinal and cross section 4600W Tulks East A-Zone (after Messina, 2006).

<u>*B-Zone*</u>

The B-Zone, discovered by Abitibi in 1978, is a base metal-rich VMS deposit located about 15 m stratigraphically above the A-Zone within and at the contact of altered felsic volcanics and overlying graphitic sediments (Figure 17a). The deposit has been drill-traced for over 180 m along strike and for over 250 m down plunge and remains open past a vertical depth of 200 m below surface. The B-Zone has a 'drilled mineral resource' calculated by Abitibi and BP-Selco of 200,000 tonnes grading 0.7% Cu, 1.3% Pb, 8.7% Zn, 59 g Ag/t, and 0.14 g Au/t. This resource category and numbers are from historical documents (Barbour and Thurlow, 1982) and are **not considered NI 43-101 compliant**, however, the author believes that these numbers are relevant to the Property.

Abitibi inferred the B-Zone massive sulphide lens was truncated by faulting at around 100 m depth and did not exist below this level. Drilling by Tulks Resources in 1999 established that the fault which truncated the B-Zone at around 100 meters depth migrates out of section at around 250 meters depth and that the B-Zone stratigraphy exists untested below this depth.

In 2004 Messina drilled five short holes totalling 437 m into the near surface part of the B-Zone to test for open pit potential tonnage, to extend the strike and depth of the deposit and to collect a fresh core sample for preliminary metallurgical testing. The four near surface holes (DDH's TE-04-80, 82, 83 and 85) all cut good-grades of massive sulfides with overall weighted average grades of: 1.1% Cu, 1.3% Pb, 6.6% Zn, 64 g Ag/t & 0.54 g Au/t over an average intersected width of 2.5 m at depths of 8 m to around 70 m vertically below surface. Another hole, DDH TE04-81 cut good grade sulphides averaging 0.9% Cu, 2.8% Pb, 11.0% Zn, 174 g Ag/t & 1.1 g Au/t over 1.8 m at a depth of 140 m (Table 6). ***Based on both historical drill results and Messina's drilling and core analysis to date, the Tulks East B-Zone VMS deposit demonstrates good continuity of mineralization in three dimensions at economically interesting grades.*** A NI 43-101 compliant mineral resource estimation could be accomplished on this deposit.

No drilling was done in 2005 on the B-Zone. The deposit still has significant room to grow both down plunge and along strike and should be a high priority drill target for adding significant resources-reserves to the Tulks East deposits.

Table 6: Messina drill hole intersections in the Tulks East A-Zone and B-Zone VMS deposits to April 30, 2006.

DDH	Zone	Vertical Depth (m)	Cu %	Pb %	Zn %	g Ag/t	g Au/t	Core Width (m)	Remarks
TE94-01	*A-Zone*	*380*	*0.7*	*?*	*3.1*	*30*	*0.39*	*1.1*	*Noranda, 1994*
TE99-01	A-Zone	~100	0.4	?	5.1	17	<0.8	7.0	Tulks Res., 1999
TE99-02	A-Zone	~300	1.2	?	<0.1	<17	0.8	5.0	Tulks Res., 1999
TE99-03	A-Zone	~350							Tulks Res., 1999
TE99-04	A-Zone	~270	0.3		5.1			7.0	Tulks Res., 1999
TE04-84	A-Zone	15	0.6	0.0	0.8	7.3	0.4	10.1	Messina, 2004
TE05-86	A-Zone	260	0.4	0.3	6.2	19	0.3	9.7	Messina, 2005
TE04-80	B-Zone	~11	0.6	0.7	7.5	45	0.6	2.6	Messina, 2004
TE04-81	B-Zone	~130	0.9	2.8	11.0	174	1.1	1.8	Messina, 2004
TE04-82	B-Zone	~45	0.5	0.9	5.5	56	0.6	5.4	Messina, 2004
TE04-83	B-Zone	~70	5.0	1.5	6.8	80	0.3	1.4	Messina, 2004
TE04-85	B-Zone	~10	0.1	6.2	11.4	147	0.4	0.8	Messina, 2004

C-Zone

The C-Zone occurs in the same stratigraphic horizon as the A-Zone about 250 m along strike to the NE of the A-Zone (Figure 17a). The C-Zone is described in the 1980 drill logs as being comprised of two separate massive sulphide horizons. Recent structural mapping by Messina suggests that the C-Zone is the folded continuation of the composite A-Zone and B-Zone sulphide lenses. The C-Zone was estimated to contain approximately 900,000 tonnes of pyritic massive sulphide with low base metals (i.e. <1% Cu+Pb+Zn). Much of the old drill core was 'visually estimated' as containing sub- economic mineralization and was not assayed at the time. This resource estimate is from historical documents (Barbour and Thurlow, 1982) and is **not considered NI 43-101 compliant**, however, the author believes that the estimate is relevant to the Property.

The C-Zone is virtually untested below 70 m vertical depth (Figure 17a). Drill hole TE-35 failed to hit massive sulphides at 150 m vertical depth and this constrains the down plunge location of the C-Zone lens however hole TE-72 intersected 15 m of intense black-chlorite altered felsic volcanics associated with a strong off-hole Pulse-EM anomaly at 300 m below surface indicating the untested continuation of the C-Zone lens to depth. This area of the C-Zone is relatively untested and has excellent exploration potential for near surface mineralization.

Messina also carried out a detailed gravity and magnetic survey over a new grid covering seven km strike length of the favorable altered and mineralized felsic volcanics at the Tulks East deposit and to the SW (Figure 18 and 19). A prominent ~1.0 mgal anomaly is present at the Tulks East deposit with the three VMS lenses occurring in the center of the >1,000 m long, ENE trending gravity anomaly (Figure 19).

The overall length of this local VMS-hosting horizon from Tulks Hill to Tulks East is over 6 km long and both alteration and mineralizing patterns are on similar scales and styles as that at the over 6.5 km long 'Boomerang Alteration Zone' some 14 km to the SW (Figures 3 & 4). The Tulks East VMS deposits can generally be traced along strike with magnetics and is possibly within the same stratigraphic horizon as the Boomerang-Domino VMS deposits. The exploration and drilling results to date and the future potential at the Tulks East and Middle Tulks are extremely encouraging and bode well for the discovery of several economic, moderate to high-grade VMS deposits.

11.8.1 Geophysical Response of the Tulks East VMS deposits

The Tulks East VMS deposits are directly coincident with a prominent gravity anomaly (Figures 18 & 19) which is strongest, exceeding 1.0 mgal, along a ENE strike length of over 900 m from section 3100E to 3900E; the anomaly is over 500 wide and is obviously reflective of a significant source of underlying, dense massive sulphides. The residual of this gravity anomaly shown on Figure 19, is a prominent 1.0 mgal anomaly The VMS deposits occur directly over a magnetic low flanked by two parallel ENE trending magnetic highs (Figure 18); the mag-low may be indicative of the strong alteration zone hosting the sulphide bodies.

Over the seven km length of the gravity survey the overall gravity gradient is about 2.7 mgal. To the SW, near the Middle Tulks prospect the gravity appears flat while the magnetics show prominent mag-high linears abutting mag-low features, somewhat similar to the Tulks East area. More extensive gravity surveys in this area may be useful in defining specific VMS drill targets.

At the northern end of the survey a very prominent 1.0 to 1.3 mgal gravity anomaly was partially outlined with coincident mag-low and high features (Figure 18). There are no known VMS zones or alteration mapped in the area but such an anomaly should be followed up in detail.

As with the Boomerang VMS deposit and area, the use of both gravity and magnetic geophysical surveys as illustrated in Figures 18 and 19 demonstrate well the need for very detailed geophysical data in both local and more regional geological interpretations.

11.9 Middle Tulks VMS Alteration Zone

During 2005 Messina carried out limited reconnaissance mapping and prospecting on the Tulks East area and a digital compilation of Reid Lot 228. Prospecting discovered several new alteration zones, a new outcropping VMS occurrence with assays up to 0.3% Cu, 0.6% Pb, 1.9% Zn, 47 g Ag/t & 0.3 g Au/t and several proximal, large, angular VMS boulders with assays up to 5.6% Cu and 0.9% Zn. The alteration zone, named the *'Middle Tulks'* is located about 3,500 m SW of and along strike to the Tulks East deposits (Figures 4 & 18) and was traced intermittently for over 600 m in outcrop and float. The zone consists of an intensely chloritized felsic stockwork with up to 50% 'buckshot-type' pyrite. This new zone represents another excellent VMS target on the Property.

11.10 Tulks West VMS Area

The Tulks West VMS area occurs about 3.5 km SW of and along strike with the Tulks Hill VMS deposit and contains numerous VMS prospects most of which have only received initial stages of exploration work; these include the Tulks Hill Western Extension, the Tulks West Chlorite Stockwork zone, the Cycle 2F Alteration zone, the Mug-Up zone, the Al Keat's showing, etc. (Figures 3 & 4). The area is underlain by felsic pyroclastics and flows with minor interbedded mafic flows and fine-grained graphitic sediments. The favorable massive sulphide bearing horizon in the Tulks Hill altered felsic pyroclastics has been traced from the Tulks East deposits to the Tulks Hill deposits to the West Tulks and further to the SW a distance of over 25 km (Figures 4 & 20).

The *Tulks West Chlorite Stockwork zone* was found by Asarco during a reconnaissance drill program following up anomalies and gossan zones of a similar scale as their Tulks Hill VMS deposit discovered in the mid-1970's. The Tulks Hill deposit, located on an adjacent property, consists of four stratiform sulphide lenses with an historical 'geological drilled resource' of 720,000 tonnes grading 1.3% Cu, 2.0% Pb, 5.6% Zn, 41 g Ag/t & 0.4 g Au/t (Table 2) (Jambor and Barbour. 1987); this estimate is historical and **NI 43-101 noncompliant** however, the author believes that it is relevant to the Property. The first hole into the Tulks West zone, Asarco DDH T-163, was drilled into a strongly chloritic alteration zone containing chalcopyrite and pyrite stringers and returned values of 2.1% Cu, 1.2% Pb & 4.0% Zn over 0.6 m and 3.5% Cu, 0.4% Pb & 0.2% Zn over 1.2 m. Eight additional holes drilled by Abitibi in 1978 and five more by BP returned similar types of intersections in several adjacent mineralized horizons.

Noranda continued with prospecting in the area and located several large angular massive and banded sulphide boulders with assays of 1.6-2.3% Cu, 5.6-10.4% Pb, 10.8-28.0% Zn, 298 g Ag/t & 2.5 g Au/t (Figure 21) (Noranda, 1998). An extensive geochemical and geophysical and geological prospecting program by Noranda defined numerous VMS-prospective zones in the area between the 'Boomerang Alteration Zone' and Tulks Hill deposit (Figures 3, 4, 6 & 20). Details on the results of this work and the potential for the area is given in Noranda's 1998 report.


Figure 8
Gravity and Geology
487000
490000
5377000
5375000
Tulks East Prospect
MS_bkr
Middle Tulks Prospect
1.85% Zn
TE_Chl_Stock
TE_Chl_Stock
Gravity Map (Messina, 2005 survey)
Figure 11
Total Field Magnetics
487000
490000
Tulks East Pros
1.85% Zn
TE_Chl_Stock
Total Field Magnetics (nT)
Magetic Map (Messina 2005 survey

Figure 18: Detailed gravity and magnetics over the Tulks East & Middle Tulks grid (Messina, 2006).


Residual Gravity Anomaly
R2
Tulks East Prospect
9300 E
DDH TE05-86
C-zone
B-zone
Tulks A-zone
Gravity (residual)
Residual Gravity
TE-05-86
Hole Short of Target
300 Elev
Target Area Untested
200 ELEV
A-Zone Deposit
9.65 m - 0.4% Cu, 0.3% Pb, 6.2 % Zn, 19 g/t Ag & 0.3 g/t Au
Tulks East
A-Zone
Section 9300E

Figure 19: Details of gravity over the Tulks East A, B & C-Zones and cross section 9300E through the A-Zone showing Messina's DDH TE05-86 (Messina, 2006).


TULKS HILL DEPOSIT
750,000 tonnes
5.6%Zn,2.0%Pb,1.3%Cu
41g/tAg,0.4g/t Au
0.7Mgal Gravity
anomaly
TULKS
WEST GRID
Massive sulfide boulder
28.0%Zn,5.6%Pb,1.3%Cu
Cycle 2F
Siliceous stockwork
with Py+Sph Str
CYCLE2F
TULKS WEST
CHLORITIC STOCKWORK
1.5%Cu/5.5M
Dragon Pond
West Grid
Cabot Grid
Massive sulfide boulder
2.3%Cu,10.4%Pb,10.8%Zn
CYCLE2E
Bobo Grid
AL'S KEATS SHOWING
4.66%Zn, 1.5% Cu in grab
0.3%Zn/2.0 meters in channel
Pine Grid
Historical soil geochem anomalies
associated with siliceous stockwork
CYCLE2D
Kilometers
AEM CONDUCTORS
VERY WEAK
WEAK
MODERATE
STRONG
VERY STRONG
ARGILLACEOUS SEDIMENTS
FELSIC VOLCANICS
HARMSWORTH STEADY BASALT
IRON FORMATION
MAFIC VOLCANICS
MASSIVE SULFIDE
MIXED MAFICS AND SEDIMENTS
SER.SIL.PYR. ALT. ZONE

Figure 20: Compilation map of the Tulks West VMS prospects and area (after Noranda, 1998),

During 2002 Messina's predecessor company, Mishibishu Gold Corp., drilled four holes (DDH TX02-01 to 04) totalling 522 m in the Tulks West stringer zone. All holes cut chloritized and felsic volcanic rocks with stringer and disseminated sulfides carrying weak and sporadic base metals; anomalous As, Sb and Hg was detected in several samples and is indicative of VMS-type hydrothermal alteration near a vent. DDH TX02-03 was drilled about 500 m to the south of the first two holes into a short weak HLEM conductor coincident with a Cu-Pb-Zn soil anomaly at the *'Cycle 2F Grid zone'* (Figures 4, 20 & 22). A sequence of chloritized, sericitized and pyritized felsic and mafic tuffs was intersected. Several zones of weak sporadic base metal mineralization were cut with assays ranging up to 0.2-1.4% Cu, 0.4% Pb, 1.1-2.8% Zn, 2.3-12 g Ag/t over narrow (0.3-0.5 m) intervals. DDH TX02-04, drilled on another separate anomaly in the area cut altered felsic tuffs with weak sporadic base metals in one narrow interval.

The area around DDH's TX02-01 & 02 has a favorable stratigraphic horizon for VMS deposits at or near the chloritic agglomeratic sediment-altered felsic contact. The felsic rocks contain stringers of base metal rich pyrite and the rocks are intensely and pervasively altered throughout the area. In addition As, Sb and Hg are all enriched in this area, which may indicate the presence of strong hydrothermal activity related to VMS deposit formation. Detailed lithogeochemical analysis of rocks and core in the area could provide a vector towards such a VMS deposit.

Much more detail on the West Tulks VMS prospectivity can be found in Sparkes (2003) and Noranda (1998).


ALL SOIL
Cu (ppm)
107 to 610
40 to 107
FELSIC PYROCLASTICS
GRAPHITIC SEDIMENTS
SEDIMENT
MAFIC INTRUSION
MAFIC VOLCANICS
SER.CHL.PYR ALTER. ZONE
TW-96-2
Massive sulfides boulder
1.6%Cu,28.0%Zn,5.6%Pb
TW-96-1
1.5% Cu\5.5m
TW-94-01
TW-12
TW-94-02
T-164
TW-96-3
TW-6
TW-1
TW-2
TW-11
T-145
TW-5
1.0% Cu\0.5m
TW-9
T-163
TW-4
Tx-4
TW-3
TW-10
Massive sulfides boulder
10.8%Zn,10.4%Pb,2.3%Cu
Multi-element soil anomalous zone associated with silica-sericite alteration
Tulks West
Grid Area
METRES
Section 3000E
N
S
TW-12
T-163
TW-1
TW-9
AZI. 152
1.7%Cu/5.5m
2.1% Cu/0.6m
3.5% Cu/1.2m
1.15%Cu/2.63m
Lithology
Altered Felsic Tuff
Chloritic Stockwork
Felsic Tuff
Carbonatized tuff
overburden
Sediments
Tulks West
Chlorite Stockwork Zone
Cross Section
Line 3000E
Looking Northeast

Figure 21: Tulks West Chlorite Stockwork Zone details and cross section 3000E (Noranda, 1998).

11.11 Dragon Pond VMS and Gold Zones

The Dragon Pond VMS horizon was first prospected by Asarco in 1966; reconnaissance stream and soil sampling revealed anomalous areas but no further work was done. In 1986 BP Canada reanalyzed the archived Asarco-Abitibi soil samples assayed each for Au and base metals; numerous Au and base metal anomalies were detected and resulted in a number of new base metal zones and gold showings being located.

The *Dragon Pond VMS zone* consists of VMS-style altered felsic pyroclastics with associated volcaniclastics, minor mafics and sedimentary rocks (Figures 4, 20 & 22). Immediately to the north (i.e. the structural & stratigraphic hanging wall) these rocks are overlain by the geophysically conductive siltstones and tuffaceous sandstones of the Harbour Round formation; this conductive sequence makes a good marker horizon and is readily traced along a strike length of over 26 km. The Dragon Pond VMS zone (Figure 22) is a narrow (~25 cm thick) horizon of massive sulphide and although narrow where known to date, it does open up a new under-explored 26 km horizon with good VMS potential along the west side of Messina's Property (Figures 3 & 20). Noranda's 1993 programs of geochemical and geophysical surveys over and along strike of the Harbour Round formation and the underlying Tulks Hill volcanics detected a number of both gold and base metal anomalies. Grab samples from near the contact between the Harbour Round formation and the underlying Tulks Hill volcanics yielded assays up to 20 g Au/t (Noranda, 1998).

In 1995 Noranda drilled eight holes totalling 1,473 m along about four km of the contact of the Dragon Pond VMS horizon and detected the thin, 25 cm thick massive pyrite-pyrrhotite-magnetite-arsenopyrite zone which is overlain by a ferruginous sedimentary unit similar in setting to the Curve Pond VMS zone 10 km to the SW; this environment is similar to that hosting the similar aged deposits as the Bathurst VMS Camp in New Brunswick. Lithogeochem analysis on these initial core samples indicated a significant increase in Sb, As and Hg with depth (Noranda, 1998). Prospecting-trenching on the Dragon Pond grid located several large massive pyrite boulders (with banded sulphides) with assays of 0.5-3.6% Cu, 20.7% Pb, 2-20% Zn, 284-555 g Ag/t & 1.4 g Au/t; the source of the boulders has yet to be found. Details of the geology, results and target zones are found in Noranda's 1998 report.

11.12 Gold Mineralization

The Tulks Hill volcanic rocks have a considerable orogenic-mesothermal style gold potential. Despite this excellent potential, to date there has been a minimal effort put into gold exploration in the Victoria Lake Supergroup rocks. The first significant gold zone found in the Tulks Hill volcanic belt and the Tulks South Property in particular was the Midas Pond gold prospect. Summarized below are brief descriptions of the six main gold prospects on the Property. Details of the various prospects and showings are given in Evans & Wilton, 1995; Evans, 1996; Noranda, 1998 and Sparkes 2003.

11.12.1 Midas Pond Gold Zone

The *Midas Pond gold prospect* (aka Glitter Pond gold) is located at the SW end of the Property about 3,500 m ENE of the Boomerang VMS deposit and possibly within the faulted but along-strike extension of the 'Boomerang Alteration Zone' (Figures 4 & 6). The gold zone was discovered by BP Canada in 1985 following a lake sediment sampling program which indicated that Glitter Pond was the second-highest gold value in a lake sediment sample after BP's Hope Brook gold deposit lake


SOIL GEOCHEM
Zn (ppm)
600 to 2460
400 to 600
250 to 400
125 to 250
LITHOLOGY
FELSIC PYROCLASTICS
GRAPHITIC SEDIMENTS
LAMINATED SEDIMENTS
MAFIC VOLCANICS
RHYOLITE FLOW
SER PYR ALT ZONE
HOLE TW-95-03
W.to mod. SER, Loc. CHL.
3-5% overall sulfide
with Asp.+Sph.
5000 N
4500 N
0 KILOMETER 1
Cycle 2F Grid
West Tulks
-200 E
800 E
1800 E
2400E
3200 E
4000 E
5000E
DP-96-07
DP-95-04
DP-96-08
DP-95-02
DP-95-03
DP-95-01
3000N
DP-95-06
DP-95-05
Massive sulphide boulder
Mass. sulphide float with base metal seams
ARGILLACEOUS SEDIMENT
FELSIC PYROCLASTICS
FERRUGINOUS SEDIMENT
LOCALLY ALT. FELSICS
MASSIVE SULFIDE
SER.CHL.ALT.ZONE
SER.PYR. ALT. ZONE
SILICIFIED SEDIMENTS
Lithogeochemistry
By Ishikawa
80 to 98.7
70 to 80
60 to 70
Dragon Pond Grid
West Tulks Area
0 KILOMETERS 1

Figure 22: Tulks West Cycle 2F and Dragon Pond VMS zones and grids (Noranda, 1998).

sediment sample (P. Tallman, pers comm., 2006). Following up on this gold in lake sediment anomaly BP focused in on the Midas Pond gold zone after reanalyzing over 10,000 archived soil samples previously collected by Asarco and Abitibi-Price in the area. BP had these samples analyzed for gold (never previously done) and 30 other elements by ICP-AES. The results indicated numerous base metal anomalies and a number of distinct gold-only anomalies on the Property. Immediate follow prospecting by BP led to the discovery of the Midas Pond gold zone.

The Midas Pond gold prospect is hosted in variably deformed felsic and mafic pyroclastic rocks. The main host rock is a felsic quartz-feldspar crystal tuff with minor lapilli tuff and breccia; a strong NE trending shear zone cuts through and parallel to these rocks. Alteration and mineralization are restricted to a 200-meter wide and over 800 m long zone within a brittle-ductile shear zone. The gold mineralization is associated with a strong, three-stage alteration zone within and adjacent to the Midas Pond shear zone (Figure 23). Alteration consists of an initial pervasive argillic stage (kaolinite-sericite) and silicification which is locally overprinted by an advanced argillic stage (with pyrophyllite-kaolinite-paragonite) and a final stage of sulfidation and carbonatization which overprints all rock and alteration types; fluorite and chlorite occur locally. Mineralization is mainly pyrite in quartz veining with the gold being intimately associated with pyrite; gold occurs as tiny inclusions, micro-fracture controlled veinlets and as coatings around pyrite grains. Advanced argillic and an extensive iron-carbonate and pyrite halo surrounds the gold mineralized quartz veining. The auriferous quartz veins/stockwork zone occur as three differently oriented conjugate sets and are confined to a width of 10 to 12 m along the contact between a highly deformed mafic breccia unit and an overlying felsic tuffaceous unit. Anomalous gold extends into the adjacent wall rock of silicified-pyritized mafics and for up to 20 m beyond the quartz veining/stockwork (Evans, 1996). Most work to date has been confined to the initial 800 m of strike length of the auriferous zone s but the host shear-alteration continues in both directions.

Approximately 19 shallow holes, most less than 50 to 100 m below surface, have been drilled into the zone and drilling indicates the zones width and gold grades to be increasing with depth (Noranda, 1998). Surface trench channel samples returned up to 14.7 g Au/t over 1.2 m (line 4510E) and drilling cut up to 1.76 g Au/t over 8.3 m (DDH GA85-20); 1.52 g Au/t over 3.0 m with one high assay of 7.3 g Au/t over 0.3 m (DDH GP85-21). Silver values are generally very low (i.e. 1.0 and 0.3 g Ag/t respectively for the above two DDH cuts) but a Au-Ag telluride mineral was identified in a sulphide micro fracture cutting a pyrite grain (Evans, 1996).

During 2002 Messina's predecessor company, Mishibishu Gold Corp. drilled two short holes, DDH's GP-02-38 & 39, totalling 169 m into the Midas Gold zone on section 4400W beneath/adjacent to DDH's GP85-20, 21 & 23. DDH GP02-38 cut an altered sequence of sericitized felsic tuffs to 52.5 m and then the sheared 'mineralized zone' from 52.5 to 57.7 m followed by the carbonate-altered mafic unit. The 'mineralized zone' is a shear focused along the felsic-mafic contact zone and is pervasively sericite-carbonate altered overprinted by two stages of 'chaotic' carbonate-quartz veining and a later quartz-carbonate veining; this mineralized zone averaged 1.46 g Au/t over 5.3 m with one high assay of 4.75 g Au/t over 0.5 m. The footwall carbonate-altered mafic unit was cut by quartz-carbonate-chlorite veining which assayed 0.20 g Au/t over 2.1m from 58.5 to 60.2 m.

DDH GP02-39, drilled directly beneath GP02-38 cut a sequence of sericitic-altered felsic tuffs to 81.2 m, the 'mineralized zone' to 89.6 m, a felsic porphyry dike to 95.5 m, followed by a narrow


Midas Pond Gold Zone
Glitter Pond
Soil Geochemistry
Au (ppb)
75 to 1345
25 to 75
10 to 25
5 to 10
LITHOLOGY
MAFIC BRECCIA
FELSIC VOLCANICS
BANDED MAFIC
MAFIC VOLCANICS
MIXED MAFICS AND SEDS
MINOR PYROPHYLLITE
INTENSE PYROPHYLLITE
0 250 500
meters
4300n
4000n
54W
50W
46W
42W
38W
34W
N
S
ZONE OF
GOLD ENRICHEMENT
Schematic section
Midas Pond
Mafic Volcanics
Felsic Volcanics
Minor Pyrophyllite Alteration
Intense Pyrophyllite Alteration
Silicified Felsics
Banded Mafic
Quartz Veining
Fluorite Veinlets
Shear Zone Boundary
0 25 50M

Figure 23: Midas Pond Gold Zone compilation and typical cross section through the gold and alteration (Noranda, 1998).

carbonate-altered mafic volcanic to 96.8 m and then bottoming in coarse tuffaceous volcanics to the end of the hole at 103.6 m. The mineralized zone, containing fewer and weaker veins than DDH GA02-38 assayed generally <100 ppb Au.

The Midas Pond gold zone alteration system may be situated in a similar hydrothermal setting as the extensive argillic alteration system and related low-anomalous gold system at the Bobby's Pond sulphur (+/- gold) zone located approximately 40 km to the NE and generally along strike and within the favorable felsic volcanics of the Tulks Hill volcanic belt. These two auriferous argillic-type alteration systems may in fact be seafloor epithermal (auriferous but base metal-poor) systems distal to but directly related to the volcanogenic massive sulphide exhalative systems of the Tulks Hill belt.

The Midas Gold prospect has an excellent potential for gold resources both along strike and at depths below 50 m.

11.12.2 Eagle Gold Zone

During November 2003 Messina discovered a significant new gold zone near the west side of the Property and about 4,000 m NNE of the Boomerang-Domino VMS deposits (Figures 3, 4 & 24). The zone is readily accessed by a network of logging and skidder trails from the Tulks Valley road. Gold mineralization occurs in a system of auriferous quartz veins within a strong and wide shear zone; two previously known (by BP Canada) gold zones, the *West Tulks Pond showing* and *Halfway Pond SE showing* occur in or adjacent to this shear. The NNE trending shear cuts through a 150-meter wide zone of silicified, sericitized and carbonate altered felsic volcanic rocks. These sheared and altered volcanics have been traced via sporadic outcrops for over six km and are coincident with airborne geophysical anomalies. The auriferous quartz veins have been traced along 1,400 m of strike length where they are concentrated in a 5 to 10 m wide subzone within the ~150 m sheared alteration zone (Figure 24). Some 17 grab samples from five separate outcrops containing quartz veins have yielded assays between 5.5 to 56.5 g Au/t; visible gold has been observed in a number of samples (Sparkes, 2006). Other veins taken outside of the 'main subzone' and within the alteration zone have yielded assays up to 2.3 g Au/t. Initial mapping of this zone has indicated at least three phases of veining; the earliest veins are well sheared and boudinaged and carry good gold and silver values where these vein sets intersect. The second veining stage is a base metal rich phase carrying low Au values and the last veining is essentially a set of undeformed and barren quartz veins. Despite this barren nature, visible gold was noted in one such veinlet in DDH EO04-01.

During early 2004 Messina drilled five holes totalling 366 m (DDH EO04-01 to 05) along 1,500 m of strike length into the auriferous quartz veins. DDH EO04-01 & 02 were drilled within 100 m of each other at the NE end of the 1,400 m long auriferous quartz vein zone; both holes intersected anomalous Au values associated with weak quartz veining. Visible gold was observed in a late quartz-carbonate vein in DDH EO04-01.

DDH EO04-03 was collared 1,500 m SW of the first two holes near the SW end of the 1,400 m long auriferous quartz zone. The outcropping vein at this locality was sampled with 10 random grab samples from one outcrop; values ranged from 5.0 to 14.7 g Au/t with an average value of 10.8 g Au/t and silver ranged from 5.1 to 21.9 g Ag/t. The drill hole cut anomalous gold over narrow intervals with best values of 2.8 g Au/t over 0.25 m and 1.1 g Au/t over 0.5 m (Sparkes, 2006).


MESSINA MINERALS INC
EAGLE GOLD ZONE
Geology and DDH Plan Map
TULKS SOUTH PROPERTY
1500 m
E0401
E0402
E0403
E0404
E0405
0
200
400
meters

Figure 24: Eagle Gold Zone geology and sample locations (Messina, 2006).

DDH EO04-04 was collared 300 m NE of DDH EO04-03 and 900 m SW of EO04-01 and beneath a 1986 BP Canada chip sample of the vein which assayed 7.3 g Au/t over 2.0 m. The hole intersected the mineralized zone 25 m vertically below surface and assayed 3.0 g Au/t and 24.1 g Ag/t over 3.1 m; a high assay in this interval assayed 6.2 g Au/t, 130 g Ag/t with 1.1% Cu over 0.4 m.

DDH EO04-05 was drilled 50 m NE of EO04-04 where it cut the quartz veining zone with an assay of 1.5 g Au/t & 4.5 g Ag/t over 0.7 m.

During November 2004 Messina collected about 1,100 soil samples over seven km of strike length to the NE of the 1,400 m long Eagle Gold zone and detected numerous Au-in-soil anomalies. Aside from geological mapping no further work has been done in the area to date. The Eagle Gold zone and the NE strike extension hold a considerable potential for an orogenic-mesothermal gold-only mineral deposit.

11.12.3 '228' Gold Showing

During December 2004 Messina made a new gold discovery in a zone of auriferous quartz veining cutting highly altered felsic volcanic rocks. Named the '228 Gold showing' it is located in the NE corner of the Property within Reid Lot 228 and is about 3,800 m SE of the Tulks East deposits (Figures 3 & 4). The zone is easily accessed by old logging and skidder trails in the area. The discovery outcrop is exposed for about 10 square meters from which six of seven grab samples of

quartz veins assayed from 1.6 to 19.3 g Au/t and averaged 9.8 g Au/t. Two of three grab samples of the adjacent strongly altered volcanic host rocks assayed 1.1 and 2.7 g Au/t. Messina has done no further work except for a day of trenching during 2005 to expose the quartz veins and adjacent alteration. The geological significance of this new orogenic-mesothermal style gold zone is unknown but it certainly warrants additional work.

11.12.4 West Tulks Gold Showing

Abitibi-Price, through soil geochemical sampling, had identified a number of anomalous gold sites in the West Tulks Pond area in the early 1980's (Figure 4). The West Tulks gold showing (not to be confused with Messina's new discovery at the Tulks West VMS zone) was discovered by BP in 1987 during their follow up work on the reanalysis of some 10,000 soil samples collected and archived by Asarco and Abitibi. These gold showings are hosted in intensely silicified banded rocks, which are either mylonitized felsic volcanics, cherty sediments or a silica precipitate (Kean and Evans, 1988). The host rocks are fine grained, strongly banded, grayish-white colour with minor hematite staining and contain very little to no sulphides. Grab samples have assayed up to 2 g Au/t. Auriferous base metal veins are also locally present and zones of chlorite-sericite schist with quartz veining have assayed up to 7.3 g Au/t over 2 m. The showing has been classified as a disseminated style of gold mineralization (Evans, 1996). However it's very close proximity to Messina's Eagle Gold zone (Figure 4) indicates this showing to be an orogenic-mesothermal style zone.

11.12.5 Dragon Pond-Tulks West gold zone

The *Dragon Pond-Tulks West gold zone* consists of auriferous quartz-arsenopyrite veins and quartz-pyrite-galena-sphalerite-chalcopyrite veins within and adjacent to the contact of the Harbour Round formation and the Tulks Hill volcanics. This auriferous alteration zone is located about 5 km to the NE of and along strike with the Dragon Pond VMS zone (Figure 4). Grab samples assayed up to 20 g Au/t and channel samples of thin veins cutting sheared chloritic-carbonate altered zones assaying up to 7.3 g Au/t over 2.0 m. Several other gold showings and zones were located by both BP and Noranda; results are given in Noranda's 1998 report. Messina has yet to do any exploration work on the Dragon Pond area.

11.12.6 Other Prospective Gold Showings

The *Road gold zone* (aka Tulks Valley Road zone) occurs approximately 1,100 m SW of and adjacent to the Boomerang VMS deposit at the SE side of the Tulks Valley Road (Figure 4). BP prospectors found the showing in 1986 and it occurs as a series of thin veins-veinlets in a sericitized and carbonatized felsic crystal tuff near the contact with the overlying sedimentary rocks. The zone is made up of a series of parallel, narrow (<3 cm wide) quartz-carbonate veins restricted to small brittle structures developed at a high angle to the regional penetrative cleavage. Mineralization consists of coarse crystals and masses of galena, sphalerite with lesser amounts of pyrite and chalcopyrite. Grab samples have assayed from 5.5 up to 22 g Au/t with up to 171 g Ag/t. The adjacent altered felsic tuff wall rocks carry from 2 to locally 20% pyrite and are anomalous in barium (from 1,140 to 4,120 ppm Ba). Only a few trenches by BP have exposed a small area of the veinlets. One drill hole by Noranda (DDH GW95-02) to test the base metal potential of the Ba-rich altered volcanics cut 139 m of unaltered felsic pyroclastics followed by 60 m of moderately silicified and sericitized felsic pyroclastics with 2-3% disseminated and stringer pyrite; no samples were assayed for gold. This prospect may be a Au-Ag rich stockwork related somehow to the Boomerang VMS deposit.

During 1933 and 1934 Asarco reported on numerous occurrences of quartz-stibnite-arsenopyrite and quartz-pyrite boulders carrying gold and silver values up to 1.02 oz Au/t with 10.6 oz Ag/t and 12.6% Zn and 32.7 oz Ag/t with 5% Pb in the *South Brook area*, SW of Pats Pond (Evans and Kean, 2002) (see Figure 4). These unusual, very high-grade Au-Ag 'VMS-style' boulders most likely occur 1 to 3 km west to SW of the Property on another companies ground. Although the source of these mineralized boulders have yet to be located, several days of detailed prospecting, mapping, soil and till sampling should significantly help to pinpoint the source of these historic high-grade boulders and a reevaluation of the Au-Ag potential of the area can be done.

The *Pat's Pond Brook showing*, located approximately 1,300 m SW of the Property (see Figure 4) is a 1.5 m wide quartz vein cutting intermediate volcanic rocks which initially assayed up to 0.02% Cu, 1.0% Pb, 0.6% Zn with 99 g Ag/t and 333 ppm W; gold was not assayed for. Channel sampling by BP Canada in 1989 returned values up to 92 g Ag/t with weakly anomalous Cu, Pb, Zn and W and <10 ppb Au (Noranda, 1998).

Item 12: EXPLORATION

Messina acquired the Option on the Tulks South Property in April 2003 through their predecessor company, Mishibishu Gold Corp. In early 2003 Mishibishu underwent a corporate restructuring and changed its name to Messina Minerals Inc., the current titleholder to the Property. Details on the exploration work carried out and results obtained by previous companies and Messina are given in detail under **Item 8: Exploration History** and **Item 11: Mineralization** above. Yearly exploration done by Messina is summarized below.

12.1 2002 Exploration

During August to October 2002 Mishibishu Gold Corp. carried out an exploration program involving geological mapping and diamond drilling of 12 NQ size drill holes totalling 1,197 m to test three separate base metal and one gold targets as follows (Figure 4):

- The *Curve Pond VMS zone* is a 4 m thick outcropping VMS lens from which historical surface grab samples of the Zn-rich stratigraphic top of the lens have assayed up to 1.2% Pb and 26.2% Zn. Four holes (DDH CVP02-01 to 04) totalling 249 m were drilled along a 150 m long strike length at 50 m spacings. All four holes intersected from one to three intervals of massive sulphides over 0.15 to 1.8 m core widths. The sulphides, which are structurally attenuated, occur between the contact of the altered foot wall felsic volcanics and the overlying hanging wall iron (Fe-) formation sediments. This Fe-formation is a fairly extensive stratigraphic marker horizon that has been traced over a 6,000 m strike length along which a number of significant VMS-type zones are known, all of which contain significant exploration potential. The best intersection of the four holes was in DDH CVP02-02 which cut 0.6% Cu, 0.3% Pb, 3.5% Zn, 14 g Au/t & 0.4 g Au/t over 0.63 m.
- The *Tulks West VMS zone* was drilled with four holes (DDH TX02-01 to 04) totalling 522 m in the Tulks West stringer zone. All holes cut chloritized and felsic volcanic rocks with stringer and disseminated sulfides carrying weak and sporadic base metals; anomalous As, Sb and Hg were detected in several samples and is indicative of VMS-type hydrothermal alteration near a vent. Several zones of weak sporadic base metal mineralization were cut with assays ranging up to 0.2-1.4% Cu, 0.4% Pb, 1.1-2.8% Zn, 2.3-12 g Ag/t over narrow (0.3-0.5 m) intervals. Detailed lithogeochemical analysis of rocks and core in the area could provide a vector towards a VMS deposit.
- The *Wineskin grid area* hosts a strong alteration zone adjacent to an Fe-formation which appears to be the SW strike extension to the Curve Pond massive sulphide zone 3,000 m to the NE. During 2002 the Company drilled two holes (DDH WS02-01 to 02) totalling 259 m into two separate targets. DDH WS02-01 cut a sequence of graphitic argillite and laminated greywacke with a four-meter thick magnetite-chlorite exhalative Fe-formation. DDH WS02-02 intersected 116 m of argillaceous greywackes with finely banded hematite-magnetite mud and hematized rhyolite clasts over 40 m. Although no massive sulphides were intersected in these holes the presence of the exhalative Fe-formation draws a comparison with the Brunswick facies Fe-formation directly associated with the Bathurst New Brunswick VMS deposits.
- The *Midas Gold zone* is within an intense argillic altered and mineralized zone about 200-meter wide and over 800 m long zone within a brittle-ductile shear zone. Messina drilled two short drill holes, DDH's GP02-38 & 39, totalling 166 m. DDH GP02-38 cut the sheared 'mineralized zone' from 52.5 to 57.7 m which averaged 1.46 g Au/t over 5.3 m with one high assay of 4.75 g Au/t over 0.5 m. DDH GP02-39, drilled directly beneath GP02-38 cut the 'mineralized zone' from 81.2 to 89.6 m where it hosted a few weak veins that assayed generally <100 ppb Au.

Considering the extensive and strong auriferous alteration within the prominent shear zone the Midas Gold zone is probably the top gold prospect on the Property and warrants additional work in the future.

During 2002 Messina incurred approximately $176,500 in exploration work, mostly diamond drilling on the Property. The expenditure was claimed in 2003.

12.2 2003 Exploration

During September to December 2003 Messina carried out an historical work compilation and field mapping and prospecting on two separate VMS prospects, the Tulks East VMS zones and the Tulks West copper stockwork zone and two gold prospects, the Midas Gold zone and the newly discovered Eagle Gold zone (Figure 4).

- The mapping and prospecting at the *Tulks East VMS zone* and the *Tulks West VMS zones* helped to extend the alteration and mineralized rocks along strike.
- Prospecting and sampling at the *Midas Gold zone* produced high gold assays.
- Prospecting near the western side of the Property led to new gold zone discovery called the *Eagle Gold zone*. The auriferous quartz veins have been traced along 1,400 m of strike length where they are concentrated in a 5 to 10 m wide subzone within the ~150 m wide sheared alteration zone. Some 17 grab samples from the five outcrops have yielded assays between 5.5 to 56.5 g Au/t; visible gold has been observed in a number of samples.

During 2003 Messina incurred approximately $50,000 in exploration work on the Property, mostly data compilation, field mapping and prospecting.

12.3 2004 Exploration

From January to December 2004 Messina carried out a sustained yearlong exploration program and near year end made the most significant VMS discovery ever in the Tulks Hill volcanic belt. The company's 2004 exploration objective was to expand the sizes of several known VMS deposits and gold zones and to drill along strike from known mineralized zones to find new deposits. Exploration work, mostly diamond drilling concentrated on four main areas (Figure 4).

- The newly discovered *Eagle Gold zone* was drilled in January-February 2004 with five short drill holes (DDH EO04-01 to 05) totalling 366 m along 1,500 m of strike length. The best intersection was in DDH EO04-04, drilled beneath a trench chip sample of the vein which assayed 7.3 g Au/t over 2.0 m; the hole intersected the mineralized zone 25 m vertically below surface and assayed 3.0 g Au/t and 24.1 g Ag/t over 3.1 m. The other four holes cut narrow intervals of low-grade gold values. Messina also collected about 1,100 soil samples over a seven km strike length to the NE of the Eagle Gold zone and detected numerous Au-in- soil anomalies. The Eagle Gold zone and the NE strike extension hold a considerable potential for an orogenic-mesothermal style gold-only mineral deposit.
- Beginning in June 2004 the *Tulks East VMS deposit* had six short holes (DDH TE04-80 to 85) totalling 460 m drilled into the B-Zone and adjacent A-Zone. The four near surface holes (DDH's TE-04-80, 82, 83 and 85) drilled 35 m apart along strike, all cut good-grades of massive sulfides with overall weighted average grades of: 1.1% Cu, 1.3% Pb, 6.6% Zn, 64 g Ag/t & 0.54 g Au/t over an average intersected width of 2.5 m at depths of 8 m to around 65 m vertically below surface (Table 6). DDH TE04-84 intersected the edge of the B-Zone 10 m below surface

with low-grade base metals (i.e. ~1.4% combined Cu+Pb+Zn). The deepest hole, DDH TE04-81 cut good grade sulphides averaging 0.9% Cu, 2.8% Pb, 11.0% Zn, 174 g Ag/t & 1.1 g Au/t over 1.8 m at a depth of 140 m in the B-Zone. These drilling results have confirmed the previous estimated base metal grades of the B-Zone, extended the B-Zone strike length and down plunge extent, shown that a near surface portion of the B-Zone is accessible by open pit techniques deposit and that the Tulks East VMS deposits still have significant room to grow both down plunge and along strike.

- Preliminary metallurgical work (i.e. microscopic evaluations) and mineralogical work on drill cores from the B-Zone indicated that the base metals sulphide minerals have simple grain relationships and textures that will permit a clean separation of sphalerite from chalcopyrite with common metallurgical extraction techniques.
- Prospecting in early December led to the discovery of the '*228 Gold zone*' on Reid Lot 228. Six of seven grab samples from outcropping quartz vein material assayed from 1.6 to 19.3 g Au/t and averaged 9.8 g Au/t. Two of three grab samples from adjacent altered wall rocks assayed 1.1 and 2.7 g Au/t. The significance of this new gold zone is unknown but it certainly warrants additional work.
- In November, on the '*Eagle Gold zone trend*, Messina established 25 km of cut line grid and took 1,100 soil samples over a seven km strike length to the NE of the Eagle Gold zone. Assays revealed numerous soil anomalies consistent with the Eagle gold-style mineralization.
- In early December 2004 Messina made a major new VMS deposit discovery in the second of two holes drilled on the '*Boomerang VMS prospect*'. DDH GA04-11 intersected a 14.6 m thick zone of massive sulphides that graded 0.7% Cu, 4.0% Pb, 13.6% Zn, 102 g Ag/t & 1.0 g Au/t over 13.9 m from 274.7 to 288.6 m at a vertical depth of approximately 240 meters below surface. This hole was a 115 m step out from the first Messina hole ever drilled in the Boomerang zone, DDH GA04-10. This hole intersected a debris flow with sulphide-rich clasts over a 19.8 m interval, which in its entirety assayed 0.1% Cu, 0.4% Pb, 0.7% Zn, 18 g Ag/t & 0.4 g Au/t. Messina immediately continued with exploration-delineation diamond drilling in the Boomerang VMS deposit in January 2005

During 2004 Messina incurred approximately $442,000 in exploration work, mostly diamond drilling, on the Property

12.4 2005 Exploration

During 2005 Messina's exploration efforts were focused mainly on outlining the size and grades of the Boomerang deposit and to search for new deposits along strike of the Boomerang Alteration Zone. Exploration was also carried out on the Tulks East zone and for several km along strike within the Tulks East favorable horizon. The following exploration work was completed during 2005.

- In late January drilling immediately continued on the new *Boomerang VMS discovery*. Drilling continued throughout the year with three to four rigs completing 82 NQ size core holes (DDH GA05-12 to GA05-94) with a total footage of 25,892 m during the calendar year.
- This drilling has outlined the *Boomerang deposit* as a generally high-grade VMS deposit with high base and precious metal grades and good thickness continuity along strike; the deposit has a zonation of higher-grade gold and silver.
- The drilling has partially defined the Boomerang VMS deposit as striking NE for approximately 440 m (from section 2950E to 3350E), averaging around 100 m wide (ranging from 25 to 200 m wide), at a depth of from 180 to 380 m vertically below surface with drill core thicknesses ranging from 1.5 m to 28.9 m. The deposit dips around 85° to the NW with a gently 0° to 15° plunge towards the SW.

- Construction of a significant exploration field camp on the Tulks Valley logging road a few km south of the Boomerang discovery commenced and was completed in late spring.
- Three reconnaissance drill holes attempting to trace the Boomerang deposit to the east were drilled on section 3800E and confirmed the theory that a second productive VMS horizon likely existed several hundred meters below the Boomerang VMS horizon. These holes intersected varying amounts of altered felsic rocks with pyrite and low-grade base metal mineralization. Early 2006 drilling would discover the new *Domino VMS deposit* in this separate horizon.
- In July 2005 Messina contracted an airborne photogrammetry survey over the entire Tulks South Property. This survey will provide high-resolution air photos, orthophoto's and digital elevations for very accurate location and elevation control.
- Approximately 57-line km of old Boomerang grid was re-cut during the year and a detailed magnetometer survey was carried out.
- Compilation of previous exploration work including geological mapping-prospecting, soil geochemical surveys, HLEM and gravity surveys indicated that the favorable Boomerang horizon extends for at least six km along strike. During 2005 Messina drilled three holes (DDH GA05-75, 78 & 80) totaling 1,490 m on section 2600E about 350 m west of the west end of the Boomerang deposit into the Boomerang associated gravity anomaly. This horizon has been traced for an additional 1,600 m to the SW into the Zinc Zone. The holes all cut strongly altered felsic pyroclastics with stringer and disseminated sulphides but no massive sulphides were intersected.
- The *Zinc Zone area* contains favorable and intense alteration in the productive felsic volcanics and has an historical coincident gravity and very high Zn-in-soil geochem anomaly. During 2005 Messina collected 361 soils on lines 1000E to 2100E at the Zinc Zone which is approximately two km SW of and along strike with the Boomerang deposit. These soils, collected over an historical anomalous area, produced a 500 m long multi-element (Cu, Pb, Zn, Ag) soils anomaly with up to 4,400 ppm Zn and 131 ppm Pb. An older gravity survey of the Boomerang area grid showed a prominent gravity anomaly, of similar magnitude as that over the Boomerang-Domino deposits, from the west end of the Boomerang deposit to section 1600E adjacent to the Zinc Zone soils anomaly. Mapping and prospecting located a significant mineralized stockwork zone with variable amounts of sphalerite and galena mineralization. This target area warrants more detailed exploration work and drilling.
- In the *Baxter's Pond alteration area* Messina drilled three holes (DDH BA05-01 to 03) totalling 954 m along a 3.3 km strike length testing the SW area of the 'Boomerang Alteration Zone' VMS horizon. EM and magnetic signatures very similar to those over the Boomerang zone occur along this horizon at Baxter's Pond. All holes cut the favorable altered Boomerang-type rocks. Future work along this extensive favorable horizon should include detailed gravity and lithogeochemical analysis of drill cores.
- During the summer 2005 one day of trenching was done to expose the *'228 Gold Zone'* quartz veins discovered in late 2004. Future work should concentrate on detailed soil sampling and trenching.
- During the fall of 2005 Messina drilled one hole (DDH TE05-86) totalling 450 m into the *Tulks East A-Zone* lens. This hole was a 100-m step out hole from a previous hole which cut 30.5 m of massive sulfides with 'economic grades' over 9.7 m. DDH TE05-86 cut 22.3 m of massive sulphides with a 9.7 m section grading 0.4% Cu, 0.3% Pb, 6.2% Zn, 19 g Ag/t & 0.3 g Au/t at a vertical depth of about 260 m below surface. This intersection extended the down plunge extent of the A-Zone and extended the drilled strike length to 325 m. The VMS deposit is associated with a prominent gravity anomaly, which has a known extent of over 1,000 m beyond DDH TE05-86. More detailed work and drilling in the A-Zone could quickly expand the existing mineral resources.

- Messina cut 120 km of grid lines spaced 100 m apart and carried out a detailed gravity survey (25 m station spacings for 3,800 readings) and detailed magnetic survey (12.5 m stations) over 6,700 m strike length, 1,400 m NE of and 4,500 m SW of the Tulks East VMS deposits into the newly discovered Middle Tulks area. Both the gravity and magnetic survey, along with historical soil sampling should assist in providing more discreet VMS targets.
- In October 2005 Messina discovered by prospecting a new outcropping VMS zone at the *Middle Tulks prospect* some 3,500 m SW of and along strike with the Tulks East deposit. A distinctive zone of massive chlorite-pyrite footwall alteration has been traced along 600 m of strike length and it has a 1.0 m wide zone of massive sulphide carrying significant base metal values; several large angular boulders returned assays up to 5.6% Cu. With this new discovery at the Middle Tulks prospect the favorable VMS horizon has now been extended for over 4 km long from the Tulks East deposits. Detailed soils, gravity and mapping should provide excellent drill targets in this new zone.

The 2005 exploration program by Messina was the most extensive on the Tulks South Property to date. A total of approximately $4,020,000 in exploration expenditures was incurred during this calendar year.

Exploration expenditures incurred under the Tulks South Property Option Agreement from 1999 to the end of 2005 by Messina and others and as filed with and accepted by the Dept. of Natural Resources Mineral Claims Recorders office total $5,163,282 on the Property. Messina has incurred more than the required exploration expenditures (1.75 million) on the Property to earn a 100% interest from Falconbridge on the Tulks South Property. Falconbridge recently acknowledged Messina's earn-in and has transferred full title, subject to the Agreement, to Messina.

12.5 2006 Exploration

Diamond drilling continued with one drill rig during January in delineation of the eastern end of the Boomerang zone. With the new Domino discovery announced in late February 2006 two additional rigs began work by mid-April 2006. Summarized below are the exploration results up to May 5, 2006.

- In January 2006 the second hole of the program intersected high-grade base and precious metals in a new massive sulphide lens, the *'Domino zone'*, at a vertical depth of 475 m below surface and approximately 100 m below the projected eastward strike extension of the Boomerang VMS deposit (Figure 13). This hole, GA06-96, intersected a massive sulphide lens grading 0.5% Cu, 5.5% Pb, 7.3% Zn, 128 g Ag/t & 1.0 g Au/t over 10.6 m (Messina, 2006)
- Up to May 5, 2006 a total of 12 holes (7 abandoned due to deviation problems with the holes targeting a narrow zone) totalling 5,625 m on four sections (sections 3350E to 3800E) to partially define the *Domino VMS deposit*. To date four of these five holes have intersected significant base and precious metal grades.
- This drilling has partially defined a VMS zone with consistently high-grades along a minimum 225 m strike length, which remains open in both directions. The deposit is about 80 m wide and has drill core thicknesses ranging from 1.1 m to 10.6 m. It appears to have a slight 10° plunge to the NE and is approximately 400-550 m vertically below surface.
- The Domino VMS deposit and the Boomerang deposit are directly coincident with a prominent gravity anomaly that is strongest along a strike length of over 800 m from section 3100E to 3900E.

Exploration work and diamond drilling by Messina since 2004 has significantly increased the value and potential of the Tulks South Property. This work was successfully carried out despite the past work done on the property from the early 1960's to 1997, with most of these companies improperly

condemning the areas which had been explored. Messina's two blind discoveries (the Boomerang and Domino VMS deposits) and extensions to other known deposits (Tulks East A-Zone and B-Zone) came as a result of historical data compilations and recognizing the under-explored potential of the extensive alteration and mineralization in favorable rock types and the many associated but unexplained soil geochem anomalies and coincident EM and gravity anomalies. Messina has also firmly dispelled the theory that most of the favorable host rocks in the Tulks Hill volcanic belt have been fully tested to depths of 250 m below surface.

Item 13: DRILLING

During 2004, 2005 and up to April 30, 2006 Messina drilled a total of 117 NQ size core holes with a total meterage of 35,542 meters. The bulk of this drilling was completed at the Boomerang VMS zone with the remainder of holes drilled at four other VMS and gold prospects. Appendix C contains an annual summary of all holes drilled on the Property from 1999 to April 30, 2006.

The goal of the 2004 and 2005 drilling was to define the strike and depth extent of the Tulks East B-Zone and A-Zone and to define the size and grades of the newly discovered Boomerang VMS deposit. Additional drilling on the Eagle Gold zone and the Baxter's Pond VMS zone and along strike of the Boomerang Alteration zone was completed in an effort to expand on known mineralization as well as to locate new mineral deposits. In all cases these drilling programs were successful. Details of these programs are summarized elsewhere in this report and in reports by Sparkes (2003 and 2006).

The drilling contractor for all drilling was New Valley Drilling Inc. of Springdale Newfoundland. All drill moves were accomplished with muskeg/tractors. NQ size tools were used in all cases and the following procedures were used during drilling:

- The collar locations of each drill hole are determined by Messina's senior geological personnel and spotted in the field by a Messina geologist. Holes are initially spotted from older holes if such were available and/or spotted using the existing cut grid or with a GPS. All Messina drill holes and older drill holes in the vicinity are eventually surveyed with an accurate Global Positioning System (GPS) instrument under the supervision of Dudley Burt Land Surveyors of Springdale, Newfoundland. The GPS is a real-time instrument with an accuracy of +/- 3 cm north and east and +/- 5 cm elevation. Actual grid line coordinates are also calculated/measured and entered into the drill logs. Coordinates are in UTM NAD 1983 and elevations are in meters above sea level.
- All drill holes are angle holes and the collar azimuth and dip is set by a Messina geologist. Azimuth is taken with an extended foresight from the drill head and the azimuth of this line direction is measured with a Brunton or Silva-type compass. The drill collar dip is set and measured with an inclinometer on the drill rods in the drill head. During drilling each drill hole is surveyed with a single-shot Tropari compass-inclinometer to provide directional information on the deviation (both azimuth and dip) of the drill hole. All Tropari measurement depths are determined by and taken by the driller under the supervision of a Messina geologist. Measurements are generally taken every 70 to 100 m as the hole advances. The Tropari compass is read by a Messina geologist with magnetic north readings recorded and then corrected to true north readings. The trace of the drill hole is plotted to determine if the hole is on target to intersect the zone of interest. If a hole is deviating too much it may be cancelled and started over again at a different dip angle. A final Tropari reading is usually taken near the bottom of each hole and also at the collar just below the casing in the hole.
- No serious deviation problems have been encountered in the drilling to date however due to the relatively narrow width of the Boomerang and Domino VMS deposits a number of drill holes have deviated enough that the targets would have been missed and these holes were cancelled and started over with a new dip angle. This has occurred in at least seven of the more recent Domino zone drill holes.

- The core of every drill hole is examined at the drill site and notes made by a Messina geologist and passed on to the chief geologist. Drill cores are transported daily to either the Baxter's Pond field exploration camp or the Buchans Junction office-core storage yard where the core is carefully logged and sampled where required.
- Lithological core logging is done by a Messina geologist under the supervision of Messina's chief geologist, Mr. Gerry Squires, P. Geo. who examines the core and checks the hand written drill logs for correctness and continuity of logs between geologists. Many of the key drill holes are fully logged by Mr. Squires. All information is recorded on hand written logs in significant detail and includes the following data:
  - Descriptive geology of various rock types.
  - Alteration types and patterns.
  - Mineralogy of sulphides with visually estimates on the percentage of each sulphide mineral present. Textures, colours, grain sizes and other lithological details of the sulphides are recorded.
  - Lithological and mineralogical contacts and attitudes (i.e. core angles).
  - Structural features such as cleavage, foliation, schistosity, lineations, shearing and fault zones and attitudes of these structures.
  - Core loss and percent core recovery.
  - Rock quality designation (RQD) measurements were begun at DDH GA05-60 and should be done on all previous drill holes.
  - Photographs of the more interesting sections, especially massive sulphide zones; various geological details are photographed with close ups.
  - The usual drill log header information such as grid and UTM coordinates, elevation, dates, geologist logging, dates, azimuths and dips at collar and down the hole, etc. are recorded.

At the present time, most of these hand written drill logs are not yet typed verbatim however this should be standard practice on every hole. Presently every drill hole is summarized digitally in MS Word and such digital summary drill logs include all the Hole ID and collar survey data, the down-the-hole survey data, lithological rock data and secondary rock codes with meterage details for each code and all assayed intervals and assay data for Cu, Pb, Zn, Ag and Au only. Messina has developed a comprehensive digital rock code for the project; 71 codes for various rock and/or lithological types, 8 codes for various alteration facies and 21 codes for various types and styles of mineralization and sulphides.

All drill logs are also entered into Surpac's 'Drill King' database for detailed plotting of cross and longitudinal sections and for data manipulation. The following data for all holes is entered into separate worksheets in Drill King-MS Access database:

- Collar survey data.
- Down the hole survey data.
- Rock codes (includes lithology and alteration types).
- Lithochemistry when ever such samples are taken.
- Core angles of contacts, structures and such other linear features.
- Assays for Cu, Pb, Zn, Ag and Au only.
- Specific gravity (every mineralized sample sent for assay has its specific gravity measured).

Appendix C contains a summary of all holes drilled by Messina and related companies from 1999 to April 30, 2006 under the original 1999 Noranda Option Agreement.

Item 14: SAMPLING METHOD and APPROACH

14.1 Previous Drill Programs

Previous drilling by Asarco, Abitibi, BP Canada and Noranda would have been AQ and BQ-size drill core. Mineralized sample intervals would have been taken based on geology-mineralization and likely not dictated by a specific (i.e. 1 to 1.5 m) standard core length alone. All sampling would have been done directly under the supervision of an experienced company geologist with all sample intervals clearly marked for splitting. Most if not all of these cores would have been cut with a mechanical core splitter with half of the core saved for possible future study. A number of these drill hole cores would have been stored in the government core storage facilities in Buchans.

14.2 Messina Drill Programs - Sampling Procedures

The majority of Messina's drill core since 2003 has been NQ size. Drill core recovery in all drilling holes is very high, generally exceeding 95-98% with moderate losses (20-30%) only at major fault-shear zones.

Mineralized drill core intervals are logged and marked by a Messina geologist based upon geological characteristics and mineralogy and not necessarily at regularly spaced 1.0 to 1.5 meter intervals. Maximum sample length is generally less than 1.5 m. The sampling procedure is as follows:

- A Messina geologist, immediately after logging is complete, marks up the mineralized sample intervals with a red crayon. Each sample length has a red crayon line drawn the along the length of the core for more accurate cutting with the saw.
- Each sample interval has a visual estimate done on the sulphide content and estimates on the percent of base metals and or chalcopyrite-galena-sphalerite and other mineralogy.
- All samples are contiguous with no blank intervals in between sampled intervals.
- Sample tags are placed in a plastic 'ziploc'-type bag and stapled into the core box at the beginning of each sample interval.
- All of the above pertinent core logging information is written up into each drill log.
- Samples of marked drill core are split in half lengthwise with a diamond-bladed core saw by a Messina technician.
- Separate samples, around 1.5 m in length, are assayed at least three meters on either side of significant mineralization.
- All split samples are measured for specific gravity (density) at the Buchans Junction office where a very accurate (+/-0.5 gram) weigh scale is used.
- Sawn samples are collected in large, new, clear plastic sample bags; the corresponding sample tag is placed in the bag and the bag is tied. Lots of 10 to 15 samples are put into shipping fibre bags that are also sealed and marked.
- Samples are trucked by Messina personnel to Eastern Analytical Labs in Springdale, Newfoundland.
- All drill core is stored at Messina's office in Buchan's Junction.
- The end of each box is well marked with aluminum labels showing DDH No., footages and box number.

In ***FORTIS'*** opinion the drill hole logging and sampling procedures used by Messina conform to standard industry practice in general and there are no factors that would have resulted in sample bias. However considering the importance of the three known VMS deposits on the Property to date and the significant drill results emerging from the past two years drill programs ***FORTIS*** recommends

that Messina should have employed at least two full time geological technicians to assist the company geologists with the following important tasks:

- A geological technician should be employed on a full time basis for RQD logging at the drill shack, photographing drill core, sawing all mineralized cores and upkeep of geological and sample records in databases in addition to assisting and running the GIS mapping and mineral deposit modeling programs.
- RQD (rock quality designation) logging should be done for 30-50 m above and below all mineralized intervals. This logging should be done ideally at the drill shack prior to much movement and breakage of the drill core. If this is not practical, RQD logging should be done at the core logging facility prior to being geologically logged and core sampled.
- These technicians should be computer literate and well trained in using databases and critical software programs such as a GIS program (MapInfo or ArcView), a drill logging database system such as Drill King and a section generating and geological modeling program such as Surpac or GemCom.

FORTIS recommends several items for improvement to core logging and sample preservation including:

- All drill cores (from top to bottom of each hole) should be digitally photographed; at least three core boxes can be placed together in each photograph and zones of geological-mineralogical interest should have close up photographs taken. Each photo should be labeled with DDH No and core box number/footages marked on a sheet of paper in each photo. Photo's should be taken on dry cores and then wetted down and photographed again. The logging geologist can take detailed close-ups of geological features as he is logging core; again each photo should be properly labeled on a piece of paper in each photo. Digital photo's for each drill hole should be properly stored in the digital drill hole file.
- Each wooden footage tag placed by the driller should, during Messina's core logging, have a strong aluminum tag stapled into the core box with the corresponding depth in meters and feet in brackets (i.e. 185 m (607')).
- Similarly the mineralized core sample intervals should have the sample number and depths of the sample (i.e. # 56703; 125.52 to 126.52 m) marked on an aluminum tag and stapled to the core box along with the paper sample tag.
- Every bagged core sample submitted for analysis should have an aluminum tag with the corresponding paper tag sample number written on it; obvious care should be taken that the sample number to be written on the aluminum tag is the same as the paper sample tag. This will help ensure the survival of the sample number in the likely event the paper tag becomes obliterated/destroyed during trucking and handling to the lab especially in wet or damp samples rich in sulphides. In addition the sample number should be written on the outside of the sample bag with a black felt tip marker for future ease of sorting samples. The lab should place both tags back in the sample rejects.
- All samples should be measured for specific gravity using the entire core sample and not on sawn half cores. Weighing the entire core sample interval will give a larger sample and a more accurate SG determination.
- Every core pulp and reject sample should be returned from Eastern Analytical and securely stored at Messina s office-warehouse in Buchan's Junction. This will greatly facilitate future analytical work and provide samples for future metallurgical sampling testing. This will also ensure the survival of saved half core sample in the core boxes.

Item 15 SAMPLE PREPARATION, ANALYSES and SECURITY

15.1 Pre 2003 Sample Preparation & Analysis

No detailed records remain on the preparation and analytical procedures used by previous companies on the Property. However it is known that Asarco split their cores with a mechanical core splitter and initially had the cores analyzed by the old-fashioned 'wet chemical analysis' methods at their own laboratory facilities in Buchans. In latter years Asarco employed an 'atomic absorption' (AA) instrument with 'wet chemical analysis' determinations as a fall back. Abitibi-Price and BP Canada would have used similar mechanical core splitters and used the local laboratories in Springdale (Atlantic Analytical, now Eastern Analytical Labs) and/or Pasadena (Chemex Labs or Acme Labs), Newfoundland. All of these samples would have been AA techniques with fire assay-AA finish for precious metals. Noranda would have used these same analytical methods at both Eastern Analytical Labs or Noranda's own lab in Bathurst New Brunswick. In all cases the sampling techniques and analytical procedures employed would have been acceptable by today's standards.

15.2 Sample Preparation & Analysis by Messina

The following procedures are performed by Messina personnel in drill core sampling:

- All drill cores are marked longitudinally by a Messina geologist and sawn in half using a diamond bladed saw at Messina's Baxter's Pond field camp or at the Buchans Junction field office.
- Each sample is sawed lengthwise with a diamond core saw, washed and bagged in a clean new plastic bag.
- A sample tag is placed inside each bag and the bag stapled shut.
- Each sawn sample has its specific gravity determined by an accurate weigh scale at the Buchans Junction field office.
- Batches of 25 samples were boxed and transported by an employee directly to Eastern Analytical Labs in Springdale, Newfoundland.

The following sample preparation and analytical procedures are used by Eastern Analytical Lab for all Messina rock and core samples (Graham Smith, Chief Lab Technician, Eastern Analytical Labs Ltd., pers. comm., 2006):

- Once the samples are received by Eastern, the samples are sorted by sample number to ensure no samples are missing. Eastern opens each sample bag and places the entire core sample along with a labeled envelope in separate clean aluminum metal trays for drying, usually in a low heat environment (~100°C) for 8 to 12 hours.
- When dry, the entire sample is crushed in a Rhino jaw crusher to approximately 75% passing –10 mesh all of which is riffled through a Jones-type riffler; 25% of this (approximately 250 to 300 grams) is collected for pulverizing and the remaining 75% of the –10 mesh sample is saved in the original sample bag as the 'coarse reject' portion. The original sample tags are placed back into this bag.
- The 25% of the collected 75% -10 mesh sample or approximately 250 to 300 grams is fully pulverized in a ring mill to 98% passing –150 mesh. This 'pulp', usually around 200-300 grams, is then rolled and mixed by hand for 30 seconds on a piece of kraft paper.
- Once rolled the pulp is put in a labeled kraft envelope for immediate analysis.

- The ring pulverizers and jaw crushers are cleaned with silica sand when changing clients. The sample prep technician also inspects the rings and bowls after each sample and silica sand is used to clean equipment as needed.
- The following assay procedure are used for Cu, Pb, Zn and Ag analysis:
- For the base metals a 0.20 gram sample is digested in a beaker with 10 ml of nitric acid and 5 ml of hydrochloric acid for 45 minutes. Samples are then transferred to 100 ml volumetric flasks and then analyzed on a Varian AA (Atomic Absorption Spectro-Photometer). The lower detection limit is 0.01% for all base metals with no upper detection limit.
- For silver a 1000 mg sample is digested in a 500 ml beaker with 10 ml of hydrochloric acid and 10 ml of nitric acid with the cover left on for 1 hour. Covers are removed and the liquid allowed to evaporate to a moist paste. Add 25 ml of hydrochloric acid and 25 ml of deionized water, heat gently and swirl to dissolve solids. Samples are cooled, transferred to 100 ml volumetric flasks and analyzed on the AA. The lower detection limit is 0.34 ppm (0.01 oz Ag/t) with no upper detection limit. .
- Gold is determined in every sample by the fire assay technique. The sample is weighed (15 or 30 grams) into an earthen crucible containing PBO fluxes and then mixed. Silver nitrate is then added and the sample is fused in a fire assay oven to obtain a liquid which is poured into a mold and let to cool. The lead button is then separated from the slag and cupelled in the fire assay oven which obtains a silver bead which contains the gold. The silver is removed with nitric acid and then hydrochloric acid is added. After cooling, deionized water is added to bring the sample up to a preset volume. Then the sample is analyzed by Atomic Absorption.
- Eastern Analytical uses government certified standards made by Canmet. Duplicates, blanks, internal standards and Canmet standards are inserted between every 40 samples to maintain quality control.
- No other independent commercial rock standards or blanks are used by Messina.
- Random customer sample-pulps are selected at the end of each day and analyzed the following day to check data accuracy. A number of customer samples are sent periodically to another laboratory for quality control checks as well. At the end of each day Eastern's recording technician and chief technician verify the results before the data is sent off to clients.
- In addition to Eastern's quality control procedures Messina has instructed the lab to air-courier a split of the pulp of every third core sample to ALS Chemex Labs in Vancouver for analysis by ICP-AES, AA, etc. Approximately 150 check samples of drill core from Messina's Boomerang and Domino deposits have been taken to date and compared to the original Eastern Analytical results. Preliminary plots have been produced and no abnormal results were detected.
- All analytical results are immediately emailed from Eastern Analytical and Chemex Labs to Messina's Vancouver office and the original signed analytical certificates are mailed to Messina.
- All pulps are stored at Eastern Analytical Labs for 30 days and coarse rejects 90 days.

To date there have been no concerns or serious discrepancies with Eastern's analysis, standards or quality control or Chemex's check analysis. All assays are entered directly into the digital database by Messina's Vancouver office and compared with the Messina's field geologist's visual estimates of chalcopyrite, galena, sphalerite and other sulphides. No serious discrepancies in the visual estimates vs. the chemical values of Cu, Pb or Zn have been noted by Messina's geologists (Gerry Squires and Kerry Sparkes, pers. comm., 2006). In the case of Ag and Au, all of Eastern Analytical's assays and the Chemex check analysis have shown remarkable similarities.

In ***FORTIS'*** opinion the handling of the drill core samples, their chemical analysis and checks conform to industry standards.

15.3 Assay Quality Assurance and Quality Control by Messina

The quality assurance and quality control (QA/QC) procedures used by Messina and Eastern Analytical Labs have been reviewed by ***FORTIS*** and these are summarized below:

- Core samples are handled only by authorized Messina personnel from the drill shack to the analytical laboratory. The bags or boxes containing the shipped samples are tied or taped and during transportation to the lab are under the direct care of a Messina employee or senior contract personnel.
- Each sample is given a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the sawn drill core is stored on-site at either Messina's Buchans Junction office or Baxter's Pond field camp as a control sample and is available for review and re-sampling if required.
- Messina core samplers wash and clean the sawn core of each sample before placing in a sample bag.
- In Eastern's lab only qualified and authorized lab technicians are permitted to handle the samples; there is no indication on the Messina shipping forms or sample bags as to whether samples contain low-grade or high-grade mineralization.
- To date Messina has not inserted their own sample blanks or known control standards in their sample streams.
- Eastern Analytical inserts one of their commercial duplicates, blanks, internal standards and/or Canmet standards between every 40th samples to maintain quality control.
- Random samples are selected at the end of each day and analyzed the following day to check data accuracy. At the end of each day Eastern's recording technician and chief technician verify the results before the data is sent off to clients.
- A number of samples are sent periodically to another laboratory for quality control checks as well.
- Messina has also instructed Eastern Analytical to take a large pulp from every third sample and periodically ship these by air-courier to Chemex Labs in Vancouver. These pulps are analyzed by ICP-AES for 32 elements and by ore-grade atomic absorption (AA) techniques if high-grades of Cu, Pb, Zn, Ag or Au (fire assay-AA finish) are detected. To date approximately 150 check samples have been taken.
- The most important check on the analytical results is comparing the Cu, Pb and Zn analysis to Messina's geologists visual percentage estimates of chalcopyrite, galena and sphalerite present in the core samples. The check comparison of grades between the two labs is essentially a comparison of the labs results as in general, two separate labs analysis on the same pulp will not vary significantly. A new prepared pulp from the coarse reject and analyzed by the second lab would be a better comparison of grades.

These check results are reported within the analysis certificate sent to Messina. No serious discrepancies have been reported to date.

15.4 Check Assays

There are no records indicating how many check assays were done on core samples prior to Messina's drill programs, which commenced in 2004. All of this past drilling was completed by senior mineral exploration companies with experienced and reputable geologists supervising the

sampling of all cores and these companies all used reliable and reputable labs. There are no reports of assay discrepancies in the historical reports.

Messina has kept Eastern Analytical Labs under scrutiny by having 156 random drill core samples from their Tulks South Property (Boomerang and Domino VMS deposits) reanalyzed at Chemex Labs in Vancouver using different analytical techniques.

Messina has instructed Eastern Analytical to take a pulp from every third sample and periodically ship these by air-courier to ALS Chemex Labs in Vancouver. These pulps are analyzed by:

- ICP-AES (aqua regia digestion) for 34 elements including Cu, Pb, Zn and Ag. If 'ore-grades' of >10,000 ppm Cu, Pb and Zn and >6.0 ppm Ag are returned, the samples are re-analyzed by AA with an aqua regia digestion. If Ag is then >1,500 ppm it is reassayed by gravimetric fire assay.
- All samples are assayed for Au by 30-gram fire assay with an AA finish. High-grade assays (>100 ppm Au) are reassayed by gravimetric fire assay.
- All samples are analyzed for mercury (Hg) by cold vapour/AA.
- Every pulp has a specific gravity (rock density) determination done.

The most important check on the analytical results is comparing the Cu, Pb and Zn analysis to Messina's geologist's visual percentage estimates of chalcopyrite, galena and sphalerite present in the core samples. The check comparison of grades between the two labs is essentially a comparison of the labs results as in general two separate labs analysis on the same pulp will not vary significantly. A new prepared pulp from the coarse reject and analyzed by the second lab would be a better comparison of grades.

The comparative results of the two labs analysis on the 156 core samples are given in Appendix D, summarized below in Table 7 and graphic plots are presented in Figure 25. In general there is a very slight but insignificant difference between the two labs. Figure 25 show plots of the checked assay results of Cu, Pb, Zn, Ag and Au at the two labs. The comparative values all have very high 'R^2 correlation factors' of around 0.98 (an R^2 value of 1 is 100% comparable with no differences between the two values). In general Eastern Analytical is, on average, approximately 9.4% lower in their reported Cu analysis compared to Chemex's check results (with an R^2 value of 0.986); 3.1 % higher in their Pb analysis (with an R^2 value of 0.980), 0.6 % higher in their Zn analysis (with an R^2 value of 0.960), 3.3 % higher in their Ag analysis (with an R^2 value of 0.985) and 5.0 % lower in their Au assays (with an R^2 value of 0.984). In their diamond drill logs, reported values and all press releases, Messina uses the results as reported by Eastern Analytical Labs. The Chemex results are used only as a confirmation and to provide confidence to the Eastern Analytical results.

Table 7: Comparison of assay results between Eastern Analytical Labs and ALS Chemex Labs.

	Eastern Cu ppm	*Chemex Cu ppm*	**Eastern Pb ppm**	*Chemex Pb ppm*	**Eastern Zn ppm**	*Chemex Zn ppm*	**Eastern Ag g/t**	*Chemex Ag ppm*	**Eastern Au ppb**	*Chemex Au ppb*
Sums of 156 samples	790,763	864,705	4,257,127	4,125,656	10,569,010	10,503,541	15,331	14,824	236,449	248,321
Averages	5,069	5,543	27,289	26,447	67,750	67,330	98	95	1,516	1,592
% difference		**9.4%**		**-3.1%**		**-0.6%**		**-3.3%**		**5.0%**
R2 Correlation Factor		0.986		*0.980*		*0.960*		*0.985*		*0.984*


Copper
Chemex Cu
Eastern Cu (ppm)


Lead
Eastern Pb (ppm)


Zinc
Eastern Zn (ppm)


Silver
Chemex Ag
Eastern Ag (ppm)


Gold
Chemex Au (ppm)
Eastern Au (ppb)
y = 0.001x
R² = 0.9835

Figure 25: Graph plots of Cu, Pb, Zn, Ag and Au assay comparisons between Eastern Analytical Labs and ALS Chemex Labs.

15.5 Other Samples

Since 2003 Messina has collected rocks samples and several thousand soil samples from various grids on the Property. Although these samples are not as critical as the above described drill core samples they are also important. All samples were subject to similar protocols for packing and shipping to Eastern Analytical Labs and underwent industry standard preps and similar geochemical analytical techniques with similar standard inserts and lab checks. None of these samples were sent to Chemex Labs for checking.

In addition, some rock samples were collected from both drill cores and surface outcrops from various VMS zones for detailed lithogeochemical analysis. All samples were prepped at Eastern Analytical Labs and a large pulp was air-couriered to Chemex Labs for detailed litho analysis.

The geochemical results of these litho-rock and soil analysis was not reviewed by ***FORTIS*** but they can be considered to be of significant importance to Messina in their exploration programs. ***FORTIS*** has no concerns as to the veracity of these results as used in-house by Messina.

15.6 Sample Security

The procedures for sample security and protocol are summarized in several headings above in this **Item 15**. From our recent discussions with both Messina personnel (Gerry Squires, Kevin Regular and Kerry Sparkes) and Eastern Analytical Labs personnel (Graham Smith, Lab Manager) ***FORTIS*** is satisfied that sample security procedures and checks are sufficient in keeping with industry standards.

Item 16 DATA VERIFICATION

16.1 Pre 2003 Data Verification

There are no records indicating if data verification through check assays on drill cores were done prior to Messina's drill programs, which commenced in 2003. Senior mineral exploration companies completed all of this past drill core sampling with experienced and reputable geologists logging the cores and supervising the sampling of all cores; these companies all used reliable and reputable labs. There is little doubt that the visual estimates of base metals would have been used as a check against the analytical values of each element and any discrepancies would have been reanalyzed. The only historical area of significant grades on VMS zones on the Property would have been the Tulks East VMS deposits. Recent drilling here by Messina has confirmed that the base metal grades are similar if not higher in value than historical drilling indicated.

16.2 Data Verification by Messina

Since 2003 all exploration and definition drilling data verification and quality control has been done by senior Messina personnel; initially Peter Tallman, P. Geo. and since 2005 by, principally Kerry Sparkes, P. Geo. and also Gerry Squires, P. Geo. The quality and reliability of the data obtained from the recent drilling programs is reviewed and verified by Kerry Sparkes, P. Geo., Vice President of Exploration, who is a Qualified Person in accordance with NI 43-101.

16.3 Independent Sampling by *FORTIS*

FORTIS did not collect any samples from the Project. Because of the generally obvious and visual nature of the mineralization it was not deemed necessary. The author of this Report did however carefully examine the thick mineralized sections of sawn drill cores from six recent and separate holes drilled in the Boomerang deposit and visually estimated the percentage of sulfides and base metal minerals and converted these mineralogical estimates to Cu, Pb and Zn grades. The six holes are stored at Messina's Buchans Junction office-warehouse. These visual estimates were done on a Messina sample-by-sample basis using their sample numbers and intervals. The author then compared his visual estimates to the Messina drill log visual estimate and the assay value entered in the drill log. In 80% to 90% of the cases the author of this Technical Report was in very close agreement with both the Messina visual mineralogical estimate and/or the assay grade for each interval. In 10% to 20% of the author's estimates some discrepancies were noted and in rechecking the author agreed with the assays. ***FORTIS*** has no concerns as to the veracity of the drill core assay results as used by Messina.

The author spent several hours on the cut line grid over the Boomerang deposit and observed the well-marked drill casings of all drill holes on section lines 33+00E to 36+00E. The author measured the drill collar UTM coordinates of a number of the marked drill casings with a hand held GPS unit. These coordinates matched those accurately surveyed UTM coordinates in Messina's drill logs by +/- 8 to 10 meters (i.e. the limit of accuracy of the handheld GPS unit).

The author spent time with Messina exploration personnel in reviewing their core logging and data recording procedures and is satisfied that their current practices are more than sufficient in recording geological details and is well within industry standards. Their core sampling methods are done with good planning and care with sample length and spacings based more on geological-mineralogical controls than on a simple standard sample length of 1.5 m for example. Good detail is paid to rock

lithologies, alteration, mineralization and structure with sufficient core angle measurements of contacts, veining, shears and other structures (see **Item 13: Drilling**). In addition Messina has weighed the density of every mineralized sample sent for assay and hence has created a major database to determine rock densities at various base metal grades. Messina has also initiated RQD measurements on rock sections 10 meters above and below all mineralized sections on all drill holes since drill hole GA05-60.

In ***FORTIS'*** opinion the quality of Messina's exploration work and drill hole logging recording procedures are well within industry standards.

Item 17: ADJACENT PROPERTIES

There are at least four significant adjacent properties to Messina's Tulks South Property as defined by NI 43-101 that contain significant resources of VMS base metals or gold deposits including: the Tulks property; Long Lake property; Valentine Lake property; Tulks North Property. These are briefly described below and the various mineral deposits are shown on Figures 3 and 4. Detailed descriptions are included in **Item 11: Mineralization** above.

The summaries below may quote mineral resources and/or drill hole grades that were all taken from information released by the respective companies holding the adjacent properties. These significant deposits and/or drill intersections are summarized in Table 3. **While some of these resource quotes were recently estimated by the various referenced companies under NI 43-101 guide lines and hence are 43-101 compliant, other quoted resources and/or drill hole grades are historical in nature, predate and are non-compliant with NI 43-101. *FORTIS* has not undertaken any independent investigation of these historical resource estimates nor has it independently analyzed the results of previous exploration work in order to verify the resources and therefore these historical estimates should not be relied upon. However, *FORTIS* believes that these historical estimates and the 43-101 compliant resource estimates are relevant to the overall potential of both the region and the Tulks South Property.**

17.1 Tulks Property

The Tulks property hosting the Tulks Hill VMS deposit is contained within 16 mineral claims totally enclosed by Messina's Tulks South Property within Reid Lot 228 and is approximately 14 km NE of and 6 km SW of and generally along strike with the Boomerang-Domino deposit and the Tulks East VMS deposits respectively (Figures 3 and 4). These claims are held by Buchans River Ltd. of St. John's Nfld and have recently been optioned to Prominex Resources. The *Tulks Hill deposit* consists of four stratiform adjacent lenses of massive sulphides with a **NI 43-101 non-compliant** resource (Table 2) of 720,000 tonnes grading 1.3% Cu, 2.0% Pb, 5.6% Zn, 41 g Ag/t & 0.4 g Au/t (Jambor & Barbour, 1987). The mineralization is within NE trending felsic volcanics of the Tulks Hill volcanics. Mineralization consists of up to 70% pyrite with sphalerite, galena and chalcopyrite with variably amounts of arsenopyrite, tetrahedrite-tennantite and pyrrhotite. The felsic pyroclastic units hosting this deposit are the same or stratigraphically very close to the same horizon as that hosting the Boomerang-Domino deposits, the Tulks East deposits and other VMS deposits to the NE. Excellent descriptions of this deposit are in Jambor & Barbour, 1987; McKenzie et al., 1993 and Evans and Kean, 2002.

17.2 Long Lake Property

The Long Lake property lies adjacent to the NE side of the Tulks South Property (Figures 2, 3 & 4) and is under option from Falconbridge-Noranda by Messina Minerals Inc. Messina is currently earning a 100% interest in the property. A portion of the property was recently sub-optioned to Aldrin Resources Ltd. The Long Lake property contains the significant Long Lake Main VMS deposit, which occurs in the Long Lake volcanic belt and is approximately 21 km ENE from the Boomerang-Domino deposits and 8 km SSE from the Tulks East deposits (Figure 3 and 4). Discovered in 1994 by Noranda this deposit is a narrow, high-grade, baritic VMS deposit that has been traced by widely spaced diamond drilling over a 400 m strike length and to depths of 500 m vertically below surface (Table 2). It contains a **NI 43-101 non-compliant**, high-grade 'geological

resource', based on five high-grade drill holes on one section of 560,000 tonnes grading 2.2% Cu, 1.3% Pb, 16.0% Zn. 38 g Ag/t & 0.9 g Au/t with an average true thickness of 2.3 m (Noranda Exploration Ltd., 1998). Including eight additional wider spaced, lower-grade drill holes on five sections over 400 m of strike length (13 holes in total) would expand this 'resource' to 970,000 tonnes grading 1.7% Cu, 1.3% Pb, 10.9% Zn, 33 g Ag/t & 0.8 g Au/t with an average true thickness of 1.7 m (Noranda, 1998 and Alto Minerals Inc., 1999).

Exploration drilling along strike 800 m and 1,100 m to NE of this deposit has intersected several narrow high-grade VMS zones grading 0.4% Cu, 4.4% Pb, 31.2% Zn over 0.8 m (South zone) and 0.2% Cu, 1.7% Pb, 24.8% Zn, 28 g Ag/t & tr Au over 0.3 m (East zone) (Noranda, 1998).

17.3 Tulks North Property

The Tulks North property lies contiguous to and at the NE end of the Tulks South Property and is owned by Royal Roads Corp. of Calgary, Alberta which earned a 100% interest in the claims from Falconbridge-Noranda in early 2004. This property is host to numerous VMS-type mineral zones and the Daniels Pond VMS deposit all of which are hosted in altered felsic volcanic rocks of the Tulks Hill volcanic rocks. The main VMS mineralized horizon is thought to be the same or stratigraphically similar horizon as that which hosts the Boomerang-Domino, Tulks Hill and Tulks East VMS deposits plus several other VMS deposits to the NE of the Daniels Pond deposit; this would give this productive VMS horizon a strike length of over 60 km (Figure 3).

The Daniels Pond VMS deposit (Table 2) was discovered in 1989 by BP Canada as a soil geochem anomaly. Typical VMS-style mineralization is hosted in strongly deformed quartz-sericite schists, originally a pyritic felsic volcaniclastic-tuff. The mineralized zone has been traced along strike for over 1,200 m to a maximum vertical depth of 325 m and ranges from a few cm up to 5 m wide. Barite is present in and adjacent to the zone and the mineralization is unusually rich in silver via the presence of tetrahedrite-tennantite and native silver. Drilling of some 50 drill holes by BP, Noranda and Royal Roads has defined a **NI 43-101 compliant** 'inferred mineral resource' of 1,810,000 tonnes grading 0.4% Cu, 3.6% Pb, 6.8% Zn, 163 g Ag/t & 0.5 g Au/t using a Zn cut off grade of 2.0% and a density (specific gravity) of 4.0 (Royal Roads Corp, 2004).

The Daniels Pond deposit is still open along strike and at depth. In addition the Tulks North property has numerous VMS targets with considerable exploration potential.

17.4 Valentine Lake Property

The Valentine Lake Property occurs about 10 km immediately east of the Tulks South Property and adjacent to the SE side of the Long Lake Property (Figure 3). The property is under option from Falconbridge-Noranda to Mountain Lake Resources Inc., which company is earning a 100% interest in the claims from Falconbridge by incurring $3.25 million by 2007. In November 2003 Mountain Lake sub-optioned the property to Richmont Mines Ltd. where by Richmont could earn a 70% interest by incurring $2.5 million in exploration by 2007. The most important asset on the Valentine Lake property is the Valentine Lake gold deposit, discovered by BP Canada in 1986 by prospecting and soil geochem surveys. BP drilled some 51 shallow drill holes into the two main gold zones along approximately 3,000 m of strike length and defined an auriferous quartz-tourmaline vein system cutting upper Precambrian quartz monzonite intrusive; BP's best intersection was 9.1 g Au/t over 9.6 m and numerous isolated drill hole intersections remained untested. Noranda did no further drilling on the partially outlined gold deposits and in 1999 they optioned the property to Mountain

Lake Resources, which carried out several phases of drilling with good gold results. In 2004 Richmont drilled an additional 24 holes totalling 6,966 m and in December 2004 they produced a 43-101 compliant 'inferred mineral resource' of 1,314,700 tonnes grading 10.5 g Au/t (or 8.5 g Au/t cutting assays down to 58 g Au/t) for a gold resource of 359,477 ounces of gold (Table 2) (Mountain Lake Resources Inc., 2006; Richmont Mines Ltd. 2006). Cut off grade used was 5 g Au/t, minimum width was 3.0 meters and a rock density of 2.7 tonnes per m^3 was used.

The auriferous contact zone has been traced for over 25 km along strike (Figure 3) of which less than 20% has been drill tested (Mountain Lake Resources Inc., 2006). A significant potential remains on the property for significant gold resources.

17.5 Tally Pond Property

The Tally Pond Property occurs about 46 km ENE of the Tulks South Property (Figure 3) and is within the economically important Tally Pond volcanic belt, a bimodal volcanic belt with many similarities to the Tulks Hill volcanic belt. The Tally Pond Property contains numerous mineralized zones and alteration zones, all with a very high VMS potential. The two main deposits in the Tally Pond Property, the Duck Pond and Boundary deposits are the largest VMS deposits in Newfoundland outside of the Buchans base metal camp. Aur Resources Inc., the 100% owner of the property has announced a production decision on the Duck Pond and Boundary deposits and underground development and mill construction is presently underway with a completion date for the mill of the last quarter 2006. Noranda discovered these deposits in the early and mid 1980's by prospecting and deep drilling (~250 m below surface). A May 2001 detailed mine feasibility study by MRDI Canada determined that the 'proven and probable mineral reserves' (i.e. **43-101 compliant**) in the main deposits totaled 5,210,000 tonnes grading 3.3% Cu, 0.9% Pb, 5.8% Zn, 59 g Ag/t & 0.8 g Au/t (Table 2) (Aur Resources Inc., December 6, 2001). An additional 1,090,000 tonnes at similar grades at the Duck Pond deposits are classed as 'inferred mineral resources' (Table 2). A development and operating plan for these deposits has been prepared which indicates that a 1,500 tonne per day mining operation, lasting over an eight-year mine life, could be constructed for approximately $79 million (Aur Resources Inc., Dec 6, 2001).

Numerous other, generally untested VMS and gold showings and significant zones exist on adjacent properties; most are not seriously drilled and none have mineral resources published to date.

Item 18 MINERAL PROCESSING and METALLURGICAL TESTING

No mineral processing metallurgical testing has been done on any of the mineral zones or deposits on the Property. However several mineralogical studies have been undertaken by Messina on the Tulks East B-Zone deposit, one of which has yielded preliminary metallurgical characteristics of the B-Zone massive sulphide deposit.

In 1984 and 1986 mineralogical studies were carried out on the adjacent Tulks Hill VMS deposit which revealed a host of mineralogical features (tetrahedrite-tennantite sulphosalts, argentian gold and minor secondary base metal rich sulphides) associated with the massive sulphides. Details can be found in papers by Jambor, 1984 and Jambor & Barbour, 1987.

In 2004 Messina carried out two mineralogical studies on their 2004 drill core from the Tulks East B-Zone deposit. The first study by SGS Lakefield Research Ltd. was a thin section and polished section analysis of two drill core samples (Lane, 2004a).

- Sample TE82-51.3 taken from DDH TE04-82 at meterage 51.3 m was a pyritic chalcopyrite-rich sample from a drill core section with average grades of 0.5% Cu, 0.9% Pb, 5.5% Zn, 56 g Ag/t & 0.6 g Au/t over 5.4 m. It showed the rock was deformed, sulphide-rich (51%) and crudely banded in a fine-grained pyritic (34%) matrix with Cu-Zn-Pb sulphide-rich bands and patched interstitial to and intergrown with a mineralogical 40% carbonate-rich gangue. The chalcopyrite (5%), galena (trace) and sphalerite (12%) are intergrown with each other but there is no serious 'chalcopyrite disease'; sphalerite usually rims chalcopyrite grains. The observed grain sizes and textures should permit a clean separation of Zn from Cu with a 400-mesh grind. The high carbonate content is expected to help to neutralize pyrite in the tails.
- Sample TE80-11.6 taken from DDH TE04-80 at meterage 11.6 m was pyritic but a more sphalerite vs. chalcopyrite-rich sample from a drill core section with average grades of 0.6% Cu, 0.7% Pb, 7.5% Zn, 45 g Ag/t & 0.6 g Au/t over 2.6 m. The sample was a banded pyritic (35%) and carbonate-rich (42%) rock with anhedral grains of sphalerite (14%), chalcopyrite (1%) and minor galena (trace). Minor intermixed blebs of all sulphides occur with each other except that chalcopyrite is fairly inclusion free. As with the above sample the observed grain sizes and textures should permit a clean separation of the pyrite from sphalerite and Zn from Cu with a 400-mesh grind. The high carbonate content is expected to help to neutralize pyrite in the tails.

The second study, also undertaken by SGS Lakefield Research Ltd. was a mineralogical evaluation analysis of two separate drill core samples. These cores underwent a four screen size (10 to 400 Tyler mesh) separation followed by analysis of modal abundance, particle size and liberation characteristics of the five separate mesh size fractions. Polished sections of each fraction were prepared and evaluated with petrographic microscope equipped with an Automated Digital Imaging System (ADIS) (Lane, 2004b).

- Sample TE04-81 taken from DDH TE04-81 at meterage 51.3 m was a carbonate +/- silicate gangue (~44%) pyritic (~35%) sphalerite-rich composite core sample weighing 2.15 kg and assaying 0.78% Cu, 3.15% Pb, 11.25% Zn, 195.2 g Ag/t & 1.18 g Au/t. Microscopic studies showed:
    - Chalcopyrite shows a bimodal distribution as coarse blocky grains attached and included in non-opaque minerals and as fine inclusions associated with massive sphalerite and non-opaque minerals. Mineralogical estimates show a ~32% effective chalcopyrite liberation at a

coarse primary grind of around 250 microns, a 50% liberation at around ~68 microns; with a regrind at 20-30 microns a liberation of possibly 80 to 88% of the chalcopyrite attached to particles in the finer –400 mesh fractions. Overall preliminary results indicate an optimal grind of <39 microns for chalcopyrite release and a primary grind of ~120 microns for optimal release of chalcopyrite in the finest fraction.

- Sphalerite occurs as massive particles hosting abundant inclusions and as blocky inclusions and attachments with non-opaque (carbonate) minerals, pyrite, galena and chalcopyrite. Mineralogical estimates show a ~44% effective sphalerite liberation at a coarse primary grind of around 200 microns, a 50% liberation at around ~80 microns; with a regrind at 20-30 microns a liberation of possibly 88 to 90% of the sphalerite attached to particles in the finer –400 mesh fractions.

- Sample TE04-82 taken from DDH TE04-82 at meterage 51.3 m was a carbonate +/- silicate gangue (~48%) pyritic (~41%) sphalerite-rich composite core sample weighing 2.15 kg and assaying 0.55% Cu, 1.00% Pb, 6.75% Zn, 73.0 g Ag/t & 0.66 g Au/t. Microscopic studies showed:
  - Chalcopyrite shows a bimodal distribution as coarse blocky grains and as fine inclusions associated with massive sphalerite. Mineralogical estimates show a 40% effective chalcopyrite liberation at a coarse primary grind of around 250 microns, a 50% liberation at around ~88 microns and with a regrind at 20-30 microns a liberation of possibly 85 to 95% of the chalcopyrite.
  - Sphalerite occurs as massive particles hosting abundant inclusions and as blocky inclusions and attachments with non-opaque (carbonates) minerals, pyrite and chalcopyrite. Mineralogical estimates show a 22% effective sphalerite liberation at a coarse primary grind of around 220 microns, a 50% liberation at around ~68 microns and with a regrind at 20-30 microns a liberation of possibly 90 to 95% sphalerite.

SGS Lakefield made the following conclusions in their report on preliminary metallurgical test work on the massive sulphides in the Tulks East B-Zone deposit (Lane, 2004b):

"In conclusion, based upon the mineral release curves for chalcopyrite in both samples (the stepped nature of the curve in Figures 2 & 7) and upon visual observation, it is evident that chalcopyrite has a bimodal size distribution. Chalcopyrite forms as both coarse blocky grains and as fine disseminated inclusions within non-opaque minerals and sphalerite. This bimodal distribution is not evident in the sphalerite size or its associations. Sphalerite mainly occurs as coarse intergrown grains that will be liberated easily with grinding.

Between the two samples, the distribution of chalcopyrite as fine inclusions is more apparent in sample TE04-81, whereas sample TE04-82 demonstrates a higher abundance (93%) of liberated particles in the minus 400 mesh fraction. The amount of chalcopyrite binaries in the minus 400 mesh fraction is correspondingly higher for sample TE04-81 (13%) than for sample TE04-82 (6.6%).

For both samples, the release curves for chalcopyrite and sphalerite suggest that a coarse primary grind in the range of ~1000 µm is feasible (based upon the non-extrapolated data) but would be much more effective in the 100-200 µm range. The coarse nature of the material lends itself to the possibility of pre-concentration by dense media. A coarse crush of the material may liberate adequate sulphides, or create complex particles with a large enough sulphide mineral component, to allow the rejection of silicate non-opaque gangue by the use of a dense media circuit. Further investigation needs to be conducted to prove this as a viable option.

The occurrences of finely disseminated chalcopyrite may cause some difficulty in liberation and recovery of copper, therefore a secondary regrind of approximately 20 to 30 μm is recommended to reduce the amount of fine chalcopyrite attached or locked within gangue minerals."

Item 19: MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Section not applicable

Item 20: OTHER RELEVANT DATA AND INFORMATION

FORTIS is not aware of any other relevant data or information concerning Messina Minerals Inc.'s Tulks South Property.

Section 21: INTERPRETATION AND CONCLUSIONS

The Tulks South Property is located in central Newfoundland which has a one hundred year history of successful exploration and development of VMS-type deposits beginning with the discovery of the Buchans high-grade VMS deposits in 1905 and their subsequent 57 years of continuous production from 1927 to 1983.

The Tulks Hill volcanic belt is approximately 80 km long by ~8 km wide and is known to host seven significant size VMS deposits, over 15 significant base metal zones and prospects and xxx gold zones. The Tulks South Property covers the southern half of this prospective belt and the Property hosts three significant VMS deposits and six additional VMS prospects. In early 2002, Messina Minerals Inc. acquired by an assignment agreement the rights to a 1999 Option Agreement to earn a 100% interest in this Property from Noranda Inc. (now Falconbridge). By the end of 2005 Messina had incurred the required exploration expenditures and performed all other optional commitments to Falconbridge and now holds a fully vested interest (100%) in the Tulks South Property.

During 2002 to late 2005 Messina carried out exploration work including diamond drilling on a number of VMS and gold zones on the Property and advanced the known base metal zones at the Tulks East deposits. Two new gold zones were located and a preliminary 'metallurgical' study through detailed microscopic work was completed on the Tulks East deposit.

In December 2004 Messina drilled the first discovery hole into the *Boomerang VMS deposit* and during 2005 completed a total of 120 drill holes totalling 38,487 m in and adjacent to the Boomerang deposit. In early February 2006 Messina discovered the deeper and adjacent *Domino VMS deposit* and to the end of April, 2006 had drilled approximately 12 holes totalling 5,625 m into this new zone.

By the end of 2005 drilling, the Boomerang VMS deposit had a drill-defined strike length of approximately 440 meters, a dip width of between 25 and 200 m and averaging ~ 100 m in width, and drill core thicknesses ranging from 1.5 m to 28.9 m (approximate true thicknesses 0.8 to 20.9 m) and a probably average true thickness of between 5 and 8 m. The deposit dips approximately 85° NW and plunges from 0° to 15° SW. The top of the mineral deposit comes to within 180 meters of surface, however several recent drill holes within 100 m of surface cut high-grade mineralization (i.e. DDH GA05-22). The deposit has been drilled on 50 m spaced sections over a minimum length of 400 m (section 2950E to 3350E) over which the zone shows excellent continuity in terms of both sulphide mineralization and significant base and precious metal grades. Internally and on both margins, the deposit has been affected by both folding and faulting. It is not yet known how much influence the structure will play on developing additional tonnage at Boomerang. The Boomerang deposit remains open for expansion along strike. ***Based on Messina's drilling and core analysis to date, the Boomerang VMS deposit demonstrates good continuity of mineralization both laterally and vertically and with good thicknesses at economically interesting base and precious metal grades.*** A NI 43-101 compliant mineral resource estimation could be readily accomplished on this deposit.

From February to April 30, 2006 12 holes (seven cancelled due to deviations) helped to partially outline the new Domino zone. Currently the Domino deposit has been partially defined along strike

for a minimum of 225 meters, has an approximate dip-width of 80 m or more and has drill core thickness ranging from 1.1 m to 10.6 m. This deposit currently remains open along strike to the east and west but it may very well join into the lower most section of the Boomerang deposit 200 m to the west. ***Based on drilling and core analysis to date, the Domino VMS deposit demonstrates good continuity of mineralization in three dimensions at economically interesting grades over a strike length of at least 225 m.*** Additional drilling into and along strike of this zone will be required before a NI 43-101 compliant mineral resource estimation can be done on this deposit.

The historic soil anomaly at the Zinc Zone was verified, and prospecting did identify an extensive stockwork related system comprised of stringer and disseminated pyrite, sphalerite and galena.

Drilling at Tulks East in 2005 continued to demonstrate that the Tulks East A-Zone is becoming more base metal rich with depth; generally, the A-Zone is base metal poor nearer surface. Hole TE05-86 intersected a 9.7 m subinterval of massive sulphides from 338.45 to 348.1 m which assayed 0.4 % Cu, 0.3 % Pb, 6.2 % Zn, 19 g Ag/t and 0.3 g Au/t. Drilling at the Tulks East B-Zone in 2004 had good base metal results and helped to extent the strike and depth of the zone and indicated a good potential for open pit resources. The B-Zone is currently open both down-plunge and along strike. ***Based on both historical drill results and Messina's drilling and core analysis to date, the Tulks East B-Zone VMS deposit demonstrates good continuity of mineralization in three dimensions at economically interesting grades.*** A NI 43-101 compliant mineral resource estimation could be accomplished on this deposit.

Gravity data collected at the Tulks East deposits during 2005 shows a greater that 1 mgal residual anomaly coincident with the A and B-Zones. The gradient appears to plunge to the northwest and continues well beyond the limit of current drilling.

Many good to high-potential VMS zones and prospects remain to be explored in the 'Boomerang Alteration Zone' over a strike length exceeding seven km. In addition, a number of separate stratigraphic horizons (i.e. Curve Pond, Baxter's Pond(?) and Pat's Pond zones) in the vicinity of this alteration zone also carry interesting VMS-style alteration and base metal mineralization.

There are a number of historical and new VMS-style altered and mineralized zones between the Boomerang and Tulks East Zones, along a strike length exceeding 20 km (i.e. Dragon Pond, Tulks West Chlorite, Tulks West, Middle Tulks, etc.) that all require more detailed ground exploration and diamond drilling.

The Property hosts six known mesothermal (one possibly epithermal) gold zones and showings all of which warrant detailed groundwork, sampling and drilling. Most of these gold zones were serendipitously found during historical and recent prospecting for base metal mineralization.

Overall ***FORTIS*** considers the Messina exploration programs to be well conceived and carried out. The company has appropriately hired experienced and well-versed VMS geologists to effectively carry out its exploration programs. The company has managed and expended its exploration funds on the Property with diligence.

Item 22: RECOMMENDATIONS

During 2006 a significant exploration program should be carried out over the Property. In part, the following minimum recommendations are proposed at a minimum expenditure of $1,000,000.

Detailed geological and structural mapping with lithogeochemical rock sampling should be carried out over all known VMS alteration zones beginning with the 'Boomerang Alteration Zone' and progressing NE covering the Tulks West, Middle Tulks and Tulks East VMS prospects. Infill mapping between the zones can be completed as a second stage. This work may be critical to gaining a firm understanding of the geological controls imposed on the VMS deposits-zones and could lead to a predictive-model for new discoveries. This work should be complimented with localized but detailed gravity and magnetic surveying over and adjacent to the various VMS alteration zones.

During 2006 a 7,500 meter diamond drill program is recommended as follows:

- Definition and exploration drilling along strike and up and down dip of the Boomerang VMS deposit exploring for extensions and additional but separate VMS deposits.
- Definition and exploration drilling along strike and around the Domino VMS deposit to further define the deposit.
- Exploration deep drilling down plunge and along strike of the Tulks East A-Zone should continue to test for increased base metal grades and size down plunge.
- Definition drilling into the Tulks East B-Zone along strike and down dip to further define the known VMS deposit.
- Following detailed mapping, ground magnetics and gravity surveying over specific high-potential targets/anomalies such as the Baxter's Pond zone (possible SW extension of the Boomerang VMS deposit), Curve Pond zone, Middle Tulks zone, both NE and SW of the Tulks East deposits, etc., exploration drilling of discreet targets should be done.

Messina's geologists would design and layout all drill holes.

The exploration program should begin immediately during the summer 2006 and is estimated to cost at a minimum $1,000,000 as follows:

Field Exploration Work

- Mapping & prospecting team (30 days @ $800/day)........................ $24,000
- Cut-slash local grids & soils (contract)........................ 10,000
- Geochem soils & rock assays (800 soils & rocks @ $20/sample)........................ 16,000
- Geophysics (detailed but localized magnetics and gravity surveys)........................ 50,000
- Camp, accommodations & transportation (~60 mandays @ $125/day)........................ 7,500

Diamond Drilling Work

- Diamond drilling (7,500 m @ ~$88/m (all inclusive))........................ 660,000
- Assaying (500 core samples @ $25/sample)........................ 12,500
- Geologist & helper (~130 days @ $700/day)........................ 91,000
- Camp, accommodations & transportation (~260 mandays @ $125/day)........................ 32,500
- Miscellaneous & contingency (~10%)........................ 96,500

Minimum Total 2006 Exploration Budget....... $1,000,000

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Sparkes, K.E. 2006: Report of Work for 2005 on the Long Lake Properties Reid Lot 229; Confidential report for Messina Minerals Inc. filed with the Nfld. Dept of Mines and Energy. 30 p.

Stewart, R. and Beischer, G., 1993: The Bobby's Pond base metal sulphide deposit, Victoria Property, central Newfoundland *in* Ore Horizons Volume 2, A. Hogan and S. Swinden eds., Newfoundland Department of Mines and Energy, p.89-99.

Squires, G.C., MacKenzie, A.C. and MacInnis D. 1991: Geology and genesis of the Duck Pond volcanogenic massive sulphide deposit; *in* Metallogenic framework of base and precious metal deposits, central and western Newfoundland. *Edited by* H.S. Swinden, D.T.W. Evans and B.F. Kean. Eighth IAGOD Symposium Field Trip Guidebook. Geological Survey of Canada, Open File 2156, pages 56-64.

Swinden, H S, Jenner, G A, Kean, B F, and Evans, D T W 1989: Volcanic rock geochemistry as a guide for massive sulphide exploration in central Newfoundland. *in* Current Research. Geological Survey of Newfoundland, Department of Mines, Government of Newfoundland and Labrador Report 89-01, pages 201-219. [GSB# NFLD/1778].

Swinden, S., 1991: Paleotectonic settings of volcanogenic massive sulphide deposits in the Dunnage Zone, Newfoundland Appalachians, CIM Bulletin, vol. 84, No. 946, p.59-69.

Swinden, S, 1996: The application of volcanic geochemistry to the metallogeny of volcanic-hosted sulphide deposits in central Newfoundland, in Trace Element Geochemistry of Volcanic Rocks: Applications for Massive Sulphide Exploration, Wyman, D.A. (ed.), Geological Association of Canada Short Course Notes, v.12, p.329-358.

Tallman, P.T., & Hyde, D., 2005: First Year Assessment Report of Prospecting and Mapping "Eagle Property" Licences 9847M, 9848M & 9849M. Private report for Messina Minerals Inc., Nfld. Dept. Mines and Energy Confidential Report, pp.23.

Thundermin Resources Ltd., 1999: Press Releases, June 23 and July 15, 1999.

Thurlow, J.G.1999: Geology of the Buchans Orebodies–A 1999 Summary. *in* Volcanogenic Massive Sulphide and Gold Mineralization, Northern and Central Dunnage Zone, Newfoundland, Department of Mines and Energy, Government of Newfoundland and Labrador. Open File NFLD 2697, pages 129-137.

Valverde-Vaquero and van Staal, C.R., 2002: Geology and magnetic anomalies of the Exploits – Meelpaeg boundary zone in the Victoria Lake area (central Newfoundland): regional implications, *in* Current Research (2002), Newfoundland Department of Mines and Energy Geological Survey, Report 02-1, p. 197-209.

van Staal, C.R., Valverde-Vaquero, P., Zagorevski, A., Rogers, N., Lissenberg, C.J., & McNicoll, V.J., 2005: – Open File Map 1667 – Geology Victoria Lake, Newfoundland and Labrador.

Williams H., 1979: Appalachian Orogen in Canada. Canadian Journal of Earth Sciences, Vol. 19, pp 792-807.

Williams, H., Colman-Sadd, S. & Swinden, S., 1988: Tectonic-Stratigraphic subdivisions of central Newfoundland, in Current Research, Part B, Geol. Surv. Canada, Paper 88-1B, pp 91-98.

Zagorevski, A. and van Staal, C.R., 2002: Structures associated with the Red Indian Line in southwestern Newfoundland, *in* Current Research (2002), Newfoundland Department of Mines and Energy Geological Survey, Report 02-1, p. 211-218.

SIGNATURE PAGE

This report titled "Technical Report on the Tulks South Property; Map Staked Licenses 11924M, 11925M and Reid Lot 228 Red Indian Lake Area, Central Newfoundland" and dated June 15th, 2006 was prepared and signed by the author, Charles Dearin, P. Geo.

DATED at St. John's, Newfoundland this 23rd day of June 2006.

Charles Dearin, P. Geo.

Certificate of Author

I, **CHARLES DEARIN, P. Geo.**, Consulting Geologist and President of ***FORTIS*** GeoServices Ltd., a Newfoundland corporation with a business address at 2 Forest Road, St. John's, Newfoundland A1C 2B9, **DO HEREBY CERTIFY THAT:**

I graduated with a B. Sc. degree (Geology) from Memorial University of Newfoundland in 1975.

I have practiced my profession in mining geology and exploration geology continuously from 1975 to the present date.

I am a registered Professional Geologist (Member No.: 03022) with the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEGNL) and ***FORTIS*** GeoServices Ltd. is registered with and holds a Permit to Practice with PEGNL (2006 Permit No.: G-0195). I am a Member of the Prospectors and Developers Association of Canada, the Geological Association of Canada and the Society of Economic Geologists.

I visited the Tulks South Property, reviewed the geological work, core logging and sampling procedures with Messina geological personnel, viewed some of the key diamond drill hole intersections in the Boomerang and Domino VMS deposits and viewed the Boomerang-Domino zones grid and drill collar locations on March 15 and16, 2006.

I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

I am responsible for the overall preparation of this Technical Report dated June 15th, 2006, including all sections.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report, which is not reflected in this report, the omission to disclose which would make this report misleading. The sources of all information not based on my personal examination are referenced in the report.

I have had no prior involvement in the Property that is the subject of the Technical Report.

I am independent of Messina Minerals Inc. applying the tests as set out in section 1.5 of NI 43-101.

I have read National Instrument 43-101, Form 43-101FI and this Technical Report has been prepared in compliance with that Instrument and Form.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

I approve of this report being used for any lawful purpose as may be required by Messina Minerals Inc.

DATED at St. John's, Newfoundland this 23rd day of June 2006.

Charles Dearin, P. Geo.

Certificate of Consent

To: British Columbia Securities Commission
TSX Venture Exchange
and other regulatory agencies as concerned.

I, Charles Dearin, P. Geo., do hereby consent to the filing of the written disclosure of the Technical Report titled "Technical Report on the Tulks South Property; Map Staked Licenses 11924M, 11925M and Reid Lot 228 Red Indian Lake Area, Central Newfoundland" and dated June 15th, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Annual Information Form (AIF) of Messina Minerals Inc., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

DATED at St. John's, Newfoundland this 23rd day of June, 2006.

Charles Dearin, P. Geo.
President
***FORTIS* GeoServices Ltd.**
2 Forest Road
St. John's, NL A1C 2B9

APPENDIX A

List of Abbreviations
Used in Technical Report

Tulks South Property

Messina Minerals Inc.

List of Abbreviations

Messina Minerals Inc.; Tulks South Property; Newfoundland

^{O}C	degrees Centigrade
^{O}F	degrees Fahrenheit
$Cdn	Canadian dollars
cm	centimeter
ft	foot (0.3048 m)
g	gram (0.0322 ounces Troy)
g Ag/t	grams of silver per tonne
g Au/t	grams of gold per tonne
ha	hectare
kg	kilogram
km	kilometer
km^2	square kilometers
kV	kilovolts
l	liter
lb	pound
m	meter
m^2	square meter
m^3	cubic meter
masl	meters above sea level
MW	megawatt
opt	ounces per short ton
oz Ag/ton	ounces of silver per ton
oz Au/ton	ounces of gold per ton
oz	Troy ounce (31.1035 grams)
ppb	part per billion
ppm	part per million (0.1%) or 1 g/t
t	metric tonne (1.1023 tons)
ton	short ton (2,000 pounds) or 0.9072 tonne
tpd	tonnes (metric) per day

Cu	copper
Pb	lead
Zn	zinc
Ag	silver
Au	gold
As	arsenic
Sb	antimony
Hg	mercury
%	percent

APPENDIX B

Mineral Rights Report for Licenses 11924M & 11925M and Reid Lot 228-Assessment Notice and Statement of Assessment

(as of March 31, 2006)

Tulks South Property

Messina Minerals Inc.



GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR

Department of Natural Resources
Mineral Lands Division

774: 3369
772:29:14:29

May 30, 2006

Fortis GeoServices Ltd.
2 Forest Road
St. John's, NF
A1C 2B4

Attn: Mr. Charlie Dearin, P. Geo.

Dear Sir:

Re: Mineral Licences 11924M and 11925M; Fee Simple Mining Grant Reid Lot 228

As per your request dated 2006.05.08, this letter serves to confirm that the above captioned mineral rights are in good standing. Attached for your convenience are "Certified True Copies" of the mineral rights reports covering the mineral rights and a "Certified True Copy" of the most recent assessment covering the fee simple mining grant.

Note that the "Mineral Rights Reports" are produced by the Department's Mineral Rights Administration System and are the official record of all mineral licences issued under the Mineral Act. These reports contain all salient information pertinent to the licence, including but not limited to the amounts of assessment work due and the dates by which the work needs to be completed. The assessment covering the fee simple mining grant is produced by the Financial Operations Division of the Department. Details of assessment requirements and dates are tabulated on page two of the assessment.

Finally please note that a brief review of the files covering these mineral rights indicates that there are no liens or encumbrances registered. However, please be advised that we do not carry out legal searches. Therefore we suggest you contact a legal firm and direct them to conduct a search on your behalf to confirm the above.

Regards,

Jim Hinchey, P.Geo.
Mineral Claims Recorder
email: jimhinchey@gov.nf.ca

Enclos.

Mineral Rights Report

Last Updated: 2006/03/22
License Number: 011924M
File Number: 774:3369
Original Holder: May have been several
License Holder: Messina Minerals Inc.
Address: Suite 2300, 1066 West Hastings Street
Vancouver, BC
Canada, V6E 3X2

Certified True Copy
Dated: 2006.05.30
Manager - Mineral Rights
(Mineral Claim Recorder)

License Status: Issued (Extended 2004/01/29)
Location: East Tulks Pond,Central Nfld
Electoral Dist. : 13 Fortune Bay-Cape La Hune
Recorded Date:
Issuance Date: 1999/01/29
Renewal Date: 2009/01/29
Report Due Date: 2007/03/30
Org. No. Claims: 250.0000
Cur. No. Claims 250.0000
Recording Fee: $ 0.00
Receipt(s): No related recording fee receipt
Deposit Amount: $ 0.00
Deposit: No related security deposit receipt
Map Sheet No(s): 12A/06

Comments:

This license replaces 009848M,006549M,011922M,011920M.

$500 in additional 1st five year renewal fees requested 2006.03.22. Rec# 012727 dated 2006.03.29. covers the requested renewal fees.

Mapped Claim Description:

Beginning at the Northeast corner of the herein described parcel of land, and said corner having UTM coordinates of 5 371 500 N, 486 500 E; of Zone 21; thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 2,000 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 1,000 metres, thence South 2,500 metres, thence West 500 metres, thence South 500 metres, thence West 1,000 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 1,000 metres, thence South 1,000 metres, thence West 1,000 metres, thence South 500 metres, thence West 500 metres, thence North 4,500 metres, thence East 1,500 metres, thence North 3,500 metres, thence East 1,000 metres, thence North 3,000 metres, thence East 1,000 metres, thence North 1,000 metres, thence East 9,500 metres to the point of beginning. All bearings are referred to the UTM grid, Zone 21. NAD27.

Mineral Rights Report

Extensions:

Year	Date	Fee	Receipt Number	Receipt Date
5	2004/01/29	$6,250.00	006630 and 012727	2004/01/20

Work Reports:

Year	Receive Date	Acceptance Date	Actual Expenditure	Claims	Security Deposit	C2 Status
1			$100,097.28	276.5209		
2			$30,797.80	276.5209		
3			$170,170.21	250.0000		
4			$0.00	250.0000		
5			$313,536.36	250.0000		
6			$66,367.53	250.0000		
7			$1,811,290.46	250.0000		

$69,674.76 to be expended on this license by 2015/01/29

License Transfers: None

Partial Surrenders: None

This License replaces License Number(s):

006549M
009848M
011920M
011922M

This License is replaced by License Number(s): None

Work Report Descriptions: None

Detailed breakdown of projected required expenditure:

Actual Year	Actual Expenditure	Work Year	Excess Expenditure	Claims
1	$100,097.28			
		1	$44,793.10	276.5209
2	$30,797.80			
		2	$6,460.68	276.5209
3	$170,170.21			

Mineral Rights Report

Actual Year	Actual Expenditure	Work Year	Excess Expenditure	Claims
		3	$101,630.89	250.0000
		4	$14,130.89	250.0000
4	$0.00			
5	$313,536.36			
		5	$227,667.25	250.0000
		6	$77,667.25	250.0000
6	$66,367.53			
7	$1,811,290.46			
		7	$1,805,325.24	250.0000
		8	$1,655,325.24	250.0000
		9	$1,505,325.24	250.0000
		10	$1,355,325.24	250.0000
		11	$1,130,325.24	250.0000
		12	$905,325.24	250.0000
		13	$680,325.24	250.0000
		14	$455,325.24	250.0000
		15	$230,325.24	250.0000
		16	$-69,674.76	250.0000

Mineral Rights Report

Last Updated: 2006/03/22

License Number: 011925M

File Number: 774:3369

Original Holder: May have been several

License Holder: Messina Minerals Inc.

Address: Suite 2300, 1066 West Hastings Street
Vancouver, BC
Canada, V6E 3X2

Certified True Copy
Dated: 2006.05.30
Manager - Mineral Rights
(Mineral Claim Recorder)

License Status: Issued (Extended 2004/01/29)

Location: Victoria Lake,Central Nfld

Electoral Dist. : 13 Fortune Bay-Cape La Hune

Recorded Date:

Issuance Date: 1999/01/29

Renewal Date: 2009/01/29

Report Due Date: 2007/03/30

Org. No. Claims: 164.0000

Cur. No. Claims 164.0000

Recording Fee: $ 0.00

Receipt(s): No related recording fee receipt

Deposit Amount: $ 0.00

Deposit: No related security deposit receipt

Map Sheet No(s): 12A/06

Comments:

This license replaces 009849M,006550M,009847M,011921M,011923M.

$1850 in additional 1st five year renewal fees requested 2006.03.22. Rec# 012727 dated 2006.03.29. covers the requested renewal fees.

Mapped Claim Description:

Beginning at the Northeast corner of the herein described parcel of land, and said corner having UTM coordinates of 5 366 500 N, 475 000 E; of Zone 21; thence South 2,500 metres, thence West 1,500 metres, thence South 4,500 metres, thence West 1,000 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 500 metres, thence South 500 metres, thence West 1,000 metres, thence South 500 metres, thence West 500 metres, thence South 1,000 metres, thence West 1,500 metres, thence North 500 metres, thence East 500 metres, thence North 2,000 metres, thence West 1,000 metres, thence North 1,000 metres, thence West 500 metres, thence North 3,000 metres, thence East 500 metres, thence North 500 metres, thence East 1,000 metres, thence North 500 metres, thence East 1,000 metres, thence North 1,000 metres, thence East 500 metres, thence North 500 metres, thence East 3,000 metres, thence North 500 metres, thence East 1,000 metres, thence North 500 metres, thence East 500 metres to the point of beginning. All bearings are referred to the UTM grid, Zone 21, NAD27.

Extensions:

Mineral Rights Report

Year	Date	Fee	Receipt Number	Receipt Date
5	2004/01/29	$4,100.00	006630 and 012727	2004/01/20

Work Reports:

Year	Receive Date	Acceptance Date	Actual Expenditure	Claims	Security Deposit	C2 Status
1			$61,352.12	192.4791		
2			$30,497.39	192.4791		
3			$56,318.09	164.0000		
4			$0.00	164.0000		
5			$122,804.83	164.0000		
6			$280.00	164.0000		
7			$1,890,027.92	164.0000		

$196,800.00 to be expended on this license by 2016/01/29

License Transfers: None

Partial Surrenders: None

This License replaces License Number(s):

006550M
009847M
009849M
011921M
011923M

This License is replaced by License Number(s): None

Work Report Descriptions: None

Detailed breakdown of projected required expenditure:

Actual Year	Actual Expenditure	Work Year	Excess Expenditure	Claims
1	$61,352.12			
		1	$22,856.30	192.4791
2	$30,497.39			
		2	$5,233.91	192.4791
3	$56,318.09			
		3	$12,352.00	164.0000

Mineral Rights Report

Actual Year	Actual Expenditure	Work Year	Excess Expenditure	Claims
4	$0.00			
5	$122,804.83			
		4	$77,756.83	164.0000
		5	$12,156.83	164.0000
6	$280.00			
7	$1,890,027.92			
		6	$1,804,064.75	164.0000
		7	$1,705,664.75	164.0000
		8	$1,607,264.75	164.0000
		9	$1,508,864.75	164.0000
		10	$1,410,464.75	164.0000
		11	$1,262,864.75	164.0000
		12	$1,115,264.75	164.0000
		13	$967,664.75	164.0000
		14	$820,064.75	164.0000
		15	$672,464.75	164.0000
		16	$475,664.75	164.0000
		17	$-196,800.00	164.0000



GOVERNMENT OF NEWFOUNDLAND AND LABRADOR

Department of Natural Resources
Financial Operations Division

May 30, 2006

ASSESSMENT NOTICE
THE MINERAL HOLDINGS IMPOST ACT, M—14, RSN 1990

Name of Taxpayer: MISSINA MINERALS INC.

Address: Suite 2300, 1066 West Hastings Street
Vancouver, BC
V6F 3X2

Year Ended December 31, 2005

Mineral Impost payable as at March 31, 2006 on Mineral Holdings Reid Lot 228 of the Register of Fee Simple Mining Grants.

Total Hectares Subject to Impost		7,284.95
Tax Thereon ($ 12.50 per ha x 4,008.954 ha)	$	91,061.88
Less: Payments Received		0.00
Section 9 Expenditures		91,061.88
Taxable Payable		0.00
Total Balance Outstanding	$	**0.00**

D. Winsor
Assessor

DW/lstg

Certified True Copy
Dated: 2006.05.30
Manager - Mineral Rights
(Mineral Claim Recorder)

P.O. Box 8700, St. John's, Newfoundland, Canada, A1B 4J6

GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR

Department of Natural Resources

Statement of Assessment
The Mineral Holdings Impost Act, M - 14, RSN 1990
Missina Minerals Inc.
As @ March 31, 2006

Reid Lot 228 7,284.95

Section 9 Expenditures
Reid Lot 228

	Section 9 Expenditures	Impost Due 2002	Impost Due 2003	Impost Due 2004	Impost Due 2005	Balance Dec 31, 2005	Expiry Date
Expenditures from 1999	195,555.50	91,061.67	91,061.67	91,061.67	0.00	0.00	Dec 31, 2004
Expenditures from 2001	6,497.02	0.00	0.00	0.00	6,497.02	0.00	Dec 31, 2006
Expebditures from 2003	33,412.51	0.00	0.00	0.00	33,412.51	0.00	Dec 31, 2008
Expebditures from 2004	119,623.28	0.00	0.00	0.00	51,152.14	68,471.14	Dec 31, 2009
Expebditures from 2005	330,652.71	0.00	0.00	0.00	0.00	330,652.71	Dec 31, 2010

[signature]
Assessor

NOTE: AS OF DECEMBER 31, 2005 : CREDIT BALANCE = $330,652.71

- APPLY $91,061.67 FOR 3 YEARS (TO DEC 31, 2008).
  ∴ LEAVES A CREDIT OF $57,467.20 WHICH CAN BE APPLIED IN YEAR 2009.
- IN 2009, REQUIRE ($91,061.67 - 57,467.20) = $33,593.97

Department Of natural Resources
Section 9 Expenditures for Reid Lots 228 & 229
As Per The Mineral Holdings Impost Act

Year	Reid Lot 228		Reid Lot 229	
1976	13,000		0	
1977	14,600		0	
1978	40,000		0	
1979	51,058		6,275	ABITIBI
1980	0	$185,233	8,869	$147,405
1981	17,232		34,461	
1982	7,083		20,302	
1983	23,905		43,893	
1984	18,355		33,605	
1985	53,657		12,985	
1986	22,275		65,014	
1987	85,461		5,620	
1988	62,645	$832,196	59,161	BP CANADA
1989	57,050		11,758	$325,636
1990	374,321		67,982	
1991	176,787		103,116	
1992	0		0	
1993	73,581		102,656	
1994	99,600		103,600	
1995	80,164	$510,420	89,663	NORANDA
1996	257,075		135,984	$605,435
1997	0		173,532	
1999	195,556		0	
2000	0		120,677	
2001	6,497	$685,742	0	
2003	33,413		0	MESSINA
2004	119,623		112,630	
2005	330,653		93,150	

[signature]
Duane Winsor
Assessor

APPENDIX C

Summary Listing of All Diamond Drill Holes Drilled to Date on the

Tulks South Property

Messina Minerals Inc.

Appendix C:
Messina Diamond Drilling
Tulks South Property, Newfoundland

DDH No.	Deposit/Zone	Section	North UTM	East UTM	Elev. m (asl)	EOH m	Dip collar	Azimuth collar	grid North	grid East
1999 DDH Tulks Resources Ltd.										
TE-99-01	Tulks East		5,376,087	490,241	461.5	145.4	50	152		
TE-99-02	Tulks East		5,376,280	490,285	445.6	370.9	-58	152		
TE-99-03	Tulks East		5,376,335	490,323	444.1	407.0	-58	152		
TE-99-04	Tulks East		5,376,263	490,367	450.2	310.9	-58	152		
				4 DDH totalling:		**1234.2**				
2000 & 2001										
No drilling was done.										
2002 DDH by Messina										
TX02-01	Tulks West		5,369,263	480,592	9999	147.8	-50	150		
TX02-02	Tulks West		5,369,477	480,774	9999	100.3	-45	150		
TX02-03	Tulks West		5,370,098	481,303	9999	121.9	-45	150		
TX02-04	Tulks West		5,370,830	482,298	9999	152.4	-70	150		
WS02-01	Wine Skin		5,359,842	471,788	9999	143.2	-45	140		
WS02-02	Wine Skin		5,359,661	471,922	9999	116.1	-45	140		
GP02-38	Midas Pond		5,365,430	476,823	9999	65.5	-45	150		
GP02-39	Midas Pond		5,365,430	476,823	9999	100.5	-65	150		
CVP02-01	Curve Pond		5,362,109	475,148	999	45.7	-45	146		
CVP02-02	Curve Pond		5,362,144	475,179	999	49.7	-45	146		
CVP02-03	Curve Pond		5,362,202	475,211	999	78.9	-45	146		
CVP02-04	Curve Pond		5,362,237	475,249	999	74.7	-45	150		
				12 DDH totalling:		**1196.7**				
2003 DDH by Messina										
TE-03-01	Tulks East		5,376,528	490,445	430.0	75.0	-70	152		
				1 DDH totalling:		**75.0**				
2004 DDH by Messina										
GA-04-09	Boomerang	**3725**	5,364,566	473,830	401.9	629.4	-70	142	12,794	3,727
GA-04-10	Boomerang	**3200**	5,364,216	473,442	377.8	345.9	-60	141	12,764	3,206
GA-04-11	Boomerang	**3300**	5,364,284	473,508	377.8	327.0	-60	140	12,775	3,300
TE-04-80	Tulks East		5,375,928	490,142	470.0	61.0	-50	152		
TE-04-81	Tulks East		5,376,065	490,174	459.6	149.0	-50	152		
TE-04-82	Tulks East		5,375,967	490,157	468.5	76.2	-50	152		
TE-04-83	Tulks East		5,376,023	490,195	466.3	117.3	-50	152		
TE-04-84	Tulks East		5,375,938	490,235	474.3	22.8	-50	152		
TE-04-85	Tulks East		5,375,945	490,200	470.0	33.8	-50	152		
E04-01	Eagle Gold		5,367,838	476,230		100.0	-45	152		
E04-02	Eagle Gold		5,367,788	476,141		75.3	-45	152		
E04-03	Eagle Gold		5,367,067	475,205		60.0	-45	152		
E04-04	Eagle Gold		5,367,097	475,277		75.3	-45	152		
E04-05	Eagle Gold		5,367,403	475,409		55.7	-45	152		
				14 DDH's totalling:		**2,128.7**				

Appendix C:
Messina Diamond Drilling
Tulks South Property, Newfoundland

DDH No.	Deposit/Zone	Section	North UTM	East UTM	Elev. m (asl)	EOH m	Dip collar	Azimuth collar	grid North	grid East
2005 DDH by Messina										
BA-05-01	Baxter Pond	**1220**	5,361,961	472,710	337.8	254.5	-50	140	11,478	1,220
BA-05-02	Baxter Pond	**3040**	5,363,167	474,086	353.3	348.1	-60	141	11,548	3,040
BA-05-03	Baxter Pond	**3550**	5,363,557	474,418	352.2	351.1	-60	141	11,642	3,550
GA-05-12	Boomerang	**3300**	5,364,284	473,508	377.8	292.6	-56	143	12,775	3,300
GA-05-13	Boomerang	**3300**	5,364,294	473,501	376.0	80.8	-60	141	12,787	3,300
GA-05-14	Boomerang	**3300**	5,364,294	473,501	376.0	121.9	-60	143	12,787	3,300
GA-05-15	Boomerang	**3300**	5,364,284	473,508	377.8	256.3	-47	141	12,775	3,300
GA-05-16	Boomerang	**3300**	5,364,323	473,478	368.9	384.4	-59	141	12,825	3,300
GA-05-17	Boomerang	**3300**	5,364,324	473,477	368.9	180.7	-61	141	12,825	3,300
GA-05-18	Boomerang	**3300**	5,364,323	473,477	372.0	11.3	-64	141	12,825	3,300
GA-05-19	Boomerang	**3300**	5,364,324	473,478	368.9	422.8	-64	141	12,825	3,300
GA-05-20	Boomerang	**3300**	5,364,230	473,551	395.8	232.3	-53	141	12,706	3,300
GA-05-21	Boomerang	**3300**	5,364,397	473,418	335.5	611.4	-61	141	12,920	3,300
GA-05-22	Boomerang	**3300**	5,364,168	473,598	409.1	179.5	-70	141	12,626	3,297
GA-05-23	Boomerang	**3300**	5,364,167	473,599	408.9	260.6	-45	141	12,626	3,297
GA-05-24	Boomerang	**3350**	5,364,337	473,527	372.9	444.1	-62	141	12,804	3,350
GA-05-25	Boomerang	**3250**	5,364,278	473,451	369.4	355.1	-56	141	12,805	3,250
GA-05-26	Boomerang	**3350**	5,364,337	473,528	373.0	57.0	-58	151	12,804	3,350
GA-05-27	Boomerang	**3350**	5,364,337	473,527	373.0	391.4	-58	137	12,804	3,350
GA-05-28	Boomerang	**3250**	5,364,277	473,451	369.3	149.7	-60	141	12,805	3,250
GA-05-29	Boomerang	**3250**	5,364,277	473,451	369.3	11.3	-62	141	12,805	3,250
GA-05-30	Boomerang	**3250**	5,364,278	473,450	369.4	392.2	-62	141	12,805	3,249
GA-05-31	Boomerang	**3350**	5,364,337	473,528	373.0	398.4	-55	137	12,804	3,350
GA-05-32	Boomerang	**3250**	5,364,277	473,451	369.3	327.6	-49	141	12,805	3,249
GA-05-33	Boomerang	**3350**	5,364,337	473,528	372.9	341.3	-50	137	12,804	3,350
GA-05-34	Boomerang	**3350**	5,364,337	473,528	373.0	110.6	-47	137	12,804	3,350
GA-05-35	Boomerang	**3350**	5,364,337	473,528	373.0	11.0	-45	137	12,804	3,350
GA-05-36	Boomerang	**3350**	5,364,337	473,528	372.8	336.8	-45	137	12,804	3,351
GA-05-37	Boomerang	**3200**	5,364,257	473,411	369.2	395.0	-62	141	12,814	3,206
GA-05-38	Boomerang	**3200**	5,364,288	473,384	360.9	464.8	-61	141	12,857	3,206
GA-05-39	Boomerang	**3200**	5,364,256	473,411	369.1	370.6	-55	141	12,814	3,206
GA-05-40	Boomerang	**3525**	5,364,416	473,690	387.7	306.3	-57	141	12,763	3,524
GA-05-41	Boomerang	**3200**	5,364,256	473,411	368.8	342.9	-51	141	12,814	3,206
GA-05-42	Boomerang	**3525**	5,364,415	473,690	387.7	475.5	-45	141	12,763	3,524
GA-05-43	Boomerang	**3150**	5,364,227	473,371	369.6	357.8	-51	141	12,818	3,158
GA-05-44	Boomerang	**3525**	5,364,340	473,744	410.6	170.7	-63	141	12,670	3,519
GA-05-45	Boomerang	**3150**	5,364,227	473,371	369.6	19.8	-56	141	12,818	3,158
GA-05-46	Boomerang	**3100**	5,364,198	473,332	363.7	477.0	-49	141	12,820	3,109
GA-05-47	Boomerang	**3150**	5,364,227	473,371	369.6	389.2	-57	141	12,818	3,158
GA-05-48	Boomerang	**3100**	5,364,198	473,332	363.7	373.1	-53	141	12,820	3,109
GA-05-49	Boomerang	**3150**	5,364,227	473,371	369.6	397.5	-62	141	12,818	3,158
GA-05-50	Boomerang	**3100**	5,364,198	473,332	363.7	346.9	-58	141	12,820	3,109
GA-05-51	Boomerang	**3250**	5,364,156	473,552	410.0	189.0	-61	141	12,648	3,247
GA-05-52	Boomerang	**3150**	5,364,227	473,371	369.6	341.4	-50	141	12,818	3,158
GA-05-53	Boomerang	**3250**	5,364,156	473,553	409.8	179.8	-50	141	12,648	3,247
GA-05-54	Boomerang	**3150**	5,364,227	473,371	369.6	222.0	-48	141	12,818	3,158
GA-05-55	Boomerang	**3100**	5,364,198	473,332	363.6	367.3	-61	141	12,820	3,109
GA-05-56	Boomerang	**3350**	5,364,221	473,629	404.6	182.9	-61	141	12,650	3,356

Appendix C:
Messina Diamond Drilling
Tulks South Property, Newfoundland

DDH No.	Deposit/Zone	Section	North UTM	East UTM	Elev. m (asl)	EOH m	Dip collar	Azimuth collar	grid North	grid East
GA-05-57	Boomerang	**3150**	5,364,227	473,371	369.4	334.1	-46	141	12,818	3,158
GA-05-58	Boomerang	**3250**	5,364,215	473,506	389.9	257.6	-65	141	12,722	3,256
GA-05-59	Boomerang	**3350**	5,364,221	473,629	404.6	179.8	-49	141	12,650	3,356
GA-05-60	Boomerang	**3100**	5,364,198	473,333	363.6	437.4	-51	141	12,818	3,109
GA-05-61	Boomerang	**3250**	5,364,214	473,506	389.9	249.9	-61	141	12,725	3,256
GA-05-62	Boomerang	**3350**	5,364,268	473,583	398.0	261.2	-61	141	12,721	3,350
GA-05-63	Boomerang	**3250**	5,364,214	473,507	390.0	240.2	-52	141	12,725	3,255
GA-05-64	Boomerang	**3350**	5,364,268	473,583	398.3	240.0	-53	141	12,717	3,350
GA-05-65	Boomerang	**3250**	5,364,280	473,450	369.1	394.7	-65	141	12,807	3,250
GA-05-66	Boomerang	**3350**	5,364,340	473,528	372.9	350.5	-53	141	12,806	3,352
GA-05-67	Boomerang	**3400**	5,364,369	473,563	375.5	383.7	-53	141	12,808	3,398
GA-05-68	Boomerang	**3400**	5,364,369	473,563	375.6	365.8	-50	141	12,808	3,398
GA-05-69	Boomerang	**3675**	5,364,519	473,801	397.8	406.9	-45	141	12,780	3,675
GA-05-70	Boomerang	**3400**	5,364,369	473,563	375.4	417.0	-56	141	12,808	3,398
GA-05-71	Boomerang	**3825**	5,364,630	473,906	413.4	541.0	-60	139	12,795	3,826
GA-05-72	Boomerang	**1625**	5,363,261	472,177	359.0	413.3	-55	141	12,820	1,626
GA-05-73	Boomerang	**3825**	5,364,630	473,905	413.3	591.3	-71	139	12,795	3,826
GA-05-74	Boomerang	**3400**	5,364,370	473,563	375.5	462.1	-59	141	12,808	3,398
GA-05-75	Boomerang	**2600**	5,363,895	472,963	371.4	504.4	-55	142	12,751	2,617
GA-05-76	Boomerang	**3400**	5,364,373	473,572	376.2	480.8	-64	141	12,805	3,408
GA-05-77	Boomerang	**2100**	5,363,544	472,582	371.6	384.6	-55	141	12,687	2,101
GA-05-78	Boomerang	**2625**	5,363,874	472,987	379.4	397.6	-54	141	12,723	2,618
GA-05-79	Boomerang	**3075**	5,364,169	473,308	357.2	330.1	-51	141	12,818	3,071
GA-05-80	Boomerang	**2600**	5,363,958	472,932	344.4	588.2	-54	141	12,832	2,619
GA-05-81	Boomerang	**2800**	5,364,053	473,077	334.6	545.9	-54	141	12,845	2,794
GA-05-82	Boomerang	**3000**	5,364,133	473,267	355.9	31.1	-51	140	12,820	3,016
GA-05-83	Boomerang	**3000**	5,364,133	473,267	355.9	321.1	-53	140	12,820	3,017
GA-05-84	Boomerang	**3050**	5,364,152	473,295	357.0	37.8	-57	141	12,815	3,050
GA-05-85	Boomerang	**3050**	5,364,152	473,295	357.0	355.4	-57	140	12,815	3,051
GA-05-86	Boomerang	**3000**	5,364,133	473,267	355.9	340.8	-58	140	12,820	3,017
GA-05-87	Boomerang	**2825**	5,364,040	473,126	348.4	424.3	-51	140.5	12,803	2,827
GA-05-88	Boomerang	**3050**	5,364,152	473,295	357.0	334.4	-52	140	12,814	3,051
GA-05-89	Boomerang	**3000**	5,364,133	473,267	355.9	333.4	-56	140	12,820	3,017
GA-05-90	Boomerang	**2950**	5,364,099	473,230	353.0	315.7	-56	140	12,813	2,966
GA-05-91	Boomerang	**2900**	5,364,058	473,179	353.0	10.7	-54	141	12,818	2,902
GA-05-92	Boomerang	**2900**	5,364,058	473,179	353.0	355.8	-52	141	12,818	2,902
GA-05-93	Boomerang	**2950**	5,364,099	473,230	353.0	19.8	-53	141	12,813	2,966
GA-05-94	Boomerang	**2950**	5,364,099	473,230	353.0	523.0	-53	141	12,813	2,967
TE-05-86	Tulks East		5,376,340	490,360	444.1	450.0	-58	152		
3F-05-01	Costigan		5,372,161	494,429	200.0	197.0	-50	160		
				88 DDH totalling:		**27,492.6**				

Appendix C:
Messina Diamond Drilling
Tulks South Property, Newfoundland

DDH No.	Deposit/Zone	Section	North UTM	East UTM	Elev. m (asl)	EOH m	Dip collar	Azimuth collar	grid North	grid East
2006 DDH by Messina (to May 15, 2006)										
GA-06-95	Domino	**3825**	5,364,786	473,799	319.0	649.2	-57	141	13,039	3,825
GA-06-96	Domino	**3700**	5,364,723	473,713	325.0	602.9	-55	141	13,039	3,700
GA-06-97*	Domino	**3700**	5,364,722	473,710	325.5	237.1	-57	141	13,039	3,695
GA-06-98	Domino	**3700**	5,364,722	473,710	325.5	650.4	-60	141	13,039	3,695
GA-06-99*	Domino		5,364,657	473,638	327.0	142.3	-55	141		
GA-06-100	Domino	**3620**	5,364,657	473,638	327.0	575.2	-55	141		
GA-06-101*	Boomerang	**~3700**	5,364,657	473,638	327.0	78.3	-54	141		
GA-06-102*	Domino		5,364,657	473,638	327.0	207.0	-55	141		
GA-06-103	Domino	**3580**	5,364,657	473,638	327.0	529.4	-56	141		
GA-06-104*	Domino		5,364,657	473,638	327.0	325.2	-56	141		
GA-06-105	Domino	**3580**	5,364,657	473,638	327.0	573.6	-60	141		
GA-06-106*	Domino		5,364,657	473,638	327.0	149.3	-59	141		
GA-06-107	Domino	**3580**	5,364,657	473,638	327.0	550.5	-57	138		
GA06-108*	Domino									
GA-06-109	Domino		5,364,781	473,802	319.5	650.0	-56	138		
				15 DDH totalling:		**5,920.4**				

*Note: DDH's 97, 99, 101, 102, 104, 106, 108 were all abandoned due to drilling problems.

DDH GA06-109 results were not released pending assays as of Report date.

Total drilling by Messina et. al.: 1999 to May 2006: 134 DDH's:	**38,048**

Notes:	**No drilling was done in 2000 or 2001.**
	UTM grid is NAD 1983 (zone 21).

Appendix C:
Messina Diamond Drilling
Tulks South Property, Newfoundland

DDH No.	Deposit/Zone	Section	North UTM	East UTM	Elev. m (asl)	EOH m	Dip collar	Azimuth collar	grid North	grid East
Historical Drilling (1971 to 1997)										
GP71-07	Boomerang	**1300**	5,362,664	472,237	369.0	126.8	-60	336	12,306	1,295
GP71-08	Boomerang	**1400**	5,362,725	472,339	369.0	123.8	-60	336	12,290	1,413
GP80-10	Boomerang	**1050**	5,362,531	472,029	368.5	92.1	-50	152	12,333	1,049
GP80-11	Boomerang	**1300**	5,362,807	472,149	374.5	79.6	-45	152	12,473	1,315
GP80-12	Boomerang	**1550**	5,362,966	472,330	385.0	78.9	-47	152	12,484	1,556
GP93-01	Boomerang	**3500**	5,361,842	472,817	352.0	199.7	-45	142	12,670	3,519
GP93-02	Curve Pond		5,362,070	475,013	999.0					
GP93-03	Boomerang	**3500**	5,364,339	473,745	410.9	177.7	-45	142	12,670	3,519
GW95-01	Boomerang	**1600**	5,362,910	472,415	378.0	146.2	-50	322	12,235	1,600
GW95-02	Boomerang	**2225**	5,363,739	472,564	330.0	259.1	-50	322	12,940	2,222
GA95-001	Boomerang	**3825**	5,364,532	473,981	410.2	391.1	-50	142	12,674	3,823
GA95-002	Boomerang	**2800**	5,363,700	473,323	380.0	170.4	-50	142	12,390	2,800
GA96-003	Boomerang	**3150**	5,364,106	473,452	380.0	350.8	-50	142	12,672	3,146
GA96-004	Boomerang	**4000**	5,364,571	474,189	399.8	208.8	-52.5	142	12,625	4,000
GA97-005	Boomerang	**3825**	5,364,629	473,906	413.4	657.7	-75	142	12,795	3,826
GA97-006	Boomerang	**3525**	5,364,415	473,690	387.7	516.0	-65	142	12,763	3,524
GA97-007	Boomerang	**3300**	5,364,031	473,702	380.0	256.4	-52	142	12,455	3,290
GA97-008	Boomerang	**3675**	5,364,522	473,799	397.8	583.8	-60	142	12,783	3,675
T-191	Middle Tulks		5,374,880	487,658	315.0	96.0	-45	152		
T-191a	Middle Tulks		5,374,927	487,640	308.0	93.9	-45	152		
T-192	Middle Tulks		5,374,300	486,580	322.0	98.1	-45	152		
T-193	Middle Tulks		5,373,778	486,595	380.0	115.8	-45	152		
T-194	Middle Tulks		5,374,235	487,585	375.0	114.3	-45	152		
T-195	Middle Tulks		5,373,900	486,652	374.0	114.0	-45	152		
T-196	Middle Tulks		5,374,242	486,474	332.0	101.2	-45	152		
T-197	Middle Tulks		5,373,890	485,978	362.0	110.3	-45	152		
T-200	Middle Tulks		5,374,319	487,135	344.0	104.9	-45	152		
T-201	Middle Tulks		5,374,417	486,526	305.0	93.0	-50	152		
T-202	Middle Tulks		5,374,393	486,674	311.0	94.8	-45	152		
T-203	Middle Tulks		5,374,290	486,314	314.0	95.7	-45	152		
T-204	Middle Tulks		5,374,165	486,117	320.0	97.5	-50	152		
T-205	Middle Tulks		5,374,030	485,907	340.0	103.6	-50	152		
T-212	Middle Tulks		5,374,485	486,627	302.0	92.1	-55	152		
T-213	Middle Tulks		5,374,581	486,148	254.0	77.4	-55	160		
T-214	Middle Tulks		5,374,417	485,830	252.0	76.8	-55	152		
T-215	Middle Tulks		5,374,242	485,506	300.0	91.4	-56	153		
TW-10	Tulks West		5,370,806	482,325	999.0	76.2	-45	152		
				37 DDH totalling:		**6,266**				

Historically: 10 DDH totalling 3,512 m in the Boomerang-Domino deposits area: (Sections 2700E to 4000E area)
7 DDH totalling 907 m drilled outside the deposits area but within the Boomerang Alteration Zone

Notes: **The above historical DDH summary is incomplete; this is being finalized by Messina at the time of this Report.**
The historical drilling was done by Asarco (1971); Abitibi (1980); BP Canada (1993) & Noranda (1995-97
UTM grid is NAD 1983 (zone 21).

APPENDIX D

Check Assay Results and Comparisons Between Eastern Analytical Labs (Springdale, NL) and ALS Chemex (Vancouver, BC)

Tulks South Property

Messina Minerals Inc.

Appendix D:

Check Assay Results; Eastern Analytical Labs and ALS Chemex Labs.
Boomerang and Domino VMS Deposits, Tulks South Property, Newfoundland

DDH	Sample No.	Eastern Cu ppm	*Chemex Cu ppm*	*Chemex Cu %*	Eastern Pb ppm	*Chemex Pb ppm*	*Chemex Pb %*	Eastern Zn ppm	*Chemex Zn ppm*	*Chemex Zn %*	Eastern Ag g/t	*Chemex Ag ppm*	Eastern Au ppb	*Chemex Au ppb*	*Chemex Au ppm*
GA-04-11	60371	100	72	0.01	600	619	0.07	600	522	0.05	2.1	1.0	55	40	0.04
GA-04-11	60372	3,500	3,860	0.37	4,100	3,870	0.41	13,800	13,700	1.37	18.2	21.0	159	140	0.14
GA-04-11	60373	4,500	5,120	0.50	1,200	1,225	0.13	40,000	37,800	3.78	18.8	21.0	253	230	0.23
GA-04-11	60374	7,500	7,810	0.77	1,300	1,215	0.14	29,000	27,300	2.73	20.5	23.0	438	460	0.46
GA-04-11	60375	12,600	11,700	1.17	2,200	2,080	0.21	35,000	31,300	3.13	29.5	30.0	477	490	0.49
GA-04-11	60376	7,800	8,120	0.78	7,400	6,850	0.72	55,000	51,300	5.13	45.2	46.0	443	460	0.46
GA-04-11	60377	7,100	7,590	0.74	32,000	28,000	2.80	169,000	167,500	16.75	150.7	143.0	1,134	1,170	1.17
GA-04-11	60378	4,300	4,390	0.43	12,600	12,200	1.22	132,000	131,500	13.15	51.7	54.0	1,329	1,160	1.16
GA-04-11	60379	7,000	7,270	0.74	63,000	63,800	6.38	264,000	259,000	25.90	202.1	198.0	964	980	0.98
GA-04-11	60380	5,800	6,140	0.62	44,000	39,100	3.91	161,000	160,000	16.00	157.5	157.0	1,188	1,290	1.29
GA-04-11	60381	7,600	8,070	0.79	20,900	20,300	2.03	105,000	110,000	11.00	96.6	105.0	1,028	860	0.86
GA-04-11	60382	6,400	6,750	0.65	15,800	14,500	1.45	117,000	121,000	12.10	81.5	89.0	881	700	0.70
GA-04-11	60383	10,100	10,100	1.01	16,100	15,100	1.51	70,000	71,300	7.13	70.9	74.0	1,075	870	0.87
GA-04-11	60384	5,900	6,160	0.59	7,100	6,580	0.67	50,000	48,000	4.80	39.7	43.0	1,130	920	0.92
GA-04-11	60385	7,900	8,420	0.84	17,200	16,300	1.63	132,000	137,500	13.75	67.1	72.0	1,208	1,190	1.19
GA-04-11	60386	4,200	4,860	0.45	30,000	27,300	2.73	164,000	167,500	16.75	96.2	105.0	1,080	830	0.83
GA-04-11	60387	8,600	9,070	0.92	47,000	48,500	4.85	296,000	283,000	28.30	164.4	173.0	936	930	0.93
GA-04-11	60388	3,700	4,080	0.41	66,000	71,400	7.14	267,000	273,000	27.30	236.3	230.0	1,115	930	0.93
GA-04-11	60389	6,400	7,190	0.71	39,000	40,500	4.05	155,000	176,000	17.60	147.3	161.0	1,532	1,480	1.48
GA-04-11	60390	300	465	0.05	1,100	1,245	0.13	10,400	11,300	1.13	5.8	5.0	151	140	0.14
GA-04-11	60391	100	211	0.02	600	616	0.07	3,300	3,040	0.32	3.8	2.0	5	40	0.04
GA-05-12	60487	110	126	0.01	127	158	0.02	250	332	0.04	1.9	2.0	90	120	0.12
GA-05-12	60488	5,100	5,880	0.56	27,000	24,600	2.46	129,000	123,500	12.35	45.9	68.0	379	460	0.46
GA-05-12	60489	6,200	7,530	0.72	5,400	6,670	0.66	90,000	85,400	8.54	26.4	34.0	544	540	0.54
GA-05-12	60490	4,500	5,240	0.49	16,900	15,100	1.51	65,000	61,600	6.16	53.8	69.0	1,052	1,130	1.13
GA-05-12	60491	10,500	10,000	1.00	29,000	25,000	2.50	54,000	51,600	5.16	82.9	109.0	975	930	0.93
GA-05-12	60492	4,100	4,930	0.47	17,500	16,700	1.67	80,000	77,000	7.70	66.8	83.0	1,161	1,270	1.27
GA-05-12	60493	4,000	6,390	0.60	3,600	4,750	0.50	47,000	45,300	4.53	32.2	40.0	1,189	1,230	1.23
GA-05-12	60494	6,200	7,620	0.73	13,500	12,900	1.29	144,000	144,500	14.45	69.2	90.0	1,205	1,130	1.13
GA-05-12	60495	7,100	8,440	0.81	29,000	24,800	2.48	101,000	99,700	9.97	150.7	140.0	1,742	1,890	1.89
GA-05-12	60496	15,800	15,500	1.55	99,000	97,000	9.70	109,000	112,000	11.20	325.3	334.0	1,601	1,560	1.56
GA-05-12	60497	13,100	12,900	1.29	122,000	121,500	12.15	142,000	142,500	14.25	393.8	394.0	3,741	4,410	4.41
GA-05-12	60498	6,100	7,580	0.70	52,000	48,700	4.87	142,000	131,000	13.10	212.3	208.0	1,973	3,140	3.14
GA-05-12	60499	2,000	2,250	0.22	14,900	14,800	1.48	23,000	23,300	2.33	68.8	87.0	872	860	0.86
GA-05-15	60504	280	288	0.03	1,200	1,230	0.13	1,500	1,625	0.17	5.2	6.0	195	230	0.23

Appendix D:

Check Assay Results; Eastern Analytical Labs and ALS Chemex Labs.
Boomerang and Domino VMS Deposits, Tulks South Property, Newfoundland

DDH	Sample No.	Eastern Cu ppm	*Chemex Cu ppm*	*Chemex Cu %*	Eastern Pb ppm	*Chemex Pb ppm*	*Chemex Pb %*	Eastern Zn ppm	*Chemex Zn ppm*	*Chemex Zn %*	Eastern Ag g/t	*Chemex Ag ppm*	Eastern Au ppb	*Chemex Au ppb*	*Chemex Au ppm*
GA-05-15	60505	4,700	5,550	0.52	29,000	28,600	2.86	36,000	34,800	3.48	63.4	78.0	1,908	2,190	2.19
GA-05-15	60506	330	390	0.04	1,700	1,825	0.20	2,800	3,060	0.34	5.4	5.0	126	150	0.15
GA-05-15	60507	2,700	3,070	0.30	20,600	21,000	2.10	18,600	18,900	1.89	58.2	74.0	1,845	2,000	2.00
GA-05-15	60508	3,400	4,150	0.40	28,000	27,600	2.76	35,000	31,400	3.14	78.1	94.0	2,418	2,640	2.64
GA-05-15	60509	1,200	1,465	0.15	4,900	6,730	0.67	7,800	9,510	0.92	36.6	44.0	968	990	0.99
GA-05-15	60510	1,300	1,465	0.15	4,500	6,040	0.62	8,200	9,370	0.91	19.2	23.0	1,201	950	0.95
GA-05-15	60511	3,300	4,100	0.41	9,100	12,600	1.26	17,000	16,900	1.69	157.5	153.0	1,632	1,080	1.08
GA-05-15	60512	3,500	4,450	0.43	7,100	8,730	0.90	103,000	98,600	9.86	51.0	60.0	1,293	1,470	1.47
GA-05-15	60513	59	79	0.01	370	484	0.05	550	692	0.08	1.9	1.0	102	130	0.13
GA-05-16	60514	42	49	0.01	590	637	0.07	710	752	0.08	2.2	1.0	90	110	0.11
GA-05-16	60515	26,300	25,000	2.50	58,000	54,400	5.44	153,000	150,500	15.05	202.1	168.0	704	640	0.64
GA-05-16	60516	17,600	16,900	1.69	10,900	11,300	1.13	115,000	115,000	11.50	39.7	46.0	541	510	0.51
GA-05-16	60517	4,800	6,750	0.65	25,600	24,500	2.45	231,000	227,000	22.70	94.5	110.0	1,125	1,200	1.20
GA-05-16	60518	9,200	9,280	0.97	50,000	49,800	4.98	320,000	320,000	32.00	164.4	146.0	833	870	0.87
GA-05-16	60519	19,200	19,100	1.91	84,000	83,100	8.31	90,000	88,800	8.88	157.5	141.0	954	1,030	1.03
GA-05-16	60520	15,000	14,900	1.49	151,000	149,500	14.95	154,000	157,000	15.70	277.4	267.0	693	830	0.83
GA-05-16	60521	570	648	0.07	3,500	3,420	0.40	6,000	6,270	0.68	7.5	8.0	135	170	0.17
GA-05-16	60522	88	104	0.01	500	547	0.07	480	550	0.07	1.5	1.0	22	40	0.04
GA-05-19	60552	3,600	3,950	0.39	24,500	23,600	2.36	71,000	73,200	7.32	45.5	51.0	500	531	0.53
GA-05-19	60556	19,700	20,800	2.08	73,000	72,200	7.22	113,000	117,000	11.70	167.8	143.0	666	565	0.57
GA-05-20	60563	101	139	0.01	560	782	0.08	1,700	1,715	0.16	2.6	3.0	51	54	0.05
GA-05-20	60566	3,700	4,300	0.40	33,000	32,600	3.26	40,000	38,800	3.88	75.7	87.0	3,261	3,540	3.54
GA-05-20	60569	2,000	2,260	0.19	8,300	8,800	0.85	11,700	11,900	1.19	55.1	59.0	842	853	0.85
GA-05-22	60605	6,400	7,520	0.73	51,000	48,700	4.87	55,000	60,400	6.04	184.9	171.0	8,515	8,710	8.71
GA-05-22	60608	1,800	1,715	0.17	9,000	7,830	0.87	9,700	9,820	0.97	178.1	158.0	3,977	4,150	4.15
GA-05-22	60611	780	1,140	0.11	4,700	5,440	0.53	9,800	10,500	1.05	51.4	56.0	1,474	1,540	1.54
GA-05-24	60703	2,000	2,420	0.24	28,000	28,600	2.86	43,000	44,700	4.47	65.1	64.0	505	398	0.40
GA-05-24	60706	470	648	0.06	4,100	4,870	0.43	4,300	4,530	0.48	14.7	17.0	121	312	0.31
GA-05-24	60709	97	121	0.01	550	631	0.07	880	1,020	0.11	5.4	7.0	208	240	0.24
GA-05-24	60712	260	350	0.03	2,300	2,630	0.25	3,000	3,120	0.34	11.6	14.0	137	160	0.16
GA-05-25	60691	1,200	1,335	0.13	4,500	5,090	0.48	12,400	13,300	1.33	32.9	34.0	297	316	0.32
GA-05-25	60662	980	1,145	0.12	6,400	6,230	0.65	11,300	12,000	1.20	34.6	37.0	399	416	0.42
GA-05-25	60665	11,500	12,600	1.26	48,000	48,700	4.87	49,000	50,500	5.05	294.5	295.0	1,532	1,520	1.52
GA-05-25	60668	360	407	0.06	2,300	2,260	0.24	1,500	1,460	0.15	14.7	13.0	309	324	0.32
GA-05-25	60671	9,700	11,600	1.16	51,000	50,300	5.03	82,000	87,800	8.78	239.7	234.0	1,794	1,935	1.94

Appendix D:
Check Assay Results; Eastern Analytical Labs and ALS Chemex Labs.
Boomerang and Domino VMS Deposits, Tulks South Property, Newfoundland

DDH	Sample No.	Eastern Cu ppm	*Chemex Cu ppm*	*Chemex Cu %*	Eastern Pb ppm	*Chemex Pb ppm*	*Chemex Pb %*	Eastern Zn ppm	*Chemex Zn ppm*	*Chemex Zn %*	Eastern Ag g/t	*Chemex Ag ppm*	Eastern Au ppb	*Chemex Au ppb*	*Chemex Au ppm*
GA-05-25	60674	910	*1,155*	*0.13*	7,600	*8,250*	*0.87*	14,700	*17,200*	*1.72*	26.0	*29.0*	249	*266*	*0.27*
GA-05-25	60677	7,400	*11,600*	*1.16*	1,500	*1,975*	*0.22*	110,000	*107,000*	*10.70*	26.7	*28.0*	488	*524*	*0.52*
GA-05-25	60680	1,800	*2,190*	*0.22*	2,700	*3,230*	*0.32*	8,100	*9,820*	*1.03*	12.0	*13.0*	169	*193*	*0.19*
GA-05-27	60722	920	*1,400*	*0.14*	3,800	*4,510*	*0.43*	20,600	*21,500*	*2.15*	10.3	*11.0*	137	*150*	*0.15*
GA-05-27	60725	1,500	*1,810*	*0.16*	800	*1,025*	*0.11*	4,100	*3,790*	*0.41*	3.1	*4.0*	16	*33*	*0.03*
GA-05-27	60728	2,200	*2,370*	*0.22*	4,700	*5,280*	*0.49*	15,900	*16,600*	*1.66*	8.9	*9.0*	69	*75*	*0.08*
GA-05-30	60749	450	*536*	*0.05*	6,200	*6,400*	*0.65*	7,000	*7,250*	*0.73*	15.8	*15.0*	177	*173*	*0.17*
GA-05-30	60752	240	*271*	*0.03*	2,800	*2,670*	*0.27*	3,500	*3,570*	*0.37*	9.6	*10.0*	167	*174*	*0.17*
GA-05-30	60755	7,200	*8,620*	*0.84*	32,000	*31,900*	*3.19*	91,000	*94,100*	*9.41*	85.3	*91.0*	808	*913*	*0.91*
GA-05-30	60758	300	*343*	*0.04*	1,700	*1,695*	*0.18*	4,700	*5,000*	*0.52*	6.5	*6.0*	137	*143*	*0.14*
GA-05-32	60803	10,800	*11,000*	*1.10*	67,000	*64,400*	*6.44*	77,000	*79,000*	*7.90*	232.9	*216.0*	7,015	*9,220*	*9.22*
GA-05-32	60806	8,900	*9,700*	*0.97*	124,000	*67,900*	*6.79*	286,000	*112,000*	*11.20*	253.4	*240.0*	4,761	*5,390*	*5.39*
GA-05-32	60809	450	*597*	*0.06*	2,900	*3,360*	*0.35*	3,500	*3,700*	*0.40*	25.3	*26.0*	1,089	*1,085*	*1.09*
GA-05-32	60812	6,000	*6,700*	*0.63*	42,000	*41,400*	*4.14*	101,000	*103,500*	*10.35*	198.6	*180.0*	5,075	*5,620*	*5.62*
GA-05-32	60815	270	*333*	*0.03*	640	*822*	*0.08*	1,900	*2,030*	*0.21*	4.5	*5.0*	256	*300*	*0.30*
GA-05-33	60824	4,000	*5,070*	*0.62*	14,100	*14,300*	*1.43*	378,000	*400,000*	*40.00*	82.2	*85.0*	1,186	*1,315*	*1.32*
GA-05-33	60827	2,700	*2,830*	*0.28*	11,900	*12,400*	*1.24*	18,700	*21,000*	*2.10*	33.9	*36.0*	268	*297*	*0.30*
GA-05-36	60840	13,100	*13,300*	*1.33*	12,400	*12,400*	*1.24*	60,000	*60,800*	*6.08*	21.6	*34.0*	206	*253*	*0.25*
GA-05-36	60843	6,200	*7,180*	*0.67*	25,400	*25,400*	*2.54*	94,000	*97,400*	*9.74*	31.2	*34.0*	151	*193*	*0.19*
GA-05-36	60846	2,000	*2,190*	*0.21*	8,200	*8,790*	*0.86*	16,800	*18,500*	*1.85*	12.3	*13.0*	63	*86*	*0.09*
GA-05-37	60858	142	*175*	*0.02*	2,200	*2,190*	*0.22*	2,200	*2,240*	*0.24*	7.9	*8.0*	149	*213*	*0.21*
GA-05-37	60861	3,400	*4,320*	*0.41*	16,800	*16,700*	*1.67*	130,000	*130,000*	*13.00*	56.2	*65.0*	906	*914*	*0.91*
GA-05-37	60864	7,100	*8,350*	*0.78*	136,000	*132,000*	*13.20*	192,000	*182,500*	*18.25*	578.8	*577.0*	3,769	*4,420*	*4.42*
GA-05-37	60867	630	*767*	*0.07*	3,200	*3,640*	*0.38*	9,600	*10,900*	*1.09*	13.7	*15.0*	248	*287*	*0.29*
GA-05-39	60881	15,500	*16,600*	*1.66*	112,000	*108,500*	*10.85*	125,000	*123,500*	*12.35*	417.8	*369.0*	4,480	*4,080*	*4.08*
GA-05-39	60884	6,100	*6,930*	*0.70*	56,000	*55,900*	*5.59*	105,000	*105,000*	*10.50*	270.5	*249.0*	2,047	*2,180*	*2.18*
GA-05-39	60887	820	*855*	*0.10*	1,600	*1,695*	*0.17*	1,800	*1,670*	*0.17*	13.7	*14.0*	194	*224*	*0.22*
GA-05-41	60895	2,400	*2,440*	*0.25*	16,200	*16,100*	*1.61*	20,700	*20,300*	*2.03*	50.7	*57.0*	2,245	*2,340*	*2.34*
GA-05-41	60898	4,300	*5,090*	*0.50*	32,000	*30,800*	*3.08*	51,000	*48,900*	*4.89*	191.8	*163.0*	20,283	*19,800*	*19.80*
GA-05-41	60901	12,000	*12,000*	*1.20*	74,000	*69,600*	*6.96*	82,000	*83,700*	*8.37*	274.0	*241.0*	6,550	*7,930*	*7.93*
GA-05-41	60904	17,300	*18,100*	*1.81*	118,000	*111,500*	*11.15*	175,000	*177,500*	*17.75*	387.0	*356.0*	2,329	*3,420*	*3.42*
GA-05-41	60907	12,300	*13,200*	*1.32*	72,000	*70,800*	*7.08*	100,000	*105,000*	*10.50*	294.5	*259.0*	2,150	*2,340*	*2.34*
GA-05-41	60910	40,000	*41,600*	*4.16*	98,000	*95,600*	*9.56*	171,000	*171,000*	*17.10*	356.2	*325.0*	950	*917*	*0.92*
GA-05-41	60913	530	*590*	*0.06*	270	*300*	*0.03*	12,300	*12,200*	*1.22*	2.6	*2.0*	95	*108*	*0.11*
GA-05-41	60916	220	*250*	*0.03*	270	*359*	*0.03*	10,400	*10,400*	*1.04*	1.1	*1.0*	47	*62*	*0.06*

Appendix D:

Check Assay Results; Eastern Analytical Labs and ALS Chemex Labs.
Boomerang and Domino VMS Deposits, Tulks South Property, Newfoundland

DDH	Sample No.	Eastern Cu ppm	*Chemex Cu ppm*	*Chemex Cu %*	Eastern Pb ppm	*Chemex Pb ppm*	*Chemex Pb %*	Eastern Zn ppm	*Chemex Zn ppm*	*Chemex Zn %*	Eastern Ag g/t	*Chemex Ag ppm*	Eastern Au ppb	*Chemex Au ppb*	*Chemex Au ppm*
GA-05-43	60940	3,200	3,410	0.32	19,600	19,300	1.93	21,400	21,100	2.11	83.2	94.0	1,300	1,390	1.39
GA-05-43	60943	570	682	0.07	1,600	1,515	0.16	3,400	3,410	0.36	7.5	7.0	393	433	0.43
GA-05-43	60946	4,600	5,240	0.49	44,000	43,500	4.35	47,000	44,500	4.45	178.1	159.0	4,508	4,730	4.73
GA-05-43	60949	9,200	9,350	0.97	115,000	118,500	11.85	154,000	172,000	17.20	352.7	310.0	1,919	3,000	3.00
GA-05-43	60952	6,700	8,060	0.78	76,000	76,700	7.67	94,000	96,400	9.64	270.5	232.0	4,392	4,630	4.63
GA-05-43	60955	7,900	9,760	0.93	84,000	82,500	8.25	90,000	92,600	9.26	339.0	291.0	6,490	6,200	6.20
GA-05-43	60958	8,200	9,790	0.94	77,000	72,200	7.22	99,000	96,400	9.64	263.7	223.0	6,325	5,740	5.74
GA-05-43	60961	4,300	5,290	0.51	63,000	61,400	6.14	92,000	93,200	9.32	232.9	201.0	1,656	1,775	1.78
GA-05-43	60964	6,300	7,220	0.69	16,500	16,800	1.68	59,000	59,700	5.97	188.4	88.0	1,100	1,115	1.12
GA-05-43	60967	84	99	0.01	1,500	1,510	0.17	1,600	1,685	0.19	7.5	9.0	310	349	0.35
GA-05-47	61019	4,600	4,900	0.48	22,000	21,400	2.14	85,000	88,200	8.82	83.2	90.0	599	724	0.72
GA-05-47	61022	4,700	5,330	0.54	31,000	30,600	3.06	39,000	38,200	3.82	171.2	149.0	3,298	3,690	3.69
GA-05-47	61025	6,800	8,730	0.85	7,900	8,760	0.84	108,000	108,000	10.80	33.9	37.0	1,381	1,440	1.44
GA-05-47	61028	1,600	1,695	0.18	17,000	17,000	1.70	57,000	58,700	5.87	40.8	44.0	927	1,030	1.03
GA-05-47	61031	610	681	0.07	17,200	16,400	1.64	20,300	20,800	2.08	20.2	21.0	398	125	0.13
GA-05-47	61034	780	921	0.09	96	124	0.02	18,400	18,400	1.84	2.4	3.0	83	125	0.13
GA-05-47	61037	290	339	0.03	194	224	0.03	6,700	7,250	0.72	3.4	4.0	99	140	0.14
GA-05-48	61056	640	693	0.07	2,200	2,180	0.22	12,400	12,400	1.24	6.2	5.0	240	285	0.29
GA-05-48	61059	2,700	2,930	0.30	42,000	40,500	4.05	64,000	67,600	6.76	84.6	85.0	1,319	869	0.87
GA-05-48	61062	200	217	0.02	1,900	1,910	0.19	4,000	3,820	0.41	7.9	9.0	11	20	0.02
GA-05-48	61065	2,600	2,920	0.30	790	1,020	0.10	58,000	60,700	6.07	10.3	10.0	89	122	0.12
GA-05-48	61068	450	492	0.05	3,400	3,450	0.36	13,800	15,000	1.50	11.3	12.0	110	156	0.16
GA-05-50	61123	700	785	0.08	2,500	2,670	0.29	32,000	30,800	3.08	9.6	7.0	93	125	0.13
GA-05-50	61126	3,800	4,580	0.41	20,800	21,000	2.10	116,000	118,000	11.80	53.8	58.0	656	753	0.75
GA-05-50	61129	3,200	3,730	0.37	31,000	28,000	2.80	44,000	44,700	4.47	79.1	87.0	662	813	0.81
GA-05-50	61132	350	409	0.04	4,900	6,170	0.63	7,900	8,810	0.86	17.5	11.0	115	148	0.15
GA-05-52	61086	5,300	5,620	0.56	35,000	32,700	3.27	36,000	35,300	3.53	123.3	120.0	3,909	4,260	4.26
GA-05-52	61089	7,800	8,780	0.86	65,000	60,100	6.01	73,000	73,700	7.37	174.7	171.0	3,949	3,770	3.77
GA-05-52	61092	5,000	5,900	0.58	40,000	39,000	3.90	56,000	58,400	5.84	178.1	168.0	3,749	3,590	3.59
GA-05-52	61095	230	281	0.03	2,700	2,760	0.28	3,200	3,570	0.36	9.3	11.0	262	308	0.31
GA-05-58	61189	4,500	5,160	0.45	8,800	9,360	0.91	56,000	55,800	5.58	41.1	43.0	913	975	0.98
GA-05-58	61192	300	325	0.04	1,600	1,505	0.16	2,300	2,170	0.21	6.2	6.0	260	321	0.32
GA-05-58	61195	6,600	6,940	0.67	8,400	9,370	0.89	8,500	8,250	0.79	53.8	56.0	1,161	1,235	1.24
GA-05-58	61198	130	156	0.02	300	382	0.05	530	652	0.08	2.9	3.0	120	225	0.23
GA-05-58	61201	140	181	0.01	430	690	0.06	310	362	0.04	2.9	3.0	177	219	0.22

Appendix D:

Check Assay Results; Eastern Analytical Labs and ALS Chemex Labs.
Boomerang and Domino VMS Deposits, Tulks South Property, Newfoundland

DDH	Sample No.	Eastern Cu ppm	*Chemex Cu ppm*	*Chemex Cu %*	Eastern Pb ppm	*Chemex Pb ppm*	*Chemex Pb %*	Eastern Zn ppm	*Chemex Zn ppm*	*Chemex Zn %*	Eastern Ag g/t	*Chemex Ag ppm*	Eastern Au ppb	*Chemex Au ppb*	*Chemex Au ppm*
GA-05-60	61208	2,800	*3,040*	*0.28*	10,900	*10,000*	*1.00*	16,500	*14,900*	*1.49*	51.7	*52.0*	1,434	*1,485*	*1.49*
GA-05-60	61211	1,100	*1,160*	*0.11*	4,700	*5,220*	*0.50*	5,300	*5,780*	*0.55*	21.2	*24.0*	466	*541*	*0.54*
GA-05-60	61214	4,200	*4,770*	*0.47*	26,000	*25,700*	*2.57*	39,000	*37,900*	*3.79*	123.3	*112.0*	2,881	*3,130*	*3.13*
GA-05-60	61217	8,500	*9,130*	*0.86*	63,000	*58,200*	*5.82*	72,000	*72,400*	*7.24*	202.0	*176.0*	4,557	*4,890*	*4.89*
GA-05-60	61220	13,400	*14,300*	*1.43*	97,000	*91,900*	*9.19*	153,000	*153,500*	*15.35*	393.8	*366.0*	4,083	*4,450*	*4.45*
GA-05-60	61222	4,800	*4,940*	*0.54*	62,000	*61,400*	*6.14*	117,000	*120,500*	*12.05*	154.1	*153.0*	2,187	*2,240*	*2.24*
GA-05-60	61225	1,700	*1,805*	*0.17*	380	*4,800*	*0.54*	12,300	*12,200*	*1.22*	24.0	*25.0*	1,308	*1,110*	*1.11*
GA-05-60	61228	9,400	*10,500*	*1.05*	89,000	*87,500*	*8.75*	104,000	*104,500*	*10.45*	297.9	*286.0*	8,998	*8,960*	*8.96*
GA-05-61	76520	4,600	*5,310*	*0.49*	30,000	*28,400*	*2.84*	33,000	*31,600*	*3.16*	98.0	*104.0*	2,480	*2,610*	*2.61*
GA-05-61	76523	5,100	*4,940*	*0.53*	35,000	*35,100*	*3.51*	32,000	*30,900*	*3.09*	126.7	*129.0*	7,243	*6,940*	*6.94*
GA-05-61	76526	280	*345*	*0.04*	1,500	*1,420*	*0.15*	1,100	*984*	*0.11*	9.9	*9.0*	422	*468*	*0.47*
GA-05-62	76504	7,300	*8,330*	*0.81*	33,000	*32,500*	*3.25*	99,000	*101,000*	*10.10*	136.9	*130.0*	1,090	*1,245*	*1.25*
GA-05-62	76507	13,900	*16,000*	*1.60*	23,900	*22,500*	*2.25*	165,000	*171,500*	*17.15*	119.9	*115.0*	1,211	*1,325*	*1.33*
GA-05-66	76563	3,600	*4,150*	*0.42*	84,000	*81,700*	*8.17*	286,000	*312,000*	*31.20*	219.2	*196.0*	882	*842*	*0.84*
GA-05-66	76566	9,100	*10,300*	*1.03*	19,300	*18,500*	*1.85*	128,000	*130,500*	*13.05*	47.3	*50.0*	736	*805*	*0.81*
GA-05-66	76569	1,400	*1,605*	*0.15*	360	*541*	*0.06*	2,300	*2,440*	*0.27*	3.6	*4.0*	91	*38*	*0.04*
# samples	156	790,763	864,705	85	4,257,127	4,125,656	413	10,569,010	10,503,541	1,051	15,331	14,824	236,449	248,321	
Averages		5,069	5,543		27,289	26,447		67,750	67,330		98	95	1,516	1,592	
% difference			*9.4%*			*-3.1%*			*-0.6%*			*-3.3%*		*5.0%*	
R2 Correlation Factor			0.986			*0.980*			*0.960*			*0.985*		*0.984*	

APPENDIX E

Base & Precious Metal and As, Sb, Hg & Bi Analysis On Checked Core Samples from the Boomerang VMS Deposit ALS Chemex (Vancouver, BC)

Tulks South Property

Messina Minerals Inc.

Appendix E:

Base metal analysis with As, Sb, Hg and Bi analysis on checked core samples, Boomerang and Domino VMS Deposits, Tulks South Property, Newfoundland

DDH	Sample No.	Eastern Cu ppm	Eastern Pb ppm	Eastern Zn ppm	Eastern Ag ppm	Eastern Au ppb	*Chemex As ppm*	*Chemex Sb ppm*	*Chemex Hg ppm*	*Chemex Bi ppm*
GA-04-11	60371	100	600	600	2.1	55	*100*	*9*	*0.6*	*3*
GA-04-11	60372	3,500	4,100	13,800	18.2	159	*282*	*34*	*1.3*	*41*
GA-04-11	60373	4,500	1,200	40,000	18.8	253	*341*	*41*	*2.5*	*54*
GA-04-11	60374	7,500	1,300	29,000	20.5	438	*622*	*81*	*4.7*	*22*
GA-04-11	60375	12,600	2,200	35,000	29.5	477	*502*	*86*	*4.5*	*62*
GA-04-11	60376	7,800	7,400	55,000	45.2	443	*403*	*75*	*7.6*	*65*
GA-04-11	60377	7,100	32,000	169,000	150.7	1,134	*6,220*	*519*	*25.2*	*64*
GA-04-11	60378	4,300	12,600	132,000	51.7	1,329	*3,370*	*232*	*16.2*	*54*
GA-04-11	60379	7,000	63,000	264,000	202.1	964	*6,520*	*550*	*24.9*	*82*
GA-04-11	60380	5,800	44,000	161,000	157.5	1,188	*4,530*	*678*	*15.9*	*43*
GA-04-11	60381	7,600	20,900	105,000	96.6	1,028	*5,900*	*560*	*10.9*	*59*
GA-04-11	60382	6,400	15,800	117,000	81.5	881	*2,790*	*327*	*11.7*	*65*
GA-04-11	60383	10,100	16,100	70,000	70.9	1,075	*7,280*	*389*	*10.2*	*60*
GA-04-11	60384	5,900	7,100	50,000	39.7	1,130	*3,450*	*305*	*4.2*	*35*
GA-04-11	60385	7,900	17,200	132,000	67.1	1,208		*211*	*12.1*	*56*
GA-04-11	60386	4,200	30,000	164,000	96.2	1,080	*7,830*	*226*	*14.6*	*49*
GA-04-11	60387	8,600	47,000	296,000	164.4	936	*5,120*	*435*	*20.3*	*106*
GA-04-11	60388	3,700	66,000	267,000	236.3	1,115	*6,020*	*436*	*21.9*	*130*
GA-04-11	60389	6,400	39,000	155,000	147.3	1,532	*7,550*	*307*	*15.7*	*47*
GA-04-11	60390	300	1,100	10,400	5.8	151	*671*	*23*	*2.3*	*7*
GA-04-11	60391	100	600	3,300	3.8	5	*324*	*12*	*0.6*	*6*
GA-05-12	60487	110	127	250	1.9	90	*323*	*22*	*1.0*	*1*
GA-05-12	60488	5,100	27,000	129,000	45.9	379	*925*	*123*	*11.2*	*45*
GA-05-12	60489	6,200	5,400	90,000	26.4	544	*2,090*	*128*	*5.6*	*56*
GA-05-12	60490	4,500	16,900	65,000	53.8	1,052	*4,470*	*530*	*13.2*	*37*
GA-05-12	60491	10,500	29,000	54,000	82.9	975	*6,860*	*225*	*7.0*	*38*
GA-05-12	60492	4,100	17,500	80,000	66.8	1,161	*4,640*	*437*	*22.7*	*51*
GA-05-12	60493	4,000	3,600	47,000	32.2	1,189	*2,480*	*220*	*5.6*	*39*
GA-05-12	60494	6,200	13,500	144,000	69.2	1,205	*3,280*	*346*	*15.2*	*94*
GA-05-12	60495	7,100	29,000	101,000	150.7	1,742	*6,880*	*567*	*11.2*	*51*
GA-05-12	60496	15,800	99,000	109,000	325.3	1,601	*6,670*	*602*	*5.0*	*26*
GA-05-12	60497	13,100	122,000	142,000	393.8	3,741		*775*	*5.3*	*1*
GA-05-12	60498	6,100	52,000	142,000	212.3	1,973	*7,780*	*597*	*23.4*	*47*
GA-05-12	60499	2,000	14,900	23,000	68.8	872	*1,595*	*443*	*9.8*	*12*
GA-05-15	60504	280	1,200	1,500	5.2	195	*1,785*	*79*	*1.9*	*3*
GA-05-15	60505	4,700	29,000	36,000	63.4	1,908	*9,570*	*172*	*10.1*	*14*
GA-05-15	60506	330	1,700	2,800	5.4	126	*1,180*	*74*	*4.0*	*1*
GA-05-15	60507	2,700	20,600	18,600	58.2	1,845		*299*	*8.2*	*1*
GA-05-15	60508	3,400	28,000	35,000	78.1	2,418		*470*	*17.5*	*1*
GA-05-15	60509	1,200	4,900	7,800	36.6	968	*1,560*	*384*	*8.1*	*1*
GA-05-15	60510	1,300	4,500	8,200	19.2	1,201	*5,080*	*174*	*9.6*	*1*
GA-05-15	60511	3,300	9,100	17,000	157.5	1,632	*5,160*	*694*	*12.3*	*1*
GA-05-15	60512	3,500	7,100	103,000	51.0	1,293	*5,040*	*337*	*61.3*	*52*
GA-05-15	60513	59	370	550	1.9	102	*715*	*46*	*2.1*	*1*
GA-05-16	60514	42	590	710	2.2	90	*310*	*12*	*0.3*	*1*
GA-05-16	60515	26,300	58,000	153,000	202.1	704	*6,600*	*192*	*8.5*	*36*
GA-05-16	60516	17,600	10,900	115,000	39.7	541	*1,290*	*42*	*7.7*	*25*

Appendix E:

Base metal analysis with As, Sb, Hg and Bi analysis on checked core samples, Boomerang and Domino VMS Deposits, Tulks South Property, Newfoundland

DDH	Sample No.	Eastern Cu ppm	Eastern Pb ppm	Eastern Zn ppm	Eastern Ag ppm	Eastern Au ppb	*Chemex As ppm*	*Chemex Sb ppm*	*Chemex Hg ppm*	*Chemex Bi ppm*
GA-05-16	60517	4,800	25,600	231,000	94.5	1,125	*3,870*	*565*	*19.3*	*101*
GA-05-16	60518	9,200	50,000	320,000	164.4	833	*2,910*	*745*	*24.0*	*116*
GA-05-16	60519	19,200	84,000	90,000	157.5	954	*2,720*	*266*	*6.0*	*10*
GA-05-16	60520	15,000	151,000	154,000	277.4	693	*1,895*	*347*	*14.4*	*40*
GA-05-16	60521	570	3,500	6,000	7.5	135	*607*	*26*	*2.5*	*3*
GA-05-16	60522	88	500	480	1.5	22	*476*	*5*	*0.2*	*2*
GA-05-19	60552	3,600	24,500	71,000	45.5	500	*4,250*	*103*	*7.5*	*28*
GA-05-19	60556	19,700	73,000	113,000	167.8	666	*2,040*	*181*	*15.3*	*10*
GA-05-20	60563	101	560	1,700	2.6	51	*291*	*23*	*1.7*	*1*
GA-05-20	60566	3,700	33,000	40,000	75.7	3,261	*19,300*	*1,040*	*36.6*	*9*
GA-05-20	60569	2,000	8,300	11,700	55.1	842	*3,950*	*932*	*21.9*	*2*
GA-05-22	60605	6,400	51,000	55,000	184.9	8,515	*50,600*	*623*	*39.2*	*52*
GA-05-22	60608	1,800	9,000	9,700	178.1	3,977	*4,710*	*649*	*19.9*	*4*
GA-05-22	60611	780	4,700	9,800	51.4	1,474	*5,010*	*689*	*28.0*	*5*
GA-05-24	60703	2,000	28,000	43,000	65.1	505	*2,340*	*156*	*4.5*	*4*
GA-05-24	60706	470	4,100	4,300	14.7	121	*423*	*28*	*1.2*	*5*
GA-05-24	60709	97	550	880	5.4	208	*2,330*	*36*	*0.9*	*2*
GA-05-24	60712	260	2,300	3,000	11.6	137	*464*	*32*	*1.3*	*2*
GA-05-25	60691	1,200	4,500	12,400	32.9	297	*1,650*	*479*	*2.6*	*7*
GA-05-25	60662	980	6,400	11,300	34.6	399	*2,080*	*55*	*1.4*	*7*
GA-05-25	60665	11,500	48,000	49,000	294.5	1,532	*4,730*	*389*	*5.0*	*15*
GA-05-25	60668	360	2,300	1,500	14.7	309	*1,150*	*30*	*0.4*	*3*
GA-05-25	60671	9,700	51,000	82,000	239.7	1,794	*9,010*	*961*	*8.4*	*50*
GA-05-25	60674	910	7,600	14,700	26.0	249	*836*	*110*	*2.1*	*12*
GA-05-25	60677	7,400	1,500	110,000	26.7	488	*1,180*	*64*	*12.2*	*26*
GA-05-25	60680	1,800	2,700	8,100	12.0	169	*968*	*110*	*3.9*	*7*
GA-05-27	60722	920	3,800	20,600	10.3	137	*3,390*	*480*	*2.0*	*21*
GA-05-27	60725	1,500	800	4,100	3.1	16	*346*	*48*	*0.5*	*17*
GA-05-27	60728	2,200	4,700	15,900	8.9	69	*726*	*442*	*2.0*	*21*
GA-05-30	60749	450	6,200	7,000	15.8	177	*734*	*44*	*1.4*	*3*
GA-05-30	60752	240	2,800	3,500	9.6	167	*401*	*25*	*0.6*	*3*
GA-05-30	60755	7,200	32,000	91,000	85.3	808	*3,080*	*210*	*10.5*	*29*
GA-05-30	60758	300	1,700	4,700	6.5	137	*573*	*28*	*1.8*	*5*
GA-05-32	60803	10,800	67,000	77,000	232.9	7,015	*40,600*	*760*	*10.4*	*42*
GA-05-32	60806	8,900	124,000	286,000	253.4	4,761	*27,300*	*926*	*15.3*	*28*
GA-05-32	60809	450	2,900	3,500	25.3	1,089	*4,870*	*362*	*12.2*	*6*
GA-05-32	60812	6,000	42,000	101,000	198.6	5,075	*23,900*	*690*	*42.0*	*44*
GA-05-32	60815	270	640	1,900	4.5	256	*521*	*62*	*3.1*	*8*
GA-05-33	60824	4,000	14,100	378,000	82.2	1,186	*2,480*	*213*	*17.9*	*188*
GA-05-33	60827	2,700	11,900	18,700	33.9	268	*901*	*55*	*5.7*	*16*
GA-05-36	60840	13,100	12,400	60,000	21.6	206	*921*	*282*	*14.1*	*24*
GA-05-36	60843	6,200	25,400	94,000	31.2	151	*1,050*	*124*	*18.5*	*29*
GA-05-36	60846	2,000	8,200	16,800	12.3	63	*1,400*	*230*	*5.2*	*7*
GA-05-37	60858	142	2,200	2,200	7.9	149	*299*	*14*	*0.8*	*4*
GA-05-37	60861	3,400	16,800	130,000	56.2	906	*2,830*	*64*	*17.5*	*71*
GA-05-37	60864	7,100	136,000	192,000	578.8	3,769	*19,000*	*1,215*	*37.9*	*52*
GA-05-37	60867	630	3,200	9,600	13.7	248	*849*	*73*	*3.1*	*1*

Appendix E:
Base metal analysis with As, Sb, Hg and Bi analysis on checked core samples, Boomerang and Domino VMS Deposits, Tulks South Property, Newfoundland

DDH	Sample No.	Eastern Cu ppm	Eastern Pb ppm	Eastern Zn ppm	Eastern Ag ppm	Eastern Au ppb	*Chemex As ppm*	*Chemex Sb ppm*	*Chemex Hg ppm*	*Chemex Bi ppm*
GA-05-39	60881	15,500	112,000	125,000	417.8	4,480	*13,900*	*696*	*13.0*	*31*
GA-05-39	60884	6,100	56,000	105,000	270.5	2,047	*13,500*	*604*	*11.6*	*30*
GA-05-39	60887	820	1,600	1,800	13.7	194	*253*	*31*	*0.5*	*8*
GA-05-41	60895	2,400	16,200	20,700	50.7	2,245	*10,500*	*280*	*5.7*	*6*
GA-05-41	60901	12,000	74,000	82,000	274.0	6,550	*44,900*	*1,015*	*13.3*	*35*
GA-05-41	60904	17,300	118,000	175,000	387.0	2,329	*8,850*	*731*	*13.0*	*1*
GA-05-41	60907	12,300	72,000	100,000	294.5	2,150	*11,800*	*725*	*11.4*	*22*
GA-05-41	60910	40,000	98,000	171,000	356.2	950	*492*	*365*	*20.1*	*25*
GA-05-41	60913	530	270	12,300	2.6	95	*256*	*14*	*3.0*	*8*
GA-05-41	60916	220	270	10,400	1.1	47	*242*	*11*	*3.0*	*5*
GA-05-43	60940	3,200	19,600	21,400	83.2	1,300	*4,770*	*310*	*5.9*	*13*
GA-05-43	60943	570	1,600	3,400	7.5	393	*2,370*	*75*	*1.3*	*11*
GA-05-43	60946	4,600	44,000	47,000	178.1	4,508	*27,900*	*1,160*	*10.5*	*6*
GA-05-43	60949	9,200	115,000	154,000	352.7	1,919	*10,500*	*852*	*25.7*	*8*
GA-05-43	60952	6,700	76,000	94,000	270.5	4,392	*51,200*	*820*	*18.0*	*25*
GA-05-43	60955	7,900	84,000	90,000	339.0	6,490	*39,700*	*1,435*	*10.0*	*26*
GA-05-43	60958	8,200	77,000	99,000	263.7	6,325	*34,900*	*682*	*10.5*	*27*
GA-05-43	60961	4,300	63,000	92,000	232.9	1,656	*25,900*	*372*	*12.0*	*39*
GA-05-43	60964	6,300	16,500	59,000	188.4	1,100	*2,470*	*135*	*10.1*	*39*
GA-05-43	60967	84	1,500	1,600	7.5	310	*1,390*	*14*	*0.5*	*1*
GA-05-47	61019	4,600	22,000	85,000	83.2	599	*1,940*	*118*	*17.3*	*38*
GA-05-47	61022	4,700	31,000	39,000	171.2	3,298	*18,300*	*427*	*7.8*	*13*
GA-05-47	61025	6,800	7,900	108,000	33.9	1,381	*4,380*	*109*	*13.3*	*51*
GA-05-47	61028	1,600	17,000	57,000	40.8	927	*4,610*	*226*	*7.0*	*4*
GA-05-47	61031	610	17,200	20,300	20.2	398	*718*	*258*	*4.4*	*2*
GA-05-47	61034	780	96	18,400	2.4	83	*741*	*37*	*9.8*	*5*
GA-05-47	61037	290	194	6,700	3.4	99	*2,140*	*51*	*3.8*	*4*
GA-05-48	61056	640	2,200	12,400	6.2	240	*1,130*	*19*	*2.0*	*2*
GA-05-48	61059	2,700	42,000	64,000	84.6	1,319	*4,450*	*140*	*6.2*	*1*
GA-05-48	61062	200	1,900	4,000	7.9	11	*70*	*12*	*0.4*	*3*
GA-05-48	61065	2,600	790	58,000	10.3	89	*201*	*10*	*5.2*	*5*
GA-05-48	61068	450	3,400	13,800	11.3	110	*363*	*17*	*1.6*	*1*
GA-05-50	61123	700	2,500	32,000	9.6	93	*525*	*11*	*6.8*	*8*
GA-05-50	61126	3,800	20,800	116,000	53.8	656	*1,940*	*62*	*21.2*	*53*
GA-05-50	61129	3,200	31,000	44,000	79.1	662	*5,600*	*126*	*5.2*	*5*
GA-05-50	61132	350	4,900	7,900	17.5	115	*401*	*21*	*1.3*	*2*
GA-05-52	61086	5,300	35,000	36,000	123.3	3,909	*27,200*	*385*	*7.8*	*20*
GA-05-52	61089	7,800	65,000	73,000	174.7	3,949	*30,500*	*631*	*13.5*	*5*
GA-05-52	61092	5,000	40,000	56,000	178.1	3,749	*20,100*	*889*	*14.2*	*31*
GA-05-52	61095	230	2,700	3,200	9.3	262	*3,270*	*42*	*1.8*	*1*
GA-05-58	61189	4,500	8,300	56,000	41.1	913	*2,380*	*133*	*13.3*	*57*
GA-05-58	61192	300	1,600	2,300	6.2	260	*1,125*	*35*	*0.8*	*4*
GA-05-58	61195	6,600	8,400	8,500	53.8	1,161	*6,510*	*912*	*6.0*	*124*
GA-05-58	61198	130	300	530	2.9	120	*479*	*48*	*1.5*	*3*
GA-05-58	61201	140	430	310	2.9	177	*731*	*103*	*1.2*	*4*
GA-05-60	61208	2,800	10,900	16,500	51.7	1,434	*6,700*	*236*	*14.6*	*7*
GA-05-60	61211	1,100	4,700	5,300	21.2	466	*2,460*	*124*	*4.5*	*8*

Appendix E:

Base metal analysis with As, Sb, Hg and Bi analysis on checked core samples, Boomerang and Domino VMS Deposits, Tulks South Property, Newfoundland

DDH	Sample No.	Eastern Cu ppm	Eastern Pb ppm	Eastern Zn ppm	Eastern Ag ppm	Eastern Au ppb	*Chemex As ppm*	*Chemex Sb ppm*	*Chemex Hg ppm*	*Chemex Bi ppm*
GA-05-60	61214	4,200	26,000	39,000	123.3	2,881	*15,900*	*675*	*8.3*	*21*
GA-05-60	61217	8,500	63,000	72,000	202.0	4,557	*30,700*	*660*	*9.4*	*20*
GA-05-60	61220	13,400	97,000	153,000	393.8	4,083	*25,500*	*883*	*12.2*	*17*
GA-05-60	61222	4,800	62,000	117,000	154.1	2,187	*18,800*	*481*	*12.7*	*1*
GA-05-60	61225	1,700	380	12,300	24.0	1,308	*4,320*	*191*	*14.7*	*11*
GA-05-60	61228	9,400	89,000	104,000	297.9	8,998	*51,300*	*1,105*	*13.6*	*51*
GA-05-61	76520	4,600	30,000	33,000	98.0	2,480	*13,300*	*623*	*14.6*	*16*
GA-05-61	76523	5,100	35,000	32,000	126.7	7,243	*52,800*	*649*	*13.4*	*15*
GA-05-61	76526	280	1,500	1,100	9.9	422	*1,275*	*63*	*1.3*	*1*
GA-05-62	76504	7,300	33,000	99,000	136.9	1,090	*3,420*	*198*	*19.4*	*34*
GA-05-62	76507	13,900	23,900	165,000	119.9	1,211	*6,010*	*190*	*43.9*	*110*
GA-05-66	76563	3,600	84,000	286,000	219.2	882	*11,300*	*500*	*17.4*	*136*
GA-05-66	76566	9,100	19,300	128,000	47.3	736	*13,700*	*210*	*6.5*	*50*
GA-05-66	76569	1,400	360	2,300	3.6	91	*188*	*22*	*0.4*	*20*
GA-05-41	60898	4,300	32,000	51,000	191.8	20,283	*210,000*	*3,560*	*12.5*	*7*
Average of 156 sampl		5,069	27,289	67,750	98	1,516	8,785			
Average Grades		**0.51**	**2.73**	**6.78**	**98.3**	**1.52**	**0.88**	**346**	**10**	**27**


Au vs Ag
Au ppb
Ag ppm


As vs. Au
As ppm
Au ppb


Sb vs As
Sb ppm
As ppm


Hg vs As
Hg ppm
As ppm


Au vs Hg
Au ppp
Hg ppm


Hg vs Sb
y = -6E-06x2 + 0.0213x + 4.5203
R2 = 0.2712
Hg ppm
Sb ppm


Cu vs Zn
Cu ppm
Zn ppm


Pb vs Zn
Pb ppm
Zn ppm

Appendix E: Base Metal and As, Sb, Hg and Bi analysis


Au vs Cu
Au ppm
Cu ppm


Au vs Pb
Au ppb
Pb ppm


Au vs. Zn
Au ppb
Zn ppm


As vs Zn
As ppm
Zn ppm


Ag vs Zn
Ag ppm
Zn ppm


As vs Cu
As ppm
Cu ppm


Ag vs As
Ag ppm
As ppm


Ag vs Pb
Ag ppm
Pb ppm